As filed with the Securities and Exchange Commission on August 22, 2008
Registration No. 333-150009
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 4
TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BIOTROVE, INC.
(Exact name of registrant as specified in its charter)

Delaware	3826	04-3502867
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

12 Gill Street, Suite 4000
Woburn, Massachusetts 01801
(781) 721-3600
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Albert A. Luderer, Ph.D., President and Chief Executive Officer
12 Gill Street, Suite 4000
Woburn, Massachusetts 01801
(781) 721-3600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Jonathan L. Kravetz, Esq. Brian P. Keane, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	Laura A. Berezin, Esq. Miguel J. Vega, Esq. Marc Recht, Esq. Cooley Godward Kronish LLP The Prudential Tower 800 Boylston Street, 46th Floor Boston, MA 02199 (617) 937-2300

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Subject to completion, dated August 22, 2008

             Shares

BIOTROVE, INC.

Common Stock

$           per share

• BioTrove, Inc. is offering          shares.

•	We anticipate that the initial public offering price will be between $ and $ per share.
•	This is our initial public offering and no public market currently exists for our shares.

•	Proposed trading symbol: NASDAQ Global Market—BTRV

This investment involves risk. See “Risk Factors” beginning on page 10.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to BioTrove	$	$

The underwriters have a 30-day option to purchase up to           additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	Lazard Capital Markets

Robert W. Baird & Co.

The date of this prospectus is          , 2008

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of shares of common stock and the distribution of this prospectus outside of the United States.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you in making an investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors” beginning on page 10. Unless otherwise stated or the context requires otherwise, references in this prospectus to “the Company,” “BioTrove,” “we,” “us” and “our” refer to BioTrove, Inc.

Our Business

BioTrove develops, manufactures and markets innovative systems, consisting of laboratory instruments and related consumables, for genomic analysis, high-throughput screening and molecular diagnostics. Our two marketed systems, OpenArray and RapidFire, accelerate our customers’ research, development and commercial progress across multiple fields, from drug discovery to agricultural science, and from food and water supply safety to molecular diagnostics. Using proprietary micro-and nano-fluidic technologies to manipulate very small volumes of samples and assay reagents, our products rapidly and cost-effectively detect and measure DNA and RNA, the genomic materials that store and transmit genetic information inside cells, as well as chemical compounds and proteins. The automation, speed, minute quantities of materials used per assay, large number of assays that can be conducted in parallel or rapid sequence, and relatively low cost per assay, combine to enable our customers to conduct larger-scale studies, obtain results more quickly, and solve previously intractable problems. Our OpenArray and RapidFire products address a pervasive need among academic, commercial and medical laboratories to achieve increased productivity while adapting to the accelerating pace and increasing complexity of modern life sciences.

We believe our products represent the next step in the evolution of technologies to increase output and decrease costs for life sciences research, development and commercialization through miniaturization, automation and parallelization, or performing many tasks simultaneously. Just as plastic plates with 96 or 384 wells, known as microplates, have replaced racks of test tubes, and automated systems have replaced manual processes, our OpenArray system accelerates genomic analysis by enabling our customers to conduct up to 3,072 independent analyses simultaneously in a thin metal plate the size of a microscope slide, producing data in hours or days rather than weeks or months, as with competing products.

Our RapidFire system is approximately ten times faster than other mass spectrometry sample preparation technologies and interfaces directly with most commercially available mass spectrometers, enabling the use of mass spectrometry for high-throughput screening of chemical compounds for drug discovery. Mass spectrometry is a highly accurate method for identifying and revealing the functional activity of a chemical compound based on its molecular weight. The RapidFire system enables our customers to use mass spectrometry to identify early-stage drug compounds for novel targets or with functional activity missed by conventional high-throughput screening technologies.

We are actively pursuing new applications and improvements for our OpenArray system in areas such as molecular diagnostics, fixed content plates, which contain popular sets of assays, and immunoassays for ultra-sensitive protein detection, as well as for our RapidFire system to enhance its applicability for secondary screening of compounds and lead optimization.

OpenArray Genomic Analysis Market Opportunity

According to Strategic Directions International, or SDI, the worldwide demand for genomic analysis instruments and supplies was approximately $4.9 billion in 2005, with approximately $2.7 billion spent on gene expression analysis, which involves determining the amount of RNA being made from different genes, and nearly $1.0 billion spent on genotyping, which involves determining the presence of certain known gene sequence variations. The genomic analysis market spans several industries, including human healthcare, agriculture, animal healthcare and environmental testing. Within each of these industries, the genomic analysis market extends from discovery research through validation studies to confirm, for example, that a particular gene or gene variation is involved in a trait or disease, and into development and commercialization of products. Common technologies for genomic analysis, although well-suited for discovery research, are too expensive or slow for the analysis of many genes across large numbers of samples, as is often required for validation, commercialization and molecular diagnostics applications.

Our OpenArray Solution

Our OpenArray system consists of instruments and consumables for rapidly performing thousands of simultaneous, yet independent, polymerase chain reaction, or PCR, -based genomic analyses on single or multiple samples. Our system can be used to perform a broad spectrum of genomic analyses, including: genotyping; gene expression analysis; and target sequence detection, which involves detecting the presence of a specific sequence, such as one from a virus or bacterium. Depending upon the sample configuration, our system allows users to simultaneously conduct up to 3,072 PCR analyses on up to 144 different samples. The combination of the following unique capabilities of our OpenArray system makes otherwise impractical larger-scale genomic experiments relatively simple and affordable:

•	Higher Throughput. A single technician can perform over 98,000 genotyping analyses or over 24,000 gene expression analyses in just one day as compared to weeks or months with competing technologies.

•	Faster Time to Results. We estimate that a single researcher can quantify the expression of tens of genes on hundreds of samples ten times faster than with microplates and 30 times faster than with microarrays.

•	Independent Analyses. The ability to perform thousands of simultaneous, independent analyses improves data quality, while reducing the complexity of assay development.

•	Ease of Use. Our system requires minimal user training, and we supply plates preloaded with assay reagents, which simplifies workflow and reduces errors.

•	Flexible Format. Researchers have the flexibility to vary the number of genetic markers and the number of samples that are simultaneously tested to best fit the needs of their experiment.

•	Broad Assay Compatibility. Our platform supports several industry standard assay systems for genomic analysis.

•	Lower Capital Cost. The capital cost of our instruments is about 30% less than the least expensive alternatives, based on microplates, and up to about 80% less than the most expensive alternatives, such as those using microfluidic or mass spectrometric systems.

•	Lower Operational Cost. Compared to a conventional microplate, our OpenArray system requires relatively minimal labor and the OpenArray plate uses over ten-fold less sample and reagent per assay, resulting in cost savings and the conservation of valuable samples.

We launched our OpenArray products in 2005 and have built a customer base of 47 biopharmaceutical and agricultural companies, academic researchers, hospitals and government labs engaged in translating genomic discoveries into new applications and products. In November 2007, we entered into a collaboration agreement with the Applied Biosystems Group of the Applera Corporation, or Applied Biosystems, to market our OpenArray products for genotyping assays in conjunction with Applied Biosystems’ TaqMan PCR chemistry. This agreement enables us to leverage Applied Biosystems’ extensive sales, marketing, distribution and customer support capabilities. We have retained the right to independently market our OpenArray products for gene expression analysis, subject to rights of negotiation and first refusal held by Applied Biosystems to obtain exclusive rights in the gene expression field.

RapidFire High-Throughput Screening Market Opportunity

According to SDI, the worldwide demand for instruments and supplies used in drug discovery was approximately $2.9 billion in 2005, with $1.3 billion spent on primary screening to discover new lead compounds and $1.1 billion spent on secondary screening to evaluate and optimize lead compounds. Biopharmaceutical companies often use high-throughput drug discovery screening technologies to quickly test tens of thousands of chemical compounds in laboratory studies in order to identify compounds that interact with chosen drug targets.

Mass spectrometry has significant advantages over competing drug discovery technologies, with the potential to effectively analyze the approximately 20% of drug targets deemed intractable to analysis by other methods. However, historically its application to high-throughput screening has been limited by the crucial, yet slow and cumbersome, process of sample preparation to remove salts, proteins and other substances from the test sample that can interfere with the operation and accuracy of the mass spectrometer.

Our RapidFire Solution

Our RapidFire system is a high-speed, automated, sample preparation system for mass spectrometry that is approximately ten times faster than other sample preparation technologies. Using our technology, biopharmaceutical companies can now use mass spectrometry for high-throughput screening, enabling them to screen compounds against drug targets that were previously intractable due to the limitations of other testing techniques. These drug targets represent a potentially significant untapped source of new and innovative therapeutics.

Our RapidFire system provides the following advantages over existing high-throughput screening technologies:

•	Screening of Previously Intractable Targets. Our RapidFire system eliminates the sample preparation bottleneck for mass spectrometry and allows the screening of novel targets for important diseases.

•	Higher Throughput. Our RapidFire system runs approximately ten times faster than competing methods of sample preparation for mass spectrometry.

•	More Rapid Assay Development. Our RapidFire system eliminates the need to develop and validate screening assays using optical, isotopic, indirect or affinity-based methods.

•	Higher Quality Data. The ability of mass spectrometry to directly quantify target molecules produces fewer false positive or negative results than competing technologies.

•	Improved Screening Results. Elimination of labeled assay components and minimizing measurement interference can produce assays that identify more biologically relevant compounds.

We first offered our RapidFire system as an assay development and screening service in 2004 and began marketing RapidFire products in 2006. Customers who purchase a RapidFire instrument from us must also have a compatible mass spectrometer, which they may either purchase through us or directly from another supplier. We currently have a customer base of 21 biopharmaceutical companies for our RapidFire products and services, including 11 of the 15 largest biopharmaceutical companies, based on global sales. In October 2007, we entered into a non-exclusive global co-marketing agreement with Agilent Technologies, Inc., or Agilent, to co-market our RapidFire high-throughput sample preparation system with Agilent’s latest mass spectrometer. In June 2008, we entered into a non-exclusive reseller agreement with Applied Biosystems under which we have the right in the United States and Canada to market, promote and resell, in connection with our RapidFire System, Applied Biosystems’ high-performance mass spectrometers. We believe that these agreements will enable us to more rapidly and thoroughly penetrate the market for our RapidFire products and services.

OpenArray Molecular Diagnostics Market Opportunity

According to Standard & Poor’s, the fastest growing segment of the $32 billion in vitro, or laboratory, diagnostics market is molecular diagnostics, or tests based on genomic analyses of DNA or RNA. This segment had global sales of $2.6 billion in 2006 and is expected to grow by 13% to 15% annually through 2009 as additional new genomic tests reach the market. This growth is driven by an aging population, increasing health care costs and the desire to efficiently improve healthcare decision-making and provide personalized treatment.

Current molecular diagnostic products for genomic analysis rely on technologies similar to those used in genomic research. Common disadvantages of the currently available systems include low throughput, high costs when analyzing multiple genomic markers, and complex workflows that require specialized training. Furthermore, the complexity of disease and its diagnosis has resulted in the need for multiple molecular tests for increased diagnostic precision and accuracy. With the growing trend toward personalized medicine for cancer and many other diseases and the increasing complexity of the diagnostic tests involved, there is a significant need for a robust system that can support a broad menu of tests on a single, easy-to-use platform.

Our OpenArray Solution for Molecular Diagnostics

We believe that our OpenArray technology can effectively serve the needs of the molecular diagnostic market for rapid, accurate and cost-effective analysis of multiple genetic markers in a single sample, and for consolidation of multiple molecular diagnostic tests onto a single, user-friendly instrument platform. Several of our existing customers currently use their OpenArray systems for molecular diagnostics research applications, ranging from blood typing to pathogen detection. In order to more broadly capture the molecular diagnostics market opportunity for our OpenArray technology, we are developing new products tailored to the specific needs of clinical and hospital laboratories. In addition, before we can market any products specifically for human or veterinary diagnostics applications, we will need to obtain regulatory clearance or approval and additional license rights from Roche Diagnostics Corporation for technology relating to PCR and TaqMan PCR and a license from The Celera Group of the Applera Corporation for technology relating to real-time thermal cyclers in the field of human in vitro diagnostics.

Our OpenArray platform offers numerous advantages for developing and conducting molecular diagnostic tests based on genomic analyses such as:

•	PCR Analysis of Multiple Genomic Biomarkers. Our OpenArray platform enables the use of PCR for simultaneous analysis of multiple genetic markers on one or more samples.

•	Independent Analyses. Each PCR measurement occurs in a separate well of the OpenArray plate, which improves data quality and reduces assay development complexity.

•	Multiple Tests on a Single Platform. The flexibility of our OpenArray technology will allow a single instrument system to perform multiple molecular diagnostic tests.

•	Simple, Rapid and Cost Effective. We provide OpenArray plates pre-loaded with required assays, and results are generated quickly with low capital and operating costs.

Our Strategy

Our overall strategy is to drive widespread adoption of our products and services in the life sciences research, biopharmaceutical development, molecular diagnostics and other markets through:

•	continuing to build our direct sales force and distribution channels;

•	forming new and leveraging existing strategic collaborations;

•	broadening and strengthening our genomic analysis product portfolio;

•	leveraging our OpenArray system to address the rapidly growing molecular diagnostics market;

•	developing additional applications for RapidFire; and

•	continuing to build on our technological leadership.

Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary, including the following:

•	We have incurred significant losses since our inception, had an accumulated deficit of $66.7 million as of June 30, 2008 and expect to incur losses for the foreseeable future.

•	The sales cycles for our OpenArray and RapidFire products and services are typically lengthy and unpredictable.

•	We have in the past derived a significant portion of our revenue from a limited number of customers. If we are not able to increase our customer base to reduce our risk of reliance on any one customer, the loss of any significant customer could harm our business and operating results.

•	We may not be successful in adapting our OpenArray technology to develop products that we can market specifically for use in molecular diagnostics applications, or, depending on their intended use, in obtaining regulatory approval for such products. If we are successful in developing products specifically for molecular diagnostics applications, we may be unable to successfully commercialize these products.

•	Our operating results fluctuate due to events that are outside our control, including the timing of sales of our OpenArray and RapidFire products and services, the impact of customer spending patterns, the timing and size of research projects our customers perform, and changes in overall spending levels in the life sciences industry. These fluctuations could cause our stock price to be volatile and ultimately decline.

•	If we are unable to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others, our ability to commercialize our products would be harmed.

•	To date, we have only produced our products in limited quantities and any problems increasing the scale of our manufacturing operations as our business grows could prevent us from achieving expected performance levels or cause us to set prices that hinder wide adoption of our products and services by customers.

Corporate Information

We were incorporated in Delaware in February 2000. Our principal executive offices are located at 12 Gill Street, Suite 4000, Woburn, Massachusetts 01801, and our telephone number is (781) 721-3600. Our website address is www.biotrove.com. The information on our website is not part of this prospectus. We have included our website address as a factual reference and do not intend it to be an active link to our website.

Our trademarks and service marks include BioTrove, OpenArray, RapidFire, AutoLoader, NT Cycler, NT Imager and our logo. This prospectus also includes trademarks and service marks of others.

The Offering

Common stock offered by us	shares

Common stock outstanding after the offering	shares

Offering price	$ per share

Use of proceeds	We plan to use the net proceeds of this offering to fund the continued development of our OpenArray and RapidFire product lines, to build our operating infrastructure and for general corporate purposes, such as general and administrative expenses and working capital needs and the potential acquisition of, or investment in, technologies, products or companies that complement our business. For a more complete description of our intended use of the proceeds from this offering, see “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	BTRV

General Information About This Prospectus

Unless otherwise noted, throughout this prospectus the number of shares of our common stock to be outstanding following this offering is based on shares of our common stock outstanding as of August 1, 2008 and excludes:

•	2,810,523 shares of common stock issuable upon the exercise of stock options outstanding as of August 1, 2008 at a weighted average exercise price of $1.00 per share;

•	541,213 shares of common stock issuable upon the exercise of warrants outstanding as of August 1, 2008 at a weighted average exercise price of $0.51 per share; and

•	additional shares reserved for future issuance under our stock plans.

In addition, unless otherwise noted, throughout this prospectus the number of shares of common stock to be outstanding after this offering reflects the conversion of all outstanding shares of our convertible preferred stock into 14,899,152 shares of common stock upon completion of this offering and the conversion of $22,661,225 in principal amount of outstanding convertible notes plus accrued interest thereon into                shares of common stock upon completion of this offering. The convertible notes convert at a conversion price equal to the lesser of (1) 67% of the initial public offering price or (2) $          , which is the quotient obtained by dividing (A) $150,000,000 minus the principal amount of all convertible notes outstanding plus all accrued interest thereon by (B) the total number of outstanding shares of common stock on a fully diluted basis. For purposes of calculating the number of shares of common stock into which the convertible notes will be converted upon completion of the offering, we have assumed an initial public offering price of $      per share, the midpoint of the range listed on the cover page of this prospectus, and that the closing of this offering occurs on               , 2008 which would result in aggregate accrued interest on the convertible notes of $               .

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase           shares of our common stock in this offering and also reflects:

•	a -for- split of our common stock to be effected prior to the completion of this offering; and

•	the adoption of our amended and restated certificate of incorporation and restated bylaws upon the completion of this offering.

Summary Financial Data

The summary financial data set forth below should be read in conjunction with our financial statements and the related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,				Six Months Ended June 30,
	2005	2006	2007		2007	2008
					(unaudited)

Statements of Operations Data:
Revenue:
Product	$1,173,790	$897,643		$3,427,338	$2,120,559	$3,453,843
Service	738,279	1,769,381		1,356,514	684,992	1,158,035

Total revenue	1,912,069	2,667,024		4,783,852	2,805,551	4,611,878
Costs and expenses:
Cost of products	1,883,982	2,344,838		4,833,335	2,005,867	3,068,051
Cost of services	408,286	522,307		704,311	361,021	490,414
Research and development expense	3,379,753	3,943,783		4,028,440	1,891,375	2,194,964
Selling and marketing expense	1,916,949	2,195,322		3,071,194	1,371,744	1,999,171
General and administrative expense	2,028,434	2,977,396		4,314,723	1,633,597	4,873,312

Total costs and expenses	9,617,404	11,983,646		16,952,003	7,263,604	12,625,912

Loss from operations	(7,705,335)	(9,316,622)		(12,168,151)	(4,458,053)	(8,014,034)
Other income (expense)	(145,766)	(157,510)		(3,754,895)	(910,752)	(1,077,940)

Net loss	(7,851,101)	(9,474,132)		(15,923,046)	(5,368,805)	(9,091,974)

Redeemable convertible preferred stock dividends and accretion	(2,008,796)	(3,052,498)		(3,592,710)	(1,647,737)	(2,034,842)

Net loss attributable to common stockholders	$(9,859,897)	$(12,526,630)		$(19,515,756)	$(7,016,542)	$(11,126,816)

Basic and diluted net loss per share attributable to common stockholders	$(5.66)	$(5.82)		$(8.64)	$(3.14)	$(4.62)

Weighted average common shares used to compute basic and diluted loss per share attributable to common stockholders	1,742,695	2,151,622		2,258,173	2,234,178	2,410,223
Pro forma net loss per common share, basic and diluted (unaudited)(1)			$

Pro forma weighted average common shares outstanding (unaudited)

(1)	The pro forma basic and diluted net loss per share gives effect to the conversion of all outstanding shares of our convertible preferred stock into 14,899,152 shares of common stock upon completion of this offering and the conversion of $22,661,225 in principal amount of outstanding convertible notes plus accrued interest thereon into shares of common stock upon completion of this offering, assuming an initial public offering price of $ per share, the midpoint of the range listed on the cover page of this prospectus, and that the closing of this offering occurs on , 2008. See “Summary—General Information About This Prospectus.”

The following summary balance sheet data as of June 30, 2008 is presented:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the conversion of all outstanding shares of our convertible preferred stock into 14,899,152 shares of common stock upon completion of this offering; and

•	the conversion of $22,661,225 in principal amount of outstanding convertible notes plus accrued interest thereon into shares of common stock upon completion of this offering, assuming an initial public offering price of $ per share, the midpoint of the range listed on the cover page of this prospectus, and that the closing of this offering occurs on , 2008; and

•	on a pro forma as adjusted basis to give further effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2008
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
		(unaudited)

Balance Sheet Data:
Cash and cash equivalents	$11,208,832
Working capital	5,170,114
Total assets	26,648,582
Long-term obligations, net of current maturities	22,950,317
Redeemable convertible preferred stock	53,594,868
Total stockholders’ equity (deficit)	$(66,640,789)

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of the pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of these risks actually occur, our business, business prospects, financial condition, results of operations or cash flows could be materially harmed. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Financial Position

We have incurred significant losses since our inception, and we expect to incur losses for the foreseeable future and may never achieve or sustain profitability.

Since our inception we have incurred significant operating losses and, as of June 30, 2008, we had an accumulated deficit of $66.7 million. We had net losses of $7.9 million, $9.5 million, $15.9 million and $9.1 million for the years ended December 31, 2005, 2006 and 2007 and the six months ended June 30, 2008, respectively. These losses have resulted principally from expenses incurred in research and development of our OpenArray and RapidFire products and services, manufacturing process and facility development, and building a sales and marketing organization. We expect to continue to incur significant expenditures related to research and development, selling and marketing and general and administrative activities as well as capital expenditures and anticipate that our expenses and losses will increase in the foreseeable future as we expand our business. Further, as a public company we will also incur significant legal, accounting and other expenses that we did not incur as a private company. To achieve profitability, we will need to generate significant additional revenue with significantly improved gross margins, particularly with respect to our OpenArray products. It is uncertain when, if ever, we will become profitable. Even if we were to become profitable, we might not be able to sustain or increase profitability on a quarterly or annual basis.

If our OpenArray and RapidFire systems and services do not become more widely accepted in the life sciences industry, it is unlikely that we can achieve or increase profitability.

Laboratories and life sciences companies have historically used a variety of technologies to perform pharmaceutical, research, clinical and biomedical testing, analysis and diagnosis. Our OpenArray and RapidFire technologies are relatively new and the commercial success of our technologies will depend upon their widespread adoption as methods to perform biological and chemical testing. In order to be successful, we must convince potential customers to utilize our products and services instead of utilizing competing technologies. Market acceptance will depend on many factors, including our ability to:

•	demonstrate to potential customers the benefits and cost effectiveness of our products and services relative to others available in the market;

•	convince customers to adopt new technologies requiring capital investments; and

•	manufacture our products in sufficient quantities with acceptable quality in a cost-effective manner.

Because of these and other factors, our systems and services may not gain or sustain sufficient market acceptance for us to achieve or increase profitability.

The success of our OpenArray products depends upon the continued emergence and growth of markets for analysis of genetic variation and biological function.

Our future success depends significantly on the commercial success of our current and future OpenArray products. The success of our OpenArray products depends in large part upon the generation of useful genetic data and its application in identifying or treating disease and in developing pharmaceutical, agricultural and other products. We are initially focusing on markets for analysis of genetic variation and biological function, namely genotyping, gene expression analysis and target sequence detection. These markets are new and emerging, and they may not develop as quickly as we anticipate, or reach their full potential. Other methods of analysis of genetic variation and biological function may emerge and displace the methods we are developing. Also, researchers may not seek or be able to convert raw genetic data into medically or commercially valuable information through the analysis of genetic variation and biological function. In addition, factors affecting research and development spending generally, such as changes in the regulatory environment affecting laboratories and life sciences companies, and changes in government programs that provide funding to companies and research institutions, could impact sales of our products and harm our business. If useful genetic data is not available, our target markets do not develop in a timely manner, or funding for research is reduced, demand for our OpenArray products may grow at a slower rate than we expect and affect our profitability.

The success of our RapidFire products and services depends upon the continued growth of markets for the research and development of new therapeutic drugs.

The success of our RapidFire technology depends in large part upon the continued investment by biopharmaceutical companies in technologies for drug discovery and development. We are initially focusing on markets for high-throughput screening and aspects of lead optimization, including absorption, distribution, metabolism, excretion and toxicology, or ADMET, profiling. These markets for RapidFire may not develop as quickly as we anticipate, or reach their full potential based on investments biopharmaceutical companies make in their drug discovery programs. Our service business will be impacted by the outsourcing strategies of these companies. Other methods of high-throughput screening or ADMET profiling may emerge and displace the methods we are developing. In addition, factors affecting research and development spending generally, such as changes in the regulatory environment affecting biopharmaceutical companies, and changes in government programs that provide funding to companies and research institutions, could harm our business.

The sales cycles for our OpenArray and RapidFire products and services are lengthy and unpredictable, and we may expend substantial funds and management effort with no assurance of successfully selling our products or services.

Our sales efforts require the effective demonstration of the benefits, value, differentiation and validation of our products and services, and training of personnel and departments within a potential customer organization. Accordingly, the sales cycles for our OpenArray and RapidFire products and services are typically lengthy and unpredictable. We also are sometimes required to negotiate agreements containing terms unique to each prospective customer, which can further lengthen the sales cycle. Furthermore, the capital spending policies of potential customers can have a significant effect on the timing of demand for our products. These policies are based on a wide variety of factors outside of our control, including the requirements of government grants, the resources available for purchasing research equipment and services, the spending priorities among various types of equipment and services and the policies regarding capital expenditures during recessionary periods, all of which can lengthen the sales cycles for our products and services. As a result, we may expend substantial funds and management effort in connection with our sales efforts with no assurance that we will sell our products or services. These lengthy sales cycles make it more difficult for us to accurately forecast revenue in future periods and may cause revenue and operating results to vary significantly from period to period.

Historically, we have derived a significant portion of our revenue from a limited number of customers. We will need to increase our customer base in order to reduce our risk of reliance on any one customer.

Historically, we have derived a significant portion of our revenue from a limited number of customers. For the year ended December 31, 2005, one customer accounted for 54.8% of our total revenue. For the year ended December 31, 2006, five customers accounted for 70.0% of our total revenue, and for the year ended December 31, 2007, two customers accounted for 34.0% of our total revenue. For the six months ended June 30, 2008, three customers accounted for 52.8% of our total revenue. Accordingly, we will need to significantly increase our customer base to reduce our risk of reliance on any one customer. If we are not able to do so, and any significant customer reduces or discontinues purchases of our products, our business and operating results could be substantially harmed.

A significant portion of our sales are to international customers and these revenues may involve more risks than sales to domestic customers.

For the years ended December 31, 2006 and 2007 and for the six months ended June 30, 2008, 11.9%, 15.9% and 9.9% of our revenue, respectively, were derived from shipments to customers outside the United States. We intend to continue to expand our international presence and our sales to international customers, and we expect that non-U.S. sales will continue to account for a significant portion of our revenues. International sales entail a variety of risks, including:

•	currency exchange fluctuations;

•	unexpected changes in legislative or regulatory requirements of foreign countries into which we import our products;

•	difficulties in obtaining export licenses or in overcoming other trade barriers and restrictions resulting in delivery delays; and

•	significant taxes or other burdens of complying with a variety of foreign laws.

Sales to international customers typically result in longer payment cycles and greater difficulty in accounts receivable collection. We are also subject to general geopolitical risks, such as political, social and economic instability and changes in diplomatic and trade relations. One or more of these factors could result in lower revenue than we expect and could significantly affect our profitability.

Our success depends on the quality of service and support for our products.

We are currently responsible for service and support of our OpenArray and RapidFire products. Pursuant to our collaboration agreement with Applied Biosystems, we expect to transition sales, marketing and customer support of our OpenArray products for genotyping to Applied Biosystems in the fourth quarter of 2008. To the extent that we or Applied Biosystems fail to maintain a high level and quality of service and support for our OpenArray and RapidFire systems and products, there is a risk that the perceived quality of our technologies will be diminished in the marketplace. This could result in slower adoption rates and lower than anticipated utilization of our products, causing a material adverse effect on our business.

We may not be successful in adapting our OpenArray technology to develop products for molecular diagnostics applications.

We intend to commit significant resources to adapt our OpenArray technology platform from its current research configuration to develop products for molecular diagnostics applications. Although some of our customers already use our OpenArray products for molecular diagnostics applications, because clinical diagnostics laboratories have different requirements than those found in a typical research laboratory, we intend to invest in the development of new OpenArray instruments and products tailored to the needs of laboratories performing molecular diagnostics assays. Our plans to configure the OpenArray platform to the specifications required for molecular diagnostics include: increased automation, increased ease of use, and software and other changes that may be needed to meet regulatory requirements. We cannot assure you that we will be able to successfully adapt our OpenArray technology for molecular diagnostics applications. Although we have experience in developing and commercializing instrumentation, products and services for the life science research market, molecular diagnostics is an emerging business area for us, and we may not have or be able to obtain the necessary expertise to successfully develop products for this market. Accordingly, we may expend significant resources that we will not be able to recover through sales into this market.

If we are successful in developing products specifically for molecular diagnostics applications, we may be unable to successfully commercialize these products.

If we are able to develop products specifically for molecular diagnostics applications, a number of factors could impact our ability to generate any significant revenue from the sale of such products, including the following:

•	reliance on third-party laboratories certified under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, which are subject to routine governmental oversight;

•	failure by us or our customers to obtain and maintain any required regulatory approvals;

•	the availability of alternative and competing products;

•	the acquisition by competitors of the rights to molecular assays of diagnostic value;

•	compliance with federal, state and foreign regulations for the sale and marketing of our products;

•	the accuracy rates of any developed products, including rates of false-negatives and/or false-positives;

•	the availability of adequate reimbursement from insurance companies and other third-party payors; and

•	ethical and legal issues concerning the appropriate use of the information resulting from molecular diagnostics tests.

In addition, in order to commercialize any products cleared or approved by the FDA for molecular diagnostic applications that we may develop, we or a commercialization partner will be required to obtain a license from Roche Diagnostics Corporation for technology relating to PCR and TaqMan PCR and a license from The Celera Group of the Applera Corporation for technology relating to real-time thermal cyclers in the field of human in vitro diagnostics. Although we believe that such licenses will be available on commercially reasonable terms, we cannot assure you that we will be able to obtain the licenses on commercially reasonable terms, or at all. If we are not able to obtain the required licenses from Roche and/or Celera, and are unable to design around the patented technologies, we may be unable to sell certain molecular diagnostics products, which would affect our growth and future profitability.

The expected growth of molecular diagnostic testing involves new and unproven applications and if the medical relevance of these applications is not demonstrated or is not recognized by others, a robust market for new molecular diagnostic tests may not develop and any products we may develop for molecular diagnostics applications may fail to be accepted in the market.

The success of any products we may develop for molecular diagnostics applications will depend on market acceptance by potential customers of the products as clinically useful and cost-effective. The molecular diagnostics products we intend to develop are based on the assumption that new information about genes and the use of genotyping and gene expression analyses may help scientists and clinicians better understand medical conditions or complex disease processes. New molecular diagnostic tests are expected to aid in the diagnosis of diseases, and to predict predisposition to diseases, disease progression or severity, or responsiveness to treatment. The use of genetic information for these purposes is relatively new, and scientists and clinicians generally have a limited understanding of the role of genes in diseases. Few diagnostic products based on genetic discoveries have been developed. We cannot be certain that genetic information will play a key role in the development of new diagnostic tests or other products in the future, or that any findings based on genetic information would be accepted by diagnostic or biopharmaceutical companies or by any other potential customer. If we or our customers or collaborators are unable to generate valuable information that can be used to develop the market for molecular diagnostics products, the demand for any products we may develop for molecular diagnostics applications may fail to grow and our business may be harmed.

If our customers are unable to adequately design and perform assays for use with our OpenArray and RapidFire systems, the overall market demand for our products may decline.

Before using our OpenArray and RapidFire systems, customers must design and perform assays by following several steps that are subject to human error. If these assays are not designed and conducted appropriately, or if the proposed assays are too complex, the system may not generate a correct reading or any reading at all. If our customers experience these difficulties, they might achieve lower levels of throughput than specified for the systems. If our customers are unable to generate expected levels of throughput, they might not continue to purchase our products or they could express their discontent with our products to others, which could harm our reputation. Such actions could reduce the overall market demand for our products and services.

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on Albert A. Luderer, Ph.D., our President and Chief Executive Officer, and the other principal members of our management team listed under “Management.” All of the agreements with the principal members of our executive and scientific teams provide that employment may be terminated by the employee at any time. Although we do not have any reason to believe that we may lose the services of any of these persons in the foreseeable future, the loss of the services of any of these persons might impede the achievement of our research, development and commercialization objectives. Recruiting and retaining qualified sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous life sciences companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to corporate governance standards.

In addition to the significant expense we will incur in our efforts to ensure compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company. Sarbanes-Oxley, as well as rules implemented by the SEC and The NASDAQ Stock Market, have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

Under the corporate governance standards of The NASDAQ Stock Market, a majority of our board of directors and each member of our audit committee must be an independent director no later than the first anniversary of the completion of this offering. We may encounter difficulty in attracting qualified persons to serve on our board and the audit committee, and our board and management may be required to divert significant time and attention and resources away from our business to identify qualified directors. In addition, if vacancies on our board or our audit committee occur that need to be filled by independent directors, we may encounter difficulty in attracting qualified persons to serve on our board and, in particular, our audit committee. If we fail to attract and retain the required number of independent directors we may be subject to SEC enforcement proceedings and delisting of our common stock from the NASDAQ Global Market.

We expect that our results of operations will fluctuate, and this fluctuation could cause our stock price to be volatile and ultimately decline.

Our operating results fluctuate due to events that are outside our control and are difficult to predict. These events include fluctuations due to the timing of sales of our OpenArray and RapidFire products and services, the impact of customer spending patterns, the timing and size of research projects our customers perform, and changes in overall spending levels in the life sciences industry. The sale of our products and services typically involves a significant technical evaluation and commitment of capital by customers. Accordingly, the sales cycle associated with our products can be lengthy and subject to a number of significant risks, including customers’ budgetary constraints and internal acceptance reviews, all of which are beyond our control. In addition, historically our customer purchasing patterns have shown some seasonal variation, with demand for our products usually lowest in the third quarter of the calendar year and highest in the fourth quarter of the calendar year as certain customers spend unused budget allocations before the end of the fiscal year. As a result, our operating results have historically fluctuated significantly from quarter to quarter. We expect this trend to continue for the foreseeable future. Due to the possibility of fluctuations in our revenue, we believe that quarterly comparisons of our operating results are not a good indication of our future performance. If our operating results fluctuate or do not meet the expectations of stock market analysts and investors from time to time, our stock price could be volatile and ultimately decline.

We may need additional capital to support our growth, which will result in additional dilution to our stockholders.

We believe that the proceeds we receive from this offering and our existing cash and investment securities will be sufficient to fund our operating expenses and capital requirements for at least the next three years. However, as we expand our commercial activities and invest in research and development efforts to adapt our OpenArray technology platform to develop products for molecular diagnostics applications, we may require additional funding in order to carry out our business plan. The actual amount of funds that may be needed will be determined by many factors, some of which are beyond our control, and we may need funds sooner than currently anticipated. These factors include but are not limited to:

•	the level of our and our collaborators’ success in selling our OpenArray and RapidFire products and services;

•	the level of our investment in the development of products for the molecular diagnostics market;

•	the level of our investment in the development of products for research markets;

•	our success in and the expenses associated with developing and commercializing molecular diagnostics products and services, and the timeliness of obtaining any required regulatory approvals;

•	our ability to establish additional collaborations and licensing or other arrangements on terms favorable to us;

•	the terms and conditions of sales contracts;

•	the costs of expanding manufacturing facilities and sales and marketing functions;

•	the level of our selling, general and administrative expenses; and

•	regulatory changes and technological developments in our markets.

In addition, we expect to experience substantial growth in order to achieve our operating plans, which will place a strain on our capital resources. Our ability to manage our operations and growth effectively requires us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. If we need additional capital to fund our operations, we may seek to raise such capital through public or private equity offerings, debt financings and collaborative and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or products, or grant licenses on terms that are not favorable to us. There can be no assurance that we will be able to obtain additional funding if necessary. If we require additional funding and are unable to obtain additional funds on a timely basis or on terms favorable to us, we may be required to cease or reduce commercialization activities with respect to our current products and services or to cease or reduce the research and development of additional products and services.

Our credit and security agreement contains financial and operating restrictions that may limit our access to credit. If we fail to comply with covenants in our credit and security agreement, we may be required to repay our indebtedness thereunder, which may have an adverse effect on our liquidity.

We have entered into a $5.0 million credit and security agreement with GE Business Financial Services, Inc. (formerly Merrill Lynch Capital), or GE, consisting of a term loan of up to $2.5 million and a revolving loan of up to $2.5 million. In June 2008, we repaid the entire outstanding balance under the term loan. As of June 30, 2008, we had no borrowings under the revolving loan. Accordingly, we currently have no outstanding balance under the credit and security agreement, but we retain the right to draw down under the revolving line of credit. Pursuant to the credit and security agreement, we granted a security interest in substantially all of our assets, to GE, excluding intellectual property, which is subject to a negative pledge under which we have agreed not to grant a security interest in our intellectual property without the consent of GE.

Provisions in the agreement with GE also impose restrictions on our ability to, among other things:

•	incur additional debt;

•	pay dividends and make distributions;

•	redeem or repurchase capital stock;

•	create liens;

•	enter into transactions with affiliates; and

•	merge or consolidate.

The agreement also contains other customary covenants. We may not be able to comply with these covenants in the future. Our failure to comply with these covenants may result in the declaration of an event of default and could cause us to be unable to borrow additional amounts under the revolving loan. In addition to preventing additional borrowings, an event of default, if not cured or waived, may result in the acceleration of the maturity of indebtedness outstanding under the agreement, which would require us to pay all amounts outstanding. GE has waived previous defaults under this agreement, but we cannot assure you that it would waive any future default, if one were to occur. If an event of default occurs, we may not be able to cure it within any applicable cure period, if at all. If the maturity of our indebtedness is accelerated, we may not have sufficient funds available for repayment or we may not have the ability to borrow or obtain sufficient funds to replace the accelerated indebtedness on terms acceptable to us, or at all.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability and other types of claims and our exposure will increase as we develop and commercialize products for molecular diagnostics applications. For example, use of a defective product could potentially result in an incorrect diagnosis. We have product and general liability insurance that covers us against specific product liability and other claims up to an annual aggregate limit of $4.0 million. Any claim in excess of our insurance coverage would have to be paid out of our cash reserves, which would have a detrimental effect on our financial condition. It is difficult to determine whether we have obtained sufficient insurance to cover potential claims. Also, we cannot assure you that we can or will maintain our insurance policies on commercially acceptable terms, or at all.

Our operations involve the use of hazardous materials, and the mishandling of these hazardous materials could result in substantial liabilities and harm to us.

We use hazardous materials in the conduct of our business, as well as biological materials that have the potential to transmit disease. The risk of accidental contamination or injury from these materials cannot be completely eliminated. If an accident with these substances occurs, we could be liable for any damages that result, which could harm our business. Additionally, an accident could damage our research and manufacturing facilities and operations, resulting in delays and increased costs.

Risks Related to the Commercialization of Our Products and Services

We will rely heavily upon Applied Biosystems for sales, marketing and customer support of our OpenArray products for genotyping and in part upon Agilent Technologies for sales and marketing of our RapidFire system.

In November 2007, we entered into an exclusive licensing and collaboration agreement with Applied Biosystems. Under this agreement, we expect to transition sales, marketing and customer support of our OpenArray products for genotyping to Applied Biosystems in the fourth quarter of 2008. Sales of OpenArray products for genotyping have historically represented a significant portion of our revenue. In addition, in October 2007, we entered into a non-exclusive co-marketing agreement with Agilent Technologies for sales of our RapidFire system. Under this agreement, Agilent will co-market our RapidFire system together with its latest mass spectrometer. We began co-marketing activities with Agilent in the United States in the fourth quarter of 2007 and will continue a worldwide roll-out of co-marketing activities during 2008. Applied Biosystems may terminate the licensing and collaboration agreement at any time upon 60-days’ notice and Applied Biosystems would retain a non-exclusive license to our intellectual property, which would preclude us from granting an exclusive license to any third party. In addition, Agilent may terminate the co-marketing agreement at any time upon 30-days’ notice. If our collaborators terminate, do not perform their obligations under, or do not devote sufficient resources to, the collaborations, or if we do not work effectively together with our collaborators, it could adversely affect our competitive position and harm our business prospects.

The proposed acquisition of Applied Biosystems by Invitrogen Corporation may affect our relationship with Applied Biosystems.

In June 2008, Invitrogen Corporation announced that it had signed an agreement to acquire Applied Biosystems. We currently are a party to a number of agreements with Applied Biosystems. In November 2007, we entered into a collaboration agreement with Applied Biosystems to market our OpenArray products for genotyping assays in conjunction with Applied Biosystems’ TaqMan PCR chemistry. In June 2008, we entered into a non-exclusive reseller agreement with Applied Biosystems under which we have the right in the United States and Canada to market, promote and resell, in connection with our RapidFire System, Applied Biosystems’ high-performance mass spectrometers. Under the terms of the collaboration agreement, Applied Biosystems may terminate the agreement at any time upon 60-days’ notice. The reseller agreement has an initial term of one year and is renewed automatically for subsequent 12 month terms unless written notice of termination is provided by either party no less than 90 days prior to the end of the then current term. After the initial one year term, either party may terminate the agreement at any time upon 90-days’ notice. Based on discussions we have had with senior management of Applied Biosystems, we do not believe that either the collaboration agreement or the reseller agreement will be terminated in connection with the acquisition, nor do we expect that the acquisition will have any other material adverse affect on these agreements or our relationship with Applied Biosystems. However, we cannot provide any assurance that our relationship with Applied Biosystems, including the current agreements with Applied Biosystems, will not be affected by this acquisition.

If we do not establish additional collaborations, we may have to alter our business plans.

Our strategy includes potentially forming additional collaborations to assist us in furthering development and commercialization of some of our OpenArray products for gene expression analysis and molecular diagnostics applications and to expand the market for our RapidFire services and products. It may be difficult to enter into such collaborations in the future. We face significant competition in seeking appropriate collaborators and these collaborations are complex and time-consuming to negotiate and document. In addition, we may be restricted by existing collaboration agreements from entering into collaborations with respect to certain technologies. For example, under our collaboration agreement with Applied Biosystems, during the first two years of the agreement, Applied Biosystems has an exclusive right of first negotiation to obtain rights to our OpenArray products and technology for the field of gene expression analysis. Thereafter, Applied Biosystems has a right of first refusal with respect to any prospective collaboration between us and any third-party in this field. We may not be able to negotiate collaborations on acceptable terms, or at all. If that were to occur, we would have to increase our expenditures to expand our commercialization activities at our own expense. If we elect to increase our expenditures to expand commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all.

The markets for our products and services are subject to intense competition. If we are unable to compete effectively, our products and services may be rendered noncompetitive or obsolete.

We compete with companies in the United States and abroad that are engaged in the development and commercialization of technologies that compete with our OpenArray and RapidFire technologies. We anticipate that we will face increased competition in the future as existing companies develop new or improved products and services and as new companies enter the market with new technologies. Our OpenArray products compete with other genomic analysis technologies from a range of manufacturers, including: Affymetrix, Inc., Agilent Technologies, Applied Biosystems, Bio-Rad Laboratories, Eppendorf AG, Fluidigm Corporation, Illumina, Inc., Luminex Corporation, QIAGEN N.V. and Sequenom, Inc. Our RapidFire business competes with other methods of high-throughput sample preparation and analysis from a variety of manufacturers, including: Advion’s TriVersa NanoMate system, the FlashQuant Workstation from Applied Biosystems, HPLC systems sold by Cohesive Technologies, Inc., Nanostream, Inc., Shimadzu Corporation and Waters Corporation, among others, and a capillary electrophoresis system sold by Caliper Life Sciences. Furthermore, if we are successful in developing products for molecular diagnostics applications using our OpenArray technologies, we would expect to compete with technologies from a variety of other manufactures, including: Abbott Laboratories, Affymetrix, Becton Dickinson and Company, The Celera Group, Cepheid, Inc., Luminex, Roche Molecular Systems, Inc. and Third Wave Technologies, Inc.

Most of our competitors have greater financial and personnel resources, broader product lines, a more established customer base and more experience than we do. Furthermore, the markets for our products are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition, new product introductions and strong price competition. For example, prices per data point for genotyping have fallen significantly over the last two years and we anticipate that prices will continue to fall. If products from one or more of our competitors render our technology obsolete or uneconomical, our business, financial condition and results of operations will suffer.

We or our customers may need to obtain regulatory approval to market certain products we may develop for molecular diagnostics applications, and may not be successful in doing so.

Products that we may develop for molecular diagnostics applications, depending on their intended use, may be regulated as medical devices by the U.S. Food and Drug Administration, or FDA, and comparable agencies of other countries and require either premarket approval, or PMA, or 510(k) clearance from the FDA, prior to marketing. The 510(k) clearance process usually takes from three to twelve months from submission, but can take longer. The PMA process is much more costly, lengthy, and uncertain, and generally takes from six months to two years or longer from submission. Also, a recent draft guidance published by the FDA relating to a category of tests termed In Vitro Diagnostic Multivariate Index Assays, or IVDMIAs, might apply to some of the products that we may develop for molecular diagnostics applications and if finalized could hinder or delay our ability to partner or collaborate with CLIA-certified laboratories. Failure to obtain any required regulatory approvals could significantly harm our business, results of operations and financial condition.

Our small sales and marketing organization may limit our ability to sell our products.

We currently have fewer resources available for sales and marketing compared to some of our primary competitors. Our sales force currently consists of nine people dedicated to marketing our OpenArray products and two people dedicated to marketing our RapidFire products and services. In addition, our collaboration with Applied Biosystems to market our OpenArray products currently applies only to genotyping (subject to rights of negotiation and first refusal held by Applied Biosystems to obtain exclusive rights in the gene expression field), and Applied Biosystems may terminate this agreement at any time upon 60-days’ notice. In addition, Agilent may terminate our co-marketing agreement at any time upon 30-days’ notice. In order to effectively commercialize our OpenArray and RapidFire products and services, we will need to expand our sales and marketing capabilities and we may need additional capital in order to do so. We may not be successful in expanding or maintaining a direct sales force or entering into or maintaining distribution arrangements to market our products and services. In addition, we compete with much larger companies that have larger sales and distribution staffs and that may have a significant installed base of products in place. The efforts of our limited sales and marketing force may not be sufficient to build the market acceptance of our products required to support continued growth of our business. In addition, we currently do not have a sales organization dedicated to the commercialization of molecular diagnostics products. We believe that we can leverage our existing OpenArray sales force to a certain extent to expand into the molecular diagnostics market. However, we will likely need to expand our existing sales organization or enter into a collaboration with a third-party to fully realize the commercial potential of any molecular diagnostics products we may develop. If we were to enter into third-party agreements to market and commercialize any such products, we would be dependent to a great extent on the efforts of parties we do not control for the commercial success of those products.

If insurance companies and other third-party payors do not provide reimbursement for molecular diagnostics tests, it would have a material adverse effect on our ability to successfully commercialize any products we may develop for molecular diagnostics applications.

Sales of molecular diagnostics products, including any such products that we may develop, will depend, in large part, on the availability of adequate reimbursement to users of those products from government insurance plans, including Medicare and Medicaid in the United States, managed care organizations and private insurance plans. Physicians’ recommendations to use diagnostic tests, as well as decisions by patients to pursue those tests, are likely to be influenced by the availability of reimbursement by insurance companies and other third-party payors. Third-party payors are increasingly attempting to contain healthcare costs by limiting both the extent of coverage and the payment amounts for testing and treatment products and services. In addition, products and services that are determined to be investigational in nature or that are not considered “reasonably necessary” for diagnosis or treatment may not be covered. Thus, third-party reimbursement may not be consistently available or financially adequate to cover the cost of many diagnostic products or services. This could limit the commercial acceptance of molecular diagnostic tests, including any that we may develop.

Ethical, legal and social issues related to the use of genetic information and genetic testing may limit the demand for our systems and services.

Genetic testing has raised issues regarding confidentiality and the appropriate uses of the resulting information. For example, concerns have been expressed regarding the use of genetic test results by insurance carriers or employers to discriminate on the basis of this information, resulting in barriers to the acceptance of genetic tests by consumers. This could lead to governmental authorities calling for limits on or regulation of the use of genetic testing or prohibiting testing for genetic predisposition to some diseases, particularly those that have no known cure. Many states have adopted laws regulating genetic testing, and Congress is currently considering legislation that would restrict the ways in which genetic information can be used. Any of these scenarios could significantly reduce the potential markets for our products and services.

Risks Related to Our Intellectual Property

The intellectual property rights we rely upon to protect the technology underlying our products may not be adequate to maintain market exclusivity. Inadequate intellectual property protection could enable third parties to exploit our technology or use very similar technology and could reduce our ability to distinguish our products in the market.

Our success will depend, in part, on our ability to obtain, protect and enforce patents on our technology and to protect our trade secrets. With respect to our OpenArray technology, as of August 1, 2008, we owned or exclusively licensed a total of eight U.S. and eight international issued or allowed patents. In addition, we own or license 19 pending U.S. patent applications and 39 related international applications. As of August 1, 2008, we also owned one issued patent and five pending applications in the United States and corresponding patent applications in certain foreign jurisdictions covering aspects of our RapidFire technology. However, any issued patents may not afford adequate protection for our technology and products. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Even if patents have issued or will issue, we cannot guarantee that the claims of these patents are or will be valid or enforceable or will provide us with any significant protection against competitive products or otherwise be commercially valuable to us. Patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, which we refer to as the U.S. Patent Office, for the entire time prior to issuance as a U.S. patent. Similarly, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Consequently, we cannot be certain that we or our licensors or co-owners were the first to invent, or the first to file patent applications on, our products or technologies. In the event that a third party has also filed a U.S. patent application relating to our products or technologies or a similar invention, we may have to participate in interference proceedings declared by the U.S. Patent Office to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts would be unsuccessful, resulting in a loss of our U.S. patent position. Furthermore, we may not have identified all U.S. and foreign patents or published applications that affect our business either by blocking our ability to commercialize our technologies or by covering similar technologies.

The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. In Japan, due to a procedural omission, we are unable to obtain patent protection for one patent application covering components of the OpenArray system and instrumentation similar to the protection we have obtained in the United States. Although we are pursuing patent protection in Japan for other aspects of our technology, we may not be able to entirely prevent competitors from developing and marketing technologies similar to our OpenArray technology in Japan. If we encounter difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

Our success will depend on our ability to operate without infringing or misappropriating the proprietary rights of others.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Although we are not currently aware of any litigation or other proceedings or third-party claims of intellectual property infringement related to our products or technology, the biotechnology industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may obtain patents in the future and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization. In addition, we may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court that we do not infringe the proprietary rights of others or that their rights are invalid or unenforceable. Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could affect our profitability. Furthermore, litigation is time consuming and could divert management’s attention and resources away from our business. If we do not prevail in any litigation, we may have to pay damages and could be required to stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, if at all. Moreover, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products or services, which could have a material adverse affect on our business, financial condition and results of operations.

We license patent rights from third-party owners. If such owners do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects will be harmed.

We are party to a number of licenses that give us rights to third-party intellectual property that is necessary or useful for our business. We may also enter into additional licenses to third-party intellectual property in the future. Our success may in some instances depend on the ability of our licensors to obtain, maintain and enforce patent protection for their intellectual property. Under our licenses with Applied Biosystems, with respect to the patents and applications we have in-licensed from Applied Biosystems, Applied Biosystems is responsible for filing, prosecuting and maintaining the patents and applications. Accordingly we are dependent on Applied Biosystems to prosecute the patent applications and maintain issued Applied Biosystems patents. In addition, Applied Biosystems may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

Our licenses may be subject to early termination if we fail to comply with our obligations in our licenses with third parties.

We are party to a number of licenses that give us rights to third-party intellectual property that is necessary or useful for our business. Our licensors may terminate their agreements with us in the event we breach the applicable license agreement and fail to cure the breach within a specified period of time. Under our exclusive license agreements with the Massachusetts Institute of Technology, or MIT, and Leland Stanford Junior University, or Stanford, we are obligated to pay certain fees, including annual license fees, royalties and a percentage of sublicensing revenue. Under our license agreements with Applied Biosystems, we are obligated to pay certain fees, including royalties and a percentage of revenue associated with the licensed technology. In addition, under our license agreements with MIT and Stanford, we are required to diligently pursue the development of products using the licensed technology, and under the agreement with MIT we are required to achieve certain levels of income related to the licensed rights in the year ended December 31, 2010 and each year thereafter. If we breach any of the terms of our licenses, the licensors may terminate the agreements. The termination of any of our licensing agreements would result in our inability to continue using the technology subject to the license, which would adversely affect our business. Furthermore, under our license agreement with MIT, if cumulative royalty and other payments to MIT fail to exceed a specified amount prior to May 2012, our rights under the agreement become non-exclusive. If our rights under this agreement were to become non-exclusive, our competitive position could be harmed. We have in the past failed to achieve certain minimum revenue thresholds required under the license agreement with MIT. MIT has waived these past failures. However, we can provide no assurance that MIT would waive any such failure in the future, if one were to occur.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, collaborators and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

Risks Related to Our Manufacturing Activities

To date, we have only produced our products in limited quantities, and we may experience problems increasing the scale of our manufacturing operations as our business grows.

We continue to increase the scale of our manufacturing operations and our manufacturing capacity to meet anticipated demand for our products. We have significantly increased our manufacturing capacity and we believe that we have sufficient plans in place to ensure we have adequate capacity to meet our business plan at least through 2009. However, there are uncertainties inherent in expanding our manufacturing capabilities and we may not be able to increase our capacity in a timely manner. For example, manufacturing and product quality issues may arise as we increase production rates at our manufacturing facility. As a result, we may experience difficulties in meeting customer, collaborator and internal demand, in which case we could lose customers, and demand for our products and services could decline. Additionally, due to the intricate nature of manufacturing our products we may encounter previously unknown manufacturing difficulties in the future that could significantly reduce production yields, impact our ability to sell these products, or to produce them economically, prevent us from achieving expected performance levels or cause us to set prices that hinder wide adoption of our products and services by customers.

We depend on third-party products and services and limited sources of supply to manufacture our products.

We rely on outside vendors to supply certain components and materials used in our products. Some of these products, components and materials are obtained from a single supplier or a limited group of suppliers. Our OpenArray plate products and instrument systems are comprised of several components, of which the following are currently obtained from single suppliers: the stainless steel substrate (plate), molded case frame (plate), fluorinert fluid (plate), camera (instrument), thermal electric module (instrument), LED lights (instrument), linear actuators (instrument), control printed circuit boards, or PCBs, assemblies (instrument), and power supply (instrument). Similarly, our RapidFire system is comprised of several components, and we currently obtain the plate handling system, stage assemblies, valves and PCBs from single suppliers. In addition, we currently obtain the RapidFire cartridge, which separates the chemical compounds from salts, proteins and other substances that would interfere with the mass spectrometer, from a sole-source supplier with which we currently do not have a formal supply agreement. If we were to lose this supplier, we would be required to obtain a license to certain intellectual property held by the supplier or redesign the cartridge. If we ran out of inventory before we could arrange for a new supply source, our ability to provide RapidFire services and products would be compromised.

In addition, while we believe that alternative suppliers exist for most of our other components and materials, we have not identified or qualified any alternative suppliers and we may be unable to replace such single-source suppliers in a timely manner. We do not have agreements with most of our suppliers, and we acquire many of these components on a purchase-order basis, meaning that the supplier is not required to supply us with specified quantities over any set period of time or set aside part of its inventory for our forecasted requirements. Although we attempt to match our component inventory and production capabilities to estimates of marketplace demand and maintain what we believe to be a sufficient inventory, to the extent product orders materially vary from our estimates, we may experience constraints in our product manufacturing and delivery capacity. Accordingly, our reliance on outside vendors generally and a single or a limited group of suppliers in particular involves several risks, including:

•	the possibility that one or more of our suppliers with which we do not have supply agreements could terminate their services at any time without penalty;

•	the potential obsolescence and/or inability of our suppliers to obtain required components;

•	potential delays and expenses of seeking alternate sources of supply;

•	reduced control over pricing, quality and timely delivery; and

•	increases in prices of raw materials and key components.

In the event that supplies of components or materials by any of our third-party suppliers are delayed or interrupted for any reason, our ability to produce and supply our products on a timely basis could be impaired.

If we develop products for molecular diagnostics applications, the manufacture of any such products may be subject to extensive regulation.

In the future, if we begin to manufacture and market products for molecular diagnostics applications, we may be required to comply with additional laws and regulations, including the FDA’s Quality System Regulation, or QSR. These additional laws and regulations include requirements relating to the organization of personnel, facilities, equipment, control of components, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, and records and reports. The FDA and other state and federal agencies monitor ongoing compliance with QSR and other regulations, labeling and other regulatory requirements through periodic inspections and market surveillance. We may also be obligated to periodically monitor the compliance of our suppliers with applicable regulatory requirements. Failure to comply with the applicable laws and regulations could result in sanctions, including fines, injunctions civil penalties, suspension or withdrawal of FDA approvals, seizures or recalls of products, operating restrictions and criminal prosecutions.

Risks Related to Our Common Stock and this Offering

Our stock price is likely to be volatile and the market price of our common stock after this offering may drop below the price you pay.

You should consider an investment in our common stock as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Prior to this offering, there was not a public market for our stock. We will negotiate and determine the initial public offering price with the representatives of the underwriters based on several factors. This price will likely vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial offering price due to fluctuations in the market price of our common stock arising from changes in our operating performance or prospects. In addition, the stock market has recently experienced significant volatility, particularly with respect to biopharmaceutical and other life sciences company stocks. The volatility of the stock of such companies often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	our ability to expand commercial acceptance of our OpenArray and RapidFire products and services;

•	our ability to successfully develop and commercialize products for molecular diagnostics applications;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	issues in manufacturing our products;

•	regulatory developments or enforcement in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	changes in estimates or recommendations by securities analysts, if any cover our common stock;

•	litigation;

•	future sales of our common stock;

•	general market conditions;

•	economic, political and other external factors or other disasters or crises;

•	period-to-period fluctuations in our financial results; and

•	overall fluctuations in U.S. equity markets.

These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

An active, liquid trading market for our common stock may not develop or be sustained after this offering.

There is currently no established trading market for our common stock. Although we have applied to have our common stock listed on the NASDAQ Global Market, there is no guarantee that an active trading market for our common stock will develop or be sustained after this offering on the NASDAQ Global Market or any other exchange. If a trading market does not develop or is not maintained, you may experience difficulty in reselling your shares, or an inability to sell your shares quickly or at the latest market price.

Investors in this offering will pay a much higher price than the book value of our common stock and therefore you will incur immediate and substantial dilution of your investment.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $      per share, representing the difference between our pro forma as adjusted net tangible book value per share and the assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus. In addition, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since inception, but will only own approximately     % of the shares of common stock outstanding. In the past, we issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. To the extent these outstanding options or warrants are ultimately exercised, you will sustain further dilution.

Our independent registered public accounting firm and we have identified material weaknesses in our internal control over financial reporting. Failure to establish and maintain effective internal control over financial reporting could result in our failure to meet our reporting obligations and cause investors to lose confidence in our reported financial information.

As a private company, we are not currently required to comply with Section 404 of Sarbanes-Oxley, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting for that purpose. However, in connection with the audits of our financial statements for the years ended December 31, 2005 and 2006, our independent registered public accounting firm and our management identified certain matters involving our internal control over financial reporting that constitute material weaknesses under standards established by the Public Company Accounting Oversight Board, or PCAOB. While we have taken steps to remediate the identified material weaknesses and no material weaknesses were identified in connection with the audit for the year ended December 31, 2007, we cannot guarantee that these steps will prevent additional material weaknesses from occurring in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses and cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements, which in turn could lead to a decline in our stock price. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the Securities and Exchange Commission’s rules under Section 404 of Sarbanes-Oxley become applicable to us for our fiscal year ending December 31, 2009.

Insiders will continue to have substantial control over us which could delay or prevent a change in corporate control or result in the entrenchment of management or our board of directors.

After this offering, our directors and executive officers, together with their affiliates and related persons, and stockholders owning more than 10% of our common stock will beneficially own, in the aggregate, approximately     % of our outstanding common stock. As a result, these stockholders, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control;

•	entrenching our management or our board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

Sales of substantial numbers of shares of our common stock in the public market following this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. After this offering, we will have           outstanding shares of common stock. This includes the           shares that we are selling in this offering, which may be resold in the public market immediately. After the lock-up agreements pertaining to this offering expire, additional stockholders will be able to sell their shares in the public market, subject to legal restrictions on transfer. As soon as practicable upon completion of this offering, we also intend to file a registration statement covering shares of our common stock issued or reserved for issuance under our stock option plans. In addition, some of our stockholders are entitled to registration rights. Following the expiration of the lock-up agreements, registration of these shares of our common stock would generally permit their sale into the market immediately after the registration statement was declared effective by the SEC. These registration rights of our stockholders could impair our ability to raise capital by depressing the price of our common stock. We may also sell additional shares of common stock in subsequent public offerings, which may adversely affect market prices for our common stock. See “Shares Eligible for Future Sale” for a more detailed description of sales of our common stock that may occur in the future.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Management will retain broad discretion over the use of the net proceeds from this offering. Stockholders may not agree with such uses, and our use of the proceeds may not yield a significant return or any return at all for our stockholders. We intend to use the proceeds from this offering to fund the continued development of our OpenArray and RapidFire product lines, to build our operating infrastructure, and for general and administrative expenses, working capital needs and other general corporate purposes. Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could have a material adverse effect on our business. For a further description of our intended use of the proceeds of the offering, see “Use of Proceeds.”

Provisions of our charter and bylaws and Delaware law may make an acquisition of us or a change in our management more difficult.

Certain provisions of our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering could discourage, delay, or prevent a merger, acquisition, or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions:

•	allow the authorized number of directors to be changed only by resolution of our board of directors;

•	establish a classified board of directors, providing that not all members of our board be elected at one time;

•	authorize our board of directors to issue without stockholder approval blank check preferred stock that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

•	establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings;

•	limit who may call stockholder meetings; and

•	require the approval of the holders of 80% of the outstanding shares of our capital stock entitled to vote in order to amend certain provisions of our restated certificate of incorporation and restated bylaws.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a prescribed period of time.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We have never declared or paid any cash dividend on our stock and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, projected expenses, prospects and plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we currently expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

This prospectus contains market data and industry forecasts that were obtained from industry publications. These publications generally indicate that this information has been obtained from sources believed to be reliable but do not guarantee the accuracy or completeness of this information. Although we believe that the reports are reliable, we have not independently verified any of this information.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of           shares of our common stock in this offering will be approximately $      million, or approximately $      million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $      per share, the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional working capital to fund anticipated operating losses, establish a public market for our common stock, and facilitate future access to the public markets. We estimate that we will use the proceeds of this offering as follows:

•	$ million to $ million to fund the continued development of our OpenArray and RapidFire product lines;

•	$ million to $ million to build our operating infrastructure; and

•	approximately $ million to fund general and administrative expenses, working capital needs and other general corporate purposes.

We may also use a portion of the proceeds for the potential acquisition of, or investment in, technologies, products, or companies that complement our business, although we have no current understandings, commitments, or agreements to do so.

As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds from this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our research, development and commercialization efforts, and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

Pending use of the proceeds from this offering as described above or otherwise, we intend to invest the net proceeds in short-term interest-bearing, investment grade securities.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. In addition, the terms of our current credit and security agreement with GE Business Financial Services, Inc. preclude us, and the terms of any future debt or credit facility may preclude us, from paying dividends.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2008:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the conversion of all outstanding shares of our convertible preferred stock into 14,899,152 shares of common stock upon completion of this offering; and

•	the conversion of $22,661,225 in principal amount of outstanding convertible notes plus accrued interest thereon into shares of common stock upon completion of this offering, assuming an initial public offering price of $ per share, the midpoint of the range listed on the cover page of this prospectus, and that the closing of this offering occurs on , 2008, and

•	on a pro forma as adjusted basis to give further effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2008
		Pro	Pro Forma
	Actual	Forma	as Adjusted(1)
	(unaudited)

Long-term obligations, net of current maturities	$22,950,317
Redeemable convertible preferred stock, par value $0.01 (Series B, Series B-1 and Series C); 20,131,034 shares authorized; 14,527,308 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	53,594,868
Stockholders’ equity (deficit):
Convertible preferred stock, par value $0.01 (Series A and Series A-1); 295,802 shares authorized; 185,922 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	1,859
Common stock, par value $0.01; 27,060,552 shares authorized; 2,610,990 shares issued and outstanding, actual; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	26,080
Additional paid-in capital	—
Accumulated deficit	(66,668,728)

Total stockholders’ equity (deficit)	(66,640,789)

Total capitalization	$9,904,396

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of the pro forma as adjusted additional paid-in capital, total stockholders’ equity and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The outstanding share information excludes:

•	2,847,447 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2008 at a weighted average exercise price of $1.00 per share;

•	541,213 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2008 at a weighted average exercise price of $0.51 per share; and

•	165,403 additional shares reserved for future issuance under our stock plans as of June 30, 2008.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the assumed initial offering price of $      per share of our common stock, which is the midpoint of the range listed on the cover page of this prospectus, and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of June 30, 2008 was $(18.6) million, or $(7.11) per share, based on 2,610,990 shares of common stock outstanding as of June 30, 2008. Our pro forma net tangible book value as of June 30, 2008 was $          , or $      per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2008 after giving effect to the conversion of all of our convertible preferred stock and convertible notes and interest thereon into                     shares of our common stock upon completion of this offering, assuming an initial public offering price of $      per share, the midpoint of the range listed on the cover page of this prospectus, and that the closing of this offering occurs on                    , 2008. See “Summary—General Information About This Prospectus.”

After giving effect to the sale by us of           shares of common stock in this offering at an assumed initial public offering price of $      per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2008 would have been approximately $      million, or approximately $      per share. This amount represents an immediate increase in pro forma net tangible book value of $      per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $      per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2008	$
Pro forma increase per share attributable to conversion of the preferred stock and convertible notes

Pro forma net tangible book value per share as of June 30, 2008
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2008 by approximately $      million, the pro forma as adjusted net tangible book value per share after this offering by $      and the dilution to new investors in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after this offering would be $      per share, the increase per share attributable to new investors would be $      per share and the dilution to new investors would be $      per share.

The following table summarizes, as of June 30, 2008, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The table gives effect to the conversion of all of our convertible preferred stock and convertible notes and interest thereon into           shares of our common stock upon completion of this offering, based on the assumptions set forth above. The calculation below is based on an assumed initial public offering price of $      per share, which is the midpoint of the range listed on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses that we must pay.

Average
	Shares Purchased			Total Consideration			Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors							$

Total		100.0%			100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) total consideration paid to us by investors participating in this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Assuming the underwriters’ over-allotment option is exercised in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to     % and will increase the number of shares held by new investors to          , or     %.

The information set forth above is based on shares outstanding as of June 30, 2008. It excludes:

•	2,847,447 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2008 at a weighted average exercise price of $1.00 per share;

•	541,213 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2008 at a weighted average exercise price of $0.51 per share; and

•	165,403 additional shares reserved for future issuance under our stock plans as of June 30, 2008.

To the extent outstanding options or warrants are exercised, there would be further dilution to new investors.

SELECTED FINANCIAL DATA

The selected financial data presented below have been derived from financial statements that have been prepared in accordance with generally accepted accounting principles and should be read with our financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected statement of operations data for each of the years ended December 31, 2005, 2006 and 2007, and the selected balance sheet data as of December 31, 2006 and 2007, have been derived from our audited financial statements included elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 2003 and 2004, and the selected balance sheet data as of December 31, 2003, 2004 and 2005, have been derived from our audited financial statements not included in this prospectus. The selected statement of operations data for the six months ended June 30, 2007 and 2008, and the selected balance sheet data as of June 30, 2008 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Our historical results are not necessarily indicative of results to be expected for any future period.

						Six Months
						Ended
	Year Ended December 31,					June 30,
Statements of Operations Data:	2003	2004	2005	2006	2007	2007	2008
						(unaudited)

Revenue	$774,266	$1,345,723	$1,912,069	$2,667,024	$4,783,852	$2,805,551	$4,611,878
Loss from operations	(5,594,579)	(8,594,659)	(7,705,335)	(9,316,622)	(12,168,151)	(4,458,053)	(8,014,034)
Net loss	(5,622,902)	(8,607,098)	(7,851,101)	(9,474,132)	(15,923,046)	(5,368,805)	(9,091,974)
Redeemable convertible preferred stock dividends and accretion	(432,600)	(1,523,361)	(2,008,796)	(3,052,498)	(3,592,710)	(1,647,737)	(2,034,842)

Net loss attributable to common stockholders	$(6,055,502)	$(10,130,459)	$(9,859,897)	$(12,526,630)	$(19,515,756)	$(7,016,542)	$(11,126,816)

Basic and diluted net loss per share attributable to common stockholders	$(3.57)	$(5.88)	$(5.66)	$(5.82)	$(8.64)	$(3.14)	$(4.62)

Weighted average common shares used to compute basic and diluted loss per share attributable to common stockholders	1,697,159	1,722,385	1,742,695	2,151,622	2,258,173	2,234,178	2,410,223

						As of
	As of December 31,					June 30,
Balance Sheet Data:	2003	2004	2005	2006	2007	2008
						(unaudited)

Cash and cash equivalents	$11,585,205	$3,867,754	$374,297	$1,636,428	$18,729,709	$11,208,832
Working capital	10,406,946	2,237,888	(1,108,911)	(271,124)	9,322,535	5,170,114
Total assets	13,244,146	10,066,509	5,112,853	6,541,480	31,120,477	26,648,582
Long-term obligations, net of current maturities	895,272	1,350,077	532,998	—	15,047,129	22,950,317
Redeemable convertible preferred stock	16,736,200	20,911,985	27,450,069	39,554,698	51,535,739	53,594,868
Total stockholders’ deficit	$(5,922,346)	$(15,880,085)	$(25,361,307)	$(37,778,865)	$(55,896,994)	$(66,640,789)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our financial statements and the related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

BioTrove develops, manufactures and markets innovative instruments and consumables for genomic analysis, high-throughput screening and molecular diagnostics. Our OpenArray system produces genomic analysis data in hours or days, rather than weeks or months, as with competing products, for our customers in the healthcare, agriculture and environmental testing industries. Our RapidFire system is approximately ten times faster than other mass spectrometry sample preparation technologies, enabling the use of mass spectrometry for high throughput drug discovery screening and opening a broad range of high potential, yet previously intractable, drug targets to analysis using this technology.

Our systems are based on proprietary micro- and nano-fluidic technologies that dramatically increase the speed and decrease the cost of widely adopted methods for detecting and measuring genomic materials, such as the nucleic acids DNA and RNA, as well as chemical compounds and proteins. Our products address pervasive needs among academic, commercial and medical laboratories to achieve increased productivity despite the increasing complexity of modern life sciences. Using our OpenArray or RapidFire systems, customers can now design and conduct experiments of a scale and scope previously unfeasible, which we believe will provide significant benefits for the discovery, validation and commercialization processes. In addition to developing molecular diagnostics applications for OpenArray, we are actively pursuing new applications and improvements in areas such as fixed content plates and immunoassays for our OpenArray system, as well as enhancing our RapidFire system’s applicability for secondary screening of compounds and lead optimization.

Our OpenArray revenue includes sales of our NT Cycler, NT Imager and Autoloader instruments, post-contract customer support, or PCS, and the sale of consumables. Sales of consumables consist of OpenArray plates and other instrument supplies. We launched our first OpenArray products in 2005, and to date, have built a base of 47 customers, including academic, commercial and medical laboratories. In November 2007, we entered into a collaboration agreement with the Applied Biosystems Group of the Applera Corporation, or Applied Biosystems, to market our OpenArray products for genotyping. This agreement enables us to leverage Applied Biosystems’ extensive sales, marketing, distribution and customer support capabilities. Our OpenArray revenue was $0.3 million, $0.7 million and $2.1 million in the twelve months ended December 31, 2005, 2006 and 2007, respectively, and $1.1 million and $1.2 million in the six months ended June 30, 2007 and 2008, respectively.

Our RapidFire revenue includes the sales of our RapidFire sample preparation instruments, screening and assay development services and PCS, as well as resales of mass spectrometry instruments that we purchase from a vendor for installation with our RapidFire systems. We first offered RapidFire as an assay development and screening service in 2004 and began marketing RapidFire products in 2006. To date, we have built a customer base of 21 biopharmaceutical companies for our RapidFire products and services, including 11 of the 15 largest biopharmaceutical companies based on global sales. In October 2007, we entered into a non-exclusive global co-marketing agreement with Agilent Technologies, Inc., or Agilent, to co-market our RapidFire system with Agilent’s latest mass spectrometer. In June 2008, we entered into a non-exclusive reseller agreement with Applied Biosystems under which we have the right in the United States and Canada to market, promote and resell, in connection with our RapidFire System, Applied Biosystems’ high-performance mass spectrometers. Our RapidFire revenue was $1.6 million, $2.0 million and $2.7 million in the twelve months ended December 31, 2005, 2006 and 2007, respectively, and $1.7 million and $3.4 million in the six months ended June 30, 2007 and 2008, respectively.

Since our inception, we have incurred significant losses each year. As of June 30, 2008, we had an accumulated deficit of $66.7 million. We expect to incur significant operating losses for the foreseeable future. The size and timing of our future operating losses are principally a function of our revenue growth.

Financial Operations Overview

Revenue

We derive our revenue from the sale of OpenArray and RapidFire instruments, which includes installation and training, PCS, consumables for these systems, and RapidFire services. Our product revenue consists of the sale of OpenArray and RapidFire instruments and consumables and revenue from multiple element arrangements. In addition, we occasionally resell mass spectrometry instruments in connection with the sale of our RapidFire systems. Our consumables revenue consists primarily of OpenArray plates. Our service revenue consists of RapidFire assay development and screening services and PCS.

In November 2007, we entered into a collaboration agreement and a license agreement with Applied Biosystems. We expect this arrangement to drive higher sales of both OpenArray instruments and plates. Under the terms of the collaboration agreement, we received a non-refundable up-front fee in December 2007, and we expect to receive an additional non-refundable fee upon the commencement of the commercialization phase, which we expect to occur in the fourth quarter of 2008. As of June 30, 2008, we recorded approximately $7.2 million of deferred revenue in connection with this agreement, which we will recognize as revenue on a straight-line basis over the period commencing with the commercialization date and ending November 2014, the remaining expected term of the collaboration agreement.

We entered into a co-marketing agreement with Agilent in 2007. We expect our co-marketing efforts with Agilent to drive higher sales of our RapidFire products in the future. In addition, during 2007, we entered into a multiple element arrangement for the sale of a RapidFire system and services for which revenue was deferred at December 31, 2007 because the required revenue recognition criteria were not met. In the six months ended June 30, 2008, we began recognizing revenue of $0.2 million and had approximately $1.0 million of deferred revenue. We expect approximately $0.5 million and $0.5 million of this deferred revenue to be recognized as revenue in 2008 and 2009, respectively.

During the year ended December 31, 2005, Pfizer Inc., or Pfizer, accounted for 54.8% of our total revenue. During the year ended December 31, 2006, Schering-Plough Corporation, Amgen Inc., Pfizer, Sirtris Pharmaceuticals, Inc., or Sirtris, and Syngenta International AG, or Syngenta, accounted for 17.9%, 16.3%, 13.8%, 12.0% and 10.0% of our total revenue, respectively. During the year ended December 31, 2007, Syngenta and Schering-Plough accounted for 18.9% and 15.1% of our total revenue, respectively. During the six months ended June 30, 2007, Johnson & Johnson Pharmaceutical Research & Development LLC, Syngenta and Schering-Plough Corporation accounted for 10.4%, 19.5% and 23.9% of our total revenue, respectively. During the six months ended June 30, 2008, Sirtris, Genzyme Corporation and Bristol-Myers Squibb Company accounted for 22.7%, 16.9% and 13.2% of our total revenue, respectively.

Future revenue growth will depend largely on our ability, together with our partners, to attract new customers and on additional sales to existing customers as their capacity requirements increase. Our product revenue growth will also depend on our ability to introduce, and on the market’s acceptance of, new products and new applications for our systems.

Cost of Revenue and Gross Margin

Cost of product revenue consists primarily of amounts paid to suppliers of components used in our products, which we assemble, test, package and ship. Other costs of product revenue include personnel-related expenses, allocated facility overhead costs, depreciation of our manufacturing equipment, amortization of intangible assets, royalties paid for licenses, provisions for excess and obsolete inventory, and shipping charges. Cost of service revenue consists primarily of personnel-related expenses for our services personnel. Personnel-related expenses include salaries, bonuses, fringe benefits, recruiting and share-based compensation.

We have an intangible asset in connection with intellectual property rights licensed under the Applied Biosystems license agreement entered into in November 2007. The intangible asset was recorded at its cost of $6.8 million and is being amortized to cost of sales, on a straight-line basis, over its estimated useful life of 13 years. Included in cost of sales for the year ended December 31, 2007 and the six months ended June 30, 2008 was $1.1 million and $0.2 million, respectively, of amortization expense related to this intangible asset. Annual amortization in each of the five fiscal years ended December 31, 2012 is expected to be $0.4 million.

Our gross margin has been, and will continue to be, affected by a variety of factors, including our relative mix of product versus service revenue, increases in efficiency and scale effects, and changes in the average selling price of our products and services. Our average product selling price can be affected by volume and competitive pricing pressure. Although we expect the impact of the collaboration agreement with Applied Biosystems to decrease our per unit gross margins, we expect the higher volume of unit sales under this agreement to improve our overall gross margin in absolute dollars. Other factors that affect product gross margins include the timing of new product introductions and enhancements, fluctuations in market prices for the components that we incorporate in our systems and overhead. Service gross margins are primarily impacted by the price we charge for our service offerings and the amount we pay our services personnel including the cost of benefits. Our ability to achieve and sustain profitability will be affected by our ability to improve our gross margin and the rate at which we incur additional expenses to attract new customers, develop new products, provide effective customer service and expand our general and administrative capabilities.

Operating Expenses

Operating expenses consist primarily of research and development, sales and marketing and general and administrative expenses. Personnel-related expenses comprise the most significant component of each of these functional categories. We expect to continue to hire significant numbers of new employees in order to support our anticipated growth. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue.

Research and Development Expenses.  Research and development expenses consist primarily of personnel-related expenses, costs of prototype instruments, allocated facility overhead expenses, market studies and product development projects, and depreciation of equipment used in research and development activities. We expense research and development costs as incurred. We intend to continue to invest significantly in our research and development efforts, which we believe are essential to maintaining our competitive position. As a result, we expect research and development expenses to increase in absolute dollars for the foreseeable future, although we expect these expenses to decrease as a percentage of revenue over time.

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of personnel-related expenses, employee sales commissions, marketing programs, customer support and allocated facility overhead expenses. We intend to continue to invest significantly in selling and marketing by increasing the number of sales and collaboration support personnel and by increasing lead generation and brand awareness activities. Sales and collaboration support personnel provide technical and sales assistance to our collaboration partners, which we believe increases the product expertise that can be conveyed to potential customers. We expect selling and marketing expenses to increase in absolute dollars as our commercial operations grow, although we expect these expenses to decrease as a percentage of revenue over time.

General and Administrative Expenses.  General and administrative expenses consist primarily of personnel-related expenses related to our executive, finance, human resource and information technology functions, as well as fees for professional services and allocated facility overhead expenses. Professional services consist principally of external legal, tax, consulting and audit services. We expect general and administrative expenses to increase as we incur additional costs related to operating as a publicly traded company, including increased audit and legal fees, costs of compliance with securities, corporate governance and other regulations, investor relations expenses and higher insurance premiums, particularly those related to director and officer insurance. In addition, we expect to incur additional costs as we hire personnel and enhance our infrastructure to support the anticipated growth of our business. As a result of these additional costs, we expect general and administrative expenses to increase in absolute dollars for the foreseeable future, although we expect these expenses to decrease as a percentage of revenue over time.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income on cash balances, interest expense on borrowings and expenses associated with the revaluation of warrants classified as liabilities. Interest expense includes interest expense of outstanding credit balances, the accretion of debt discounts and issuance costs, beneficial conversion charges and charges associated with the extinguishment of credit arrangements. We have historically invested our cash in money market funds.

Under certain circumstances, the December 2007 convertible promissory notes become convertible at a variable conversion price. The existence of a beneficial conversion feature on the December 2007 convertible promissory notes could not be determined at issuance due to the contingency in the conversion price. However, the future resolution of the contingency or the conversion of the notes may give rise to a beneficial conversion charge. If a beneficial conversion charge is recorded, it will be recorded as non-cash interest expense.

Application of Critical Accounting Policies and Use of Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of revenue and expenses, assets and liabilities, and the disclosure of contingent assets and liabilities. We consider an accounting estimate to be critical to the preparation of our financial statements when both of the following are present:

•	the estimate is complex in nature or requires a high degree of judgment; and

•	the use of different estimates and assumptions could have a material impact on the financial statements.

We have discussed the development and selection of our critical accounting estimates and related disclosures with the audit committee of our board of directors. Those estimates critical to the preparation of our financial statements are listed below.

Revenue Recognition

We derive the majority of our revenue from the sale of OpenArray and RapidFire instruments, including installation and training, PCS, consumables used with those instruments, and RapidFire assay development and screening services. Revenue recognition related to instrument sales, RapidFire assay development services and multiple element arrangements include critical estimates.

Instrument Sales.  We sell instruments that include software that is not incidental to the instrument as a whole. In connection with the instrument sales, we provide services such as installation, training and PCS. Revenue on instrument sales is recognized in accordance with AICPA Statement of Position (SOP) No. 97-2, Software Revenue Recognition (SOP 97-2) and related pronouncements. We account for these sales as multiple element arrangements.

For instrument sales that include PCS, consideration is allocated to PCS based on vendor specific objective evidence of fair value. Vendor-specific objective evidence of the fair value of PCS is determined by the price charged when PCS is sold separately or, if not sold separately, the stated substantive renewal rate of PCS in the agreement. Revenue is allocated to the instrument, installation, and training based on the residual method. Under the residual method, revenue attributable to the undelivered PCS is deferred at fair value and the residual consideration is allocated to the instrument. Revenue for the instrument is generally recognized when installation at the customer’s site and training of customer employees is complete and customer acceptance has been received. Revenue for PCS is deferred and recognized ratably over the term of the PCS period, which is generally one year.

Assay Development.  We perform laboratory services including the development of assays. Fees for assay development are in the form of fixed price arrangements. Revenue from assay development is recognized using the proportional performance method. Under the proportional performance method revenue is recognized on a straight line basis over the expected service period, which is generally less than one year. Changes to the expected service period are recognized in revenue prospectively.

Multiple Element Arrangements.  We have entered into arrangements that involve the sales of instruments, consumables and/or services. In these cases, we recognize revenue for these multiple element arrangements according to Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21). Following the guidance in EITF 00-21, we identify the separate units of accounting, allocate arrangement consideration among these units and recognize revenue for each of them based on the applicable revenue recognition criteria for each separate unit of accounting and when general revenue recognition criteria have been met. The arrangement consideration is allocated to each unit of accounting using the residual method for delivered elements having stand alone value when the fair value of all the undelivered elements is known. The fair value of the undelivered elements is determined based on vendor-specific objective evidence as determined by the price charged for that element when it is sold separately. If the fair value of any undelivered element cannot be determined objectively, then all revenue is deferred until all elements are delivered and services have been performed, or until fair value can be determined objectively for any remaining undelivered elements.

Collaboration Agreement

Under the terms of the collaboration agreement with Applied Biosystems, we received a non-refundable up-front fee in December 2007, and we expect to receive an additional non-refundable fee upon the commencement of the commercialization phase, which is expected to occur in 2008. We are accounting for the collaboration agreement and license agreement as a single unit of accounting. Upon the commencement of the commercialization phase, we will recognize the deferred up-front fees on a subscription basis over the remaining expected term of the collaboration agreement. Revenue on the sales of OpenArray instruments and plates for genotyping during the commercialization phase will be recognized when Applied Biosystems elects to purchase the products and upon satisfaction of all revenue recognition criteria. Shipments of all products to Applied Biosystems prior to the start of the commercialization phase will be recorded as revenue in an amount equal to their cost and any difference between the selling price and product cost will be deferred and amortized on a straight-line basis over the commercialization phase. In addition, the revenue associated with PCS obligations transferred to Applied Biosystems will also be amortized on a straight-line basis over the commercialization phase. As of June 30, 2008, we had approximately $7.2 million of deferred revenue in connection with the collaboration agreement.

We have estimated the life of the collaboration agreement to be the initial term of the agreement. Upon the commencement of the commercialization phase, we will recognize the deferred up-front fees on a subscription basis over the remaining expected term of the collaboration agreement. An earlier termination of the agreement would result in a one time increase in revenue in the amount of the remaining deferred revenue not yet recognized, while an extension of the agreement without additional fees would result in a reduction in the amount of revenue recognized each period.

We have estimated the useful life of the intangible asset associated with the license agreement to be 13 years. We will amortize the cost of the intangible asset to cost of sales on a straight line basis over its estimated useful life. A reduction in the estimated useful life will result in an increase in the periodic amortization expense, while an increase in the estimated useful life will result in a decrease in the periodic amortization expense.

Long-Lived Assets

We evaluate the recoverability of our long-lived assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Such circumstances would include a significant decrease in the market price of a long-lived asset, a significant adverse change to the manner in which the asset is being used or its physical condition, or a history of operating or cash flow losses associated with the use of the asset. In addition, changes to the expected useful lives of these long-lived assets may also be an indicator of impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets and the resulting losses are included in the statement of operations.

Share-Based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards, (SFAS) No. 123 (revised 2004), Share Based Payment, (SFAS 123(R)), which is a revision of SFAS No. 123, Accounting for Stock Based Compensation, (SFAS 123). SFAS 123(R) supersedes Accounting Principles Board, (APB) No. 25, Accounting for Stock Issued to Employees, (APB 25), and amends SFAS No. 95, Statement of Cash Flows. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on fair values. Pro forma disclosure is no longer an alternative.

Prior to January 1, 2006, we accounted for share-based awards using the intrinsic value method as prescribed by APB 25, and related interpretations. Accordingly, no compensation expense was recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair value of our common stock at the date of grant. Prior to the adoption of SFAS 123(R), all share-based awards to non-employees were accounted for at their fair value in accordance with SFAS 123 and EITF 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

SFAS 123(R) requires nonpublic companies that used the minimum value method in SFAS 123(R) for either recognition or pro forma disclosures to apply SFAS 123(R) using the prospective-transition method. As such, we applied SFAS 123(R) only to awards granted, modified, repurchased, or cancelled after the adoption of SFAS 123(R) since the estimated fair value of our stock options granted through December 31, 2005 was determined using the minimum value method.

Effective January 1, 2006 with the adoption of SFAS 123(R), we elected to use the Black-Scholes option pricing model to determine the weighted average fair value of options granted. In accordance with SFAS 123(R), we recognize the compensation expense of share-based awards on a straight-line basis over the requisite service period of the award, which is generally the vesting period. Share-based compensation expense recognized under SFAS 123(R) for the years ended December 31, 2006 and 2007 and the six months ended June 30, 2007 and 2008 was $0.1 million, $0.3 million, $0.1 million and $0.4 million, respectively. The increase in share-based compensation expense in 2007 from 2006 was primarily a result of an increase in the fair value of options granted in 2007 and a full year of amortization on stock options granted in 2006. The increase in share-based compensation expense in the six months ended June 30, 2008 compared to the expense in the six months ended June 30, 2007 was primarily the result of options granted in March 2008, including grants to the members of our Scientific Advisory Board, an increase in the fair value of options granted in 2008 and the incremental expense associated with the termination of one of our employees.

The determination of fair value of share-based payment awards utilizing the Black-Scholes model is affected by the fair value of our common stock as of the time of grant and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

We do not have a history of market prices, and as such, for the years ended December 31, 2006 and 2007, we estimated volatility in accordance with Securities and Exchange Commission (SEC) SAB No. 107, Share-Based Payment, (SAB 107), using historical volatilities of similar companies. We based our analysis of expected volatility on reported data for a peer group of companies that issued options with substantially similar terms using an average of the historical volatility measures of this peer group of companies. Based on this analysis, the expected volatility for options granted after January 1, 2006, January 1, 2007 and January 1, 2008 was determined to be 55%, 62% and 60%, respectively. The expected life of employee options has been determined utilizing the “simplified” method as prescribed by the SAB 107, or SAB 110, Share-Based Payment, as appropriate, which uses the midpoint between the vesting date and the end of the contractual term. Accordingly, the expected life of options granted during each of the years ended December 31, 2006 and 2007 was 6.25 years. The risk-free interest rate is based on a U.S. treasury instrument whose term is consistent with the expected life of the stock options and the weighted average risk-free interest rate for the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008 was 4.7%, 4.7% and 2.5%, respectively. We have not paid, and do not anticipate paying, cash dividends on our shares of common stock; therefore, the expected dividend yield was assumed to be zero. In addition, SFAS 123R requires companies to utilize an estimated forfeiture rate when calculating the expense for the period. As a result, we applied an estimated forfeiture rate of 5.6%, based on a review of our historical forfeitures, to determine the expense recorded in our statements of operations. If this estimated rate changes in future periods due to different actual forfeitures, our stock compensation expense may increase or decrease significantly. If there are any modifications or cancellations of the underlying unvested securities or the terms of the stock option, we may be required to accelerate, increase or cancel any remaining unamortized share-based compensation expense.

Prior to April 1, 2006, the exercise price for options granted was set by our board of directors based upon guidance set forth by the American Institute of Certified Public Accountants in the AICPA Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, referred to herein as the AICPA Practice Aid. To that end, our board of directors considered a number of factors in determining the option price, including the following factors: (1) prices for our preferred stock, which we had sold to outside investors in arms-length transactions, and the relative rights, preferences and privileges of our preferred stock and common stock, (2) the progress in the development of our OpenArray and RapidFire technologies, (3) the success in the product launch and the acceptance of commercialized products and services and (4) achievement of budgeted revenue and operating results.

In July 2007, we performed retrospective valuations of the estimated fair value of our common stock as of February 17, 2006 and October 26, 2006. In connection with these valuations, our board of directors considered various liquidity alternatives, but determined that the probabilities and timing of the alternative liquidity scenarios could not be reliably estimated. Therefore, these valuations relied on per share prices of our preferred stock offerings by using these issuance prices as references in an option pricing model. The fair value of our common stock as determined by our board of directors as of February 17, 2006, and October 26, 2006 was $0.67 and $0.66 per share, respectively. These valuations reflected marketability discounts of 25% and 20%, respectively.

In January 2008, we performed retrospective valuations of our common stock as of January 22, 2007, May 17, 2007, July 23, 2007 and December 10, 2007. In February 2008, April 2008 and July 2008, we performed contemporaneous valuations of our common stock as of January 25, 2008, March 31, 2008 and June 30, 2008. These retrospective and contemporaneous valuations were prepared utilizing the probability-weighted expected return method (PWERM) as prescribed by the AICPA Practice Aid. The change in valuation model was caused by changes in the business that allowed us to forecast the occurrence of a liquidity event within two years. These valuations took into consideration the following scenarios:

•	several different scenarios for the completion of an initial public offering;

•	different scenarios of a sale to a strategic acquirer at a price above the liquidation preference; and

•	a sale at a price at or below the liquidation preference.

The determination of the fair value of our common stock required the assessment of many quantitative and qualitative factors, including the following:

•	our capital structure, including rights, preferences and restrictions of the different classes of equity;

•	the lack of an active public market for our common and preferred stock;

•	industry information such as market growth and volume;

•	developments relating to our products and services;

•	our operating and financial results, both actual and forecasted;

•	performance of similarly situated companies; and

•	strategic and collaboration agreements reached with alliance partners.

The valuation information considered by us to determine retrospective estimates of fair value of our common stock during 2007 and contemporaneous fair value of our common stock during 2008 was based on the probability-weighted expected return method, liquidation preferences, progress towards a liquidity event, and historical market data of recent liquidity transactions for similar companies. Further, we assessed the valuation information against the net present value of our discounted cash flows of our forecasted operating results. We based our revenue forecasts on our estimates of expected annual growth rates of the markets we are operating in and on the expected return from our collaboration agreement.

We allocated the enterprise value to preferred and common shares based on a scenario analysis, as set forth above, that incorporated our capital structure and the specific rights and preferences associated with our securities under these various liquidity events. The plans of our board of directors and management, together with achieved operating results, dictated the timing and probability of the liquidity events used in the scenario analysis.

Based on the foregoing, the board of directors retrospectively determined the fair value of our common stock as of January 22, 2007, May 17, 2007, July 23, 2007 and December 10, 2007 as follows:

•	The valuation of our common stock as of January 22, 2007 was determined to be $1.27 per share. This valuation reflected marketability discounts ranging from 20% to 27% depending on the scenario. The valuation also included a 40% probability of a sale at or below liquidation preference and a 30% probability of either an initial public offering or sale above liquidation preference occurring in either 2008 or 2009.

•	The valuation of our common stock as of May 17, 2007 was determined to be $1.60 per share. This valuation reflected marketability discounts ranging from 15% to 27% depending on the scenario. This valuation used an increased probability of an initial public offering occurring in 2008 or 2009 to 40% and reduced the probability of a sale at or below liquidation preference to 30%. The change in assumptions reflects changes in the business as well as the early stage discussions of a future initial public offering.

•	The valuation of our common stock as of July 23, 2007 was determined to be $2.21 per share. This valuation reflected marketability discounts ranging from 12% to 27% depending on the scenario. The probability of an initial public offering increased to 50% while the probability of a sale at or below the liquidation preference decreased to 20%. The change in probabilities was driven by the fact that we initiated discussions with our investment bankers and started the search for our new Chief Financial Officer to lead a liquidity event.

•	The valuation of our common stock as of December 10, 2007 was determined to be $3.00 per share. This valuation reflected marketability discounts ranging from 6% to 20% depending on the scenario. The probability of an initial public offering increased to 55% with an overweight for such event in 2008 versus 2009 and the probability of a sale above the liquidation preference increased to 40%. The significant increase in the value of the common stock was driven by our entrance into a collaboration agreement and a co-marketing agreement to sell both the OpenArray and RapidFire systems, respectively, resulting in a likely initial public offering scenario in 2008. We considered these agreements as further validation of the commercial viability of our products. Also, at this time, several senior management positions including the position of Chief Financial Officer were filled in order to lead us through a liquidity event.

Additionally, our board of directors contemporaneously determined the fair value of our common stock as of January 25, 2008, March 31, 2008 and June 30, 2008 as follows:

•	The valuation of our common stock as of January 25, 2008 was determined to be $3.13 per share. This valuation reflected marketability discounts ranging from 5% to 17% depending on the scenario. The probabilities for each scenario remained unchanged from the December 10, 2007 valuation. The increase in value was primarily due to the decrease in the marketability discounts. The key driver in the change of the discounts was that we began the process of preparing for a future initial public offering during January of 2008.

•	The valuation of our common stock as of March 31, 2008 was determined to be $3.16 per share. This valuation reflected marketability discounts ranging from 0% to 13% depending on the scenario. The probabilities of the scenarios remained the same as the December 10, 2007 and January 25, 2008 valuations, however, the probability of an initial public offering occurring in mid 2008 was reduced and the probability of an initial public offering occurring in late 2008 was increased. The re-weighting of the probability of the timing of a 2008 initial public offering was driven by our assessment of the market for initial public offerings in the first half of 2008.

•	The valuation of our common stock as of June 30, 2008 was determined to be $3.15 per share. This valuation reflected marketability discounts ranging from 0% to 13% depending on the scenario. The probability of an initial public offering increased to 75% and the probability of a sale above liquidation preference was reduced to 20%. The timing of an initial public offering was also changed with the probability in 2008 reduced and the probability in early or mid 2009 increased. These changes were based on our assessment of the market for initial public offerings.

The results of our retrospective and contemporaneous valuations of our common stock as of the dates set forth below are as follows:

			Discount for
	Date		Lack of	Fair Value per
Date of Valuation	Performed	Valuation Model Applied	Marketability	Common Share

02/17/06	7/11/07	Option pricing model	25%	$0.67
10/26/06	7/11/07	Option pricing model	20	0.66
01/22/07	1/28/08	PWERM	20-27	1.27
05/17/07	1/28/08	PWERM	15-27	1.60
07/23/07	1/28/08	PWERM	12-27	2.21
12/10/07	1/28/08	PWERM	6-20	3.00
1/25/08	1/28/08	PWERM	5-17	3.13
3/31/08	4/18/08	PWERM	0-13	3.16
6/30/08	7/16/08	PWERM	0-13	3.15

Since January 2006, we have granted the following stock options to employees at exercise prices as set forth below:

				Intrinsic
	Shares Under	Exercise	Fair Value on	Value on
Grant Date	Option	Price	Grant Date	Grant Date
1/16/2006–9/5/06	1,283,300	$0.50	$0.67	$218,161
10/16/2006–12/11/06	12,240	0.50	0.66	1,958
1/1/2007–2/26/07	304,530	0.67	1.27	182,718
3/1/2007–4/16/07	83,400	0.67	1.60	77,562
3/17/08	519,367	3.15	3.16	5,194

Based on an assumed initial public offering price of $      per share, the midpoint of the range listed on the cover page of this prospectus, the intrinsic value of the options outstanding at June 30, 2008 was $          , of which $           related to vested options and $           related to unvested options.

Financial Instruments

In connection with our several rounds of financing, we issued certain financial instruments including convertible promissory notes, demand notes, redeemable convertible preferred stock and warrants.

Certain of these financial instruments contain complex terms such as embedded conversion features and embedded put features. We account for these instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, Financial Accounting Standards Board, or FASB, Staff Position No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That are Redeemable, EITF No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments.

Certain of our financial instruments were required to be recorded at their fair value, specifically, the convertible promissory notes, redeemable convertible preferred stock, detachable warrants and a put feature embedded in the December 2007 convertible promissory notes. We estimated the fair value of these financial instruments using the methodologies and assumptions described below.

Redeemable Convertible Preferred Stock.  We estimated the fair value of the Series B-1 redeemable convertible preferred stock concurrently with the common stock, using the probability-weighted expected return method, which employed four different scenarios for the completion of an initial public offering, two scenarios of a sale to a strategic acquirer at a price above the liquidation preference and one scenario of a sale at a price at or below the liquidation preference. The per share values are determined based on the probability-weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each share class.

Convertible Promissory Notes.  We estimated the fair value of the January 2007 convertible promissory notes based on the fair value of the Series B-1 redeemable convertible preferred stock into which these notes were convertible at a fixed conversion price.

Detachable Series B-1 Preferred Stock Warrants.  We estimated the fair value of our Series B-1 redeemable convertible preferred stock warrants upon issuance and at each balance sheet date using the Black-Scholes option pricing model and the following assumptions:

•	Underlying asset price — was based on the estimated value of the Series B-1 redeemable convertible preferred stock excluding accrued and future dividends.

•	Expected term — was based on the time until expiration for each warrant was calculated as a probability weighted average of the remaining contractual life and the time until an expected sale, assuming that the warrants will be exercised in the event of a sale above liquidation preference.

•	Expected volatility — was based on an analysis of historical volatility of comparable companies over the 5 year period prior to the valuation date.

•	Risk-free rate — was based on the five-year U.S. Treasury rate as of the valuation date.

Embedded Put Feature in the December 2007 Convertible Promissory Notes.  The convertible promissory notes issued in December 2007 contain an embedded put feature that allows the holders to redeem the notes at 150% of its outstanding principal plus accrued interest upon a sale transaction. We estimated the fair value of this put feature upon issuance and at each balance sheet date using a present value calculation and the following assumptions:

•	the probability that this option would be exercised, which equals the probability assigned to the scenario in which the put option would have value to the holder;

•	the length of time until the scenario in which the put option would have value to the holder would occur, as this was the time until the liquidity event scenario in which the put option would have value to the holder; and

•	the discount rate to use to present value the amount the holder will receive at the event date, which is based on the LIBOR rate of a comparable length of time plus a credit spread based on market option adjusted spreads as of the valuation date for comparable companies.

Results of Operations

Six Months Ended June 30, 2007 and 2008

The following table sets forth our results of operations for the six months ended June 30, 2007 and 2008:

	Six Months Ended
	June 30,		Change
($ in 000’s)	2007	2008	$	%
	(unaudited)

Revenue:
Product	$2,121	$3,454	$1,333	63%
Service	685	1,158	473	69%

Total revenue	2,806	4,612	1,806	64%
Cost of revenue:
Product	2,006	3,068	1,062	53%
Service	361	490	129	36%

Total cost of revenue	2,367	3,558	1,191	50%
Operating expenses:
Research and development	1,891	2,195	304	16%
Selling and marketing	1,372	1,999	627	46%
General and administrative	1,634	4,873	3,239	198%

Total operating expenses	$4,897	$9,067	$4,170	85%

Revenue

The following table sets forth our revenue by product line for the six months ended June 30, 2007 and 2008:

	Six Months Ended
	June 30,		Change
($ in 000’s)	2007	2008	$	%
	(unaudited)

OpenArray	$1,066	$1,218	$152	14%
RapidFire	1,740	3,394	1,654	95%

Total revenue	$2,806	$4,612	$1,806	64%

Product Revenue.  Product revenue increased $1.3 million, or 63%, in the six months ended June 30, 2008 as compared to the same period in 2007. This increase was due primarily to a $1.2 million increase in RapidFire product revenue. Included in RapidFire product revenue for the six months ended

June 30, 2008 was $1.1 million of revenue recognized for two multiple element arrangements as compared to no revenue recognized for multiple element arrangements during the same period in 2007. Management expects to recognize an incremental $0.5 million of revenue in 2008 and in 2009 with respect to these RapidFire multiple element arrangements. Excluding multiple element arrangements, RapidFire revenue for the six months ended June 30, 2008 included the sale of two instruments and two mass spectrometers compared to three instruments and one mass spectrometer in the same period in 2007, resulting in increased product revenue of $0.1 million. The increased mass spectrometer volume was offset by the decreased instrument volume while the average pricing for both was slightly ($0.1 million) higher in the six months ended June 30, 2008 than in the same period in 2007. OpenArray instrument revenue increased by $0.3 million and included the sale of 11 instruments in the six months ended June 30, 2008 compared to ten instruments in the same period in 2007. The average instrument pricing in the six months ended June 30, 2008 was higher than in the same period in 2007, resulting in a total of $0.2 million of the instrument revenue increase. Management expects these higher prices to continue into the future because we offered discounts during 2007 to early adopters of this technology. This increase in OpenArray instrument revenue was offset by a decrease of $0.2 million in OpenArray consumables revenue, from $0.6 million in the six months ended June 30, 2007 to $0.4 million in the same period in 2008. The decrease in OpenArray consumables revenue was primarily the result of a 36% decrease in the average selling price of consumables related to the sale of consumables during the early access phase of our collaboration agreement with Applied Biosystems during which we are recognizing revenue at cost. Management expects the average consumable price to increase once Applied Biosystems begins the commercialization phase of the collaboration agreement. The remaining OpenArray consumables revenue decrease is attributable to a five percent decrease in the volume of OpenArray plates sold in the six months ended June 30, 2008 compared to the same period in 2007. Management expects the volume of OpenArray plates sold to increase once Applied Biosystems begins the commercialization phase of the collaboration agreement.

Service Revenue.  Service revenue increased $0.5 million, or 69%, in the six months ended June 30, 2008 as compared to the same period in 2007. This increase was due to a $0.4 million increase in RapidFire service revenue and a $0.1 million increase in OpenArray service revenue. The increase in RapidFire service revenue was primarily due to an increase of $0.3 million in RapidFire screening revenue, driven by a 40% increase in volume ($0.2 million) and a 21% increase in pricing ($0.1 million). Management expects both the volume and average pricing to continue at the higher levels achieved in 2008. The remaining increase in RapidFire service revenue is attributable to an increase of $0.1 million in assay development. OpenArray service revenue increased by $0.1 million primarily as a result of several proof of principle projects conducted for customers.

Cost of Revenue and Gross Margin

Cost of Product Revenue.  Cost of product revenue increased by $1.1 million, or 53%, in the six months ended June 30, 2008 as compared to the same period in 2007. The increase was primarily the result of a $0.9 million increase in RapidFire cost of product revenue which included increased material costs of $0.8 million due to volume and an increase of $0.1 million for other costs. OpenArray cost of product revenue increased by $0.2 million primarily due to higher payroll related costs resulting from increased headcount.

Cost of Service Revenue.  Cost of service revenue increased by $0.1 million, or 36%, due primarily to personnel related costs driven by an increase in headcount from four as of June 30, 2007 to five as of June 30, 2008.

Gross Margin.  Gross margin increased to 23% in the six months ended June 30, 2008 from 16% in the same period in 2007. Product gross margin increased from 5% to 11% as a result of higher margins on the multiple element arrangement revenue recognized in the six months ended June 30, 2008 plus the increased instrument pricing as discussed above (see “— Product Revenue”). These factors were partially offset by the effect on gross margin of the reduced RapidFire instrument volume and the lower OpenArray consumable pricing. Service gross margin increased from 47% to 58% as a result of higher volumes and prices as discussed above (see “— Service Revenue”).

Research and Development Expenses

Research and development expenses increased $0.3 million, or 16%, in the six months ended June 30, 2008 as compared to the same period in 2007. This increase was primarily due to an increase in materials used in product development activities of $0.3 million and an increase in patent expense of $0.1 million. These increases were partially offset by a decrease in payroll and related expenses and other expenses of $0.1 million.

Selling and Marketing Expenses

Selling and marketing expenses increased $0.6 million, or 46%, in the six months ended June 30, 2008 as compared to the same period in 2007. This increase was primarily due to an increase in payroll and related expenses of $0.4 million and an increase in travel and entertainment related expenses of $0.1 million. These increases were partially offset by a decrease in marketing programs and commissions of $0.1 million. The increase in payroll and related expenses and the increase in travel and entertainment related expenses are both primarily due to the increase in headcount from 14 as of June 30, 2007 to 21 as of June 30, 2008.

General and Administrative Expenses

General and administrative expenses increased $3.2 million, or 198%, in the six months ended June 30, 2008 as compared to the same period in 2007. This increase was primarily due to an increase in payroll and related expenses of $1.1 million, an increase in professional fees of $0.9 million, an increase in bonus expense of $0.4 million, an accrued severance expense of $0.3 million, an increase in share-based compensation of $0.2 million, an increase in travel and entertainment expense of $0.1 million and an increase in other miscellaneous expenses of $0.2 million. The increase in payroll and related expenses was primarily a result of an increase in headcount. Our general and administrative headcount increased from nine as of June 30, 2007 to 17 as of June 30, 2008. The additional personnel strengthen our finance, human resources and information technology functions in order to support the continued growth of our business and our anticipated operation as a public company. The increase in professional fees was primarily a result of an increase in audit, public relations, consulting and legal fees. The increase in bonus expense was due to our better year to date performance against the objectives in the bonus plan for 2008 compared to our performance in 2007 plus the increased size of the potential bonus payout as a result of increased headcount and increased individual salaries and bonus target percentages. The severance expense was accrued for one individual whose position is being eliminated.

Other Income (Expense), Net

Other expense, net, increased by $0.2 million, or 18%, during the six months ended June 30, 2008 compared to the same period in 2007. The change was due to increased interest expense of $0.4 million related to an increased level of outstanding debt, plus a write off of $0.1 million of unamortized debt issuance costs for the term loan which was paid off in June 2008. These increases were partially offset by an increase of $0.2 million in interest income due to higher levels of investments and a change of $0.1 million in fair value adjustments to warrants classified as liabilities.

Years Ended December 31, 2006 and 2007

The following table sets forth our results of operations for the years ended December 31, 2006 and 2007:

	Year Ended December 31,		Change
($ in 000’s)	2006	2007	$	%

Revenue:
Product	$898	$3,427	$2,529	282%
Service	1,769	1,357	(412)	(23)%

Total revenue	2,667	4,784	2,117	79%
Cost of revenue:
Product	2,345	4,834	2,489	106%
Service	522	704	182	35%

Total cost of revenue	2,867	5,538	2,671	93%
Operating expenses:
Research and development	3,944	4,028	84	2%
Selling and marketing	2,195	3,071	876	40%
General and administrative	2,977	4,315	1,338	45%

Total operating expenses	$9,116	$11,414	$2,298	25%

Revenue

The following table sets forth our revenue by product line for the years ended December 31, 2006 and 2007:

	Year Ended December 31,		Change
($ in 000’s)	2006	2007	$	%

OpenArray	$663	$2,123	$1,460	220%
RapidFire	2,004	2,661	657	33%

Total revenue	$2,667	$4,784	$2,117	79%

Product Revenue.  Product revenue increased $2.5 million, or 282%, in 2007 as compared to 2006. This increase was primarily due to an increase of approximately $1.4 million in instrument revenue and an increase of approximately $1.1 million in consumables revenue. The increase in instrument revenue was due to an increase of $1.8 million in the volume of OpenArray and RapidFire instruments sold to new and existing customers, partially offset by a decrease of $0.4 million in price. In 2007, we sold four RapidFire instruments and fifteen OpenArray instruments compared to one RapidFire instrument and four OpenArray instruments in 2006. Product revenue in 2007 also included approximately $0.3 million from the resale of one mass spectrometer. There were no mass spectrometer resales in 2006. The increase in consumables revenue was due to a $0.8 million increase in the volume of OpenArray plates sold, coupled with an increase in revenue of $0.3 million due to an increase in our average selling price per OpenArray plate. One customer accounted for approximately 40% of the increase in consumables revenue in 2007.

Service Revenue.  Service revenue decreased $0.4 million, or 23%, in 2007 as compared to 2006. This decrease was primarily due to a decrease in screening services and assay development services revenue of $0.6 million, partially offset by an increase in PCS revenue of $0.2 million. Screening services and assay development services revenue decreased due to the sale of RapidFire instruments to our existing screening and assay development services customers. PCS revenue increased in 2007 due to the increased number of instruments sold.

Cost of Revenue and Gross Margin

Cost of Product Revenue.  Cost of product revenue increased $2.5 million, or 106%, in 2007 as compared to 2006. This increase was primarily due to a $1.0 million increase in material costs for instruments and consumables as a result of a higher volume of units sold, a $0.5 million increase in personnel related costs, a $1.1 million increase in patent amortization expense related to a new patent license agreement with a collaboration partner, a $0.1 million increase in royalty expense and a $0.1 million increase in other costs of product revenue. The increases were partially offset by a decrease of $0.3 million in material costs in connection with a write off of raw materials used in manufacturing our OpenArray plates in 2006.

Cost of Service Revenue.  Cost of service revenue increased $0.2 million, or 35%, in 2007 as compared to 2006. This increase was primarily a result of an increase in personnel related costs driven by an increase in headcount from 13 as of December 31, 2006 to 18 as of December 31, 2007.

Gross Margin.  Gross margin decreased to (16%) in 2007 from (7%) in 2006. This decrease was primarily a result of an increased mix of product revenue which had lower gross margins in 2007 as compared to 2006. Gross margin for product revenue improved significantly from 2006 to 2007 whereas the gross margin for services revenue decreased due to higher personnel costs. Gross margins on product revenue were significantly lower than gross margins on services revenue partially as a result of the $1.1 million of patent amortization expense recorded in 2007. Gross margin was negative in 2006 and 2007 partially due to the continued development of our manufacturing capacity and partially due to patent amortization expense recorded in 2007. Our investment in personnel, facilities, equipment, training and manufacturing systems continued in order to support our future growth despite inadequate current sales volume to fully absorb these direct and indirect costs. We do not expect this trend to continue in 2008, principally due to the anticipated achievement of planned production volume increases during 2008.

Research and Development Expenses

Research and development expenses increased $0.1 million, or 2%, in 2007 as compared to 2006. This increase was primarily due to a $0.5 million increase in payroll and related expenses and a $0.1 million increase in prototypes and related equipment. These increases were partially offset by a $0.4 million decrease in consultant expenses and a $0.1 million decrease in patent expenses. The increase in payroll and related expenses was driven by an overall increase in headcount and an increase in the number of senior level research and development executives. The decrease in consultant expenses in 2007 was a result of a significant market study conducted in 2006 related to the OpenArray product line. No similar study was conducted during 2007.

Selling and Marketing Expenses

Selling and marketing expenses increased $0.9 million, or 40%, in 2007 as compared to 2006. This increase was primarily due to a $0.3 million increase in payroll and related expenses, a $0.3 million increase in expenses related to marketing programs, a $0.2 million increase in travel and entertainment expenses and a $0.1 million increase in commissions. The increase in payroll and related expenses was a result of the overall increase in headcount and the increase in the number of senior level sales and marketing executives. Travel and marketing program expenses increased as a result of our increased sales force and the hiring of a public relations firm in 2007.

General and Administrative Expenses

General and administrative expenses increased $1.3 million, or 45%, in 2007 as compared to 2006. This increase was primarily due to an increase in payroll and related expenses of $0.8 million, an increase in professional fees of $0.2 million, an increase in other expenses of $0.2 million and an increase in share-based compensation of $0.1 million. The additional personnel and professional service fees were the result of our ongoing efforts to build our finance, human resources and information technology functions to support the anticipated growth of our business and our operation as a public company. In addition, the number of general and administrative employees increased to 14 as of December 31, 2007 from 9 as of December 31, 2006. The increase in professional fees relates to the higher consulting, legal and audit expenses as a result of the business growth and the strategic agreements entered into in 2007.

Other Income (Expense), Net

Other expense, net increased $3.6 million to $3.8 million in 2007 from $0.2 million in 2006. This increase was primarily due to a $3.6 million increase in interest expense. The increase in interest expense included a charge of $2.3 million to write up our January 2007 contingently convertible promissory notes from their carrying value to their fair value as a result of significant changes in the features of the notes, $0.7 million for the accretion of issuance costs and warrants related to the January 2007 contingently convertible promissory notes, $0.2 million of accrued interest related to the January 2007 contingently convertible promissory notes, and $0.4 million of interest expense on other borrowings.

Years Ended December 31, 2005 and 2006

The following table sets forth our results of operations for the years ended December 31, 2005 and 2006:

	Year Ended December 31,		Change
($ in 000’s)	2005	2006	$	%

Revenue:
Product	$1,174	$898	$(276)	(24)%
Service	738	1,769	1,031	140%

Total revenue	1,912	2,667	755	39%
Cost of revenue:
Product	1,884	2,345	461	24%
Service	408	522	114	28%

Total cost of revenue	2,292	2,867	575	25%
Operating expenses:
Research and development	3,380	3,944	564	17%
Selling and marketing	1,917	2,195	278	15%
General and administrative	2,028	2,977	949	47%

Total operating expenses	$7,325	$9,116	$1,791	24%

Revenue

The following table sets forth our revenue by product line for the years ended December 31, 2005 and 2006:

	Year Ended December 31,		Change
($ in 000’s)	2005	2006	$	%

OpenArray	$300	$663	$363	121%
RapidFire	1,612	2,004	392	24%

Total revenue	$1,912	$2,667	$755	39%

Product Revenue.  Product revenue decreased $0.3 million, or 24%, in 2006 as compared to 2005. This decrease was primarily due to a $0.6 million decrease in instrument revenue partially offset by an increase in consumable revenue of $0.3 million. The decrease in instrument revenue was primarily a result of the completion of a large RapidFire project with one customer in 2005 partially offset by a slightly higher volume of OpenArray instruments sold in 2006. Also, included in product revenue in 2005 was the resale of one mass spectrometer. There were no resales of mass spectrometers in 2006. The increase in consumable revenue was a result of an increase in the unit volume of OpenArray plates sold.

Service Revenue.  Service revenue increased $1.0 million, or 140%, in 2006 as compared to 2005. This increase was primarily due to an increase in RapidFire assay development and screening services revenue.

Cost of Revenue and Gross Margin

Cost of Product Revenue.  Cost of product revenue increased $0.5 million, or 24%, in 2006 as compared to 2005. This increase was primarily due to a write off of $0.3 million of a raw material used in manufacturing our OpenArray plates that we discontinued using in October 2006, an increase of $0.2 million in personnel related costs, an increase of $0.1 million in material costs for OpenArray instruments and consumables, an increase of $0.1 million in royalty expense, an increase of $0.1 million in depreciation and an increase of $0.1 million in other costs of product revenue. The increase in material costs was a result of a higher volume of OpenArray units sold relative to total units sold during 2006. These increases were partially offset by a decrease of $0.4 million in material costs associated with the decrease in RapidFire instrument revenue as a result of the completion of a large project with one customer in 2005.

Cost of Service Revenue.  Cost of service revenue increased $0.1 million, or 28%, in 2006 as compared to 2005. This increase was primarily a result of an increase in personnel related costs driven by an increase in headcount.

Gross Margin.  Gross margin improved to (7%) in 2006 from (20%) in 2005. This improvement was primarily a result of the increase in services revenue relative to overall revenue. In addition to the overall mix of product versus services revenue, gross margin on services revenue improved significantly year-over-year. The improvement in gross margin resulting from services revenue was partially offset by the decrease in margin on product revenue. The decrease in gross margin on product revenue was partially impacted by the write-off of $0.3 million of a raw material used in manufacturing our OpenArray plates that we discontinued using in October 2006.

Research and Development Expenses

Research and development expenses increased $0.6 million, or 17%, in 2006 as compared to 2005. This increase was primarily due to a $0.5 million increase in consultant expenses associated with a market entry study related to our OpenArray product line.

Selling and Marketing Expenses

Selling and marketing expenses increased $0.3 million, or 15%, in 2006 as compared to 2005. This increase was primarily due to an increase in miscellaneous sales and marketing expenses.

General and Administrative Expenses

General and administrative expenses increased $0.9 million, or 47%, in 2006 as compared to 2005. This increase was primarily due to a $0.5 million increase in professional fees, a $0.3 million increase in payroll and related expenses, a $0.1 million increase in share-based compensation and $0.2 million increase in other miscellaneous expenses, partially offset by a decrease of $0.2 million in facilities expenses. Professional fees increased as a result of an increase in tax, legal and accounting fees. Payroll and related expenses increased as a result of an increase in headcount and an increase in the number of senior level executives including a new Chief Executive Officer. The additional personnel were the result of our ongoing efforts to build our executive, finance and human resources functions to support the anticipated growth of our business and our anticipated operation as a public company. Facilities expenses decreased as a result of a lower allocation to general and administrative expense in 2006 due to higher allocation to research and development and cost of sales.

Other Income (Expense), Net

Other expense, net in 2006 was consistent with that of 2005.

Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have incurred significant losses, and as of June 30, 2008, we had an accumulated deficit of $66.7 million. We have funded our operations primarily through private placements of preferred stock, convertible promissory notes, demand notes, term loans, revolving credit facilities and other credit facilities. These financings have provided us with aggregate net proceeds of approximately $64.2 million. As of June 30, 2008, we had cash and cash equivalents of $11.2 million and accounts receivable of $1.5 million.

We currently are a party to a $5.0 million credit and security agreement with GE Business Financial Services, Inc. (formerly Merrill Lynch Capital), or GE, consisting of a term loan of $2.5 million and a revolving line of credit of up to $2.5 million. The term loan was repaid in full in June 2008. As of June 30, 2008, we had no borrowings under the revolving loan, but we retain the right to draw down under the revolving line of credit.

Under the terms of the credit and security agreement, we are subject to covenants, which require that we maintain a certain level of liquidity and restrict the undertaking of additional debt, the payment of cash dividends and consummation of certain mergers and acquisitions without prior approval from GE. The terms of the credit and security agreement also contain cross default provisions relating to defaults under any of our material contracts or obligations. If we fail to satisfy these covenants and fail to cure any breach of these covenants within a specified number of days after receipt of notice, or fail to pay interest or principal under the term loan or line of credit when due, GE could accelerate the entire amount borrowed and suspend or terminate the term loan and the line of credit. In March 2008 we entered into an amendment and waiver of the credit and security agreement pursuant to which GE agreed to, among other things, waive all of our past and existing defaults under the credit and security agreement, including our violation of cross default provisions, our failure to comply with certain financial ratio requirements and our failure to deliver copies of all stockholder communications and quarterly and annual financial statements to GE. The waiver and amendment also eliminated all financial ratio requirements contained in the credit and security agreement and added a minimum liquidity requirement. We are currently in compliance with all covenants contained in the credit and security agreement.

We believe that our available cash and cash equivalents and net proceeds from this offering will be adequate to fund our current and planned operations for at least the next three years.

Anticipated Capital Expenditures

We expect capital expenditures for fiscal 2008 to be approximately $2.4 million, primarily for leasehold improvements and manufacturing equipment.

Cash Flows

Our net cash flows from operating, investing and financing activities for the periods indicated in the table below were as follows:

				Six Months Ended
	Year Ended December 31,			June 30,
($ in 000’s)	2005	2006	2007	2007	2008
				(unaudited)

Net cash used in operating activities	$(6,545)	$(7,596)	$(1,318)	$(3,337)	$(7,594)
Net cash used in investing activities	(723)	(283)	(2,021)	(176)	(3,226)
Net cash provided by financing activities	3,774	9,141	20,432	6,155	3,300

Net increase (decrease)	(3,494)	1,262	17,093	2,642	(7,520)
Beginning cash balance	3,868	374	1,636	1,636	18,729

Ending cash balance	$374	$1,636	$18,729	$4,278	$11,209

Cash Flows from Operating Activities.  Operating activities used $7.6 million of net cash during the six months ended June 30, 2008. We incurred a net loss of $9.1 million in the six months ended June 30, 2008, which included non-cash share-based compensation expense of $0.4 million, depreciation and amortization of $0.8 million and non-cash interest expense of $1.1 million. Increases in accounts receivable and prepaid expense of $1.1 million and $0.1 million, respectively, and a decrease in deferred revenue of $1.0 million were offset by decreases in accounts payable, accrued expenses and inventory of $0.2 million, $1.0 million and $0.2 million, respectively.

Operating activities used $3.3 million of net cash during the six months ended June 30, 2007. We incurred a net loss of $5.4 million in the six months ended June 30, 2007, which included non-cash share-based compensation expense of $0.1 million, depreciation and amortization of $0.6 million and non-cash interest expense of $0.9 million. An increase in deferred revenue of $0.9 million was offset by an increase in prepaid expenses and other assets of $0.2 million, and decreases in accounts payable and accrued expenses of $0.1 million and $0.1 million, respectively.

Operating activities used $1.3 million of net cash during the year ended December 31, 2007. We incurred a net loss of $15.9 million in 2007, which included non-cash share-based compensation expense of $0.3 million, depreciation and amortization of $2.2 million, and non-cash interest expense of $3.4 million resulting from the issuance and subsequent July 2007 conversion of convertible promissory notes to our Series B-1 preferred stock. Changes in assets and liabilities generated $8.7 million of cash during the year ended December 31, 2007. Increased deferred revenue generated $8.3 million of cash, of which $7.1 million relates to the collaboration agreement with Applied Biosystems we entered into in November 2007 and the balance of which is related to multi-element arrangements where consideration is being deferred until all revenue criteria are met. Decreased accounts receivable generated $0.2 million of cash and increases in accounts payable, and accrued expenses generated $0.9 million of cash. These sources of cash were offset by increases in inventory and prepaid expenses, which used $0.5 million and $0.1 million of cash, respectively.

Operating activities used $7.6 million of net cash during the year ended December 31, 2006. We incurred a net loss of $9.5 million which included non-cash depreciation and amortization of $1.1 million, and non-cash share-based compensation expense of $0.1 million. Changes in asset and liability accounts generated $0.7 million of cash as growth in deferred revenue and accrued expenses was partially offset by changes in other asset and liability accounts. Increased deferred revenue generated $0.9 million of net cash due primarily to payments received associated with multiple elements arrangements and RapidFire instrument sales for which revenue recognition criteria were not met as of December 31, 2006. Increases in accounts payable and accrued expenses generated $0.8 million. These sources of cash were partially offset by increases in accounts receivable, and inventory which used $0.3 million and $0.7 million of cash, respectively.

Operating activities used $6.5 million of net cash during the year ended December 31, 2005. This was primarily a result of our $7.9 million net loss, which included non-cash depreciation and amortization of $1.0 million. Changes in asset and liability accounts generated $0.3 million of net cash and included an increase in accounts payable of $0.2 million, a decrease in accounts receivable of $0.4 million, a decrease in inventory of $0.5 million, and a decrease in prepaid expenses of $0.3 million. These amounts were partially offset by a decrease in deferred revenue of $0.9 million and a decrease in accrued expenses of $0.1 million.

We expect our cash flows from operations to remain negative for the foreseeable future primarily as a result of our net losses and working capital needs.

Cash Flows from Investing Activities.  Cash flows from investing activities primarily relate to capital expenditures to support our growth and installment payments for a non-refundable license issuance fee.

Cash used in investing activities totaled $3.2 million during the six months ended June 30, 2008 and consisted of capital expenditures of $0.5 million related to manufacturing equipment, $0.3 million of RapidFire screening equipment, $0.2 million of computer and computer network equipment as well as an installment payment for a non-refundable license issuance fee of $2.2 million.

Cash used in investing activities totaled $0.2 million during the six months ended June 30, 2007 and consisted of capital expenditures of $0.2 million related to leasehold improvements, manufacturing equipment and office computers.

Cash used in investing activities totaled $2.0 million during the year ended December 31, 2007 and consisted of capital expenditures of $0.7 million related to manufacturing equipment and $0.2 million of other equipment, as well as an installment payment for a non-refundable license issuance fee of $1.1 million.

Cash used in investing activities totaled $0.3 million during the year ended December 31, 2006 and consisted of capital expenditures of $0.1 million related to manufacturing equipment and $0.2 million of other equipment.

Cash used in investing activities totaled $0.7 million during the year ended December 31, 2005 and consisted of capital expenditures of $0.5 million related to manufacturing equipment and $0.3 million of other equipment. These expenditures were partially offset by the proceeds from disposal of equipment of $0.1 million.

We anticipate higher capital expenditure levels in future periods as we continue to fund the expansion of our facilities to support the anticipated growth of our business.

Cash Flows from Financing Activities.  Cash flows from financing activities totaled $3.3 million during the six months ended June 30, 2008 and included proceeds of $7.7 million from the issuance of convertible promissory notes at various dates from January through March 2008 and the return of $1.5 million in restricted cash. The increases in cash were partially offset by repayments of $2.5 million under the credit and security agreement and $3.4 million of deferred initial public offering costs.

Cash flows from financing activities totaled $6.2 million during the six months ended June 30, 2007 and included proceeds of $6.2 million from the issuance of convertible promissory notes with detachable warrants at various dates from January through May 2007. Proceeds of $0.5 million from the convertible promissory notes were allocated to the detachable warrants. We also had proceeds of $2.5 million from the term loan portion of the credit and security agreement. The proceeds were partially offset by the repayment of $0.9 million on the revolving loan, a repayment of $0.1 million on the term loan and a $1.5 million transfer to a restricted account in support of the credit and security agreement.

Cash flows from financing activities totaled $20.4 million during the year ended December 31, 2007 and included proceeds of $23.0 million from a term loan and the issuance of convertible promissory notes and detachable warrants in January 2007 (and subsequent closings), and the issuance of convertible promissory notes in December 2007. At various dates from January through May 2007, we issued $6.3 million of convertible promissory notes with detachable warrants. These convertible notes were converted into shares of our Series B-1 redeemable convertible preferred stock in July 2007. In December 2007, we issued $14.9 million of convertible promissory notes. Proceeds of $0.6 million from the convertible promissory notes issued in January were allocated to the detachable warrants. These proceeds were offset by payments in 2007 on our revolver and term loan of $1.6 million and an increase in restricted cash to collateralize the term loan.

Cash flows from financing activities totaled $9.1 million during the year ended December 31, 2006 and included proceeds of $9.1 million from the issuance of Series B-1 redeemable convertible preferred stock and proceeds of $1.5 million from a new revolving credit facility. The proceeds from the revolving credit facility were used to repay the existing equipment line of credit.

Cash flows from financing activities totaled $3.8 million during the year ended December 31, 2005 and resulted primarily from the issuance of Series B redeemable convertible preferred stock with detachable warrants for net proceeds of $4.5 million and $0.3 million, respectively. We had additional proceeds from borrowing under our equipment line of credit of $0.1 million. These proceeds were offset by payments on the equipment line of credit of $1.3 million.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2007:

	Less than	1-3	4-5	More than
($ in 000’s)	1 Year	Years	Years	5 Years	Total

Operating leases	$742	$185	$—	$—	$927
License fees	4,564	1,266	170	615	6,615
Credit and security agreement	1,989	530	—	—	2,519
Convertible promissory notes	1,193	17,226	—	—	18,419

Total contractual obligations	$8,488	$19,207	$170	$615	$28,480

Operating Leases.  We lease our current facilities in Woburn, Massachusetts under a non-cancelable operating lease which expires in March 2009. Total rent expense under this operating lease was $0.7 million in each of 2005, 2006 and 2007 and $0.3 million in the six months ended June 30, 2008. On June 25, 2008, we executed a two-year extension, which is effective July 1, 2008, of our lease for these facilities in Woburn, Massachusetts plus an additional 5,360 square feet adjacent to the existing leased space. Under this agreement, the lease term has been extended to March 30, 2011, although we have a one time option to cancel the lease effective March 30, 2010 or to extend the lease until March 30, 2012. The expected base rent payments for 2008, 2009, 2010 and the first three months in 2011 are $795,000, $793,000, $774,000 and $194,000, respectively. In March 2008, we entered into a non-cancelable operating lease of office and manufacturing space in San Carlos, California. Total rent expense under this operating lease was $11,000 in the six months ended June 30, 2008. Total payments under this operating lease will be approximately $35,000 in 2008, $0.1 million in each of 2009, 2010, 2011 and 2012 and approximately $19,000 in 2013.

License Agreements.  We have entered into several patent license agreements. Under these agreements, we are obligated to pay annual license maintenance fees, non-refundable license issuance fees, and royalties as a percentage of net sales for the sale or sublicense of products using the licensed technology. Under our current license agreements, we are required to pay aggregate annual maintenance fees of $0.1 million. For a more detailed description of our license agreements, see “Business—License Agreements.”

In addition, upon the commencement of the commercialization phase under our collaboration agreement with Applied Biosystems, we will owe sublicense income payments in an aggregate amount of up to 25.5% of the portion of the up-front fee received from Applied Biosystems that is determined to be sublicense income under our license agreements. These payments are contingent on Applied Biosystem’s declaration of the commencement of the commercialization phase of the collaboration agreement.

Credit and Security Agreement.  The term loan was repaid in June 2008. As of June 30, 2008, we had no borrowings under the $2.5 million revolving line of credit. The contractual obligation in the table above, related to the term loan, excludes interest which is payable at LIBOR plus 3.5%. We currently have no outstanding balance under the credit and security agreement and there is no cash restricted in support of the agreement. We retain the right to draw down under the revolving line of credit.

Convertible Promissory Notes.  The convertible promissory notes we issued in December 2007 have a maturity date of December 10, 2010. There are no required payments prior to the maturity date. The contractual obligation in the table above, related to the convertible promissory notes, includes interest which is payable at 8% per annum. Between January 1, 2008 and June 30, 2008, we issued additional convertible promissory notes with a principal of $7.8 million. These additional promissory notes have a maturity date of December 10, 2010 and are excluded from the table above. All of the notes will automatically convert into shares of our common stock upon completion of this offering. See “Summary—General Information About This Prospectus” for a more detailed discussion on the automatic conversion of the convertible notes.

Off-Balance Sheet Arrangements

We do not now, and have not in the past, had relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Sensitivity

We had cash and cash equivalents totaling $1.6 million, $18.7 million and $11.2 million as of December 31, 2006, 2007 and June 30, 2008, respectively. These amounts were invested primarily in money market funds. The cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income.

BUSINESS

Overview

BioTrove develops, manufactures and markets innovative systems, consisting of laboratory instruments and consumables, for genomic analysis, high-throughput screening and molecular diagnostics. Our two marketed systems, OpenArray and RapidFire, accelerate our customers’ research, development and commercial progress across multiple fields, from drug discovery to agricultural science, and from food and water supply safety to molecular diagnostics. Using proprietary micro- and nano-fluidic technologies to manipulate very small volumes of samples and assay reagents, our products rapidly and cost-effectively detect and measure DNA and RNA, the genomic materials that store and transmit genetic information inside cells, as well as chemical compounds and proteins. The automation, speed, minute quantities of materials used per assay, large number of assays that can be conducted in parallel or rapid sequence, and relatively low cost per assay, combine to enable our customers to conduct larger-scale studies, obtain results more quickly and solve previously intractable problems. Our OpenArray and RapidFire products address a pervasive need among academic, commercial and medical laboratories to achieve increased productivity while adapting to the accelerating pace and increasing complexity of modern life sciences.

We believe our products represent the next step in the evolution of technologies to increase output and decrease costs for life sciences research, development and commercialization through miniaturization, automation and parallelization, or performing many tasks simultaneously. Just as plastic plates with 96 or 384 wells, known as microplates, have replaced racks of test tubes, and automated systems have replaced manual processes, our OpenArray system accelerates genomic analysis by enabling our customers to conduct up to 3,072 independent analyses simultaneously in a thin metal plate the size of a microscope slide, producing data in hours or days rather than weeks or months, as with competing products. We launched our first OpenArray products in 2005, and to date, we have built a base of 47 customers, including academic, medical and commercial laboratories.

Our RapidFire system is approximately ten times faster than other mass spectrometry sample preparation technologies and interfaces with most commercially available mass spectrometers, enabling the use of mass spectrometry for high-throughput screening of chemical compounds for drug discovery. Mass spectrometry is a highly accurate method for identifying and revealing the functional activity of a chemical compound based on its molecular weight. The RapidFire system enables our customers to use mass spectrometry to identify early-stage drug compounds for novel targets or with functional activity missed by conventional high-throughput screening technologies. We first offered our RapidFire system as a service in 2004 and began marketing RapidFire products in 2006. To date, we have built a customer base of 21 biopharmaceutical companies for our RapidFire products and services, including 11 of the 15 largest biopharmaceutical companies based on global sales.

We are actively pursuing new applications and improvements for our OpenArray system in areas such as molecular diagnostics, fixed content plates, which contain popular sets of assays, and immunoassays for ultra-sensitive protein detection, as well as for our RapidFire system to enhance its applicability for secondary screening of compounds and lead optimization.

OpenArray

Our OpenArray business targets unmet needs within the market for genomic analysis instruments and supplies, which was $4.9 billion in 2005 according to the market research firm Strategic Directions International, or SDI. Through genomic analysis, scientists seek to understand how subtle genomic variations lead to important differences between individual people, plants and other living organisms. Modern life sciences research and clinical medicine rely increasingly on genomic analyses for applications such as discovering and developing new pharmaceuticals, diagnosing complex diseases and developing new plant varieties and animal strains. Conventional genomic analysis technologies are effective in the discovery stage of product development, where scientists often seek to analyze thousands to hundreds of thousands of genomic markers per sample across relatively few samples. However, such technologies are cumbersome and expensive in the validation and commercialization stages, where far fewer genomic markers are analyzed across many more samples.

Our OpenArray system expands the capabilities of a biochemical assay called the polymerase chain reaction, or PCR, which is the most widely adopted method in molecular biology for detecting and measuring DNA and RNA. The OpenArray system allows scientists to conduct between 2,304 and 3,072 independent PCR analyses, depending on the sample configuration, simultaneously on up to 144 samples in a thin metal plate the size of a microscope slide, producing data much more rapidly than competing products. The unique capabilities of our OpenArray system, including its high throughput of simultaneous independent analyses, flexible configuration, low reaction volume and ease of use, make otherwise impractical larger-scale genomic experiments relatively simple and affordable.

Our OpenArray system can perform a wide variety of genomic analyses, including: genotyping, which involves determining the presence of certain known gene sequence variations; gene expression analysis, which involves determining the amount of RNA being made from different genes; and target sequence detection, which involves detecting the presence of a specific sequence, such as one from a virus or bacterium. Our OpenArray customers include biopharmaceutical and agricultural companies, academic researchers, hospitals and government labs engaged in translating genomic discoveries into new applications and products, which is known as translational research. For these customers, our OpenArray system enables analyses involving hundreds of genes across thousands of samples. As such, it complements other genomic analysis tools, such as DNA arrays and DNA sequencers, which are useful for genome-wide analyses on smaller numbers of samples for genomic discovery research, but are less flexible and cost-effective for analyses involving hundreds to thousands of samples.

Scientists currently use our OpenArray system to study the role of different genes or variations in the same gene in the development of cancer, diabetes, neurological disorders and other complex diseases, for molecular diagnostic applications such as blood typing and the detection and identification of infectious agents, and for the development of new plant varieties. We intend to expand the application of our OpenArray technology within the rapidly growing market for molecular diagnostics based on genomic analyses. We believe that our OpenArray technology can effectively serve the needs of the molecular diagnostic market for rapid, accurate and cost-effective analysis of multiple genetic markers in a single sample, and for consolidation of multiple molecular diagnostic tests onto a single, user-friendly instrument platform.

We launched our first OpenArray products in 2005, and to date, we have built a customer base of 47 academic, medical and commercial laboratories. In November 2007, we entered into a collaboration agreement with the Applied Biosystems Group of the Applera Corporation, or Applied Biosystems, to market our OpenArray products for genotyping. This agreement enables us to leverage Applied Biosystems’ extensive sales, marketing, distribution and customer support capabilities. We have retained the right to independently market our OpenArray products for gene expression analysis, subject to rights of negotiation and first refusal held by Applied Biosystems to obtain exclusive rights in the gene expression field.

We developed the OpenArray platform at BioTrove based on concepts originated by our founders at the Massachusetts Institute of Technology, or MIT. We own or exclusively license a total of eight U.S. and eight international issued or allowed patents relating to our OpenArray technology.

RapidFire

Our RapidFire business targets unmet needs within the market for drug-discovery instruments and supplies, which was $2.9 billion in 2005 according to SDI. In order to develop a new drug, biopharmaceutical companies often use high-throughput screening to test tens of thousands of chemical compounds in laboratory studies to find compounds that can interact with a chosen drug target. The goal of high-throughput screening is to quickly and accurately identify the most promising new compounds for further optimization and development in animal studies and clinical trials.

Mass spectrometry, which identifies a chemical compound by very accurately measuring its molecular weight, has greater accuracy than competing methods in detecting and revealing the functional activity of compounds. Moreover, mass spectrometry can overcome many of the limitations of other high-throughput screening technologies for the approximately 20% of drug targets that are intractable to analysis by these methods. However, the application of mass spectrometry to high-throughput screening has been limited by the need for slow and cumbersome methods of sample preparation, which remove salts, proteins and other substances from the test sample that can interfere with the operation and accuracy of the mass spectrometer.

Our RapidFire system is approximately ten times faster than other mass spectrometry sample preparation technologies, thus enabling biopharmaceutical companies to use mass spectrometry for high-throughput screening. This allows our customers to screen compounds against drug targets that previously have been intractable to screening due to the limitations of other testing techniques, and may lead to the discovery of important new drugs, particularly in areas where intractable targets are common, such as diabetes, obesity and other metabolic diseases. We offer RapidFire to customers as an assay development and screening service and also sell instrument systems. Because of the benefits of our system, 11 of the 15 largest biopharmaceutical companies based on global sales have become customers for our RapidFire instruments and/or services. In addition to high-throughput screening, some of our customers have begun to use the RapidFire system for an important aspect of lead optimization, rapidly determining whether a lead compound might have unfavorable interactions with other drugs. Our research includes efforts to expand the application of RapidFire technology to other aspects of lead optimization, such as absorption, distribution, metabolism, excretion and toxicology, or ADMET, profiling.

We first offered RapidFire as an assay development and screening service in 2004 and began marketing RapidFire products in 2006. To date, we have built a customer base of 21 biopharmaceutical companies for our RapidFire products and services. In October 2007, we entered into a non-exclusive global co-marketing agreement with Agilent Technologies, Inc., or Agilent, to co-market our RapidFire high-throughput sample preparation system with Agilent’s latest mass spectrometer. In June 2008, we entered into a non-exclusive reseller agreement with Applied Biosystems under which we have the right in the United States and Canada to market, promote and resell, in connection with our RapidFire System, Applied Biosystems’ high-performance mass spectrometers.

We initially developed the RapidFire technology in collaboration with Pfizer’s Research Technology Center in Cambridge, Massachusetts and delivered the first-generation RapidFire system to Pfizer’s Cambridge site in 2003. We own one issued U.S. patent and five pending applications in the United States and corresponding patent applications in certain foreign jurisdictions covering key aspects of our RapidFire technology.

Our Strategy

Our overall strategy is to drive widespread adoption of our products and services in life sciences research, pharmaceutical development, molecular diagnostics and other markets. Key elements of our strategy include:

•	Continuing to build our direct sales force and distribution channels. We intend to significantly expand our direct sales force in the United States and distribution channels in Europe and Asia to increase market awareness and drive adoption of our OpenArray system in the genotyping, gene expression and target sequence identification markets and our RapidFire high-throughput drug-screening products and services.

•	Forming and Leveraging Strategic Collaborations. We believe our strategic relationships with Applied Biosystems and Agilent will significantly increase market penetration of our OpenArray products in the genotyping market and our RapidFire products in the drug-screening market, respectively. We intend to form additional strategic collaborations where we can benefit from the market presence and resources of other companies to help us further penetrate the markets for our products and services.

•	Broadening and Strengthening our Genomic Analysis Product Portfolio. We will work closely with our customers to develop next-generation OpenArray instruments and consumables and new applications. In addition to our current custom-manufactured OpenArray plates, we intend to launch a range of ready-to-ship plates targeting high-growth areas of genomic analysis such as cell signaling and disease specific pathways in cancer, inflammation and other diseases. We also intend to pursue additional biologic analysis applications such as protein detection. We believe this will increase the value of our OpenArray systems and drive usage of our OpenArray plates.

•	Leveraging our OpenArray System to Address the Rapidly Growing Molecular Diagnostics Market. A number of our existing customers currently use our OpenArray system for molecular diagnostics research applications, such as blood typing, pathogen detection and monitoring genetic changes associated with cancer. We believe our OpenArray system has multiple applications in molecular diagnostics, including disease diagnosis and predictive and personalized medicine applications. As the molecular diagnostics market continues to rapidly evolve, we intend to position the OpenArray system as an ideal platform for consolidation of molecular diagnostic tests based on genomic analyses.

•	Developing Additional Applications for RapidFire. We believe our RapidFire platform has multiple applications beyond high-throughput screening for lead discovery. We intend to explore additional applications in lead optimization and secondary screening. In addition to allowing us to provide additional services to our RapidFire customers, we believe these new applications will increase our instruments sales.

•	Continuing to Build on our Technological Leadership. We will continue to strengthen our intellectual property and advance our proprietary technologies through internal research efforts, collaborations with industry leaders and strategic licensing. We may also pursue complementary technologies through acquisitions.

Our OpenArray Business

Our OpenArray system enables our customers to conduct up to 3,072 independent genomic analyses simultaneously in a thin metal plate the size of a microscope slide, producing data in hours or days rather than weeks or months, as with competing products. The unique capabilities of our OpenArray system, including its high throughput of simultaneous independent analyses, flexible configuration, low reaction volume and ease of use, make otherwise impractical larger-scale genomic experiments relatively simple and affordable. Our OpenArray system can perform a wide variety of genomic analyses, including genotyping, gene expression analysis and target sequence detection.

Background of Genomic Analyses

Nucleic acids, DNA and RNA, are molecules within cells that contain the unique blueprint of each living organism. DNA molecules make up the genes in the chromosomes of each cell and RNA molecules help carry the genetic information in the DNA to other parts of the cell where it is used for the production of specific proteins. The diversity of organisms results from the variability in their genetic content, which is determined by the sequence of four nucleotide bases that form the chemical building blocks of DNA and encode an organism’s genetic instructions. Variability can also be the result of differences in gene expression, the process by which a gene’s DNA sequence is transcribed into RNA sequences. These RNA sequences are used to specify the amino acid sequences of proteins that in turn regulate or perform most of the physiological functions of the body. The human genome is thought to include about 20,500 genes, while the genomes of some plant and animal species are even larger. As a result of the Human Genome Project and other large-scale DNA sequencing efforts, the genome sequences of humans and many other species are well characterized. Scientists now seek to understand how subtle genomic variations affect the function of genes and proteins and lead to important differences between individuals, such as their susceptibility to different diseases and their responsiveness to different therapies. Even a difference in one nucleotide base along the DNA sequence of a gene, known as a single nucleotide polymorphism, or SNP, can potentially have a profound impact. Modern life sciences research and clinical medicine rely increasingly on genomic analyses for applications such as discovering and developing new pharmaceuticals, diagnosing complex diseases and developing new plant varieties and new animal strains.

The Genomic Analysis Market Opportunity

The worldwide demand for genomic analysis instruments and supplies was approximately $4.9 billion in 2005, according to SDI. Of this total, SDI estimated that 56%, or about $2.7 billion, was spent on gene expression analysis, and 20%, or about $1.0 billion, was spent on genotyping. In a 2006 report, SDI projected that the markets for gene expression analysis and genotyping would grow approximately 8% per year from 2005 to 2010.

The genomic analysis market spans several industries, including human healthcare, agriculture, animal healthcare and environmental testing. As illustrated in the figure below, within each of these industries, the genomic analysis market extends from discovery research through validation studies to confirm, for example, that a particular gene or gene variation is involved in a trait or disease, and into development and commercialization of products. In the discovery phase, scientists often seek to analyze thousands to hundreds of thousands of genes or genomic markers per sample across entire genomes. For practical reasons, these discovery projects generally involve the analysis of relatively few samples. When candidate genes or genomic markers have been identified as potentially involved in a disease or trait of interest, scientists then seek to validate these discoveries by analyzing far fewer genes across many more samples. For example, to confirm whether variations in one or more genes are in fact responsible for susceptibility to a particular disease, scientists may look for the presence of these genetic variants among thousands of samples from patients with that disease and from unaffected individuals. Once key genes or sets of genomic markers, such as SNPs, have been validated as associated with or playing a significant role in a disease or trait, they can be incorporated in commercial analyses suitable for measuring one or a few genes across thousands to tens of thousands of samples.

Genomic Analysis Markets

Common technologies for genomic analysis include DNA sequencing, DNA arrays and PCR. DNA sequencing generally uses a series of biochemical reactions to read the sequence of a DNA molecule by using one of its strands as a template to synthesize a new complementary strand and detecting the series of nucleotide bases that make up the new strand. Although continuously improving, DNA sequencing technologies have historically been too expensive and too slow for the analysis of large numbers of genes across large numbers of samples. DNA arrays take advantage of the double-stranded, or double helix, structure of DNA in which one strand binds to, or hybridizes, with a complementary strand. Thus, an array of short pieces of single-stranded synthetic DNA, attached to a chip or a bead, can be used to capture and detect complementary DNA or RNA molecules from a sample, thereby confirming their presence in a sample. While they are able to analyze up to thousands of different DNA or RNA sequences at once, DNA arrays also suffer from high costs per sample, limited experimental flexibility and poor quantitative accuracy. PCR uses a series of biochemical reactions to make hundreds to millions of copies of a particular DNA sequence for detection, quantification or other analysis. It involves enzymes, called polymerases, which copy the DNA and short pieces of synthetic DNA, called primers, which specify the target sequence to be copied. The PCR process entails heating a sample to separate double-stranded DNA into single strands, and then cooling the sample to allow the primers to bind to their target sequences and the polymerases to synthesize a new complementary strand, thus creating a pair of double-stranded molecules. Each time this “temperature cycle” is repeated, the number of copies of the target sequence doubles, hence the name “polymerase chain reaction.”

PCR-based methods represent some of the best tools for genomic analyses, owing to their ability to identify and measure a single genetic sequence amid the thousands contained in a biological sample, like finding a needle in a haystack. To detect the presence of a specific sequence or sequence variation, such as a SNP, scientists use endpoint PCR, in which the PCR chemistry is performed for a fixed number of cycles and the results are measured at the end. For a quantitative analysis, such as the level of RNA expression, scientists use real-time PCR, in which the results are measured after each cycle of PCR chemistry to enable a more accurate calculation of the amount of a particular RNA or DNA molecule in the starting material. Since its introduction in 1986, PCR has become the most widely used method in molecular biology for detecting and measuring DNA and RNA molecules. PCR has greater sensitivity and specificity across a wider range of sample concentrations than DNA arrays. However, historically it has been cumbersome and expensive to conduct PCR assays on tens to hundreds of genomic markers across hundreds to thousands of samples, as is often required for validation, commercialization and molecular diagnostics applications. In addition, some PCR-based systems rely on a single PCR reaction to copy all the DNA or RNA molecules in a sample at once, which can introduce errors. Other systems perform mixtures of PCR reactions, called multiplexing, which requires careful method development to ensure that the different reactions work effectively in a mixture and this limits experimental and operational flexibility.

Our OpenArray Genomic Analysis System

Our OpenArray system consists of instruments and consumables for rapidly performing thousands of simultaneous, yet independent PCR-based genomic analyses on single or multiple samples. The OpenArray system allows scientists to conduct between 2,304 and 3,072 independent PCR analyses, depending on the sample configuration, simultaneously on up to 144 samples in a thin metal plate the size of a microscope slide. For both endpoint and real-time PCR applications, the costs of using the OpenArray system are substantially lower than competing PCR systems based on microwell plates. Compared with bead-based systems, the OpenArray system offers lower capital costs, competitive or lower costs per analysis and often much lower costs per sample or project.

The unique attributes of our OpenArray technology yield a combination of benefits currently unavailable with other genetic analysis platforms, including:

•	Higher Throughput. Using the OpenArray system, a single technician can perform over 98,000 endpoint PCR analyses or over 24,000 real-time PCR analyses in just one day. At this rate, a single technician can perform as many endpoint PCR analyses in a day as they could in a month with conventional PCR systems based on microplates, or as many real-time PCR analyses in a day as they could in two weeks with these competing products.

•	Faster Time to Results. The OpenArray system helps scientists get results faster than they could with other technologies. For example, we estimate that a single technician can quantify the expression of tens of genes on hundreds of samples about ten times faster with the OpenArray system than with microplates and about 30 times faster than with microarrays. This represents a particularly important advantage for experiments involving large numbers of samples.

•	Independent Analyses. Unlike competing systems that rely on multiplexing, the OpenArray system performs thousands of simultaneous but independent analyses, improving data quality and reducing the complexity of assay development.

•	Ease of Use. Our system requires minimal user training. We supply OpenArray plates preloaded with assay reagents, and researchers simply load the samples, then cycle, image and analyze the results with little change to their existing laboratory workflow. This simplifies workflow and reduces errors as the number of measurements increases and allows for standardization across different laboratories.

•	Flexible Format. Researchers have the flexibility to vary the number of genetic markers and the number of samples that are simultaneously tested to best fit the needs of their experiment. In a single OpenArray plate, a scientist can conduct up to 3,072 independent PCR analyses simultaneously in a number of different formats: from testing a single sample against 3,072 genetic markers to testing up to 144 different samples against 16 markers per sample.

•	Broad Assay Compatibility. The OpenArray platform supports several industry standard assay systems for genomic analysis, including Applied Biosystem’s TaqMan PCR chemistry, which includes over 4.5 million commercially available assays for SNP genotyping, and Invitrogen’s SYBR Green PCR, one of the simplest and most economical assay formats for quantitative measurement of gene expression.

•	Lower Capital Cost. The capital cost of the OpenArray instruments is under $100,000, which compares favorably with alternatives such as systems based on microplates, DNA arrays, microfluidics, mass spectrometry or high-throughput sequencing that may cost from $130,000 to $500,000 or more.

•	Lower Operational Cost. Each PCR analysis in an OpenArray plate requires only 33 nanoliters of sample and reagent. This conserves valuable samples and saves over 64-fold on expensive PCR reagents and over 10-fold on other assay reagents compared with the same reactions in 384-well microplates. Furthermore, the high-throughput capability, rapid turnaround and ease of use greatly decreases the labor costs for each project performed with the OpenArray system compared with the same experiment using microplates or microarrays.

Our OpenArray Technology

The unique capabilities of our OpenArray products stem from their use of a patented through-hole technology. An OpenArray plate consists of a thin metal plate perforated in a rectangular array by 3,072 small diameter holes. Each hole is 0.3 millimeters in diameter and has a volume of 33 nanoliters. The through-holes are arranged in 48 groups, each consisting of an 8 x 8 subarray of 64 holes. The subarray spacing matches that of the wells in a 384-well microplate, allowing samples to be placed onto the array with standard pipettes or our AutoLoader instrument. As a comparison, one OpenArray plate has the same analytical capacity as eight 384-well microplates.

In addition to being 3,600 times smaller than the wells of a typical 384-well microplate, which speeds up assay reactions and saves on reagents, the holes in an OpenArray plate are open at both the top and the bottom, which enables their unique passive fluid handling capability. We use proprietary processes to coat the top and bottom surfaces of the plate with polymers, making them hydrophobic. We use a different coating for the interior surfaces of the holes, making them hydrophilic and biocompatible. Because of these properties, moving a standard pipette tip across the surface of the plate fills two adjacent rows of holes simultaneously with the sample to be tested. The liquid flows into each hole by capillary action, making them self-metering, and is held in place by surface tension. The hydrophobic surface prevents cross-contamination between the through-holes, which can occur between the wells of a conventional microwell plate. These properties also allow for use of the OpenArray plates in applications beyond PCR. We supply OpenArray plates to our customers pre-loaded with the short strands of DNA, called PCR primers or PCR probes, necessary for their particular experiment. We can generally deliver custom-configured plates within a week from receipt of the required reagents. We believe the capacity and flexibility of the OpenArray plates greatly improves the speed at which our customers can get answers to their research questions.

Our OpenArray instruments consist of the following:

•	the AutoLoader instrument for loading samples onto OpenArray plates;

•	the NT Cycler, which performs both thermal cycling and imaging and can be used for either real-time PCR or endpoint PCR applications; and

•	the NT Imager, which images OpenArray plates for applications using endpoint PCR.

The customer loads their samples onto the OpenArray plate by transferring liquid from individual microplate wells to subarrays of the OpenArray plate using our AutoLoader instrument. After loading the samples, the user seals OpenArray plates in a glass cassette. Depending on the application, the customer will run the PCR chemistry on the applicable instruments, as described below, and the resulting data are processed and displayed in software provided by us. The user can also export the data to a database and use third party software for further analysis.

Our OpenArray Products

Our OpenArray business generates revenue both from initial sales of our OpenArray instruments and from ongoing sales of the OpenArray plates required for each genomic analysis.

As noted above, we currently sell three OpenArray instruments: (1) the AutoLoader instrument; (2) the NT Cycler; and (3) the NT Imager. A customer who intends to use our system for only real-time PCR or for both real-time and endpoint PCR would purchase an AutoLoader and an NT Cycler. If a customer only intends to use their OpenArray system for endpoint PCR applications, they would purchase an AutoLoader and an NT Imager from us and a standard flat-block thermal cycler from another vendor. However, most of our customers currently elect to purchase our NT Cycler instrument, which gives them the flexibility to perform both endpoint PCR and real-time PCR applications. Since we launched our first OpenArray products in 2005, we have built a base of 47 customers, including academic, medical and commercial laboratories.

We currently offer OpenArray plates for the following three types of analyses:

•	SNP Genotyping. We designed the OpenArray SNP genotyping plate for acquisition of high quality data with the TaqMan PCR assay from hundreds to thousands of samples in a workflow that is simple and readily adapted to a standard laboratory. We supply the OpenArray plates pre-loaded with the customer’s TaqMan SNP genotyping assays. The customer mixes their samples with the other PCR reagents and loads the mixture onto multiple OpenArray plates with the AutoLoader, cycles them on a standard flat-block thermal cycler, and then reads the OpenArray plates on the NT Imager to determine each sample’s genotype. For a modest capital outlay, the OpenArray system gives our customers a sample handling capacity far exceeding competing systems with a competitive price per genotype. On a single OpenArray plate, researchers have the flexibility to genotype up to 144 samples against 16 SNPs down to one sample against 3,072 SNPs. The OpenArray system’s simple workflow increases lab productivity and is readily scalable for genotyping more samples without resorting to expensive robotics.

Our customers use OpenArray SNP genotyping for a variety of applications. For example, scientists at Johns Hopkins University have used OpenArray SNP genotyping to determine the role of variations in a particular gene in the development of cardiovascular disease. Investigators at the UC-Davis School of Medicine uses OpenArray SNP genotyping to enable population genetics studies, which may involve the analysis of hundreds of SNPs across thousands of patient samples. Researchers at Children’s National Medical Center use OpenArray SNP genotyping to perform SNP association studies for many childhood disorders. The agricultural company Syngenta uses OpenArray SNP genotyping to more efficiently select plants with improved traits and to monitor the genomic integrity of its established lines. The U.S. Centers for Disease Control has used OpenArray SNP genotyping to identify the strain and source of microbial contamination in food products. SNP genotyping was the first application we commercialized and OpenArray plates used for genotyping represent the vast majority of our current OpenArray plate sales volume.

•	Expression Analysis. Our OpenArray gene expression analysis or Real-Time qPCR plate uses quantitative real-time SYBR Green PCR to determine the exact number of messenger RNA or DNA copies in a sample, across a wide range of concentrations and with the high sensitivity and specificity needed for complex biological studies. We supply the OpenArray plates pre-loaded with the SYBR Green assay components and the gene-specific primers necessary to detect expression of standard sets of genes. We also can supply OpenArray plates loaded with primers for gene sets selected by the customer. As with the other applications, the customer mixes their samples with the other PCR reagents and loads the mixture onto one or more OpenArray plates with the AutoLoader. The customer then processes the arrays in the NT Cycler to measure the expression level of each targeted gene in the sample. With a capital outlay of less than $100,000, our customers can have a highly scalable system to meet their growing needs for rapid and flexible gene expression analysis in a bench-top instrument with a price per measurement competitive with or superior to alternative systems.

Our customers use OpenArray gene expression analyses for a variety of applications. Scientists at Harvard Medical School are using OpenArray gene expression analyses in an effort to determine the changes in gene expression that trigger the ability of adult stem cells to differentiate into different types of tissues. Researchers at Michigan State University are using OpenArray gene expression analyses to evaluate the abundance of bacterial and viral contaminants in water effluent. Researchers at Brigham and Women’s Hospital are using OpenArray gene expression analyses to facilitate a novel approach to detecting pathogens-monitoring the body’s immune response at a cellular level by detecting the expression of immune-related genes. Researchers at OncoMethylome Sciences in Belgium are using OpenArray gene expression analyses to evaluate the role that a chemical modification of DNA called methylation plays in various cancers. Approximately 17 of our 47 OpenArray customers use their OpenArray systems for gene expression analysis. Although this application currently represents a small percentage of our total OpenArray plate volume, we expect gene expression analysis and other quantitative real-time PCR applications to generate a substantial portion of our future OpenArray product sales.

•	Target Sequence Detection. Our target sequence detection product is identical to our SNP genotyping product in workflow, except it allows sequence-specific detection with endpoint TaqMan or SYBR Green PCR from hundreds to thousands of samples in a system that is simple to use and readily adapted to a standard laboratory. One of the primary applications of this product is for pathogen detection and identification, and with the SYBR Green PCR chemistry, customers can confirm amplification of the specific targeted sequence using a technique called thermal dissociation analysis.

Charles River Laboratories, a leading supplier of animals for laboratory research, uses OpenArray target sequence detection to monitor its animals for pathogens, taking advantage of the technology’s ability to detect as little as a single copy of a virus or bacterium in a sample. While this application currently represents a very small part of our OpenArray plate volume, we believe the success of our customers using this application demonstrates the utility of our OpenArray technology for molecular diagnostics, a potentially much larger market opportunity.

New Applications and Molecular Diagnostics

We intend to expand the market opportunity for our OpenArray technology by developing additional applications and products. Our plans include both new products for our current market in life sciences research and development, as well as new products focused on the rapidly growing market for molecular diagnostics. Moreover, we believe that we can exploit the unique properties of our OpenArray technology for applications beyond genomic analysis, for example by developing OpenArray products to analyze both genomic materials and proteins.

OpenArray Plates with Fixed Content.  Most of our current OpenArray plate sales represent custom orders, for which each customer specifies which assays they want loaded into each plate. While this gives the customer great flexibility in their use of the OpenArray system, it requires them to design their own experiments and to make certain minimum purchases of each plate configuration. To address new opportunities, we recently began marketing OpenArray plates with fixed content based on areas of high interest to our customers. Our first two fixed content products are: (1) the OpenArray Human Kinome Kit, which measures the expression of 801 genes for cell-signaling enzymes called protein kinases and related proteins; and (2) the OpenArray Human Housekeeping Kit, which measures the expression of 18 so-called housekeeping genes that are active in every cell and used as a basis of comparison for measuring the expression levels of other genes. We intend to develop and launch additional fixed content OpenArray products for applications such as studying cancer, inflammation, cardiovascular disease, autoimmune disease and neurological pathways. While we do not expect fixed content OpenArray plates to replace our custom business, we believe that these products will help to increase our overall sales and improve our manufacturing margins.

Potential Future Applications and Products.  We have conducted proof of principle studies and filed patent applications for a number of potential additional applications of the OpenArray platform. One promising application, called immuno-PCR, combines an immunoassay, in which an antibody is used to detect a protein, with a DNA label that is analyzed by PCR, greatly increasing the overall sensitivity of the assay. We have demonstrated the ability to perform simple homogeneous assays with the OpenArray system for high-throughput screening applications in pharmaceutical drug discovery. We have shown that non-homogeneous assays, such as the common immunoassay format known as ELISAs, may be performed by immobilizing proteins inside the through-hole and utilizing the flow-through capability for rapid and simple washing steps. This opens the possibility of developing protein microarray products or products for high-throughput screening of small molecule compound libraries. For applications in early stage pharmaceutical discovery or new biomaterials discovery, we have shown the ability to perform combinatorial chemical syntheses in the OpenArray plate. We have also configured OpenArray plates for high density storage and rapid, random access of material libraries such as small molecule pharmaceutical compounds or different cell lines. And we have demonstrated the ability to culture and analyze live yeast, bacteria and mammalian cells in OpenArray plates.

Molecular Diagnostic Applications.  As an increasing number of tests based on genomic analysis move from research through clinical trials and into commercial clinical application we believe that our OpenArray platform will have a substantial market opportunity in molecular diagnostics. Indeed, some of our customers already use our current OpenArray system for molecular diagnostic research applications, such as analyzing genetic changes associated with cancer and determining rare blood types by DNA analysis. We intend to invest in the development of new OpenArray instruments and products tailored to the specific needs of laboratories performing molecular diagnostic assays. For a more complete description of the application of our OpenArray technologies to molecular diagnostic applications, see “—Molecular Diagnostics Opportunity” below.

Our RapidFire Business

Our RapidFire products and services enable our biopharmaceutical customers to screen potential new drugs against novel targets for important diseases such as diabetes, obesity and other metabolic disorders. Our RapidFire system harnesses the inherent speed and superior analytical capabilities of mass spectrometry by automatically preparing samples and feeding them into the mass spectrometer at speeds that are approximately ten times faster than other methods of sample preparation. This makes it possible to conduct high-throughput screening using mass spectrometry for intractable drug targets, which are potentially high-value drug targets that conventional high-throughput screening methods are unable to detect and measure. Our RapidFire system also enables the use of mass spectrometry to more rapidly analyze important properties of potential drug candidates, such as their potential for drug-drug interactions.

Background of High-Throughput Screening

In order to develop a new drug, biopharmaceutical companies often use high-throughput screening. This involves testing tens of thousands of chemical compounds in laboratory studies to find those few that have the desired properties. Scientists seek compounds that can interact with a chosen target, such as an enzyme or a receptor, while avoiding unwanted side effects. The goal of high-throughput screening is to quickly identify the most promising new compounds for further optimization and development in animal studies and clinical trials.

To set up a high-throughput screen, scientists must develop a reliable, rapid and cost-effective assay to determine whether a test compound has had the desired effect on its intended biological target, such as blocking or activating a receptor, or inhibiting or enhancing the activity of an enzyme. Commonly used assay methods include optical, radiometric, affinity-based and indirect assays. An optical assay allows detection by attaching to one of the assay components, or labeling it with, a chemical that changes color or emits a fluorescent light when the test compound binds to the target receptor or is processed by the target enzyme. A radiometric assay works similarly, but uses a radioactive label. An affinity-based assay uses one or more antibodies to detect molecules involved in receptor binding or enzyme activity. An indirect assay measures the quantity of some secondary molecule that is produced or consumed when the target enzyme or receptor is activated. While one or more of these methods may work well for most targets, each has limitations. With optical assays, the colored or fluorescently labeled molecules may not perform exactly like their unlabelled counterparts and test compounds may have natural color or fluorescence that interferes with the assay. Radiometric assays require handling of radioactive materials, which can be cumbersome and expensive. Affinity-based assays may also be expensive, and can suffer from cross-reactivity with molecules other than the intended target and limited dynamic range. Indirect assays can yield false positives or false negatives if the test compound affects the quantity of the secondary molecule through some pathway other than the desired target, or if the test compound inhibits the measurement of the secondary molecule. Because of these limitations, industry sources estimate that approximately 20% of drug targets prove intractable to analysis by any of these methods.

The Market Opportunity for High-Throughput Screening

According to SDI, the worldwide demand for instruments and supplies used in drug discovery was approximately $2.9 billion in 2005. Of this total, SDI estimates that 45%, or $1.3 billion, was spent on primary screening to discover new lead compounds, and 38%, or $1.1 billion, was spent on secondary screening of compounds. The remaining 17%, or $0.5 billion, was spent on instruments and supplies for compound synthesis. SDI expects the drug discovery market to grow at about 7% annually from 2005 through 2010.

In October 2007, we commissioned an analysis in which it was estimated that biopharmaceutical companies currently analyze over one billion assay wells annually in primary and secondary high-throughput screens. Of this total, it was estimated that approximately 80% represents screening of tractable targets. This focus on tractable targets makes most drug-discovery projects highly competitive with those of other biopharmaceutical companies. If it were more practical to do so, we believe many companies would prefer to devote more of their screening efforts to intractable targets, which, owing to their novelty, may have greater potential to result in medical and commercial breakthroughs. Based on interviews with scientists at leading biopharmaceutical companies, the party conducting the analysis concluded that about 20% of potential drug targets are considered intractable. Such targets occur in many areas, but represent a particular problem in drug discovery for obesity, diabetes and other metabolic diseases.

As noted above, a drug target may prove intractable for the assay methods commonly used in high-throughput screening for a variety of reasons. As an alternative, mass spectrometry, which identifies a chemical compound by very accurately measuring its molecular weight, or mass, can be used to detect and quantify molecules in an assay without the need for optical or radioactive labels, antibodies or indirect measurements, thus overcoming many of the problems associated with the use of current high-throughput screening technologies. However, the application of mass spectrometry to high-throughput screening has been limited by the need for slow and cumbersome methods of sample preparation, which remove salts, proteins and other substances in an assay sample that can interfere with the operation and accuracy of the mass spectrometer.

One method to prepare samples for mass spectrometry is called high performance liquid chromatography, or HPLC, which can separate a mixture of substances in a solution by passing it through a tube, or column, filled with small particles. Depending on the properties of the solution and the particles, some substances move more quickly through the column and thus separate from other substances that move more slowly. While effective, HPLC requires from one to five minutes to prepare each sample. Another method of sample preparation is called solid phase extraction, or SPE, which works by binding substances in a sample to the surface of particles inside an SPE column or cartridge and then extracting them with a solvent. Conventional SPE is difficult and expensive and does not feed samples directly to the mass spectrometer. A specialized type of mass spectrometry called Matrix-Assisted Laser Desorption Ionization, or MALDI, can analyze a sample every three to four seconds. However, the samples must first be purified, in a manner similar to that required for other types of mass spectrometry. The purified samples must then be mixed with a chemical called a matrix, spotted onto a solid surface and allowed to dry. Finally, a laser ionizes substances in the sample spot and these ions flow directly into the instrument. Thus, while the final analysis step of a MALDI system is fast, the sample preparation stage is slow and cumbersome and requires significant additional effort and expense to automate.

Our RapidFire System

Our RapidFire system, consisting of a high-speed, automated sample preparation system for mass spectrometry and proprietary consumables, enables biopharmaceutical companies to use mass spectrometry for high-throughput screening. The RapidFire instrument draws samples directly from standard 96- or 384-well assay microplates. A proprietary SPE cartridge separates small chemical compounds from salts, proteins and other substances that would interfere with the mass spectrometry. The instrument then automatically delivers the purified sample to the mass spectrometer. Unlike competing SPE methods, which run as a separate process, the RapidFire system feeds samples directly to the mass spectrometer every six to eight seconds, simplifying workflows and keeping pace with the inherent high-throughput capability of mass spectrometry.

Advantages of our RapidFire system include:

•	Screening of Previously Intractable Targets. The RapidFire system harnesses the ability of mass spectrometry to analyze assays of otherwise intractable targets by eliminating the bottleneck of competing mass spectrometry sample preparation methods. This enables high-throughput screening of novel targets for important diseases such as diabetes and obesity.

•	Higher Throughput. The RapidFire system runs approximately ten times faster than competing methods of sample preparation for mass spectrometry, enabling continuous analysis of samples drawn directly from assay plates at a rate of about six to eight seconds per sample. This makes it practical to screen the thousands of compounds in a typical small-molecule compound library using mass spectrometry.

•	More Rapid Assay Development. The RapidFire system eliminates the need to develop and validate optical, isotopic or indirect assays or to generate antibodies for affinity-based assays.

•	Higher Quality Data. The RapidFire system enables the direct quantification of target molecules, and therefore produces fewer false positive or negative results than alternative methods.

•	Improved Screening Results. By eliminating the use of labeled assay components and minimizing measurement interference from test compounds, we believe that screening with the RapidFire system can identify more biologically relevant hits and lead compounds.

Our RapidFire Technology

Our RapidFire technology enables high-throughput, label-free analysis of pharmaceutical compounds by mass spectrometry. The RapidFire sample preparation system interfaces directly with most commercially available mass spectrometers. The RapidFire system accepts assay samples prepared and stored in standard 96- or 384-well microplates. The system eliminates the need for any up-front sample preparation or purification. Thus, drug-discovery scientists can design and optimize biological assays using a wide range of buffers, salts, detergents and other compounds that would otherwise interfere with mass spectrometry. With a sustained throughput of around six to eight seconds per sample, the RapidFire system enables a mass spectrometer to fully analyze a 384-well microplate in around 40 to 50 minutes, and can process up to 12 plates in an eight-hour shift.

We initially developed the RapidFire technology in collaboration with scientists at Pfizer’s Research Technology Center in Cambridge, Massachusetts and delivered the first-generation RapidFire system to Pfizer’s Cambridge site in 2003.

Our RapidFire Products and Services

To date, we have offered RapidFire to customers primarily as a service. For our service customers, we provide both assay development and screening. Once the customer selects a target, we develop and optimize a proprietary mass spectrometric assay using RapidFire. We then perform primary screening of compound libraries supplied by the customer and if desired, secondary screening, which further analyzes the properties of the initial “hits” resulting from the primary screen. We have also sold instrument systems, and we expect the number of system placements to increase as a result of the co-marketing with Agilent and the reseller agreement with Applied Biosystems. Customers who have purchased RapidFire instruments from us often continue to rely on us for assay development services.

The RapidFire system has applications across the spectrum of drug discovery and development. Since we began marketing RapidFire in 2006, 11 of the 15 largest biopharmaceutical companies based on global sales have become our customers and use RapidFire for drug discovery, lead optimization and preclinical development. A draft guidance document issued by the FDA in September 2006 recommends the use of in vitro assays early in drug development to test new compounds for potential drug-drug interactions. The recommended assays can best be performed using mass spectrometry and our RapidFire system makes such testing possible on a larger number of compounds at an earlier stage in development.

Our work with the Schering Plough Research Institute, or SPRI, provides a good example of the potential benefits of using the RapidFire system for high-throughput screening. Together with SPRI, we developed a mass spectrometric assay for a bacterial enzyme target that had previously proven difficult to screen with conventional methods. We screened over 230,000 assay wells using the RapidFire system and retested approximately 500 hits from the initial screen. As a result, SPRI has filed three patent applications describing these compounds and their potential uses as treatments for microbial diseases and inflammatory disorders.

New RapidFire Applications

We intend to drive future growth of our RapidFire business in part by expanding the capabilities of the instrument and by developing additional applications. We are developing enhancements to the instrument that will enable the user to make kinetic measurements, which are measurements of an assay over time. In addition, we are exploring a version of the instrument that will enable preparation of samples using more than one type of purification step. To increase the use of RapidFire for secondary screening and compound optimization, we are developing new types of assays. For example, we have been increasing the number of assays available for measuring potential drug-drug interactions, and we intend to develop a full line of assays for in vitro measurement of drug properties involved in absorption, distribution, metabolism and excretion, also called ADME testing. We also plan assays designed to test compounds for potential side effects caused by lack of target specificity or interaction with known mechanisms of drug toxicity. We believe that these initiatives will broaden the universe of potential customers for our RapidFire products and services and will allow us to generate additional sales to our existing customers.

Molecular Diagnostics Opportunity

We believe that our OpenArray platform offers numerous advantages for developing and conducting molecular diagnostic tests based on genomic analyses. A number of our existing customers currently use their OpenArray systems for molecular diagnostics research applications, such as blood typing, pathogen detection and monitoring genetic changes associated with cancer. In addition, we are investing in the development of new products tailored to the specific needs of clinical and hospital laboratories for a system that can analyze multiple genomic markers on a single sample and can consolidate multiple genomic tests onto a single instrument platform.

Molecular Diagnostics Market

The worldwide market for in vitro diagnostics, or tests on human and other samples conducted outside the body, was over $32 billion in 2006, according to Standard & Poor’s. Within this total, the fastest growing segment is molecular diagnostics, mainly tests based on genomic analyses of DNA or RNA. According to Standard & Poor’s, this segment had global sales of $2.6 billion in 2006, and is expected to grow 13% to 15% annually through 2009 as additional new genomic tests reach the market.

An aging population and increasing health care costs are factors driving the interest in molecular diagnostics as a low cost means for improving healthcare decision making and disease management to reduce overall healthcare costs. According to Frost and Sullivan, a market research firm, in vitro diagnostics account for only 2% of total healthcare costs and affect over 80% of healthcare decisions. Genomic research continues to uncover the roles of different genes and genetic variations in health and disease, and this continually broadens the number of potential molecular diagnostic assays, especially those for age-related diseases such as Alzheimer’s, cancer and diabetes, and those for improving therapeutic efficacy of existing or new pharmaceutical drugs.

One promise of many new molecular diagnostic tests is their potential application to personalized medicine, which uses information from a patient’s genotype and other individual data to establish a patient-specific therapeutic, prognostic or preventative treatment plan. Furthermore, the complexity of disease and its diagnosis has resulted in the need for multiple molecular tests for increased diagnostic precision and accuracy. A recent example is Genomic Health’s Oncotype DX, a 21-gene panel that predicts the likelihood of breast cancer recurrence and assesses the benefit from chemotherapy. Other factors stimulating the need for new molecular diagnostics are the needs for tests that are low cost, easy to use by lower skilled labor and that generate an accurate and reliable diagnostic answer with a fast turnaround time. In addition, the limited space in many diagnostic laboratories constrains instrument size and generates demand for a broad test menu on a single platform.

Current molecular diagnostic products for genomic analysis rely on technologies similar to those used in genomic research. These include PCR-based assays performed in tubes or microwell plates, DNA arrays on chips or beads, and automated DNA sequencing systems. Common disadvantages of the currently available systems include low throughput, high costs when analyzing multiple genomic markers, and complex workflows that require specialized training. Notably, there are no FDA-approved products for quantitative measurement of gene expression, although some companies offer diagnostic testing services based on gene expression measurements.

Expected Advantages of OpenArray Technology for Molecular Diagnostics

We believe that our OpenArray platform potentially offers several important advantages for molecular diagnostics:

•	Enables PCR Analysis of Multiple Genomic Biomarkers. Our OpenArray platform enables the use of PCR, an established and well-validated method, for analysis of multiple genetic markers simultaneously on one or more samples. We believe this will enable new biomarkers to move rapidly from discovery research into clinical medicine, and will allow flexibility to add new markers to improve upon existing tests.

•	Independent Analyses. Each PCR measurement occurs in a separate well of the OpenArray plate, which improves data quality and reduces assay development complexity compared to systems that rely on multiplexing to achieve high throughput.

•	Consolidates Multiple Tests On a Single Platform. The flexibility of our OpenArray technology will allow a single instrument system to perform multiple molecular diagnostic tests.

•	Simple, Rapid and Cost Effective. Our OpenArray technology is inherently easy to use, as the operator simply adds samples to OpenArray plates pre-loaded with the required assays. The OpenArray system generates results quickly, and with low capital and operating costs. In addition, the system’s minimal technical requirements and small footprint should require little use of scarce resources such as staff time and laboratory space.

Developing OpenArray Platform Capabilities for Molecular Diagnostics Markets

We believe that the molecular diagnostics segment of the genomics analysis market constitutes a significant opportunity for our OpenArray technology platform. To improve the treatment of cancer, for example, many researchers are working on new therapies targeted to the specific molecular makeup of a patient’s tumor. Both the development and clinical use of such targeted therapies will require new tests to more accurately diagnose a patient’s condition, predict the likely course of their disease and guide the selection of therapies. We believe that the trend toward personalized medicine for cancer and many other diseases will create a rapidly expanding need for improved molecular diagnostics, and that our OpenArray technology is well suited to meet this need.

We are currently working on next-generation OpenArray instruments and consumables to address this fast-growing market. Our plans to configure the OpenArray platform to the specifications required for molecular diagnostics include:

•	reducing the instrument footprint to accommodate limited lab space;

•	shortening the cycle time to less than two hours;

•	further simplifying the workflow of the testing to reduce hands-on personnel time using the system;

•	making sample handling and loading even simpler and more robust;

•	improving data flow by enabling the instrument to communicate test results with standard information systems found in a clinical laboratory; and

•	developing OpenArray plates with the specific genomic assays required for particular applications.

As part of our development of the OpenArray technology for molecular diagnostics, we may elect to file a 510(k) application seeking FDA clearance to market our current or future OpenArray instruments for use in molecular diagnostic applications. We might also elect to offer molecular diagnostic services, or to develop and seek FDA approval for diagnostic products, based on OpenArray technology. See “—Government Regulation” below for a more detailed discussion of the regulatory approvals that may be required for certain molecular diagnostic applications.

Molecular Diagnostics Market Development Strategy

We intend to follow a translational research strategy to develop molecular diagnostics applications for our OpenArray platform. We believe that an increasing number of molecular diagnostic tests will be based on newly discovered panels of genetic and genomic biomarkers. By including multiple biomarkers, we believe these tests will be more informative and clinically useful than those based on one or only a few biomarkers. Because of its unique ability to efficiently analyze multiple genomic biomarkers across large numbers of samples, some of our customers are already using our OpenArray system for translational research projects involving biomarker discovery, development and validation. Other customers are making use of our OpenArray system’s ability to precisely detect and accurately measure the presence of pathogens in clinical samples. We intend to focus our sales and marketing efforts on achieving additional OpenArray system placements in leading laboratories engaged in these activities with a focus on identifying and exploiting beachhead clinical applications enabled by the current and planned systems’ attributes. We may also form collaborations with such laboratories to gain access to commercial rights for molecular diagnostic applications of these discoveries.

Potential Beachhead Clinical Applications

In addition to positioning our OpenArray technology as the platform of choice for translational research in biomarker development and validation, we are identifying potential beachhead applications that may enable early commercialization of OpenArray products for molecular diagnostics. In general, these represent applications where the value of analyzing specific genomic sequences by PCR has already been established, but where commercial utilization remains limited by the cost and complexity of conventional microwell PCR and by the limitations of conventional multiplexing. There are potential opportunities for CLIA-certified clinical laboratories to develop, validate and perform laboratory developed tests using our existing OpenArray instruments and assay-specific reagents. For example, researchers have shown that PCR analysis can enable screening of donor populations to identify all clinically relevant blood groups and to provide a blood group genotype for patients, especially in the case of rare blood types, to enable accurate donor-recipient matching and reduce transfusion error. A possible future application is to increase the detection of additional pathogens for which donated blood is not currently screened. Both of these applications have the potential to make donated blood safer for recipients, but they have not been cost-effective using conventional PCR. The detection and identification of pathogens in other settings offers another potential beachhead application. Importantly, some of our customers have already demonstrated the feasibility of determining the identity and source of pathogenic bacteria in a number of applications, including: the U.S. Centers for Disease Control for detection of pathogenic bacteria in food supplies; Charles River Laboratories for detection of non-human pathogens in mouse samples; Michigan State University for detection of bacterial and viral contaminants in water effluent; and Health Canada with the development of panels of PCR assays for simultaneous quantification of multiple pathogens, such as those responsible for respiratory infection, in human samples.

Collaborations

Collaboration Agreement with Applied Biosystems

In November 2007, we entered into an Intellectual Property License, Collaboration and Supply Agreement with Applied Biosystems for the development and commercialization of OpenArray products, including plates loaded with Applied Biosystems’ TaqMan assays for genotyping, and associated instruments and components. Under the terms of the collaboration, we are obligated to collaborate exclusively with Applied Biosystems in the field of genotyping, and are not to grant licenses in our intellectual property to third parties in that field.

We expect to derive several important benefits from our collaboration with Applied Biosystems. We believe that the agreement provides significant validation for our OpenArray technology. Moreover, we expect the support of Applied Biosystems and approximately 150 of its sales representatives to enable us to achieve wider and faster adoption of our OpenArray genotyping products in more markets than we could achieve on our own. We also anticipate a substantial opportunity to cross-sell our OpenArray products for gene expression analysis and other applications of real-time PCR to customers identified in collaboration with Applied Biosystems. In addition, the cross-licensing and supply arrangements within the agreement will make it easier for customers to order OpenArray products containing Applied Biosystems assay reagents. Finally, we expect to achieve important operational benefits through increased scale economies in our manufacturing facility and improved ability to devote our resources and capital to investments in other OpenArray markets, including molecular diagnostics.

The collaboration program is divided into two phases: an early access period and a commercialization phase. The early access period commenced with the execution of the agreement, and we received a non-refundable upfront fee in connection with entering into the agreement. During the genotyping early access period, Applied Biosystems offers customers the option of having Applied Biosystems genotyping assays loaded onto OpenArray plates and to the extent required, Applied Biosystems provides assay components to us for use in the preparation and supply of such OpenArray plates for genotyping. Applied Biosystems may designate particular customers to be treated as though the commercialization phase had commenced for that customer, subject to revenue sharing and other provisions that would apply during the commercialization phase. Applied Biosystems further agrees to supply us with Applied Biosystems’ genotyping assays to be used in our internal research and development. We have the right during the early access period to make, use and sell thermal cyclers for genotyping as described in our license agreement with Applied Biosystems. See “—License Agreements—Applied Biosystems” below for a description of this license agreement. The genotyping early access period will end, and the genotyping commercialization phase commence, on Applied Biosystems’ determination that it is ready to commence distribution or sales of OpenArray plates for genotyping.

On commencement of the genotyping commercialization phase, we will supply exclusively to Applied Biosystems OpenArray products for use in genotyping. We will load OpenArray plates with Applied Biosystems genotyping assays for exclusive commercialization by Applied Biosystems in the field of genotyping. Applied Biosystems will provide us with a forecast of future orders of these OpenArray plates for genotyping. Applied Biosystems will have an exclusive license under our intellectual property to make certain readers, sample loaders, real-time thermal cyclers and array sealing devices for use in genotyping. The collaboration agreement provides that we will receive an additional non-refundable fee upon commencement of the commercialization phase.

During the first two years of the agreement, Applied Biosystems has an exclusive right of first negotiation to obtain rights for the gene expression field. After the second anniversary of the agreement, we have the right to seek other third parties to partner with in the gene expression field, provided that Applied Biosystems shall have a right of first refusal with respect to any prospective collaboration between us and any third-party in this field, and we may not enter into an agreement with a third party on terms more favorable to the third party than those offered to Applied Biosystems under the right of first refusal. The agreement further provides for our supply of certain instruments to Applied Biosystems at an established price during the commercialization phase.

We are entitled to a percentage of Applied Biosystems’ revenue realized on sale of OpenArray plates for genotyping, which percentage declines through the fourth year of the agreement and then remains fixed. We are also entitled to payment of a royalty on Applied Biosystems’ sale of reader instruments not purchased from us but covered by the intellectual property licensed to Applied Biosystems by us.

Product development activities are to be carried out pursuant to a project plan specifying the respective commitments of resources and personnel of the parties. The commitments may be modified by mutual consent. Should we provide services, OpenArray plates or instruments as a part of the collaboration beyond those established in the project plan, we will be entitled to additional consideration.

Each party will own any inventions and know how conceived solely by its employees or consultants. Inventions and know how conceived jointly by the parties will be jointly owned. Should Applied Biosystems invent, develop or create an improvement of our OpenArray products, the use of which would require a license to avoid infringing our rights, we will have a right to negotiate a non-exclusive license to that improvement. Both we and Applied Biosystems may file and own patents and patent applications covering our respective sole inventions. Patent applications on joint inventions may be filed if we and Applied Biosystems agree to jointly file them, in which case all expenses incurred in connection with the filing of joint patents are shared equally.

The collaboration agreement contains customary provisions covering the terms of our supply of OpenArray plates and instruments to Applied Biosystems. Should we fail to supply products in amounts ordered substantially in accordance with Applied Biosystems forecasts, Applied Biosystems will have certain rights in our technology to make or have made those products for the duration of the supply failure.

We and Applied Biosystems are required to indemnify one another from damages resulting from third-party claims arising out of a material breach of our respective obligations, warranties or covenants set forth in the agreement, or arising out of willful misconduct, gross negligence, or a violation of law with regard to activities conducted under the agreement. We are further obligated to indemnify Applied Biosystems for damages arising from defects or negligence in the design, development, formatting or manufacturing of products supplied to Applied Biosystems. Applied Biosystems is obliged to indemnify us for damages in certain circumstances where such damages are not caused by our failure to comply with our obligations under the agreement. We are obligated to establish and maintain general liability insurance.

The agreement has a term of seven years, and will renew automatically for successive one year periods if Applied Biosystems’ orders have met a certain percentage of forecast, if Applied Biosystems makes certain discretionary payments, or on the agreement of the parties. Applied Biosystems may terminate the agreement at any time upon 60-days’ notice. The agreement may otherwise terminate upon the occurrence of certain events, including in the discretion of a party where the other party has committed an uncured material breach. If the agreement has terminated as a result of our breach, Applied Biosystems will have certain continuing exclusive license rights to use our intellectual property to make arrays and instruments that were developed as a part of the collaboration, subject to a royalty payment. Applied Biosystems will have similar rights should the agreement expire or be terminated for convenience, except that the licensed rights will be non-exclusive.

Co-Marketing Agreement with Agilent

In October 2007, we entered into a non-exclusive Co-Marketing Agreement with Agilent Technologies under which we and Agilent agreed to develop joint marketing programs for our RapidFire system and Agilent’s 6410 Triple Quadrupole Mass Spectrometer. Our joint efforts include programs intended to facilitate mutual understanding of the advantages of our respective products amongst our sales forces, joint appearances at trade shows and joint press releases. Under the agreement, each of the parties undertakes to provide the other with certain materials and information, and may make permitted use of the other party’s trademarks. The agreement does not grant either party any agency or other right to act on the other’s behalf. The agreement has a duration of two years, and may be terminated at any time after March 1, 2008 on 30-days’ notice by either party.

We believe that this agreement will enable us to more rapidly and more thoroughly penetrate the market for our RapidFire products and services. Agilent has a sales force about 20 times the size of ours and calls on many more of the potential mass spectrometry customers within the biopharmaceutical industry, as well as on potential customers in other industries. Through its recent acquisition of Velocity 11, a provider of high-throughput-screening automation and robotics, Agilent has extended its reach in drug discovery. We have already begun to work with Agilent to plan joint marketing activities targeting this additional customer base.

Collaboration with OSI Pharmaceuticals

We entered into a Collaboration and Services Agreement with OSI Pharmaceuticals, Inc. in April of 2008 under which we will offer third parties target screening and lead discovery services. Under the agreement, we will offer customers the opportunity to have targets screened against OSI’s library of over 120,000 compounds. A project team comprised of our and OSI’s personnel will review proposed screening projects and develop plans for their implementation. OSI will prepare assay plates and we will analyze them using the RapidFire platform and the team will deliver the chemical structures of the top 50 active compounds to the customer. Customer payments will be shared by us and OSI, subject to adjustments for specialized assays. The agreement does not preclude either party from providing lead discovery or screening services to third parties outside the scope of the collaboration. The agreement has a term of two years, and may be terminated at any time after October 1, 2008 on 30-days’ notice by either party if no third party has purchased target screening or lead discovery services under the agreement.

Reseller Agreement with Applied Biosystems

In June 2008, we entered into a non-exclusive Reseller Agreement with Applied Biosystems under which we have the right in the United States and Canada to market, promote and resell, in connection with our RapidFire System, Applied Biosystems’ high-performance mass spectrometers. Included in these rights are mass spectrometers developed or manufactured by Applied Biosystems’ joint venture partner, MDS Analytical Technologies. Under the agreement we also have the right to sell Applied Biosystems repair and maintenance packages and accessories for these spectrometers. We will purchase spectrometers and services from Applied Biosystems for resale to certain end users. We will purchase accessories from Applied Biosystems at quoted prices, and have agreed to resell accessories purchased from Applied Biosystems to end users without mark-up. Our sales of the spectrometers and services will be made on Applied Biosystems’ standard terms and conditions. Under the agreement, Applied Biosystems will remain responsible for the servicing, maintenance and repair of the spectrometer. Applied Biosystems has committed to provide us with leads for prospective resales of its spectrometers in connection with the RapidFire System. Spectrometers sold under the agreement will bear Applied Biosystems trademarks, and the RapidFire System sold in connection with the spectrometers will bear our trademarks. The agreement has a duration of one year, and will automatically renew for successive one year terms unless notice of non-renewal is provided by one party to the other no less than ninety days prior to the expiration of the then-current term. After the initial one year term, either party may terminate the agreement at any time upon 90-days’ notice.

Sales and Marketing

OpenArray

We sell our OpenArray products though our direct sales force in the United States and Western Europe and through distributors in Asia Pacific and other Eastern European territories. Our North American direct sales force for OpenArray products currently consists of eight people geographically distributed around the United States. Each geographic region handles different customer mixes. The Mid-Atlantic and Mid-West primarily target government, agricultural and biopharmaceutical clients. Biopharmaceutical companies and academic researchers dominate the Northeast. Texas and the Greater Southwest emphasize agriculture and governmental customers. The West Coast has a significant concentration of biotech and academic research with several nodes of agricultural research. Our Northwest Coast and Northeastern representatives also handle their respective areas of Canada, which has a large agricultural clientele. Additionally, we have a dedicated Account Manager to service the pharmaceutical industry in the New Jersey and Pennsylvania locations. In Europe, the OpenArray sales force consists of one Director of European operations and we intend to hire additional sales and technical professionals to service the Western European companies via a direct sales force. In selected Asia and Pacific markets as well as selected Eastern European markets, we may seek to establish additional distribution agreements where we believe a partner with access to a larger sales and marketing organization may help expand the market or accelerate penetration of our OpenArray products.

Our sales strategy for OpenArray products is to target genomic analysis markets where we have the greatest leverage with our technology and the barriers to entry are the lowest. In addition to selling our own instruments, we have taken advantage of the installed equipment base for performing PCR reactions and supply OpenArray plates in a format that is compatible with existing flat block thermal cyclers. We have also developed a set of off the shelf OpenArray consumable products. We believe that this approach will decrease the cost and time required to deeply penetrate the market. We believe that this will strategically position us to expand rapidly into other related markets such as molecular diagnostics.

In addition to foreign distribution agreements, we intend to enter into collaborative marketing agreements with strategic partners that we believe are capable of accelerating the penetration of our OpenArray products into targeted market segments. In November 2007, we entered into a collaboration agreement with Applied Biosystems to market our OpenArray products for genotyping. This agreement enables us to leverage Applied Biosystems’ extensive sales, marketing, distribution and customer support capabilities, and also streamlines our ability to supply customers with OpenArray plates containing Applied Biosystems’ proprietary PCR reagents. For a more detailed description of our collaboration agreement with Applied Biosystems see “—Collaborations—Collaboration Agreement with Applied Biosystems” above.

RapidFire

We sell our RapidFire products and services to biopharmaceutical companies in the United States, Europe and Asia though our direct sales force and through our co-marketing agreement with Agilent. Our direct sales force for RapidFire products currently consists of two salespersons who have contacts with many global biopharmaceutical companies. Our sales strategy is to identify therapeutic group leaders within these companies who need a target screened and leverage this relationship through the internal high-throughput screening groups to provide the service. We have also used these relationships to gain entrance into and traction with the preclinical development groups within biopharmaceutical companies to further expand our RapidFire offerings into new areas such as in vitro metabolism and toxicology testing. In selected foreign markets, such as Europe and Asia, we have established and may in the future seek to establish additional distribution agreements where we believe a partner with access to a larger sales and marketing organization may help expand the market or accelerate penetration of our RapidFire products and services.

We plan to increase our sales force for RapidFire products in an effort to capture more downstream value in mass spectrometry-intensive in vitro metabolism and toxicology screening activities. Many biopharmaceutical companies have begun to see the value of moving these assays into earlier stages of lead discovery and utilizing the RapidFire system for those screens.

In October 2007, we entered into a global co-marketing agreement with Agilent Technologies to co-market our RapidFire high-throughput sample preparation system with Agilent’s latest mass spectrometer. The two systems together provide an integrated solution for high-throughput preparation and analysis of in vitro biological assays in pharmaceutical drug research. We also plan to collaborate with Agilent on sales and marketing campaigns to grow our RapidFire business. For a more detailed description of our co-marketing agreement with Agilent see “—Collaborations—Co-Marketing Agreement with Agilent” above.

Manufacturing

We use a combination of internal capabilities and outsourcing to manufacture our OpenArray and RapidFire products. We manufacture our OpenArray plates internally using a multi-step process that involves manufacturing the metal substrate, coating its surfaces and filling it with genomic content. We obtain sheets of the stainless steel substrate used to manufacture the plates from a single vendor with whom we have a supply agreement. We apply polymeric coatings to the surfaces of the stainless steel sheets using a proprietary process to achieve a uniform hydrophilic coating inside the through-holes and hydrophobic coating on the exterior surfaces of the sheets. Presently, we prepare batches of eight or 16 sheets for surface coating, with each sheet containing 12 plates. We expect to increase the number of sheets per batch as we gain additional experience and as customer volume increases. Before shipping OpenArray plates to customers, we fill them with the gene-specific reagents required for each particular assay, which we purchase from suppliers.

We believe that our present and planned plate manufacturing capacity is adequate to meet our needs through at least the next two years. Over time, we intend to invest in process improvements to improve efficiency and capture scale economies in manufacturing our OpenArray plates. These could include introducing additional automation and perhaps transferring some or all of the process steps to outside suppliers.

For our OpenArray and RapidFire instruments, we design the instruments internally and then order the components and subsystems from qualified vendors, most of which are local firms supplying life science and medical instrumentation companies. We then perform final assembly and testing of the instruments in house.

Our manufacturing facilities are located in nearly 10,000 square feet of space at our facilities in Woburn, Massachusetts. Approximately 7,000 square feet of this space is finished for OpenArray plate manufacturing, which includes a clean room (Class 100,000) and approximately 3,000 square feet of the space is used for instrument manufacturing. While we believe our current facilities are adequate to meet our manufacturing needs for at least the next two years, we may need to lease additional space if customer demand for our products increases faster than we currently anticipate.

Competition

Competition in technologies for genomic analysis and high-throughput sample analysis systems is intense and is expected to increase. Further, many of the technologies and applications in these fields are new and rapidly evolving. Our OpenArray products compete with other genomic analysis technologies from a range of manufacturers, including: Affymetrix, Inc., Agilent Technologies, Applied Biosystems, Bio-Rad Laboratories, Eppendorf AG, Fluidigm Corporation, Illumina, Inc., Luminex Corporation, QIAGEN N.V. and Sequenom, Inc. Our RapidFire business competes with other methods of high-throughput sample analysis from a variety of manufacturers, including: Advion’s TriVersa NanoMate system, the FlashQuant Workstation from Applied Biosystems, HPLC systems sold by Cohesive Technologies, Inc., Nanostream, Inc., Shimadzu Corporation and Waters Corporation, among others, and a capillary electrophoresis system sold by Caliper Life Sciences.

Furthermore, if we are successful in developing molecular diagnostic applications using our OpenArray technologies, we would expect to compete with technologies from a variety of other manufactures, including: Abbott Laboratories, Affymetrix, Becton Dickinson and Company, The Celera Group, Cepheid, Inc., Luminex, Roche Molecular Systems, Inc. and Third Wave Technologies, Inc.

Many of our competitors and potential competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales and distribution services organizations than we do. Many of our competitors also offer broader product lines and have greater brand recognition than we do. Moreover, our competitors may make rapid technological developments that may result in our technologies and products becoming obsolete before we recover the expenses incurred to develop them or before they generate significant revenue. Our ability to compete effectively will be dependent on a number of factors, including our ability to:

•	demonstrate to potential customers the benefits and cost effectiveness of our products and services relative to others available in the market;

•	convince customers to adopt new technologies requiring capital investments; and

•	maintain competitive pricing on our products and services relative to others available in the market.

Intellectual Property

We actively seek to protect the proprietary technologies that we consider important to our business, and we rely upon a combination of patent, trade secret, trademark and copyright laws and contractual restrictions, such as confidentiality agreements, to establish and protect our proprietary rights.

With respect to our OpenArray technology, as of August 1, 2008, we owned or exclusively licensed a total of eight U.S. and eight international issued or allowed patents. In addition, we own or license 19 pending U.S. patent applications and 39 related international applications. These patents and patent applications address certain aspects of current and contemplated future OpenArray applications and manufacturing including the use of nano-fluidics, imaging, loading, fluid mixing, liquid transfer and the culture of aerobic cells in the OpenArray system. The current issued U.S. patents expire between 2019 and 2021. Our OpenArray intellectual property portfolio includes a number of patents and patent applications that we license from third parties on an exclusive basis, including:

•	three U.S. patents and four related foreign patents as well as additional patent applications pending in the United States and in certain foreign jurisdictions related to nano-fluidics, imaging, fluid loading and mixing that we license exclusively from MIT;

•	one U.S. patent and pending U.S. patent applications and corresponding foreign applications related to through-hole technology for PCR that we license exclusively from Leland Stanford Junior University, or Stanford; and

In addition to the patents and patent applications listed above, we have non-exclusive licenses from Applied Biosystems under which we have been granted the right under certain patents owned or licensed by Applied Biosystems to: (1) manufacture, use and sell thermal cyclers solely to end users in the field of research and development, quality assurance or control, environmental testing, plant diagnostics, identity testing (other than parentage testing for humans) and forensics and (2) manufacture and sell real-time thermal cyclers and array sample holders in the life science research field, as well as to develop further real-time PCR applications for the OpenArray platform. We have a non-exclusive license in the field of research and development to certain patents owned or licensed by Applied Biosystems concerning nano-fluidic loading, transfer and imaging devices and methods and software algorithms for analyzing real-time PCR data and if certain conditions are met, we have the right to expand the field to include human in vitro diagnostics. For a more detailed description of our license agreements with MIT, Stanford and Applied Biosystems, please see “—License Agreements” below.

In order to commercialize any products cleared or approved by the FDA for molecular diagnostic applications that we may develop, we or a commercialization partner will be required to obtain a license from Roche Diagnostics Corporation for technology relating to PCR and TaqMan PCR and a license from The Celera Group of the Applera Corporation for technology relating to real-time thermal cyclers in the field of human in vitro diagnostics. Although we believe that such licenses will be available on commercially reasonable terms, we cannot assure you that we will be able to obtain the licenses on commercially reasonable terms, or at all. If we are not able to obtain the required licenses from Roche and/or Celera, and are unable to design around their patented technologies, we may be precluded from selling certain molecular diagnostic products.

We own the intellectual property related to our RapidFire technology. As of August 1, 2008, we owned one issued U.S. patent and five pending applications in the United States and corresponding patent applications in certain foreign jurisdictions covering aspects of our RapidFire technology. The issued U.S. patent expires in 2024.

The actual protection afforded by a patent varies from country to country and depends upon many factors, including the type of patent, the scope of its coverage and the availability of legal remedies in a particular country. In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements and/or invention assignment agreements with some of our commercial partners and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party.

License Agreements

The rights to certain of our patents and technologies have been acquired through license agreements with universities or other corporations. In addition to expanding our patent protection, we have also entered into exclusive and non-exclusive licenses in an attempt to ensure that we have freedom to operate within the areas of commercial interest to us. The license agreements that we consider of particular importance to our business are summarized below.

MIT

In 2001, we entered into an exclusive patent license agreement with MIT, under which we hold an exclusive worldwide license to patents and patent applications owned by MIT covering methods and apparatus for performing microassays. Our rights extend to use of licensed methods and apparatus in the storage, processing, analysis or synthesis of chemicals or materials. MIT retains certain limited rights to practice the licensed patents for noncommercial purposes.

Under the agreement, we are obligated to pay to MIT royalties on net sales of products subject to the license, which royalties may be reduced if we are obligated to pay a royalty to a third party in order to make, use or sell such products. Our exclusive rights would end, and the licensed rights become non-exclusive, if cumulative royalty and other payments to MIT fail to exceed a specified amount prior to May 2012. We pay to MIT a license maintenance fee and a percentage of certain non-royalty income received from sublicensees, or from third parties resulting from the use of licensed products in certain research efforts. As of June 30, 2008, we had paid MIT $375,000 under this license.

We are responsible for filing, prosecuting and maintaining the licensed patent rights, we bear all costs related to those activities, and we are required to cooperate with MIT in the prosecution of patent applications to ensure that such applications contain the broadest and strongest patent claims practicable. We have the right, but not the obligation, to enforce the patent rights against infringement. Should we do so, we are entitled to offset up to one half of the costs incurred in the enforcement of the patent rights against other payments due MIT.

We are obligated to indemnify MIT against any liabilities resulting from our utilization of the licensed patent rights. We are also required to maintain liability insurance during the term of the license.

Under the terms of the license, we are required to diligently pursue the development of licensed products and licensed processes, to introduce such products into commerce, and to achieve certain levels of revenue related to the licensed rights in the year ended December 31, 2010 and each year thereafter. If we fail to do so, the agreement may be terminated by MIT at its option. If not terminated earlier, the agreement will terminate upon expiration of the last to expire of the licensed patent rights, which will occur in 2019 based on the last U.S. patent issued to date.

Stanford

In 2004, we entered into an agreement with Stanford under which we hold an exclusive worldwide license to patents and patent applications owned by Stanford covering apparatus and methods for conducting multiple simultaneous micro-volume chemical and biochemical reactions in an array format.

Under the agreement, we are obligated to pay to Stanford royalties on net sales of products subject to the license, which royalties may be reduced if we are obligated to pay a royalty to a third party in order to make, use or sell such products, subject to a maximum reduction. We also pay to Stanford a license maintenance fee which may be credited against royalties, and a percentage of certain non-royalty income received from sublicensees. As of June 30, 2008, we had paid Stanford $65,000 under this license.

We are responsible for filing, prosecuting and maintaining the licensed patent rights and we bear all costs related to those activities. We have the right, but not the obligation, to enforce the patent rights against infringement.

We are obligated to indemnify Stanford against any liabilities resulting from our utilization of the licensed patent rights. We are also required to maintain liability insurance during the term of the license agreement.

Under the terms of the license, we are required to diligently pursue the development, manufacture and sale of licensed products and to generate certain levels of sales of licensed products. If we fail to do so, the agreement may be terminated by Stanford. If not terminated earlier, the agreement will terminate upon expiration of the last to expire of the licensed patent rights, which will occur in 2021 based on the last U.S. patent issued to date.

Applied Biosystems

Under the terms of licenses from Applied Biosystems, we have the non-exclusive right to make, use and sell thermal cyclers adapted for use with our OpenArray system.

Thermal Cycler Supplier Agreement.  In December 2004, we entered into a Thermal Cycler Supplier Agreement with Applied Biosystems. Under the agreement we hold non-exclusive worldwide license rights to patents and patent applications owned or controlled by Applied Biosystems relating to thermal cyclers, temperature cycling instruments, gene amplification processes, including the PCR process, and automated performance of the PCR process. Pursuant to the license, we have the non-exclusive right to make, use and sell thermal cyclers, temperature cycling instruments and related products solely to end users in the field of research and development, quality assurance or control, environmental testing, plant diagnostics, identity testing (other than parentage testing for humans) and forensics. The license specifically excludes human and veterinary diagnostics.

Under the agreement, we are obligated to pay Applied Biosystems a license issuance fee, as well as royalties on net sales of products subject to the license. Further, we paid Applied Biosystems a royalty attributable to prior sales that occurred prior to the effective date of the agreement. As of June 30, 2008, we had paid Applied Biosystems $146,850 under this agreement.

We are obligated to indemnify Applied Biosystems against any liabilities resulting from our operations under the licensed patent rights. The agreement is not assignable or transferable without the consent of Applied Biosystems.

We may terminate the agreement on 90-days’ notice to Applied Biosystems, and Applied Biosystems may terminate the agreement upon the occurrence of certain events, including our uncured material breach of the agreement. If not terminated earlier, the agreement will terminate upon expiration of the last-to-expire of the licensed patent rights, which will occur in 2012 based on the last patent issued to date.

Patent License Agreement.  In November 2007, in connection with the collaboration agreement, we entered into a Patent License Agreement with Applied Biosystems. Under the agreement we hold non-exclusive worldwide license rights to patents and patent applications owned or controlled by Applied Biosystems relating to real-time thermal cyclers. The license is for research and development use only and expressly excludes the field of human in vitro diagnostics. We also hold a non exclusive license in the fields of research and development to certain patents and patent applications controlled by Applied

Biosystems relating to through-hole arrays, assay loading devices and sample loading devices, and if certain conditions are met, we have the right to expand the field to include human in vitro diagnostics.

Under the agreement, we are obligated to pay to Applied Biosystems a license issuance fee as well as royalties on net sales of products subject to the license. Further, a contingent payment to Applied Biosystems is due if we materially breach the agreement or engage in an activity which would give Applied Biosystems a right to terminate the agreement. This contingent payment is separate from any additional amounts that we may owe Applied Biosystems as a result of either of those events occurring. If neither of those events has occurred, the contingent payment will be waived on expiration of the agreement. As of June 30, 2008, we had paid Applied Biosystems $3,360,530 under this agreement.

We are obligated to indemnify Applied Biosystems against any liabilities resulting from our activities under the licensed patent rights. The license is not assignable or transferable without the consent of Applied Biosystems.

We may terminate the agreement on 30-days’ notice to Applied Biosystems, and Applied Biosystems may terminate the agreement upon the occurrence of certain events, including our uncured material breach of the agreement. If not terminated earlier, the agreement will terminate upon expiration of the last to expire of the licensed patent rights, which will occur in 2024 based on the last patent issued to date.

Government Regulation

FDA

The type of regulation to which our products will be subject will depend in large part on how we intend to commercialize them or how they are used by our customers. Products that will be commercialized as in vitro diagnostic kits will be subject to review by the FDA and must be cleared or approved before they can be marketed. Most tests that are available as clinical laboratory services have historically not been subject to regulation by the FDA but will be subject to other requirements and may become subject to FDA regulation.

The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, pre-market notification and adherence to the FDA’s quality system regulations, which are good manufacturing practice regulations for medical devices. Class II devices are subject to general controls and special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. Most in vitro diagnostic kits are regulated as Class I or II devices and are either exempt from pre-market notification or require a 510(k) submission as described below.

510(k) Pre-Market Notification

A 510(k) notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device that is legally marketed in the United States and for which a pre-market approval, or PMA, was not required. It does not generally require supporting clinical data, but a 510(k) for a diagnostic device will need to contain, at a minimum, performance data. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.

The FDA’s goal is to review a 510(k) application in 90 days from the date of receipt of the submission. However, in practice, clearance may take longer. The FDA may require information regarding clinical data in order to make a decision regarding the claims of substantial equivalence. If the FDA does not believe the device is substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent,” or NSE, decision and designate the device as Class III, which will require approval of a PMA application before the device may be marketed. Alternatively, depending on the nature of the device, the recipient of an NSE decision may petition the FDA to make a risk-based determination of the new device and reclassify the new device in Class I or II. This process is referred to as the de novo process. If the FDA agrees with the petition, the new device will be reassigned to the appropriate lower Class. If it does not agree, the sponsor will have to submit a PMA.

Pre-Market Approval

The PMA process consists of a scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices. The PMA process is considerably more time consuming and expensive than the 510(k) route, and the application must be supported by scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose.

The FDA’s goal is to review a PMA in 180 days, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. Indeed, the total process may take several years and there is no guarantee the PMA will ever be approved, or if approved, the FDA may limit the market to which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a PMA supplement to be submitted and approved.

Laboratory Developed Tests

The FDA has consistently claimed that it has the regulatory authority to regulate laboratory-developed tests that are validated by the developing laboratory. However, it has generally exercised enforcement discretion in not otherwise regulating most tests developed by CLIA-certified laboratories. Recently, the FDA indicated that it was reviewing the regulatory requirements that will apply to laboratory-developed tests. The FDA published a draft guidance document, or the Draft Guidance, that may be relevant to tests developed by us. The Draft Guidance describes the FDA’s current thinking about potential regulation of In Vitro Diagnostic Multivariate Index Assays, or IVDMIAs, and provides examples of the types of tests that would be subject to the Draft Guidance, and those that the FDA does not currently consider to be subject to the Draft Guidance. An IVDMIA is defined by the FDA as a device that combines the values of multiple variables using an interpretation function to yield a single patient-specific result intended for use in the diagnosis of a disease or other condition or is used in the cure, mitigation, treatment, or prevention of disease, and provides a result whose derivation is non-transparent and cannot be independently derived or verified by the end user. The FDA has indicated that it believes that most IVDMIAs will be either Class II or III devices.

The first version of the Draft Guidance and related discussions about IVDMIAs have attracted the attention of the U.S. Congress and in March 2007, the Laboratory Test Improvement Act was introduced in the U.S. Senate. The bill, if enacted into law, would mandate that all providers of laboratory-developed tests provide evidence to the FDA that verifies the analytical validity of such tests. It would also require the development of a mechanism for the enhanced reimbursement of cleared and approved in vitro diagnostic products and laboratory-developed tests. The bill was referred to committee and no further action has been taken as of the date of this prospectus.

CLIA

Laboratories that perform testing on human specimens for the purpose of providing information for diagnosis, prevention or treatment of disease or assessment of health are subject to the Clinical Laboratory Improvement Amendments of 1988, or CLIA. This law imposes quality standards for laboratory testing to ensure the accuracy, reliability and timeliness of patient test results. The FDA is responsible for the categorization of commercially marketed in vitro diagnostic tests under CLIA into one of three categories based upon the potential risk to public health in reporting erroneous results. The categories, which were devised on the basis of the complexity of the test, include waived tests, tests of moderate complexity, and tests of high complexity. Laboratories performing moderate- or high-complexity testing must meet the CLIA’s requirements for proficiency testing, patient test management, quality control, quality assurance and personnel.

In the event that we choose to set up a clinical laboratory to offer a testing service, we will be required to hold certain federal, state and local licenses, certifications and permits to conduct our business. Any clinical laboratory with which we might contract would also be subject to these same requirements. Under CLIA, we would be required to hold a certificate applicable to the type of work we perform and to comply with standards covering personnel, facilities administration, quality systems and proficiency testing. We believe that some of the tests that we are developing will be high-complexity tests. CLIA-certified laboratories are typically subject to survey and inspection every two years to assess compliance with program standards.

We may also seek accreditation by the College of American Pathologists, or CAP, and would seek licensure in those states in which it is required. The CAP Laboratory Accreditation Program is an internationally recognized program that utilizes teams of practicing laboratory professionals as inspectors, and accreditation by CAP can often be used to meet CLIA and state certification requirements.

HIPAA and Other Privacy Laws

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, established comprehensive protections for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or “Covered Entities”—health plans, healthcare clearing houses and healthcare providers that conduct certain healthcare transactions electronically. Covered Entities must have in place administrative, physical and technical standards to guard against the misuse of individually identifiable health information. Additionally, some state laws impose privacy protections more stringent than HIPAA. We are not presently a Covered Entity subject to HIPAA; however, we may become a Covered Entity in the future if we provide clinical laboratory testing services.

Our activities may also have to comply with other applicable privacy laws. For example, there are also international privacy laws that impose restrictions on the access, use, and disclosure of health information. All of these laws may impact our business. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain tissue samples and associated patient information could significantly impact our business and our future business plans.

European Regulations

In the European Union, in vitro diagnostic medical devices are regulated under EU-Directive 98/79/EC, or the IVD Directive, and corresponding national provisions. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the member states presume compliance with these essential requirements in respect of devices that are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2003, the quality standard for medical device manufacturers. In vitro diagnostic medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the relevant legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the procedure of the EC Declaration of Conformity to obtain this CE marking.

Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the IVD Directive. Member states may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures.

Article 152 of the EC-Treaty requires a high level of human health protection to be ensured in the definition and implementation of all Community policies and activities. Community action, which complement national policies, must be directed towards improving public health, preventing human illness and diseases, and obviating sources of danger to human health. On the basis of article 152(4)(a) of the EC-Treaty, the European Legislator is required to contribute to the achievements of these objectives through adopting measures setting high standards of quality and safety of organs and substances of human origin, blood and blood derivatives. These measures, however, may not prevent any member state from maintaining or introducing more stringent protective measures.

The use of bodily material, which already has been taken from humans, is not regulated by the European Legislator through specific directives. However, in the European Union the protection of individuals with regard to the processing of personal data is regulated under EU-Directive 95/46/EC, or the PD Directive. If specimens (such as blood plasma and urine) taken from patients relate to an identified or identifiable natural person, the use of such specimens fall within the scope of the PD Directive.

Member states prohibit the processing of personal data concerning health, unless processing of the data is required for the purposes of preventive medicine, medical diagnosis, the provision of care or treatment or the management of health-care services, and where those data are processed by a health professional subject under national law or rules established by national competent bodies to the obligation of professional secrecy or by another person also subject to an equivalent obligation of secrecy.

Individual European countries are free to further restrict the collection and the use of such bodily material.

Reimbursement

United States

In the United States, reimbursement for molecular diagnostic tests comes from several sources, including commercial third party payors, such as insurance companies and health maintenance organizations; government payors, such as Medicare and Medicaid; patients; and, in certain circumstances, hospitals or referring laboratories (who then bill third party payors for testing). If we offer our diagnostic tests as a service through our own CLIA-certified laboratory or contract laboratory, we would be responsible for billing and collection of fees for the tests. Otherwise, billing and collection would be the responsibility of the laboratories that purchase or license our products.

When deciding whether to cover a particular diagnostic test, private and government payors generally consider whether the test is a covered benefit and, if so, whether it is reasonable and necessary for the diagnosis or treatment of illness and injury. Private and government third party payors, such as Medicare, have independent processes for making coverage determinations, and private payors may or may not follow Medicare’s coverage decisions. If a third party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy.

Otherwise, the payor makes reimbursement decisions on a case-by-case basis. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge.

European Union

In the European Union the reimbursement mechanisms used by private and public health insurers vary by country. For public systems, reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the health-care system. Acceptance for reimbursement comes with cost, use and often volume restrictions, which again can vary by country.

Significant Customers

For the year ended December 31, 2006, Syngenta International AG and Schering-Plough Corporation accounted for 10.0%, and 17.9% of our revenue, respectively, and for the year ended December 31, 2007, Syngenta and Schering-Plough accounted for 18.9%, and 15.1% of our revenue, respectively. For the six months ended June 30, 2008, Sirtris, Genzyme Corporation and Bristol-Myers Squibb Company accounted for 22.7%, 16.9% and 13.2% of our revenue, respectively.

Scientific and Medical Advisory Board

We have established a scientific and medical advisory board, or SAB, comprised of the following leading experts in their fields. Our SAB meets periodically and independently with our Chief Technology Officer and other members of our senior management team to discuss present and long-term programs and strategies, including:

•	our research and development programs;

•	our publication strategies;

•	new technologies relevant to our research and development programs; and

•	specific scientific and technical issues relevant to our business.

The current members of our SAB are:

Name	Professional Affiliation

Bruce R. Zetter, Ph.D., Chair of the SAB	Harvard Medical School/Children’s Hospital Boston
Milenko J. Tanasijevic, M.D.	Brigham and Women’s Hospital/Dana-Farber Cancer Institute
Steven R. Tannenbaum, Ph.D.	MIT
Ronald A. Andrews, Jr.	Clarient, Inc.

Bruce R. Zetter, Ph.D. is the Charles Nowiszewski Professor of Cancer Biology in the Department of Surgery at Harvard Medical School and the Vice President for Research and Chief Scientific Officer for the Children’s Hospital Boston. Dr. Zetter is a pioneer in understanding how cell movement affects tumor metastasis and is recognized for his key discovery of the inhibitory effects of alpha interferon to endothelial cell locomotion. His work led to the use of interferon alpha to treat hemangiomas. His current research interests focus on tumor metastasis and on identifying diagnostic and prognostic markers that can guide treatment decisions. Dr. Zetter has received numerous national and international awards for his work in the field of cancer research, including a Faculty Research Award from the American Cancer Society and the MERIT award from the U.S. National Cancer Institute. Dr. Zetter holds a Ph.D. from the University of Rhode Island, and he completed postdoctoral fellowships at MIT and the Salk Institute in San Diego.

Milenko J. Tanasijevic, M.D. is the Director of Clinical Laboratories at the Brigham and Women’s Hospital and Dana-Farber Cancer Institute. In that capacity he is responsible for operations management, strategic development, translational research, financial performance, space and capital deployment, clinical affairs, quality improvement, staff recruitment and retention and billing and regulatory compliance for over 30 licensed laboratory sites performing over 8 million tests annually. Dr. Tanasijevic is a board-certified Clinical Pathologist and an Associate Professor in Pathology at Harvard Medical School with over 14 years of clinical and administrative experience. He sits on several editorial boards, is Chair of the American Society of Clinical Pathology Expert Review Panel and is an advisor to several companies. Dr. Tanasijevic holds an M.D. from the University Cyril and Methodius Medical School, Macedonia and an MBA from Boston University.

Steven R. Tannenbaum, Ph.D. is the Underwood-Prescott Professor in the Department of Biological Engineering and Professor in the Department of Chemistry at MIT. His current research focuses on the chemistry and pathophysiology of nitric oxide; engineered tissues for drug development and chemical toxicity applications; and development of new approaches for quantitative, ultrasensitive measurement of drug and carcinogen metabolism. His scientific contributions are numerous and have been recognized by prestigious awards, including membership in the National Academy of Sciences. Dr. Tannenbaum has served on the editorial boards of seven scientific journals and as an advisor to 18 U.S. and international scientific agencies including the NIH and the National Academy of Sciences. He holds a B.Sc. in Food Technology and a Ph.D. in Food Science and Technology from MIT.

Ronald A. Andrews, Jr. has been the President and Chief Executive Officer of Clarient, Inc. since July 2004. Prior to that, he was Senior Vice President Global Marketing and Commercial Business Development at Roche Molecular Diagnostics. In that role, he developed and led the strategic execution for all diagnostic commercial operations. Mr. Andrews also previously held the position of Vice President, U.S. Commercial Operations, Molecular Diagnostics for Roche Diagnostics Corporation. In this capacity, he directed sales, marketing, technical field support and product development activities and was responsible for U.S. commercial strategy development for the clinical laboratory market. Prior to that he was Vice President, Marketing, U.S. Commercial Operations and responsible for planning and directing all aspects of the Roche U.S. Laboratory Systems Commercial Operations Marketing, which included the clinical chemistry, immunochemistry, hematology, near patient testing and molecular markets. He holds a B.Sc. in Biology and Chemistry from Wofford College.

Employees

As of August 1, 2008, we had 78 full-time employees. Of these employees, 17 were in research and development, 20 were in manufacturing, 22 were in sales and marketing and 19 were in general and administrative functions. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

Facilities

We currently lease 33,361 square feet of office, manufacturing and laboratory space in adjacent buildings in Woburn, Massachusetts. These facilities house substantially all of our employees and operations, with the exception of some of our sales and marketing personnel. On June 25, 2008, we executed a two-year extension, which is effective July 1, 2008, of our lease for these facilities in Woburn, Massachusetts plus an additional 5,360 square feet adjacent to the existing leased space. Under this agreement, the lease term has been extended to March 30, 2011, although we have a one time option to cancel the lease effective March 30, 2010 or to extend the lease until March 30, 2012. We do not own any real property. We also lease 1,961 square feet of office, manufacturing and laboratory space in San Carlos, California. This lease expires on March 31, 2013. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

We are not involved in any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth certain information concerning our executive officers, key employees and directors as of August 1, 2008:

Name	Age	Position

Executive Officers and Key Employees
Albert A. Luderer, Ph.D.	60	President, Chief Executive Officer and Director
Robert H. Ellis	61	Executive Chairman, President of International Sales and Director
Colin J.H. Brenan, Ph.D.	47	Chief Technology Officer, Vice President, Business Development and Director
Paul E. Cochran	70	Senior Vice President, Organizational Development and Human Resources
Jeffrey C. Leathe, CPA	52	Senior Vice President and Chief Financial Officer
Edward F. Sztukowski	53	Senior Vice President and Chief Business Officer
Kevin D. Munnelly	36	Vice President and General Manager, OpenArray
Can C. Özbal, Ph.D.	37	Vice President and General Manager, RapidFire
Non-Employee Directors
Gregory C. Critchfield, M.D.(2)(3)	56	Director
Edward L. Erickson(1)	61	Director
Enrico Petrillo, M.D.(1)(2)(3)	53	Director
Joshua S. Phillips(1)(2)(3)	41	Director

(1)	Member of our Audit Committee
(2)	Member of our Compensation Committee
(3)	Member of our Nominating and Governance Committee

Albert A. Luderer, Ph.D. has served as our President, Chief Executive Officer and on our board of directors since August 2006. From September 2001 to June 2006, Dr. Luderer was Director, President and Chief Executive Officer of Light Sciences Corporation, where he led the combined business, technical and commercial activities leading to the clinical development of the Litx therapeutic platform. From July 1999 to June 2001, Dr. Luderer was President, Chief Operating Officer and a member of the global executive committee of bioMerieux, Inc., a world leader in in vitro diagnostics. From January 1997 to July 1999, Dr. Luderer was bioMerieux’s Senior Vice President of Research and Development, Business Development and member of the global executive committee effective May 1998. Prior to bioMerieux, from November 1993 to January 1997, Dr. Luderer was Director then Vice President of Research and Development at Dianon Systems, a leader in clinical and anatomic pathology services. From December 1987 to October 1993, Dr. Luderer served as Director and then Vice President of Technology Development and Support at Boehringer Mannheim Corporation. From July 1976 to November 1987, Dr. Luderer worked at Corning Inc.’s Health and Science group and was on the executive team that negotiated the joint venture with Ciba-Geigy A.G. called Ciba Corning Diagnostics Corporation. Dr. Luderer currently serves as a Director of Micronics, Inc., a private biological tools company, and is a member of the Scientific Advisory Board of Washington University’s Department of Biomedical Engineering, St. Louis, Missouri. Dr. Luderer holds a B.A. from Drew University and a M.S. and Ph.D. from Rutgers University, where he was a National Science Foundation pre-doctoral fellow.

Robert H. Ellis has served as our Executive Chairman since October 2006 and President of International Sales and on our board of directors since October 2003. From October 2003 to October 2006, Mr. Ellis

served as our Chief Executive Officer, and prior to that, served as our Chief Operating Officer from May 2003 to October 2003. From July 2001 to May 2003, Mr. Ellis worked at Affymetrix, Inc., a manufacturer of genetic analysis tools and equipment, where he was Executive Vice President responsible for research and development efforts. Previously, from 1998 to 2000, Mr. Ellis was President of Genometrix Inc. and held senior executive positions at Perkin Elmer ABD from 1993 to 1998 and Applied Biosystems from 1986 to 1993. Prior to Applied Biosystems, Mr. Ellis held a number of management positions with the Scientific Instrument Division of Hewlett Packard. He holds a B.A. in Chemistry from Hartwick College.

Colin J.H. Brenan, Ph.D. co-founded BioTrove and has served as our Chief Technology Officer, Vice President of Business Development since 2003 and on our board of directors since we began operations in April 2000. In addition, he served as our President and Chief Executive Officer from April 2000 until September 2003. From 1998 to 2000, Dr. Brenan was a NSERC Postdoctoral Fellow in the Department of Mechanical Engineering at MIT, and from 1994 to 1997, he was a Visiting Research Engineer at MIT. Prior to that, from 1982 to 1994, Dr. Brenan worked as a Research Scientist in the Laser and Electro-optics Division and the Robotics Division at MPB Technologies Inc., leading programs developing advanced laser surveillance systems and biomedical microrobotic systems for industrial and government clients. He has published extensively on the development of microsystems and optical technologies for biomedical applications, has multiple patents in this area and is the co-inventor of the company’s core technologies. Dr. Brenan regularly consults for the National Institutes of Health, or NIH, serves as an advisor to six scientific journals and is a Senior Member of the IEEE Engineering in Medicine and Biology Society (IEEE-EMBS). Dr. Brenan received his B.Sc. degree in Physics, Masters degree in Electrical Engineering, and Ph.D. in Biomedical Engineering from McGill University.

Paul E. Cochran has served as our Senior Vice President of Organizational Development and Human Resources since April 2008. Prior to joining us, from January 1999 to April 2008, Mr. Cochran worked as Vice President at Lee Hecht Harrison, a career services firm. From September 1989 to July 1998, Mr. Cochran served as Senior Vice President of Human Resources at Ciba Corning Diagnostics, and from January 1968 to September 1989, he served in various sales, marketing and operational roles at Ciba Corning Diagnostics. From July 1962 to December 1967, Mr. Cochran was an officer in the United States Air Force. Mr. Cochran received his B.A. in Finance from Trinity College.

Jeffrey C. Leathe, CPA has served as our Senior Vice President and Chief Financial Officer since October 2007. Prior to joining BioTrove, from November 2005 to August 2007, Mr. Leathe served as President and Chief Financial Officer of Pelican Group Holdings, Inc., a manufacturer and distributor of life science and clinical consumable products. Since November 2004, Mr. Leathe has served as Principal of Leathe & Associates, LLC, a private wealth management firm he founded. From July 2003 to October 2004, Mr. Leathe served as Vice President of Harvest Capital Management, Inc., a company engaged in private wealth management. From December 1990 to January 2003, Mr. Leathe served as Executive Vice President, Chief Financial Officer and Treasurer for Apogent Technologies Inc., a NYSE-listed global manufacturer of life science and clinical diagnostic instruments and consumables. Mr. Leathe is a director and chairman of the audit committee for Bottomline Technologies Inc., a NASDAQ-listed software firm, and a Director of the Senator George J. Mitchell Research Scholarship Institute. Mr. Leathe received his MBA from the University of North Carolina, Chapel Hill and his B.S. in Business Administration from the University of New Hampshire.

Edward F. Sztukowski has served as our Senior Vice President and Chief Business Officer since January 2008 and has served as a consultant to us since June 2007. From September 1998 to February 2007, Mr. Sztukowski held two senior executive positions with bioMérieux, Inc., including Senior Vice President, Global Business Area Manager from December 2002 to February 2007 and Senior Vice President, North American Commercial Operations from September 1998 to December 2002. From 1996 to 1998, he was Executive Vice President and then General Manager and President of REMEL, Inc., a manufacturer and distributor of microbiology products. Prior to that, from 1983 to 1996,

Mr. Sztukowski served in various management positions at Abbott Diagnostics in Sales and Marketing in U.S. Commercial and Global Business Unit Operations. Mr. Sztukowski is a member of the Scientific Advisory Board of Expression Analysis, Inc. and a member of the Board of Managers of Oncimmune LLC. Mr. Sztukowski received his B.S. in Medical Technology from Fontbonne University in St. Louis and his MBA from the University of Chicago Graduate School of Business.

Kevin D. Munnelly has served as our Vice President and General Manager, OpenArray since January 2008, and prior to that, served as Business Unit Manager and Senior Director, Genomics Products since 2005. From January 1999 to December 2005, Mr. Munnelly was a senior manager of the platform technology group at Millennium Pharmaceuticals, Inc., and from 1996 to 1999, he was a scientist at Applied Biosystems. He holds an A.B. in Biochemistry and Molecular Biology from Bowdoin College and received his MBA from Babson College.

Can C Özbal, Ph.D. has served as our Vice President and General Manager, RapidFire since January 2008, having served as our Business Unit Manager and Senior Director, RapidFire Products since January 2007 and in other positions with us since October 2000. Prior to joining BioTrove, Dr. Özbal was a faculty member at MIT from May 1999 to October 2000. Dr. Özbal holds an A.B. in Chemistry from Bowdoin College and a Ph.D. in Toxicology from MIT.

Gregory C. Critchfield, M.D., M.S. has served on our board of directors since March 2007. Since July 1998, Dr. Critchfield has been President of Myriad Genetic Laboratories, Inc., a wholly owned subsidiary of Myriad Genetics, Inc., a NASDAQ-listed biopharmaceutical company focused on the development of predictive medicine products and therapeutic products. Prior to Myriad, from 1996 to 1998, Dr. Critchfield was Senior Vice President, Chief Medical and Science Officer of Quest Diagnostics Incorporated. Dr. Critchfield has served as a reviewer and study section chair for numerous SBIR, R01 and STTR grant applications in biomedical computing for the NIH. Dr. Critchfield received his M.D. from the University of Utah and his M.S. in Biophysical Sciences from the University of Minnesota and is Board Certified in Clinical Pathology.

Edward L. Erickson has served on our board of directors since October 2006. Mr. Erickson has served as a consultant and advisor to life sciences-based companies and venture capital firms since April 2006. Mr. Erickson has also served as the Chairman and interim President and Chief Executive Officer of Cellatope Corporation, a private, development-stage company in the field of autoimmune disease diagnostics since March 2007. From March 1999 to December 2005, Mr. Erickson served as the CEO of Immunicon Corporation, a NASDAQ-listed company focused on cell- and molecular-based human diagnostic and life science research products and analytical services to pharmaceutical and biotechnology companies, and from April 1998 to June 2007, served as Chairman of the Immunicon Corporation board of directors. Previously, from 1993 to 1998, Mr. Erickson was the President and Chief Executive Officer of DepoTech Corporation, a biopharmaceutical company in the drug delivery field, and from 1991 to 1993, was the President and Chief Executive Officer of Cholestech Corporation, a diagnostics company in point-of-care cholesterol testing and screening. Earlier in his career he held senior management positions with Amersham International plc and Serono-Baker Diagnostics, Inc. Additionally, Mr. Erickson served as an officer in the U.S. Navy’s nuclear submarine program and served aboard the U.S.S. Nautilus (SSN-571), the world’s first nuclear submarine. Since January 2006, Mr. Erickson has served as a director of Barrier Therapeutics, Inc., a NASDAQ-listed pharmaceutical company that develops and commercializes therapeutic products in the dermatology field and has previously served as a director of other public and private medical products companies, including Tapestry Pharmaceuticals, Inc. (formerly NaPro Biopharmaceuticals, Inc.), a NASDAQ-listed pharmaceutical company, from 2000 to 2005. He currently serves as a director of several private medical products companies. Mr. Erickson earned his B.S. and M.S. degrees from the Illinois Institute of Technology, and an MBA from Harvard Business School.

Enrico Petrillo, M.D. has served on our board of directors since August 2002. Dr. Petrillo has been a founding General Partner of CB Health Ventures, LLC since 1997. He is also a founding Managing Director of Excel Medical Ventures, LLC. Dr. Petrillo joined CB Health Ventures after serving at Fletcher Spaght, Inc., an international strategic management consulting firm, in the roles of Senior Consultant from 1984 to 1996 and as Partner and Head of Healthcare Commercialization from 1991 to 1996. Dr. Petrillo also serves as a director of U.S. Genomics, Inc., an applied genomics company. He was an investor in Exact Sciences Corporation, XCare.net and a co-founder of Molecular Insight Pharmaceuticals, all of which are listed on NASDAQ. In addition, he was an investor in eBenX, which was acquired by SHPS, Inc.; Morphotek, which was acquired by Eisai; GeneOhm Sciences, Inc., which was acquired by Becton Dickinson; and TransMedics. Dr. Petrillo was a board observer of Exact Sciences Corporation, XCare.net, Geneohm Sciences, Inc. and Transmedics and a board member of Morphotek. Dr. Petrillo received his undergraduate degree from Tufts University and M.D. from Tufts University School of Medicine. He completed internship, residency and fellowship training in General Internal Medicine at Mt. Auburn Hospital (Harvard Medical School) and presently serves as an Adjunct Assistant Professor of Medicine at Boston University School of Medicine and Boston Medical Center.

Joshua S. Phillips has served on our board of directors since August 2002. Mr. Phillips has served as a Managing Director of Catalyst Health and Technology Partners and affiliated funds and a General Partner of Catalyst Health Ventures L.P. and affiliated funds since December 2000. Prior to joining Catalyst, Mr. Phillips was a Manager at The Lucas Group, a strategy consultancy, where he focused on life science and healthcare engagements. His career has included building a business unit at Russelectric, Inc. and project management at Pratt & Whitney Aircraft. Mr. Phillips is also a director of a number of privately held companies, including Castel, Inc., Allegro Diagnostics, Inc. and Vortex Medical, Inc. Mr. Phillips earned his B.E. in Electrical Engineering and Mathematics from Vanderbilt University and his MBA from Harvard Business School.

Board of Directors

Board Composition

Our restated certificate of incorporation and restated bylaws, to be effective upon completion of this offering, provide that the authorized number of directors may be changed only by resolution of our board of directors. Seven directors are currently authorized.

In accordance with our restated certificate of incorporation, immediately upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders following the offering, the successors to the directors whose terms then expire will be elected to serve until the third annual meeting following the election. At the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2009;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2010; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2011.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Director Independence

Our board of directors has reviewed the materiality of any relationship that each of our directors has with BioTrove, either directly or indirectly. Based on this review, our board has determined that Dr. Critchfield, Mr. Erickson, Dr. Petrillo and Mr. Phillips are “independent directors” as defined by NASDAQ.

Committees of our Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below.

Audit Committee.  Our audit committee is currently comprised of Mr. Erickson (chair), Dr. Petrillo and Mr. Phillips. Mr. Erickson qualifies as an “audit committee financial expert” for purposes of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the applicable NASDAQ rules, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent audit committee requirements set forth in Marketplace Rule 4350(d)(2) on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3 under the Exchange Act. Pursuant to Rule 10A-3, a newly listed company must have (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing. Mr. Erickson currently is the only member of the audit committee who qualifies as independent under Rule 10A-3. Within 90 days of our listing on the NASDAQ Global Market, we expect that either Dr. Petrillo or Mr. Phillips will resign from our audit committee and be replaced with a new director who is independent under Rule 10A-3 and within one year of our listing, we expect that the remaining non-independent director will resign from our audit committee and be replaced with a new director who is independent. Our audit committee is authorized to:

•	approve and retain the independent auditors to conduct the annual audit of our books and records;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditor’s audit and non-audit services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services;

•	establish procedures for complaints received by us regarding accounting matters;

•	oversee internal audit functions; and

•	prepare the report of the audit committee that SEC rules require to be included in our annual meeting proxy statement.

Compensation Committee.  Our compensation committee is currently comprised of Mr. Phillips (chair), Dr. Critchfield and Dr. Petrillo and is authorized to:

•	review and establish the compensation arrangements for management, including the compensation for our President and Chief Executive Officer;

•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

•	administer our stock incentive plan;

•	review the Compensation Discussion and Analysis, or CD&A, prepared by management, discuss the CD&A with management and, based on such review and discussions, recommend to our board of directors that the CD&A be included in our Annual Report on Form 10-K, proxy statement, or any other applicable filing as required by the SEC; and

•	prepare the report of the compensation committee that SEC rules require to be included in our annual meeting proxy statement.

Nominating and Governance Committee.  Our nominating and governance committee is currently comprised of Mr. Phillips (chair), Dr. Critchfield and Dr. Petrillo and is authorized to:

•	identify and nominate members of our board of directors;

•	develop and recommend to our board of directors a set of corporate governance principles applicable to our company; and

•	oversee the evaluation of our board of directors and management.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is currently comprised of Mr. Phillips, Dr. Critchfield and Dr. Petrillo. No member of our compensation committee has at any time been an employee of ours. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Dr. Critchfield, Mr. Erickson, Dr. Petrillo and Mr. Phillips were members of our compensation committee during fiscal year 2007. Each of these directors and/or their affiliates have participated in transactions with us. For a detailed description of these transactions, see “Certain Relationships and Related Person Transactions.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives and Philosophy of Executive Compensation

The primary objectives of the compensation committee of our board of directors with respect to executive compensation are to attract and retain the best possible executive talent; to motivate our executive officers to enhance our growth and profitability and increase stockholder value; and to reward superior performance. The focus is to tie bonuses to the achievement of measurable corporate and individual performance objectives, and to grant equity incentives to align executives’ incentives with stockholder value creation. Because we believe that the performance of every employee is important to our success, we are mindful of the effect our executive compensation has on all of our employees.

Determining and Setting Executive Compensation

The compensation committee of our board of directors has the responsibility of formulating, evaluating and recommending to our board of directors the compensation of our executive officers and administering our equity incentive plan. The compensation committee, with the input of management and an independent third party compensation consultant, developed our compensation plan for fiscal year 2007. The committee utilized 2006 subscription compensation survey data for national and regional companies in the global life sciences industry, in particular, data obtained from the Radford Global Life Sciences Survey, or the Radford Survey, prepared by AON Consulting, Inc. and proprietary data from our compensation consultant.

In February 2008, the compensation committee of our board of directors engaged Johnson Associates, a well-known outside compensation consulting firm, to provide peer company compensation data and conduct an annual review of our total compensation program for executive officers, which we used to formulate our bonus program for fiscal 2008. For a more detailed discussion of our 2008 bonus plan, see “—Fiscal 2008 Compensation” below.

We have determined each component of an executive’s initial compensation package based on numerous factors, including:

•	the individual’s particular background and circumstances, including training and prior relevant work experience and compensation paid prior to joining BioTrove;

•	the individual’s role with us and the compensation paid to similar persons in the companies represented in the compensation data that we reviewed;

•	the demand for people with the individual’s specific expertise and experience at the time of hire;

•	performance goals and other expectations for the position;

•	comparison to other executives within our company having similar levels of expertise and experience; and

•	uniqueness of industry skills.

To determine the initial compensation package for each employee, including our executive officers, each individual is assigned within a salary range. Each individual has corresponding long-term incentive award opportunities based on the salary range and a bonus target based on a percentage of their base salary. We believe that this is the most transparent and flexible approach to achieve the objectives of our compensation program.

The terms of the compensation for our President and Chief Executive Officer, Dr. Luderer, our Executive Chairman and President of International Sales, Mr. Ellis, our Chief Technology Officer and Vice President, Business Development, Dr. Brenan, and our Senior Vice President, Quality and Operations, Mr. Pescatore, are derived from our employment agreements with them and from annual performance reviews conducted by the compensation committee of our board of directors. The terms of the compensation for our Senior Vice President and Chief Financial Officer, Mr. Leathe, were derived from the offer letter we negotiated with him for his employment which commenced in October 2007. The details of our employment arrangements with our executive officers are described in the narrative following the 2007 Grants of Plan-Based Awards Table.

Following the execution of these agreements, the compensation paid to each executive is subject to adjustment based on our annual performance evaluation process.

Elements of Executive Compensation

The compensation program for our executive officers consists principally of base salary, annual cash incentive compensation, long-term compensation in the form of stock options and severance and termination protection.

Base Salary.  Base salaries for our executives are established by our compensation committee based on the scope of each executive’s responsibilities and their prior relevant background, training and experience. When position-specific data is available, we consider the Radford Survey for executives in similar positions at companies with an employee base comparable to ours. As with total executive compensation, we believe that our executive base salaries should be targeted in the range of salaries for executives in similar positions and with similar responsibilities in global life sciences companies with an employee base comparable to ours. In general, base salaries are reviewed annually and adjusted to realign salaries with market levels and to reflect the performance evaluation of the executive.

Base salaries are reviewed annually by our compensation committee as part of our annual performance evaluation process and may be increased for merit reasons, based on the executive officer’s success in meeting or exceeding individual performance goals and an assessment of whether significant corporate goals were achieved. Additionally, we review base salaries and make adjustments as warranted for changes in the scope or breadth of an executive officer’s role. After completion of the annual performance appraisal for each of the other executive officers, as discussed in more detail below, our President and Chief Executive Officer, with the assistance of a third party, independent compensation consultant, prepares salary recommendations for the upcoming fiscal year for each of the other executive officers. The salary recommendations are prepared after review of the compensation survey data and proprietary data from our compensation consultant. The salary recommendations are presented to the compensation committee for review and approval.

On December 19, 2006, the compensation committee approved annual base salary increases for 2007 for Dr. Brenan and Mr. Pescatore. In determining Dr. Brenan’s fiscal year 2007 base salary of $198,656, the compensation committee considered, in addition to Dr. Brenan’s annual performance review, the Radford Survey for the positions Senior Research Executive and Chief Scientific Officer for companies with an employee base of under 50, as compiled and reported in the Radford Survey. Based on the Radford Survey, Dr. Brenan’s first increase in base salary for fiscal year 2007 was within the 25th and 50th percentiles for a Senior Research Executive and within the 10th and 25th percentiles for a Chief Scientific Officer as reported in the Radford Survey. In May 2007, the compensation committee approved Dr. Brenan’s promotion to his current position of Chief Technology Officer and Vice

President, Business Development. In connection with his promotion, the compensation committee, after review of the Radford Survey, approved an increase in Dr. Brenan’s salary to $225,000. As no comparable position existed in the Radford Survey, the compensation committee used from the Radford Survey compensation positions for both a Senior Business Development Executive and a Chief Scientific Officer from companies with an employee base of under 50. Based on the Radford Survey, Dr. Brenan’s second increase in base salary for fiscal year 2007 was at approximately the 50th percentile for a Chief Scientific Officer for companies with fewer than 50 employees and approximately the 50th percentile for a Senior Business Development Executive for companies with fewer than 50 employees. The compensation committee also considered the Radford Survey for both positions for companies with between 50 and 149 employees, but determined that such salaries were too high based on the salaries of our other executive officers. Based on their review of the Radford Survey, the compensation committee believed that Dr. Brenan’s salary increase represented an estimation of market for this combined position.

In setting Mr. Pescatore’s base salary for fiscal year 2007 in December 2006, the compensation committee considered the Radford Survey for vice presidents at companies with between 50 and 149 employees. Mr. Pescatore’s salary was increased to $156,000, within the 10th percentile of the Radford Survey. In April 2007, for retention purposes, the compensation committee approved an additional increase in Mr. Pescatore’s base salary to $186,000 to bring his salary in line with the 50th percentile of base salaries for a vice president of finance for companies with 50 to 149 employees, as reported in the Radford Survey. In October 2007, the compensation committee approved the promotion of Mr. Pescatore to Senior Vice President, Quality and Operations and increased his base salary to $210,000. The compensation committee increased Mr. Pescatore’s base salary to provide him with a salary comparable to other senior vice presidents at the Company.

Dr. Luderer’s base salary is based upon his negotiated salary, approved by the compensation committee and set forth in his offer letter dated August 18, 2006. His salary was not increased for fiscal year 2007 because he had been employed less than five months when the 2007 annual salary actions were reviewed by the compensation committee in December 2006. Mr. Ellis’ base salary is based upon his final annual salary as Chief Executive Officer and has not been increased since his appointment as Executive Chairman in October 2006 because the compensation committee believes that his compensation was appropriate for his new responsibilities as the organization evolved. Mr. Leathe began employment with us in October 2007 and the compensation committee approved the negotiated terms of the offer letter issued to Mr. Leathe, including his annual base salary for fiscal year 2007 of $275,000. In approving Mr. Leathe’s base salary, the compensation committee considered the Company’s current Chief Executive Officer’s base salary and the market for chief financial officers in emerging growth companies in the greater Boston, Massachusetts area, which is based on the cumulative knowledge of the members of our board of directors who have also served as board members or observers of other privately held venture-backed emerging growth companies in the greater Boston area, including Exact Sciences Corporation, TransMedics, Inc., Castel, Inc. Allegro Diagnostics, Inc., and Vortex Medical, Inc.

At the request of the compensation committee, in November 2007, our Vice President, Human Resources and Organizational Development prepared a proposal for Dr. Luderer’s fiscal year 2008 base salary. Dr. Luderer’s salary was required to be reviewed annually and the compensation committee considered, in connection with its review, our recent collaboration agreement with Applied Biosystems, Dr. Luderer’s role in establishing an executive team in preparation for an initial public offering and our progress with debt and equity financings. The Radford Survey and “Survey Tools Generator”, assuming an escalation factor of 4%, were used to project the base salary for chief executive officers of companies with an employee base between 50 and 149 at November 2007. After review of the proposal and the Radford Survey, the compensation committee approved an increase in Dr. Luderer’s salary to $350,000 commencing in fiscal year 2008. Dr. Luderer’s 2008 salary is within the 30th percentile as reported in the Radford Survey because it is the compensation committee’s philosophy that bonus potential be weighted more heavily than base salary as bonus is tied more directly to the executive’s performance.

In January 2008, our compensation committee approved a 5% increase in Dr. Brenan’s base salary to $236,250. Dr. Brenan was the only executive officer to receive a merit increase based on performance. Raises for all of our employees were based on the performance ratings of “Outstanding,” “Exceeded Expectation” and “Meets Requirements,” with increases of 6%, 5% and 4%, respectively. Dr. Brenan received a performance rating of “Exceeded Expectation.”

Annual Performance Bonus Plan.  A significant element of the cash compensation of our executive officers is an annual performance-based cash bonus. The compensation committee engaged in 2003 an outside independent consultant to design the annual incentive component of our compensation program, which we have continued to use through fiscal year 2008. We provide this bonus opportunity to attract and retain highly skilled and experienced executive officers and to motivate them to achieve annual corporate and individual goals. The plan provides our executive officers with the opportunity to earn an annual bonus up to a certain percentage of their annual base salaries, payable in cash. An executive’s target bonus is set as a percentage of base salary to reward strong performance and retain employees in a competitive labor market. As described in more detail below, bonuses are based each year on the achievement of significant company goals, including financial and operational milestones as well as the achievement of individual goals.

In determining bonus awards for each of our executive officers, the bonus plan weights the achievement of company goals and the achievement of individual goals. The level of bonus compensation typically increases in relation to an executive officer’s responsibilities and ability to meet individual and corporate goals. If the company or the executive officer exceeds the goals then the bonus payable to the executive officer could exceed the targeted percentage of base salary. If the company’s performance or the executive officer’s performance does not completely meet each of the goals established for the year, then the bonus payable to the executive officer will be less than the targeted percentage. The evaluation of criteria for determining performance levels are at the sole discretion of the compensation committee and the President and Chief Executive Officer. However, the award of any bonus is contingent on the compensation committee’s determination that a majority of our overall corporate goals have been achieved. The compensation committee may, at its discretion, make exceptions to the achievement of the majority of the overall corporate goals threshold.

Establishment of 2007 Bonus Targets, Company and Individual Goals and Annual Performance Evaluation.  In December 2006, the compensation committee approved bonus targets for 2007 for our executive officers under our Annual Performance Bonus Plan, which ranged from 25% to 30% of their base salaries, as set forth in more detail below under “—Fiscal 2008 Compensation.” These bonus targets have been used by the Company since 2003. During the fourth quarter of fiscal year 2006, and coincident with the preparation of our fiscal year 2007 budget, management prepared our proposed fiscal year 2007 corporate goals. Our corporate goals included the achievement of qualitative and quantitative operational and financial targets and entering into new collaboration and strategic agreements. On December 20, 2006, we presented our fiscal year 2007 corporate budget and goals to our board of directors who approved the plan and goals as presented. During December 2006 and January 2007, each executive officer proposed his individual goals to our President and Chief Executive Officer, who reviewed the proposals with the officer and a recommended set of goals that were consistent with our approved corporate goals, were established. The individual goals for our President and Chief Executive Officer were created by him with input from our executive officers. These goals were then presented to our board of directors with our fiscal year 2007 corporate budget and goals and approved. On approximately a quarterly basis during fiscal year 2007, members of management meet with the board of directors to update the board on the progress of achieving the established corporate goals.

The following primary corporate, financial and operational goals for our 2007 fiscal year were approved by our board of directors:

•	grow combined life sciences sales;

•	sign new life sciences collaboration;

•	manage focused product improvement and development pipeline;

•	execute near-term financing plan and establish long-term financing strategy;

•	manage infrastructure growth to drive quality and efficiency; and

•	launch molecular diagnostics initiative.

The 2007 individual goals for our named executive officers were as follows:

Albert A. Luderer, Ph.D., President and Chief Executive Officer—lead the executive team in all aspects of devising, planning and executing corporate, financial and business plans and objectives; interface with the board of directors and existing and potential stockholders; and further our corporate growth and increase stockholder value.

Jeffrey Leathe, CPA, Senior Vice President and Chief Financial Officer—participate with our President and Chief Executive Officer and the executive team in planning and executing corporate, financial and strategic business plans and objectives; confirm with our President and Chief Executive Officer and the executive team that our financial needs are adequately met; and provide adequate cost and budgetary controls and timely reporting to effectively manage our finances.

Paul Pescatore, Senior Vice President, Quality and Operations—participate with our President and Chief Executive Officer and the executive team in planning and executing corporate, financial and strategic business plans and objectives; improve the financial and accounting infrastructure, policies and procedures, develop and implement operational cost efficiency plan; and oversee facilities and administration functions.

Robert Ellis, Executive Chairman and President of International Sales—participate with our President and Chief Executive Officer and the executive team in planning and executing corporate, financial and strategic business plans and objectives; confirm with our President and Chief Executive Officer and the executive team that our corporate development and partnership goals are adequately met; participate in decision making with regard to completing and managing corporate collaborations; and manage and grow the OpenArray and RapidFire business units.

Colin Brenan, Ph.D., Chief Technology Officer and Vice President, Business Development—participate with our President and Chief Executive Officer and the executive team in planning and executing corporate, financial and strategic business plans and objectives; oversee all research activities related to the development of OpenArray and RapidFire products; confirm with our President and Chief Executive Officer and the executive team that our research, development and engineering goals are being adequately met; and oversee business development and intellectual property administration functions.

Annual Bonus Awards Earned in 2007

In December of 2007, our compensation committee evaluated the executive officers’ and our overall corporate performance relative to the approved goals and determined the percentage of our overall corporate goals achieved. Our President and Chief Executive Officer prepared the analysis of each executive with our Vice President, Human Resources, and presented his recommendations to the compensation committee. Compensation granted to our executive officers, including our President and Chief Executive Officer, was tied to the achievement of the corporate and individual goals.

The compensation committee determined that we achieved 75% of our corporate goals. In addition, the compensation committee determined that our named executive officers, Dr. Luderer, Mr. Ellis, Dr. Brenan and Mr. Pescatore achieved 100%, 25%, 100% and 50%, respectively, of their individual goals. Based on the achievement of these goals, the compensation committee determined that the amounts of cash bonus earned by Dr. Luderer, Mr. Ellis, Dr. Brenan and Mr. Pescatore, during fiscal year 2007 were $58,500, $20,000, $51,000 and $21,000 respectively. Although our bonus plan was not to pay out unless 80% of our corporate goals were achieved, the compensation committee determined to pay cash bonuses under the plan because the compensation committee agreed with the recommendation to override the 80% target. The compensation committee based its decision on BioTrove achieving and exceeding its other goals, notably the implementation of two strategic alliances that greatly exceed original financial projections, increased product quality, product development exceeding deliverables and the establishment of an executive team in preparation for an initial public offering.

Discretionary Bonus Awards.  At the discretion of our compensation committee, discretionary bonuses may be awarded for exceptional performance during the fiscal year. Our compensation committee determined that the successful execution of our collaboration agreement with Applied BioSystems reflected the exceptional efforts of Dr. Luderer and Mr. Ellis and in November 2007, awarded discretionary bonuses of $50,000 and $100,000 to Dr. Luderer and Mr. Ellis, respectively.

Stock Options—Long Term Incentive Program.  We believe that long-term performance is achieved through an ownership culture that encourages long-term participation by our executive officers in equity-based awards, which we provide in the form of stock options. A stock option becomes valuable only if the value of our common stock increases above the option exercise price and the holder of the option remains employed during the period required for the option to “vest”, thus providing an incentive for an option holder to remain employed by us. In addition, stock options link a portion of an employee’s compensation to stockholders’ interests by providing an incentive to make decisions designed to increase the value of our stock. Our Amended 2000 Stock Plan, or the 2000 Plan, allows the grant to executive officers of stock options and restricted stock.

The compensation committee grants stock options primarily to reward prior performance but also to retain executive officers and provide incentives for future exceptional performance. The size of the stock option grant increases as the rank of the executive officer increases. For our President and Chief Executive Officer, the stock option grant made to Dr. Luderer at the commencement of his employment in 2006 is the largest element of the total compensation package. We have not adopted stock ownership guidelines.

In determining the amount, if any, of stock options to be granted to executive officers, the compensation committee considers numerous factors, including:

•	our financial and operating performance during the relevant period;

•	achievement of non-financial goals;

•	the executive officer’s contribution to our success and anticipated future contributions;

•	the level of competition for executives with comparable skills and experience;

•	a review of compensation for comparable positions included in the Radford Survey;

•	the total number of stock options granted to an executive over the course of his career, together with the retentive effect of additional stock option grants;

•	the executive officer’s total cash compensation; and

•	periodic reviews of the equity holdings of each of our current executive officers.

Initial Stock Option Awards. We typically make an initial award of stock options to new executive officers in connection with the commencement of their employment. Those grants have an exercise price equal to the fair market value of our common stock on the grant date, as determined by our board of directors, and a vesting schedule of 25% on the first anniversary of the date of hire and generally quarterly thereafter for the next three years. The initial stock option awards are intended to provide the executive with incentive to build value in the organization over an extended period of time and to maintain competitive levels of total compensation. Our President and Chief Executive Officer is currently authorized by the compensation committee to determine the size of the initial stock option grants, subject to the conditions that no option granted pursuant to this authority may be for more than 18,000 shares. In addition, only our compensation committee, and not our President and Chief Executive Officer, may award initial stock option grants to any employee with a title of vice president or higher or a base salary that exceeds $175,000.

Stock Option Grants as Component of Annual Bonus or Merit-Based Bonus. Prior to fiscal year 2007, our bonus compensation under our Annual Performance Bonus Plan was typically comprised of 100% stock options. The compensation committee believes that stock options provide management with a strong link to long-term corporate performance and the creation of stockholder value. In December 2006, separate from our Annual Performance Bonus Plan, our compensation committee approved, and in January 2007, we issued stock option awards to Mr. Ellis, Dr. Brenan and Mr. Pescatore for 25,000, 25,000 and 35,000 shares, respectively. These stock option awards were granted as additional bonus compensation for services performed during fiscal year 2006. The compensation committee based the amounts of these grants upon the individual’s performance against their specific performance objectives, as evaluated by our Chief Executive Officer and approved by the compensation committee. The Chief Executive Officer recommended a performance rating, which was considered by the compensation committee in approving the stock option grant. When granting these options the compensation committee took into account the number of options previously issued to each of our executive officers, options issued to other employees during 2006 and the total percentage these options represent of our shares outstanding on a fully diluted basis. The aggregate amount of options granted to Mr. Ellis, Dr. Brenan and Mr. Pescatore represented approximately 0.7% of our fully diluted outstanding shares.

In addition, if an employee receives a promotion during the year or has performed beyond expectations during a particular year, our President and Chief Executive Officer has the authority to grant stock option awards in connection with the promotion or as special recognition within certain parameters, beyond which compensation committee or board approval is required. Only our compensation committee, and not our President and Chief Executive Officer, may award promotion or special recognition grants to any executive with a title of vice president or higher or a base salary that exceeds $175,000. Generally, these promotion grants begin to vest on the date our President and Chief Executive Officer or the compensation committee approves the grant. In April 2007, our compensation committee granted Mr. Pescatore a stock option to purchase 50,000 shares of our common stock as a long-term incentive to retain Mr. Pescatore as he transitioned from his finance role to head our manufacturing operations. Mr. Pescatore was the only executive officer to receive a merit-based stock option for performance in 2007.

Other Compensation. We maintain broad-based benefits and perquisites that are provided to all employees, including health insurance, life and disability insurance, dental insurance and a 401(k) plan. In addition, we may assist with certain expenses associated with an executive joining and maintaining their employment with us. For example, we may, if approved by the compensation committee, reimburse our executive officers for relocation expenses.

We believe that these forms of compensation create additional incentive for an executive to join our company in a position where there is high market demand.

Termination Based Compensation. Upon termination of employment under certain circumstances, our executive officers are entitled to receive varying types and amounts of compensation. Elements of this compensation include payments based upon a number of months of base salary, acceleration of vesting of stock options and health and other similar benefits. We also have granted severance and acceleration of vesting of equity benefits to our executives in the event of a change of control if the executive is terminated within a certain period of time following the change of control. The specific provisions of each executive officer’s arrangement are described in further detail below under “—Potential Payments Upon Termination or Change in Control.” We believe that our termination-based compensation and acceleration of vesting of equity arrangements are comparable with severance packages offered to executive officers of other similar privately held venture-backed companies based on the knowledge of the members of our board of directors who are also board members of other privately held venture-backed companies. The compensation committee also considered the caliber of service and experience our executives bring to the Company, the competitiveness we faced in filling the position and the market information available.

Relationship of Elements of Compensation

Our compensation structure primarily comprises base salary, annual performance bonus and stock options. In setting executive compensation, the compensation committee considers the aggregate compensation payable to an executive officer and the form of the compensation. The compensation committee seeks to achieve an appropriate balance between immediate cash rewards and long-term financial incentives for the achievement of both annual and long-term financial and non-financial objectives.

The compensation committee currently utilizes stock options as a substantial component of compensation because we currently have no earnings and expect this to be the case for the next three to five years. Our mix of cash and non-cash compensation balances our need to limit cash expenditures with the expectations of those individuals that we hope to recruit and retain as employees.

The compensation committee manages the expected impact of salary increases and performance bonuses by requiring that the size of any salary increases and bonuses be tied to attainment of corporate and individual goals. For example, the size of each employee’s bonus is determined not only by individual performance, but also by whether we have met our corporate goals.

The compensation committee views the award of stock options as a primary long-term retention benefit. The compensation committee has made the award of stock options a significant component of total compensation and also ties the earning of these awards to long-term vesting schedules, generally four years. If an employee leaves our employ before the completion of the vesting period, then that employee would not receive any benefit from the non-vested portion of his award. We believe that this feature makes it more attractive to remain as our employee and these arrangements do not require substantial cash payments by us.

The compensation committee reviews from time to time the mix of the compensation elements for executive officers against comparable companies in our industry. The size and mix of each element in a compensation package is based on the impact of the position on the company, market practice and overall corporate and individual performance relative to stated corporate goals. The level of incentive compensation typically increases in relation to an executive officer’s responsibilities and ability to meet individual and corporate goals. The compensation committee believes that making a significant portion of an executive officer’s compensation contingent on corporate performance more closely aligns the executive officer’s interests with those of our stockholders.

The compensation committee may decide, as appropriate, to modify the mix of base salary, annual and long-term incentives to best fit an executive officer’s specific circumstances or if required by competitive market conditions for attracting and retaining skilled personnel. For example, the compensation committee may make the decision to award more cash and not award a stock option. The compensation committee may also decide to award additional stock options to an executive officer if the total number of stock option grants received during an individual’s employment with us does not adequately reflect the executive’s current position. We believe that this discretion and flexibility allows the compensation committee to better achieve our compensation objectives.

Fiscal 2008 Compensation

In December 2007, our President and Chief Executive Officer, with input from our Vice President, Human Resources and Organizational Development, evaluated each executive officer and then submitted recommendations to the compensation committee for the 2008 bonus targets and stock option awards. In the case of our President and Chief Executive Officer, his individual performance evaluation was conducted by the compensation committee.

In January 2008, our compensation committee approved increases to the 2008 bonus targets applicable to Drs. Luderer and Brenan and Messrs. Leathe, Ellis and Pescatore, as set forth below:

Annual Bonus Targets and Bonus Plan

	Former Bonus	New Target Bonus
	Percentage (% of	Percentage (% of
Name and Position	Base Salary)	Base Salary)

Albert A. Luderer, Ph.D.	30%	50%
President and Chief Executive Officer
Jeffrey C. Leathe, CPA	30%	40%
Senior Vice President and Chief Financial Officer
Robert H. Ellis	30%	40%
Executive Chairman and President of International Sales
Colin J.H. Brenan, Ph.D.	30%	40%
Chief Technology Officer, Vice President, Business Development
Paul E. Pescatore	25%	40%
Senior Vice President, Quality and Operations

In approving the increase in the annual bonus targets, the compensation committee considered a report produced by Johnson Associates that proposed increasing annual bonus targets for our executive officers. The compensation committee believed that increasing such targets would provide proper incentives for the executive officers and provide them with a higher percentage of income based on performance.

In May 2008, our compensation committee approved the performance objectives the Company would need to achieve to fund the 2008 bonus plan. These performance objectives were set based upon the Company’s 2008 operating plan and 2008 budget. The specific 2008 corporate objectives are:

•	grow combined life science sales;

•	improve operating EBITDA, or earnings before interest, taxes, depreciation and amortization;

•	execute near-term financing plan and establish long-term financing strategy, which includes the completion of an initial public offering;

•	improve manufacturing operations to support growth, including enhancing our information and quality systems while improving manufacturing costs and facilities; and

•	execute the first phase of the molecular diagnostics initiative, which involves enhancing our presence in the molecular diagnostics marketplace by growing our customer base in research only applications.

Based on current projections, we expect that it is reasonably likely that we will achieve the life science sales goal in 2008 and it is reasonably likely that we will not achieve our improvement in EBITDA goal in 2008.

The Company and the executive officers are in the process of creating individual goals. The Chief Executive Officer does not have individual goals because his bonus is based solely on the Company’s goals.

Stock Option Awards

In March 2008, our compensation committee approved option awards to Mr. Leathe, Mr.  Ellis, Dr. Brenan and Mr. Pescatore as set forth in the table below.

Stock Option Award
Name and Position	(# of shares)(1)

Jeffrey C. Leathe, CPA	205,567(2)
Senior Vice President and Chief Financial Officer
Robert H. Ellis	519(3)
Executive Chairman and President of International Sales
Colin J.H. Brenan, Ph.D.	519(3)
Chief Technology Officer, Vice President, Business Development
Paul E. Pescatore	726(3)
Senior Vice President, Quality and Operations

(1)	All stock options were issued under our 2000 Plan.
(2)	The stock option has an exercise price of $3.15 per share and will vest as to 25% of the shares on October 29, 2008, the first anniversary of Mr. Leathe’s hire date, and as to an additional 2.08% per month thereafter.

(3)	The stock options have an exercise price of $3.15 per share and vested as to 37.5% of the shares on July 1, 2008 and will vest as to an additional 6.25% per quarter thereafter.

Conclusion

Our compensation policies are designed and are continually being developed to retain and motivate our executive officers and to reward them for outstanding individual and corporate performance.

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended December 31, 2007 earned or paid to our Chief Executive Officer, our Chief Financial Officer, our former principal financial officer and our two other most highly compensated executive officers, other than our Chief Executive Officer and Chief Financial Officer. We refer to these individuals as our named executive officers.

						Non-Equity
				Option		Incentive Plan	All Other
		Salary	Bonus	Awards		Compensation	Compensation		Total
Name and Principal Position	Year	($)	($)	($)(1)		($)	($)		($)

Albert A. Luderer, Ph.D.	2007	260,004	50,000	116,620	(2)	58,500	23,105	(3)	508,229
President and Chief Executive Officer
Jeffrey C. Leathe, CPA(4)	2007	49,006	0	0		0	917	(5)	49,923
Senior Vice President and Chief Financial Officer
Robert H. Ellis	2007	244,712	100,000	14,354	(6)	20,000	16,052	(7)	395,118
Executive Chairman and President of International Sales
Colin J.H. Brenan, Ph.D.	2007	214,335	0	8,449	(8)	51,000	4,552	(9)	278,336
Chief Technology Officer, Vice President, Business Development
Paul E. Pescatore,(10)	2007	181,562	0	29,497	(11)	21,000	2,953	(12)	235,012
Senior Vice President, Quality and Operations and Former Vice President, Finance

(1)	See Note 5 to our financial statements included elsewhere in this prospectus for details as to the assumptions used to determine the fair value of the option awards. See also our discussion of share-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Share-Based Compensation.”
(2)	Represents the compensation expense incurred by us in fiscal year 2007 in connection with our option grant on August 28, 2006 to Dr. Luderer to purchase 848,500 shares of common stock, calculated in accordance with SFAS 123R.
(3)	Consists of life insurance premiums of $1,246, matching contributions under our 401(k) Plan of $4,545 and $17,314 of relocation expenses.
(4)	Mr. Leathe commenced employment with us as our Senior Vice President and Chief Financial Officer effective October 29, 2007.
(5)	Represents matching contributions under our 401(k) retirement plan.
(6)	Consists of $8,053 and $6,301, representing the compensation expense incurred by us in fiscal year 2007 in connection with option grants to Mr. Ellis to purchase 75,000 shares of common stock on May 5, 2006 and 25,000 shares of common stock on January 1, 2007, calculated in accordance with SFAS 123R.

(7)	Consists of life insurance premiums of $1,058, matching contributions under our 401(k) Plan of $4,486, truck lease of $4,398, apartment rental fees of $3,180, cell phone fees of $1,840, meals and entertainment expenses of $555 and transportation expenses of $535.
(8)	Consists of $2,148 and $6,301, representing the compensation expense incurred by us in fiscal year 2007 in connection with option grants to Dr. Brenan to purchase 20,000 shares of common stock on May 5, 2006 and 25,000 shares of common stock on January 1, 2007, calculated in accordance with SFAS 123R.
(9)	Consists of life insurance premiums of $999 and matching contributions under our 401(k) Plan of $3,553.

(10)	Mr. Pescatore ceased acting as our principal financial officer and Vice President, Finance effective October 29, 2007.
(11)	Consists of $1,074, $8,590, $8,821 and $11,012, representing the compensation expense incurred by us in fiscal year 2007 in connection with option grants to Mr. Pescatore to purchase 10,000 shares of common stock on May 5, 2006, 80,000 shares of common stock on August 8, 2006, 35,000 shares of common stock on January 1, 2007 and 50,000 shares of common stock on April 16, 2007, calculated in accordance with SFAS 123R.
(12)	Consists of life insurance premiums of $904 and matching contributions under our 401(k) Plan of $2,049.

Grants of Plan-Based Awards

The following table shows information regarding grants of non-equity incentive plan awards and grants of equity awards that we made during the fiscal year ended December 31, 2007 to each of the executive officers named in the Summary Compensation Table.

						All Other
						Option		Fair	Grant
						Awards:	Exercise	Market	Date
			Estimated Possible Payouts			Number of	or Base	Value of	Fair Value
			Under Non-Equity Incentive			Securities	Price of	Common	of Stock
			Plan Awards(1)(2)			Underlying	Option	Stock on	and Option
Name and	Grant	Approval	Threshold	Target	Maximum	Options	Awards	Grant Date	Awards
Principal Position	Date	Date	($)	($)	($)	(#)	($/Sh)	($/Sh)(3)	($)(4)

Albert A. Luderer, Ph.D.
Cash Bonus			62,401	78,001	93,601	—	—	—	—
Jeffrey C. Leathe, CPA			—	—	—	—	—	—	—
Robert H. Ellis
Cash Bonus			58,656	73,320	87,984
Option grant(5)	1/1/2007	12/19/2006				25,000	$0.50	$0.67	25,203
Option modification	10/18/2007	N/A				25,000	$0.67	$2.21	0 (6)
Colin J.H. Brenan, Ph.D.
Cash Bonus			54,000	67,500	81,000
Option grant(5)	1/1/2007	12/19/2006				25,000	$0.50	$0.67	25,203
Option modification	10/18/2007	N/A				25,000	$0.67	$2.21	0 (6)
Paul E. Pescatore
Cash Bonus			42,000	52,500	63,000
Option grant(5)	1/1/2007	12/19/2006				35,000	$0.50	$0.67	35,284
Option grant(5)	4/16/2007	4/4/2007				50,000	$0.50	$0.67	66,074
Option modification	10/18/2007	N/A				35,000	$0.67	$2.21	0 (6)
Option modification	10/18/2007	N/A				50,000	$0.67	$2.21	0 (6)

(1)	The amounts in these columns for Dr. Luderer, Mr. Ellis and Dr. Brenan are based on a bonus target of 30% of base salary with a threshold of 80% of target and a maximum of 120% of target. For more information regarding our annual performance bonus awards, see “Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation—2007 Annual Performance Bonus Plan.”
(2)	The amounts in these columns for Mr. Pescatore are based on a bonus target of 25% of base salary with a threshold of 80% of target and a maximum of 120% of target. For more information regarding our annual performance bonus awards, see “Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation—2007 Annual Performance Bonus Plan.”
(3)	Represents the estimated fair market value of one share of our common stock on the grant date.
(4)	See Note 5 to our financial statements included elsewhere in this prospectus for details as to the assumptions used to determine the fair value of the stock option awards. See also our discussion of share-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Share-Based Compensation.”
(5)	This option was originally granted on January 1, 2007 with an exercise price of $0.50 per share and was repriced effective October 18, 2007 to an exercise price of $0.67 per share.
(6)	This modification involved no consideration to the executive and we did not recognize any expense associated with this modification in accordance with SFAS 123R.

Employment Agreements and Offer Letters with Named Executive Officers

Letter Agreement and Employment Agreement with Albert A. Luderer, Ph.D., our President and Chief Executive Officer.  Prior to December 2007, certain elements of Dr. Luderer’s compensation were set forth in a letter agreement that we executed with him at the time his employment with us commenced. The letter agreement provided for, among other things, his initial annual base salary, eligibility to receive annual performance-based bonuses and certain severance payments to be made by us upon termination of his employment without cause. Additionally, pursuant to our letter agreement with Dr. Luderer, he was granted a stock option to purchase 848,500 shares of our common at an exercise price of $0.50 per share. The option vested as to 25% of the shares on August 1, 2007, the first anniversary of his hire date, and as to 6.25% of the shares per quarter thereafter. Pursuant to our stock option agreement with Dr. Luderer, dated August 18, 2006, 42,425 shares were to immediately vest upon the closing of a partnership deal and 127,275 shares will vest upon an equity financing transaction of at least $25,000,000, including our initial public offering. In November 2007, the compensation committee approved the immediate acceleration of options to acquire 85,000 shares of common stock in recognition of Dr. Luderer’s efforts in connection with the closing of the collaboration agreement with Applied Biosystems. As a result of the immediate vesting of 85,000 shares of common stock, the remaining unvested shares will vest quarterly for the remainder of the four-year vesting term of the stock option agreement. From January 2007 until December 2007, Dr. Luderer’s base salary was $260,004.

In December 2007, we entered into an employment agreement with Dr. Luderer to serve as our President and Chief Executive Officer. Pursuant to this agreement, Dr. Luderer’s base salary remained $260,004 but was required to be reviewed annually for increases, but not decreases, by the compensation committee of our board of directors. In addition, under this agreement Dr. Luderer had the opportunity to earn a performance bonus under any annual bonus plan established by our board of directors in its sole discretion. Under this agreement, in the event Dr. Luderer’s employment was terminated without cause by us, as defined in the employment agreement, or by Dr. Luderer with good reason, as defined in the employment agreement, he would have been entitled to receive severance payments and the continued vesting of his stock options during the severance period. See “—Potential Payments Upon Termination or Change in Control.” This agreement did not have a defined term.

In May 2008, we amended and restated Dr. Luderer’s employment agreement. Pursuant to the terms of this agreement, Dr. Luderer receives a base salary of $350,000, which is to be reviewed annually and may be adjusted upward at the discretion of the compensation committee. This agreement provides for, among other things, eligibility to participate in any bonus plan that is approved by our compensation committee and eligibility to participate in our employee benefit plans, to the extent he is eligible for those plans, on the same terms as other employees.

Under the terms of the amended and restated agreement, if we terminate Dr. Luderer without cause, as defined in the agreement, or if he terminates his employment for good reason, as defined in the agreement, within one year following a change of control, or if Dr. Luderer resigns during the period between 90 days and 120 days following a change of control, he is entitled to receive (1) continued payments of base salary during a 12-month severance period, (2) continuation of benefits for 12 months, (3) accrued but unused vacation for the year and (4) an extension of the exercise period for all options until 90 days after the 12-month severance period. Additionally, if a change of control occurs either while Dr. Luderer is employed by us or during the 12-month severance period following a termination without cause, all remaining non-vested stock options or restricted stock held as of December 5, 2007 shall immediately accelerate and become exercisable. Dr. Luderer is also entitled to receive a gross-up amount to compensate him for any golden parachute excise taxes imposed by the Internal Revenue Code.

Pursuant to the terms of this agreement, Dr. Luderer has agreed, with some exceptions, not to compete with us or to solicit customers or employees of ours for a period of one year after the termination of his employment.

Offer Letter with Jeffrey C. Leathe, our Senior Vice President and Chief Financial Officer.  Pursuant to a letter agreement dated October 9, 2007 between us and Jeffrey C. Leathe, we agreed to employ Mr. Leathe as Senior Vice President and Chief Financial Officer beginning October 29, 2007. Mr. Leathe’s annual base salary is $275,000. In fiscal year 2007, Mr. Leathe was not eligible for a bonus since he was not employed by us prior to October 1, 2007. Pursuant to his offer letter, Mr. Leathe will be eligible for a bonus of up to 30% of his base salary beginning in fiscal year 2008, based on the achievement of criteria to be agreed to by Dr. Luderer and the compensation committee.

Upon appointment as our Senior Vice President and Chief Financial Officer, and as provided in the letter agreement, Mr. Leathe was promised a stock option to purchase 205,567 shares of our common stock at an exercise price equal to the fair market value on the date of grant. This option was granted to Mr. Leathe in February 2008 at an exercise price of $3.15 per share. The option shall vest as to 25% of the shares on October 29, 2008, the first anniversary of his hire date, and as to an additional 2.08% of the shares monthly thereafter. The terms of Mr. Leathe’s letter agreement provide immediate vesting as to 25% of the options upon a successful initial public offering of our common stock. In addition, in March 2008, we entered into a bonus plan with Mr. Leathe to pay him $164,841 in installments provided that he is employed by the Company on each payment date. Twenty-five percent of the amount will be paid on October 29, 2008, 75% of the bonus amount will be paid monthly thereafter for 36 months. In the event of a change in control, the entire unpaid portion will be paid.

In the event Mr. Leathe’s employment is terminated without cause by us, Mr. Leathe is entitled to receive severance payments and the immediate vesting of his non-vested stock options. See “—Potential Payments Upon Termination or Change in Control.” Mr. Leathe’s letter agreement does not have a defined term.

As a condition of employment, Mr. Leathe has entered into non-competition, confidentiality and inventions agreements pursuant to which he has agreed not to compete with us for a period of 12 months after the termination of his employment.

Employment Agreements with Robert H. Ellis, our Executive Chairman and President, International Sales.
Prior to December 2007, certain elements of Mr. Ellis’ compensation and other employment arrangements were set forth in an employment agreement that we executed with him in April 2004, as amended in May 2007. The employment agreement provided for, among other things, his annual base salary, eligibility to receive annual performance-based bonuses and certain severance payments to be made by us upon termination of his employment without cause. From January 2007 until December 2007, pursuant to Mr. Ellis’ former employment agreement, Mr. Ellis’ base salary was $244,400.

In December 2007, we entered into an employment agreement with Mr. Ellis to serve as our Executive Chairman and President, International Sales. Pursuant to this agreement, Mr. Ellis’ base salary remained $244,400, but was required to be reviewed annually for increases, but not decreases, by the compensation committee of our board of directors. In addition, under this agreement Mr. Ellis had the opportunity to earn a performance bonus under any annual bonus plan established by our board of directors in its sole discretion. Under this agreement, in the event Mr. Ellis’ employment was terminated without cause by us, as defined in the employment agreement, or by Mr. Ellis with good reason, as defined in the employment agreement, he would have been entitled to receive severance payments and the continued vesting of his stock options during the severance period. See “—Potential Payments Upon Termination or Change in Control.” This employment agreement did not have a defined term.

In May 2008, we amended and restated Mr. Ellis’ employment agreement. Pursuant to the terms of this agreement, Mr. Ellis receives a base salary of $244,400, which is to be reviewed annually and may be adjusted upward at the discretion of the compensation committee. This agreement provides for, among other things, eligibility to participate in any bonus plan that is approved by our compensation committee and eligibility to participate in our employee benefit plans, to the extent he is eligible for those plans, on the same terms as other employees.

Under the terms of the amended and restated agreement, if we terminate Mr. Ellis without cause, as defined in the agreement, or if he terminates his employment for good reason, as defined in the agreement, within one year following a change of control, he is entitled to receive (1) continued payments of base salary during a 12-month severance period, (2) continuation of benefits for 12 months, (3) accrued but unused vacation for the year and (4) an extension of the exercise period for all options until 90 days after the 12-month severance period. Additionally, if Mr. Ellis’ employment is terminated without cause within one year following a change of control or if Mr. Ellis terminates his employment for good reason, all non-vested stock options or restricted stock held as of the effective date of such termination shall immediately accelerate and become exercisable.

Employment Agreements with Colin J.H. Brenan, Ph.D., our Chief Technology Officer and Vice President, Business Development.  Prior to December 2007, certain elements of Dr. Brenan’s compensation were set forth in an employment agreement that we executed with him at the time his employment with us commenced. The employment agreements provided for, among other things, his annual base salary, eligibility to receive annual performance-based bonuses and certain severance payments to be made by us upon termination of his employment without cause. Since the date of this employment agreement, the compensation paid to Mr. Brenan has been increased and the amount of bonuses has increased. From January 2007 until June 2007, Dr. Brenan’s base salary was $198,656 and from July 2007 until December 2007, Dr. Brenan’s base salary was $225,000.

In December 2007, we entered into an employment agreement with Dr. Brenan to serve as our Chief Technology Officer and Vice President, Business Development. Pursuant to this agreement, Dr. Brenan’s base salary was $225,000, but was required to be reviewed annually for increases, but not decreases, by the compensation committee of our board of directors. In addition, under this agreement Dr. Brenan had the opportunity to earn a performance bonus under any annual bonus plan established by our board of directors in its sole discretion. Under this agreement in the event Dr. Brenan’s employment was terminated without cause by us, as defined in the employment agreement, or by Dr. Brenan with good reason, as defined in the employment agreement, he would have been entitled to receive severance payments and the continued vesting of his stock options during the severance period. See “—Potential Payments Upon Termination or Change in Control.” This employment agreement did not have a defined term.

In May 2008, we amended and restated Dr. Brenan’s employment agreement to serve as our Chief Technology Officer and Senior Vice President of Business Development. Pursuant to the terms of this agreement, Dr. Brenan receives a base salary of $236,250, which is to be reviewed annually and may be adjusted upward at the discretion of the compensation committee. This agreement provides for, among other things, eligibility to participate in any bonus plan that is approved by our compensation committee and eligibility to participate in our employee benefit plans, to the extent he is eligible for those plans, on the same terms as other employees.

Under the terms of the amended and restated agreement, if we terminate Dr. Brenan without cause, as defined in the agreement, or if he terminates his employment for good reason, as defined in the agreement, within one year following a change of control, he is entitled to receive (1) continued payments of base salary during a 12-month severance period, (2) continuation of benefits for 12 months, (3) accrued but unused vacation for the year and (4) an extension of the exercise period for all options until 90 days after the 12-month severance period. Additionally, if Dr. Brenan’s employment is terminated without cause within one year following a change of control or if Dr. Brenan terminates his employment for good reason, all non-vested stock options or restricted stock held as of the effective date of such termination shall immediately accelerate and become exercisable.

Pursuant to the terms of this agreement, Dr. Brenan has agreed, with some exceptions, not to compete with us or to solicit customers or employees of ours for a period of one year after the termination of his employment.

Letter Agreement and Employment Agreement with Paul E. Pescatore, our Senior Vice President, Quality and Operations.  Prior to December 2007, certain elements of Mr. Pescatore’s compensation were set forth in a letter agreement that we executed with him at the time his employment with us commenced. The letter agreements provided for, among other things, his initial annual base salary, eligibility to receive annual performance-based bonuses and an initial stock option award. Since the date of this letter agreement, the compensation paid to Mr. Pescatore has been increased, additional equity awards have been awarded and the amount of bonuses has increased. From January 2007 until April 2007, Mr. Pescatore’s base salary was $156,000, and the compensation committee approved increases to Mr. Pescatore’s salary to $186,000 in April 2007 and $210,000 in November 2007.

In December 2007, we entered into an employment agreement with Mr. Pescatore to serve as our Senior Vice President, Quality and Operations. Pursuant to this agreement, Mr. Pescatore’s base salary remained $210,000, but was required to be reviewed annually for increases, but not decreases, by the compensation committee of our board of directors. In addition, under this agreement Mr. Pescatore had the opportunity to earn a performance bonus under any annual bonus plan established by our board of directors, in its sole discretion. Under this agreement, in the event Mr. Pescatore’s employment was terminated without cause by us, as defined in the employment agreement, or by Mr. Pescatore with good reason, as defined in the employment agreement, he would have been entitled to receive severance payments and the continued vesting of his stock options during the severance period. See “—Potential Payments Upon Termination or Change in Control.” This agreement did not have a defined term.

In May 2008, we amended and restated Mr. Pescatore’s employment agreement. Pursuant to the terms of this agreement, Mr. Pescatore receives a base salary of $210,000, which is to be reviewed annually and may be adjusted upward at the discretion of the compensation committee. This agreement provides for, among other things, eligibility to participate in any bonus plan that is approved by our compensation committee and eligibility to participate in our employee benefit plans, to the extent he is eligible for those plans, on the same terms as other employees.

Under the terms of the amended and restated agreement, if we terminate Mr. Pescatore without cause, as defined in the agreement, or if he terminates his employment for good reason, as defined in the agreement, within one year following a change of control, he is entitled to receive (1) continued payments of base salary during a 12-month severance period, (2) continuation of benefits for 12 months, (3) accrued but unused vacation for the year, (4) continued vesting of all non-vested stock options or restricted stock during the 12-month severance period, and (5) an extension of the exercise period for all options until 90 days after the 12-month severance period.

Pursuant to the terms of this agreement, Mr. Pescatore has agreed, with some exceptions, not to compete with us or to solicit customers or employees of ours for a period of one year after the termination of his employment.

In June 2008, we decided to reorganize our management structure and eliminated the position of Senior Vice President, Quality and Operations. Pursuant to a letter agreement with Mr. Pescatore dated June 25, 2008, Mr. Pescatore will continue employment with us until October 1, 2008. The terms of the amended and restated employment agreement and the letter agreement provide that Mr. Pescatore will be entitled to receive (1) continued payments of base salary during the 12-month severance period from October 1, 2008 to September 30, 2009, (2) continuation of benefits during the 12-month severance period, (3) accrued but unused vacation as of October 1, 2008, (4) a prorated bonus pursuant to our corporate bonus plan, if applicable, (5) accelerated vesting of a stock option that he received on April 16, 2007 for 50,000 shares and continued vesting of all other non-vested stock options or restricted stock during the 12-month severance period and (6) the extension of the exercise period for all options until 90 days after the 12-month severance period.

Fiscal Year 2007 Performance Option Awards to Named Executive Officers

All of the stock option awards listed in the Grants of Plan-Based Awards table were granted pursuant to our 2000 Plan with an exercise price per share of $0.50. In October 2007, we determined that the fair market value of our common stock on the date of grant was $0.67, and with the consent of the affected executives, the options were amended to increase the option price to $0.67 per share. The options vest quarterly over four years beginning on the original date of grant, January 1, 2007. All stock option awards issued on January 1, 2007 were granted as bonus compensation for services performed in fiscal year 2006. For the convenience of the compensation committee, these options were approved by the compensation committee on December 19, 2006 and issued on January 1, 2007, the first day of our fiscal year. Mr. Pescatore’s option award issued on April 16, 2007 was granted for retention purposes. Although the compensation committee approved the offer of this option award on April 4, 2007, the grant of the award was subject to Mr. Pescatore’s acceptance of the retention agreement, which occurred on April 16, 2007. Accordingly, pursuant to SFAS 123R, the grant date is April 16, 2007.

2007 Cash Bonus Plan

In December 2006, our compensation committee approved our 2007 cash bonus plan. Pursuant to the 2007 cash bonus plan, the target bonus potential for Drs. Luderer and Brenan and Mr. Ellis was 30% and the target bonus potential for Mr. Pescatore was 25%. Mr. Leathe was not eligible to receive a bonus in 2007. The amounts of annual cash bonus awards earned by each of our named executive officers for performance during 2007 was determined in December 2007. For 2007, the compensation committee determined that we achieved 75% of our corporate goals. In addition, the compensation committee determined that Drs. Luderer and Brenan each achieved 100% of their individual goals and Messrs. Ellis and Pescatore each achieved 25% and 50%, respectively, of their individual goals.

401(k) Plan

Our employee savings and retirement plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. In December 2006, the board of directors approved a Company contribution to the plan for our fiscal year 2007. Prior to fiscal year 2007, we had not made matching or additional contributions to the 401(k) plan. For fiscal year 2007, we matched 50% of an employee’s contribution, up to a maximum of 2% of salary, subject to Internal Revenue Service salary limitations.

Outstanding Equity Awards at 2007 Fiscal Year End

The following table presents the outstanding equity awards held by each of our named executive officers as of December 31, 2007.

	Option Awards
	Number of		Number of
	Securities Underlying		Securities Underlying		Option
	Unexercised Options,		Unexercised Options,		Exercise	Option
	Exercisable		Unexercisable		Price	Expiration
Name	(#)		(#)		($)	Date

Albert A. Luderer, Ph.D.	350,156	(1)	498,344	(2)	0.50	8/28/16
President and Chief Executive Officer

Jeffrey C. Leathe, CPA	—		—		—	—
Senior Vice President and Chief Financial Officer

Robert H. Ellis	119,773		—		0.50	5/1/13
Executive Chairman and President of	308,438		6,562	(3)	0.50	4/20/14
International Sales	37,500		37,500	(4)	0.50	1/1/16
	6,250		18,750	(5)	0.67	1/1/17

Colin J.H. Brenan, Ph.D.	23,730		—		0.55	6/3/12
Chief Technology Officer,	9,792		208	(6)	0.50	4/20/14
Vice President, Business Development	10,000		10,000	(7)	0.50	1/1/16
	6,250		18,750	(5)	0.67	1/1/17

Paul E. Pescatore	4,688		4,312	(8)	0.50	11/1/15
Senior Vice President,	40,000		40,000	(9)	0.50	1/1/16
Quality and Operations	5,000		5,000	(10)	0.50	1/1/16
	8,750		26,250	(11)	0.67	1/1/17
	6,250		43,750	(12)	0.67	4/16/17

(1)	The option vested as to 212,125 of the shares on August 1, 2007, 53,031 of the shares on November 1, 2007 and 85,000 of the shares on November 20, 2007.

(2)	The option vested as to 135,912 shares as of August 1, 2008 and will vest as to an additional 45,304 shares per quarter thereafter pursuant to our stock option agreement with Dr. Luderer, upon an equity investment in the Company of at least $25,000,000, 127,275 of the shares will immediately vest and the remaining unvested shares will vest ratably over the remaining term of the stock option agreement.

(3)	The option vested as to 6,562 shares on January 1, 2008.

(4)	The option vested as to 9,375 shares on July 1, 2008 and will vest as to 4,687 shares per quarter thereafter.

(5)	The option vested as to 3,125 shares on July 1, 2008 and will vest as to 1,562 shares per quarter thereafter.

(6)	The option fully vested on January 1, 2008.

(7)	The option vested as to 2,500 shares on July 1, 2008 and will vest as to 1,250 shares per quarter thereafter.

(8)	The option vested as to 1,500 shares on August 1, 2008 and will vest as to 188 shares per month thereafter.

(9)	The option vested as to 10,000 shares on July 1, 2008 and will vest as to 5,000 shares per quarter thereafter.

(10)	The option vested as to 1,250 shares on July 1, 2008 and will vest as to 625 shares per quarter thereafter.

(11)	The option vested as to 4,375 shares on July 1, 2008 and will vest as to 2,187 shares per quarter thereafter.

(12)	The option vested as to 9,375 shares on July 16, 2008 and is expected to fully vest on October 1, 2008.

Option Exercises and Stock Vested

There were no exercises of stock options held by our named executive officers during the fiscal year ended December 31, 2007.

Pension Benefits

We do not have any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not have any non-qualified defined contribution plans or other deferred compensation plans.

Potential Payments Upon Termination or Change in Control

Our employment agreements with Drs. Luderer and Brenan and Messrs. Ellis and Pescatore that were in effect as of December 31, 2007, and the letter agreement between us and Mr. Leathe provide for certain benefits upon the termination of employment. In each of our agreements with Drs. Luderer and Brenan and Messrs. Ellis and Pescatore, if the executive terminates employment for good reason or if we terminate his employment without cause, he is entitled to receive 12 months as severance compensation, continuation of benefits for 12 months and all non-vested stock options or restricted held by the executive will continue to vest for 12 months. Additionally, following a change in control, if the executive terminates employment for good reason or if we terminate his employment without cause, he is entitled to accelerated vesting of all unvested stock options or restricted stock. Pursuant to our letter agreement with Mr. Leathe, if Mr. Leathe is terminated by us without cause, he is entitled to his base salary in 12 monthly payments and all non-vested stock options will become immediately vested and exercisable. The letter agreement with Mr. Leathe does not define cause.

The definition of change in control as set forth in our agreements with Drs. Luderer and Brenan and Messrs. Ellis and Pescatore includes the occurrence of one of the following events: (1) any person or group of persons becomes the beneficial owner, directly or indirectly, of 50% or more of our securities, other than as a result of an acquisition of securities directly from us; (2) persons who, as of the date of the employment agreement, constitute our board of directors, or incumbent directors, cease for any reason, to constitute at least a majority of the board of directors; (3) the consummation of any consolidation or merger of our Company where our stockholders, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own, directly or indirectly, shares representing in the aggregate more than 50% of our voting shares of the company issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any); (4) any sale, lease, exchange or other transfer of all or substantially all of our assets; or (5) the approval by our stockholders of any plan or proposal for our liquidation or dissolution.

The definition of cause as set forth in our agreements with Drs. Luderer and Brenan and Messrs. Ellis and Pescatore includes (1) the conviction of the executive by a court of competent jurisdiction of any felony involving dishonesty, breach of trust or misappropriation or the entering of a plea by the executive of nolo contendre thereto; (2) the commission by the executive of an act of fraud upon, or breaching his duty of loyalty to, us or any of our subsidiaries; (3) a conviction for willful violation of any law, rule or regulation governing our or any of our subsidiaries’ operations which is punishable by imprisonment for six months or more; (4) the substantial and continuing failure or refusal of the executive, after written notice thereof, to reasonably attempt to perform his or her job duties and responsibilities (other than failure or refusal resulting from incapacity due to physical disability or mental illness) which failure or refusal is committed in bad faith and is not in our best interest; (5) a breach by the executive of certain sections of his employment agreement, which breach continues for more than seven days after written notice has been given to the executive; or (6) the deliberate and willful disregard of our written rules or policies which results in a material and substantial loss, damage or injury to us.

The definition of good reason as set forth in our agreements with Drs. Luderer and Brenan and Messrs. Ellis and Pescatore includes (1) a reduction in the executive’s then-current annual base salary or bonus opportunity; (2) any failure to offer the executive the same level of benefits offered to similarly situated employees; (3) a significant diminution in the executive’s duties or responsibilities; (4) the relocation of the executive’s primary business location to a location that increases the executive’s commute by more than 50 miles compared to the commute of the executive to the executive’s then-current primary business location; (5) the failure to pay the executive any portion of his or her current base salary, bonus or benefits within 20 days of the date such compensation is due, based upon the payment terms currently in effect; or (6) our failure to obtain a reasonably satisfactory agreement from any successor to assume and agree to perform the employment agreement.

The following sets forth, as of December 31, 2007, the payments that would have been made to each of our named executive officers in the event of their termination without cause or as a result of a change in control.

Albert A. Luderer, Ph.D., President and Chief Executive Officer

		Termination by the
	Termination by the	Company Without Cause
	Company Without Cause	or by Executive for
Executive Benefits and	or by Executive for	Good Reason Following
Payments Upon Termination	Good Reason	Change of Control

Base salary(1)	$260,004	$260,004
Acceleration of vesting of equity	Continued vesting for 12 months of all unvested stock awards	100% of all unvested stock awards
Number of stock options and value upon termination(2)	181,216 shares	498,344 shares
	$543,648	$1,495,032
Post-termination benefits(1)	$16,837	$16,837
Total:	$820,489	$1,771,873

(1)	In the event the executive is employed by another company at the end of the six month period following the termination date, we will no longer be obligated to pay the executive severance payments or post-termination benefits.
(2)	There was no public market for our common stock on December 31, 2007. We have estimated the value of the unvested stock to be $3.00 per share as of December 31, 2007.

Jeffrey C. Leathe, Senior Vice President and Chief Financial Officer

Executive Benefits and	Termination by the
Payments Upon Termination	Company Without Cause

Base salary	$275,000

Robert H. Ellis, Executive Chairman and President of International Sales

		Termination by the
	Termination by the	Company Without Cause
	Company Without Cause	or by Executive for
Executive Benefits and	or by Executive for	Good Reason Following
Payments Upon Termination	Good Reason	Change of Control

Base salary(1)	$244,400	$244,400
Acceleration of vesting of equity	Continued vesting for 12 months of all unvested stock awards	100% of all unvested stock awards
Number of stock options and
value upon termination(2)	31,562 shares	62,812 shares
	$94,686	$188,436
Post-termination benefits(1)	$20,133	$20,133
Total:	$359,219	$452,969

(1)	In the event the executive is employed by another company at the end of the six month period following the termination date, we will no longer be obligated to pay the executive severance payments or post-termination benefits.
(2)	There was no public market for our common stock on December 31, 2007. We have estimated the value of the unvested stock to be $3.00 per share as of December 31, 2007.

Colin J.H. Brenan, Ph.D., Chief Technology Officer and Vice President of Business Development

		Termination by the
	Termination by the	Company Without Cause
	Company Without Cause	or by Executive for
Executive Benefits and	or by Executive for	Good Reason Following
Payments Upon Termination	Good Reason	Change of Control

Base salary(1)	$225,000	$225,000
Acceleration of vesting of equity	Continued vesting for 12 months of all unvested stock awards	100% of all unvested stock awards
Number of stock options and
value upon termination(2)	11,478 shares	28,958 shares
	$34,434	$86,874
Post-termination benefits(1)	$15,085	$15,085
Total:	$274,519	$326,959

(1)	In the event the executive is employed by another company at the end of the six month period following the termination date, we will no longer be obligated to pay the executive severance payments or post-termination benefits.
(2)	There was no public market for our common stock on December 31, 2007. We have estimated the value of the unvested stock to be $3.00 per share as of December 31, 2007.

Paul E. Pescatore, Senior Vice President, Quality and Operations

		Termination by the
	Termination by the	Company Without Cause
	Company Without Cause	or by Executive for
Executive Benefits and	or by Executive for	Good Reason Following
Payments Upon Termination	Good Reason	Change of Control

Base salary(1)	$210,000	$210,000
Acceleration of vesting of equity	Continued vesting for 12 months of all unvested stock awards	100% of all unvested stock awards
Number of stock options and
value upon termination(2)	46,000 shares	119,312 shares
	$138,000	$357,936
Post-termination benefits(1)	$2,510	$2,510
Total:	$350,510	$570,446

(1)	In the event the executive is employed by another company at the end of the six month period following the termination date, we will no longer be obligated to pay the executive severance payments or post-termination benefits.
(2)	There was no public market for our common stock on December 31, 2007. We have estimated the value of the unvested stock to be $3.00 per share as of December 31, 2007.

Director Compensation

We reimburse each member of our board of directors who is not an employee for reasonable travel and other expenses in connection with attending meetings of our board of directors or committees thereof. In addition, prior to the completion of this offering, our policy with respect to compensation of directors is that each director who is a non-employee and is not serving as a representative of any of our stockholders receives (i) an annual retainer of $12,000, payable quarterly in advance, (ii) meeting fees of $2,000 for each meeting of the board of directors attended in person, and (iii) meeting fees of $500 for each meeting of the board of directors, in excess of one hour, attended via teleconference.

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2007 to each of our non-employee directors.

Non-Equity
	Fees Earned or	Stock		Incentive Plan	All Other
	Paid in Cash	Awards		Compensation	Compensation	Total
Name	($)	($)(1)		($)	($)	($)

Edward L. Erickson	20,500	1,980	(2)	—	—	22,480
Gregory C. Critchfield, M.D.	—	25,733	(3)	—	—	25,733
Enrico Petrillo, M.D.	—	—		—	—	—
Joshua S. Phillips	—	—		—	—	—

(1)	See Note 5 to our financial statements included elsewhere in this prospectus for details as to the assumptions used to determine the fair value of the stock awards.
(2)	Represents the compensation expense incurred by us in fiscal year 2007 in connection with a stock grant to Mr. Erickson of 6,000 shares of restricted common stock on December 20, 2006, calculated in accordance with SFAS 123R.
(3)	Represents the compensation expense of $1,463 incurred by us in fiscal year 2007 in connection with a stock grant to Dr. Critchfield of 6,000 shares of restricted common stock on March 28, 2007, calculated in accordance with SFAS 123R and $24,270 of compensation expense related to 6,412 shares of our Series B-1 Preferred Shares issued to Dr. Critchfield in January 2008 for services provided in fiscal year 2007.

Compensation of Directors

In July 2008, our compensation committee approved our Director Compensation Policy to be effective upon completion of this offering. Under this policy, each outside director, as defined in the policy, will be compensated on an annual basis for providing services to us and will receive each year he or she is in office:

•	an equity award equal to $70,000 determined in such form as the compensation committee shall determine at the time of grant and which number of shares or other units shall be determined using a Black-Scholes calculation at the time of grant; and

•	a $55,000 annual cash retainer.

All equity awards granted pursuant to this policy will vest within one year of the date of grant and will vest in full immediately upon a change in control.

In addition, the chairman of the board and the chairman of our audit and compensation committees who are not employees will receive annual cash fees as follows:

•	Chairman of the Board of Directors — $25,000.

•	Audit Committee Chairman — $15,000.

•	Compensation Committee Chairman — $10,000.

Letter Agreement with Edward L. Erickson

On September 27, 2006, our board of directors approved the letter agreement pursuant to which we compensate Mr. Erickson as a non-employee director. Pursuant to the letter agreement dated September 27, 2006 and effective on the date of appointment to the board of directors, Mr. Erickson was awarded a grant of 6,000 shares of restricted common stock which vest ratably over twenty-four months starting on the date of grant, so long as Mr. Erickson is a non-employee director of the Company as of each relevant vesting date. Upon election to a second term to the board of directors, Mr. Erickson will be awarded a grant of 2,000 shares of restricted common stock which will vest ratably over twenty-four months starting on the date of grant so long as Mr. Erickson is a non-employee director of the Company as of each relevant vesting date.

Mr. Erickson is entitled to cash payments of (i) an annual retainer of $12,000, payable quarterly; (ii) $2,000 for each board of directors meeting of the Company attended in person; and (iii) $500 for each meeting of the board of directors attended by telephone in excess of one hour.

Mr. Erickson is also entitled to receive reimbursement of all reasonable travel and entertainment expenses incurred in connection with attending meetings of the board of directors and its committees.

This arrangement with Mr. Erickson will be terminated upon completion of this offering and he will be compensated under the terms of the Director Compensation Policy set forth above.

Letter Agreement with Gregory C. Critchfield, M.D.

On March 28, 2007, our board of directors approved the letter agreement pursuant to which we compensate Dr. Critchfield as a non-employee director. Pursuant to the letter agreement dated March 28, 2007, and effective on the date of appointment to the board of directors, Dr. Critchfield was awarded a grant of 6,000 shares of restricted common stock which vest ratably over twenty-four months starting on the date of grant.

Dr. Critchfield is entitled to compensation in the form of shares of our Series B-1 Convertible Preferred Stock, or at the sole discretion of our board of directors, in such shares of our capital securities as may be issued in the next round of equity financing. The number of compensation shares to be issued to Dr. Critchfield will be equal to the (A) sum of (i) an annual retainer of $12,000, prorated for partial periods; (ii) $2,000 for each meeting of our board of directors attended in person; and (iii) $500 for each meeting of the board of directors attended by telephone in excess of one hour, divided by (B) (i) if Series B-1 Convertible Preferred shares are to be issued, $2.99 per share or (ii) if the shares to be issued are the capital securities issued in our next round of financing, the price per share that such securities are issued. The shares were issued pursuant to a restricted stock agreement.

Dr. Critchfield is also entitled to receive reimbursement of all reasonable travel and entertainment expenses incurred in connection with attending meetings of the board of directors and its committees.

This arrangement with Dr. Critchfield will be terminated upon completion of this offering and he will be compensated under the terms of the Director Compensation Policy set forth above.

Stock and Benefit Plans

Amended 2000 Stock Plan

Our 2000 Plan was adopted by our board of directors in December 2000 and approved by our stockholders in November 2001. Our board of directors and stockholders have approved amendments to the 2000 Plan to increase the maximum amount of shares of common stock authorized for issuance under the 2000 Plan. As of August 1, 2008, a maximum of 3,238,262 shares of common stock were authorized for issuance under the 2000 Plan.

As of August 1, 2008, 213,412 shares had been issued upon the exercise of options granted under the 2000 Plan, 2,810,523 shares were subject to outstanding options under the 2000 Plan, and 202,327 shares were available for future grant under the 2000 Plan. After completion of this offering, the 2000 Plan will terminate, and we will grant no further options or other awards under this plan. All outstanding options granted under the 2000 Plan as of the date of termination will remain outstanding and subject to their respective terms and the terms of the 2000 Plan.

In March 2004, our board of directors delegated the authority to administer the 2000 Plan to our compensation committee. Our compensation committee has the authority to select the individuals to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award, to provide substitute awards and to determine the specific terms and conditions of each award, subject to the provisions of the 2000 Plan.

The 2000 Plan permits us to make grants of incentive stock options, non-qualified stock options and restricted stock awards to officers, employees, directors, consultants and advisors. Stock options granted under the 2000 Plan have a maximum term of 10 years from the date of grant and incentive stock options have an exercise price of no less than the fair market value of our common stock on the date of grant.

Pursuant to the terms of the 2000 Plan, in the event of a recapitalization, forward or reverse split, reorganization, or exchange of common stock or other securities, our compensation committee will make such appropriate adjustment to any terms and conditions of options and restricted stock awards so as to prevent dilution or enlargement of the plan participants.

In addition, in the event of a terminating transaction, which is defined as a single transaction or series of related transactions, other than an initial public offering, pursuant to which a person or entities other than existing stockholders, (i) acquire our capital stock possessing the voting power to elect a majority of our board of directors, (ii) consummate a merger, amalgamation or consolidation as a result of which our stockholders immediately before such transaction shall own, directly or indirectly, less than 50% of the voting securities of the surviving entity, or (iii) acquire all or substantially all of our assets, our board of directors may, in its discretion, take any one or more of the following actions, as to outstanding options:

•	provide that such outstanding options shall be assumed or equivalent options substituted by the acquiring or succeeding corporation;

•	upon written notice to the participants, provide that the 2000 Stock Plan and all outstanding will terminate immediately unless exercised by the participant within a specified period of time; or

•	in the event of a merger or other transaction where the holders of our common stock receive a cash payment for each share of common stock surrendered, make or provide for a cash payment to the participants equal to the difference between (A) the cash payment for each share surrendered in the merger times the number of shares of common subject to such outstanding options and (B) the aggregate exercise price of all such outstanding options that shall become exercisable in full immediately prior to the event.

In the event of a terminating transaction, our board of directors may, in its discretion, take any one or more of the following actions as to restricted stock granted pursuant to the 2000 Stock Plan: (i) terminate any restrictions applicable to such shares of restricted stock or (ii) repurchase, or cause the surviving or acquiring entity to repurchase, any such shares of restricted stock for such amounts as our board of directors determines to be appropriate in its sole discretion.

2008 Employee, Director and Consultant Stock Plan

Our 2008 Employee, Director and Consultant Stock Plan, or 2008 Plan, was adopted by our board of directors in           2008 and approved by our stockholders in           2008 and will become effective as of the date of this prospectus. The 2008 Plan will provide for the grant of incentive stock options, nonqualified stock options, restricted and unrestricted stock awards and other stock-based awards.

Initially,          shares of common stock will be reserved for issuance under the 2008 Plan. In addition, the 2008 Plan contains an “evergreen provision” which allows for an annual increase in the number of shares available for issuance under the plan on the first day of each of our fiscal years during the period beginning in fiscal year 2009 and ending on the second day of fiscal year 2017. The annual increase in the number of shares shall be equal to the lowest of:

•	shares;

•	five percent of our outstanding shares on the first day of the fiscal year; and

•	an amount determined by our board of directors.

Under this provision, no annual increase shall be made to the extent that the number of shares of common stock available for issuance under the 2008 Plan and all other employee or director stock plans would exceed 25% of our outstanding shares on the first day of the applicable fiscal year.

In accordance with the terms of the 2008 Plan, our board of directors may authorize our compensation committee to administer our 2008 Plan. However, our full board shall retain authority to make grants to our executive officers and members of our board of directors. In accordance with the provisions of the 2008 Plan, our board of directors or compensation committee will determine the terms of options and other awards, including:

•	the determination of which employees, directors and consultants will be granted options and other awards;

•	the number of shares subject to options and other awards;

•	the exercise price of each option which may not be less than fair market value on the date of grant;

•	the schedule upon which options become exercisable;

•	the termination or cancellation provisions applicable to options;

•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and

•	all other terms and conditions upon which each award may be granted in accordance with the 2008 Plan.

No participant may receive awards for over           shares of common stock in any fiscal year.

In addition, our board of directors or any committee to which our board of directors delegates authority may, with the consent of the affected plan participants, reprice or otherwise amend outstanding awards consistent with the terms of the 2008 Plan.

Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to our 2008 Plan, as to some or all outstanding awards:

•	provide that all options shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options will become exercisable in full and will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	in the event of a merger pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of shares of our common stock subject to such outstanding options (at prices not in excess of the merger price), and the aggregate exercise price of all such outstanding options (all options being made fully vested and immediately exercisable prior to their termination), in exchange for the termination of such options; and

•	provide that outstanding awards shall be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event.

In addition, in the event of a change in control under the 2008 Plan where outstanding options are assumed or substituted, options will become immediately exercisable in full if on or prior to the date that is six months after the date of the change in control (1) an option holder’s service with us or our succeeding corporation is terminated by us or the succeeding corporation without cause, as defined in the 2008 Plan; (2) a participant terminates his or her service with us as a result of being required to change the principal location where he or she renders services to a location more than 50 miles from his or her location of service immediately prior to the change in control; or (3) the participant terminates his or her service after there occurs a material adverse change in a participant’s duties, authority or responsibilities which cause such participant’s position with us to become of significantly less responsibility or authority than such participant’s position was immediately prior to the change in control. Our 2008 Plan provides similar change in control vesting provisions for restricted stock under the plan and allows the board of directors to make appropriate adjustments for other stock-based awards.

Limitation of Officers’ and Directors’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our amended and restated certificate of incorporation and restated bylaws to be effective upon completion of this offering limit the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act of 1933. Our amended and restated certificate of incorporation and restated bylaws to be effective upon completion of this offering also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). Such indemnifiable expenses include, to the maximum extent permitted by law, attorneys’ fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest. We may enter into agreements to indemnify our directors and officers. These agreements would, among other things, indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, any of our subsidiaries from time to time or any other company or enterprise to which the person provides services at our request.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of the transactions we have engaged in since January 1, 2005 with our directors and officers and beneficial owners of more than five percent of our voting securities and their affiliates.

Sales of Convertible Preferred Stock

The following table summarizes our sales of Series B Convertible Preferred Stock and Series B-1 Convertible Preferred Stock to our officers, directors and beneficial owners of more than five percent of any class of our voting securities since January 1, 2005. The purchase price was the fair market value as determined by arms-length negotiations between sophisticated investors and our management and board of directors, based on factors such as our stage of development and valuations of similarly situated private life sciences tools companies. Each share of our Series B Convertible Preferred Stock and Series B-1 Convertible Preferred Stock is convertible into one share of our common stock.

	Type of
	Preferred	Number of	Aggregate		Date of
Name of Beneficial Owner	Shares	Shares	Purchase Price		Purchase

5% or Greater Stockholders
Funds affiliated with Catalyst Health and Technology Partners, LLC(1)	Series B	656,056	$1,711,716	(2)	7/1/05
	Series B	580,112	$1,513,570		1/12/06
	Series B-1	1,387,960	$4,150,000		2/17/06
Funds affiliated with CB Health Ventures, L.L.C.(3)	Series B	384,065	$1,002,064	(4)	7/1/05
	Series B-1	501,672	$1,499,999		2/17/06
Funds affiliated with Fletcher Spaght Associates, LLC(5)	Series B	175,457	$457,785	(6)	7/1/05
	Series B	47,773	$124,645		1/12/06
	Series B-1	260,869	$779,998		2/17/06
Funds affiliated with Vox Equity Partners, L.P.(7)	Series B	526,606	$1,373,968	(8)	7/1/05
	Series B	143,320	$373,936		1/12/06
Officers and Directors
Colin J.H. Brenan, Ph.D.	Series B	1,754	$4,576	(9)	7/1/05
	Series B	32,743	$85,430		1/12/06

(1)	Joshua S. Phillips, a member of our board of directors, is a managing director of Catalyst Health and Technology Partners, LLC and affiliated Funds and a General Partner of Catalyst Health Ventures L.P. and affiliated Funds.
(2)	In connection with the sale of Series B Convertible Preferred Stock, we received payment in the form of the conversion of a demand note and accrued interest thereon in the aggregate amount of $355,643 and cash in the amount of $1,356,073, and we issued warrants to CHTP/BTRV Associates, LLC to purchase 52,967 and 305,518 shares of our common stock at an exercise price of $0.01 per share. These warrants were subsequently exercised to purchase 358,485 shares of our common stock in February 2006.
(3)	Consists of 330,489 shares of Series B Convertible Preferred Stock and 431,691 shares of Series B-1 Convertible Preferred Stock held by CB Healthcare Fund II, L.P., and 53,576 shares of Series B Convertible Preferred Stock and 69,981 shares of Series B-1 Convertible Preferred Stock held by CB-AH Parallel Fund II, L.P. Enrico Petrillo, M.D., a member of our board of directors, is a managing member of CB Health Ventures, L.L.C., the general partner of CB Healthcare Fund II, L.P. and CB-AH Parallel Fund II, L.P.
(4)	In connection with the sale of Series B Convertible Preferred Stock, we received payment in the form of the conversion of demand notes and accrued interest thereon held by CB Healthcare Fund II, L.P. and CB-AH Parallel Fund II, L.P. in the aggregate amounts of $226,711 and $36,753, respectively and cash in the amounts of $635,568 and $103,032, respectively, and we issued warrants to CB Healthcare Fund II, L.P. to purchase 33,764 and 36,530 shares of our common stock and warrants to CB-AH Parallel Fund II, L.P. to purchase 5,473 and 5,922 shares of our common stock, all at an exercise price of $0.01 per share.

footnotes continued on following page

(5)	Consists of 223,230 shares of Series B Convertible Preferred Stock and 254,849 shares of Series B-1 Convertible Preferred Stock held by Fletcher Spaght Ventures, L.P. and 6,020 shares of Series B-1 Convertible Preferred Stock held by Fletcher Spaght Venture Partners, LLC.
(6)	In connection with the sale of Series B Convertible Preferred Stock, we received payment in the form of the conversion of a demand note and accrued interest thereon in the aggregate amount of $61,991 and cash in the amount of $395,794, and we issued warrants to Fletcher Spaght Ventures, L.P. to purchase 9,233 and 29,918 shares of our common stock at an exercise price of $0.01 per share.
(7)	Consists of 440,785 shares of Series B Convertible Preferred Stock originally issued to Zero Stage Capital VII, L.P. and subsequently transferred to Vox Equity Partners I, L.P., 162,575 shares of Series B Convertible Preferred Stock originally issued to Zero Stage Capital (Cayman) VII, L.P. and subsequently transferred to Vox Equity Partners I., L.P., and 66,566 shares of Series B Convertible Preferred Stock originally issued to Zero Stage Capital SBIC VII, L.P. and subsequently transferred to Vox Equity Partners II, L.P. Vox Equity Partners, L.P. is the successor by merger to Zero Stage Capital SBIC VII, L.P. and Vox Equity Partners II, L.P. is the successor-in-interest to Zero Stage Capital VII, L.P.and Zero Stage Capital (Cayman) VII, L.P.
(8)	In connection with the sale of Series B Convertible Preferred Stock, we received payment in the form of the conversion of demand notes and accrued interest thereon held by Zero Stage Capital VII, L.P., Zero Stage Capital (Cayman) VII, L.P. and Zero Stage Capital SBIC VII, L.P. in the aggregate amounts of $168,143, $62,017 and $33,303, respectively and cash in the amounts of $708,729, $261,402 and $140,374, respectively, and we issued warrants to Zero Stage Capital VII, L.P. to purchase 25,042 and 54,459 shares of our common stock, warrants to Zero Stage Capital (Cayman) VII, L.P. to purchase 9,236 and 20,086 shares of our common stock, and warrant to Zero Stage Capital SBIC VII, L.P. to purchase 4,960 and 10,786 shares of our common stock (the “Zero Stage Capital Warrants”), all at an exercise price of $0.01 per share. All of the Zero Stage Capital Warrants were subsequently transferred to Vox Equity Partners and were exercised to purchase 124,569 shares of our common stock in May 2008.
(9)	In connection with the sale of Series B Convertible Preferred Stock, we received payment in the form of the conversion of a demand note and accrued interest thereon in the aggregate amount of $620 and cash in the amount of $3,956, and we issued warrants to Dr. Brenan to purchase 92 and 16,432 shares of our common stock at an exercise price of $0.01 per share.

Convertible Promissory Note Financing and Conversion

In January 2007, April 2007 and May 2007, we sold convertible promissory notes for an aggregate purchase price of $6,300,000. The convertible promissory notes accrued interest at a rate of 8% per annum, compounded annually, and had a maturity date of July 15, 2007. In July 2007, the convertible promissory notes, along with accrued but unpaid interest thereon, were converted pursuant to an election by the note holders into an aggregate of 2,168,945 shares of our Series B-1 Convertible Preferred Stock at a conversion price of $2.99 per share. In connection with the sale and conversion of the convertible promissory notes, we also issued warrants to the note holders to purchase an aggregate of 433,781 shares of our common stock at an exercise price of $0.01 per share.

The following table summarizes the participation in the convertible promissory financing by any of our directors, executive officers, holders of more than five percent of our voting securities, or any member of the immediate family of the foregoing persons.

			Series B-1
			Convertible
			Preferred Shares
		Aggregate	Issued Upon
		Consideration	Conversion of	Warrants
Name of Beneficial Owner	Date	Paid	Notes	Issued

5% or Greater Stockholders
Funds affiliated with Catalyst Health and Technology Partners, LLC	1/22/07	$1,171,387		154,049	(3)
	5/4/07	1,065,000
	7/23/07		770,246
Funds affiliated with CB Health Ventures II, L.L.C.(1)	1/22/07	500,000		63,419
	5/4/07	420,948
	7/23/07		317,100
Vox Equity Partners, L.P.	1/22/07	75,600		9,910	(3)
	5/4/07	68,269
	7/23/07		49,552
Funds Affiliated with Fletcher Spaght Ventures, L.P.(2)	1/22/07	210,664		28,176
	5/4/07	198,424
	7/23/07		140,886
Officers and Directors
Colin J.H. Brenan, Ph.D.	1/22/07	9,309		1,217
	5/4/07	8,406
	7/23/07		6,087
Edward L. Erickson	1/22/07	10,000		695	(3)
	7/23/07		3,479

(1)	Consists of 272,866 shares of Series B-1 Convertible Preferred Stock issued upon conversion of the convertible promissory notes and warrants to purchase 54,573 shares of our common stock held by CB Healthcare Fund II, L.P. and 44,234 shares of Series B-1 Convertible Preferred Stock issued upon conversion of the convertible promissory notes and warrants to purchase 8,846 shares of our common stock held by CB-AH Parallel Fund, L.P.
(2)	Consists of 139,908 shares of Series B-1 Convertible Preferred Stock issued upon conversion of the convertible promissory notes and warrants to purchase 27,981 shares of our common stock held by Fletcher Spaght Ventures, L.P. and 978 shares of Series B-1 Convertible Preferred Stock issued upon conversion of the convertible promissory notes and warrants to purchase 195 shares of our common stock held by Fletcher Spaght Venture Partners, L.L.C.
(3)	These warrants were subsequently exercised to purchase shares of our common stock.

Convertible Promissory Notes—December 2007

From December 2007 through March 2008, we sold convertible promissory notes in an aggregate principal amount of $22,661,225. The convertible promissory notes accrue interest at a rate of 8% per annum, compounded annually and have a maturity date of December 10, 2010. The convertible promissory notes, along with accrued but unpaid interest thereon, will automatically convert upon completion of this offering into                shares of our common stock at a conversion price equal to the lesser of (1) 67% of the initial public offering price or (2) $     , which is the quotient obtained by dividing (A) $150,000,000 minus the principal amount of all convertible notes outstanding plus all accrued interest thereon by (B) the total number of outstanding shares of common stock on a fully

diluted basis, assuming that the closing of this offering occurs on          , 2008 which would result in aggregate accrued interest on the convertible notes of $     (which ensures a conversion price based on a post-financing valuation of at least $150,000,000). See “Summary—General Information About This Prospectus.” In connection with this convertible promissory note financing, we cancelled demand notes in an aggregate principal amount of $6,250,000 that were issued in November 2007.

The following table summarizes the participation in the convertible promissory note financing by any of our directors, executive officers, holders of more than five percent of our voting securities, or any member of the immediate family of the foregoing persons.

		Principal Amount
Name of Beneficial Owner	Date	of Note

5% or Greater Stockholders
Funds affiliated with Catalyst Health and Technology Partners, LLC(1)	12/10/07	$8,290,000
Funds affiliated with CB Health Ventures II, L.L.C.(2)	12/10/07	750,000
Vox Equity Partners, L.P.	12/10/07	394,623
Funds affiliated with Fletcher Spaght Ventures, L.P.(3)	12/10/07	170,000
	2/11/08	2,500,000
Officers and Directors
Colin J.H. Brenan, Ph.D.	12/10/07	15,000
Edward L. Erickson	12/10/07	4,618
Excel Medical Fund, L.P.(4)	3/20/08	$5,000,000

(1)	In connection with the bridge financing, we cancelled a demand note with an interest rate of 12% per annum held by CHTP/BTRV Associates, LLC for $5,500,000. This amount is reflected in Principal Amount of Note.
(2)	Consists of convertible promissory notes in the principal amount of $645,377 held by CB Healthcare Fund II, L.P. and convertible promissory notes in the principal amount of $104,623 held by CB-AH Parallel Fund, L.P. In connection with the bridge financing, we cancelled demand notes with an interest rate of 12% per annum held by CB Healthcare Fund II, L.P. and CB-AH Parallel Fund II, L.P. for $645,377 and $104,623, respectively. These amounts are reflected under “Principal Amount of Note” in the table above.
(3)	Consists of convertible promissory notes in the principal amount of $170,000 held by Fletcher Spaght Venture Partners, LLC, convertible promissory notes in the principal amount of $2,238,750 held by Fletcher Spaght Ventures II, L.P. and convertible promissory notes in the principal amount of $261,250 held by FSV II, L.P.
(4)	Enrico Petrillo, M.D., a member of our board of directors, is a founding Managing Director of Excel Medical Ventures, LLC, the general partner of Excel Medical Fund, L.P.

Registration Rights Agreement

Following the expiration of the lock-up period described below in “Shares Eligible for Future Sale—Lock-Up Agreements,” pursuant to a second amended and restated registration rights agreement dated December 10, 2007, the holders of           shares of our common stock are entitled to registration rights with respect to the shares of common stock held by them. These stockholders include the following beneficial owners of more than five percent of our voting securities, and their affiliates:

		Number of
		Registrable Shares
		Pursuant to
	Number of	Outstanding
Name of Beneficial Owner	Registrable Shares	Warrants

5% or Greater Stockholders
Funds affiliated with Catalyst Health and Technology Partners, LLC	6,105,750	—
Funds affiliated with CB Health Ventures II, L.L.C.	2,831,754	145,108
Funds affiliated with Vox Equity Partners, L.P.	2,482,870	—
Funds affiliated with Fletcher Spaght Venture Partners, L.L.C.	1,008,259	67,327
Biofrontier Global Investment Partnership	1,054,004	—

Officers and Directors
Colin J.H. Brenan, Ph.D.	395,349	17,741
Edward L. Erickson	10,174	—
Gregory C. Critchfield, M.D.	12,412	—

See “Description of Capital Stock—Registration Rights” for a more detailed description of these registration rights.

Employment Agreements

We have entered into employment agreements with Drs. Luderer and Brenan and Messrs. Ellis and Pescatore and a letter agreement with Mr. Leathe that provide for certain salary, bonus and severance compensation. For more information regarding these agreements, see “Executive Compensation—Employment Agreements and Offer Letters with Named Executive Officers.”

Restricted Stock Agreements

We have entered into restricted stock agreements with Mr. Erickson and Dr. Critchfield. For more information regarding these agreements, see “Executive Compensation—Director Compensation.”

Policy for Approval of Related Person Transactions

Pursuant to the written charter of our audit committee, the audit committee is responsible for reviewing and approving, prior to our entry into any such transaction, all transactions in which we are a participant and in which any of the following persons has or will have a direct or indirect material interest:

•	our executive officers;

•	our directors;

•	the beneficial owners of more than five percent of our securities;

•	the immediate family members of any of the foregoing persons; and

•	any other persons whom our board determines may be considered related persons.

For purposes of this policy, “immediate family members” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and any person (other than a tenant or employee) sharing the household with the executive officer, director or five percent beneficial owner.

In reviewing and approving such transactions, our audit committee shall obtain, or shall direct our management to obtain on its behalf, all information that the committee believes to be relevant and important to a review of the transaction prior to its approval. Following receipt of the necessary information, a discussion shall be held of the relevant factors if deemed to be necessary by the committee prior to approval. If a discussion is not deemed to be necessary, approval may be given by written consent of the committee. This approval authority may also be delegated to the chair of the audit committee in some circumstances. No related person transaction shall be entered into prior to the completion of these procedures.

Our audit committee or its chair, as the case may be, shall approve only those related person transactions that are determined to be in, or not inconsistent with, the best interests of the Company and our stockholders, taking into account all available facts and circumstances as the committee or the chair determines in good faith to be necessary. These facts and circumstances will typically include, but not be limited to, the benefits of the transaction to BioTrove; the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms of comparable transactions that would be available to unrelated third parties or to employees generally. No member of our audit committee shall participate in any review, consideration or approval of any related person transaction with respect to which the member or any of his or her immediate family members is the related person.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 1, 2008, as adjusted to reflect the sale of our common stock offered by this prospectus, by:

•	the executive officers named in the summary compensation table;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each stockholder known by us to own beneficially more than five percent of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of August 1, 2008, pursuant to the exercise of options or warrants or the conversion of promissory notes, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Percentage ownership calculations for beneficial ownership prior to this offering are based on 17,510,143 shares outstanding as of August 1, 2008. Percentage ownership calculations for beneficial ownership after this offering also include the shares we are offering hereby. The number of shares beneficially owned by certain stockholders as well as the percentage ownership calculations assume the conversion of all outstanding shares of our convertible preferred stock and all outstanding convertible notes plus accrued interest thereon into shares of common stock upon completion of this offering. The convertible notes convert at a conversion price equal to the lesser of (1) 67% of the initial public offering price or (2) $     , which is the quotient obtained by dividing (A) $150,000,000 minus the principal amount of all convertible notes outstanding plus all accrued interest thereon by (B) the total number of outstanding shares of common stock on a fully diluted basis. For purposes of calculating the number of shares of common stock into which the convertible notes will be converted upon completion of the offering, we have assumed an initial public offering price of $      per share, the midpoint of the range listed on the cover page of this prospectus, and that the closing of this offering occurs on               , 2008 which would result in aggregate accrued interest on the convertible notes of $          . However, the number of shares of common stock into which the outstanding convertible notes will be converted upon completion of this offering will differ if the actual initial public offering price or the closing date is different from the assumption as set forth above. See “Summary—General Information About This Prospectus.” Accordingly, the number of shares beneficially owned by certain stockholders and percentage of common stock beneficially owned before and after this offering may differ from that set forth below.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o BioTrove, Inc., 12 Gill Street, Suite 4000, Woburn, Massachusetts, 01801.

	Number of
	Shares	Percentage of Common Stock
	Beneficially	Beneficially Owned
Name of Beneficial Owner	Owned	Before Offering	After Offering

Executive Officers and Directors
Albert A. Luderer, Ph.D.(1)	613,343	3.4%
Robert H. Ellis(2)	491,218	2.7%
Colin J.H. Brenan, Ph.D.(3)	468,890	2.7%
Jeffrey C. Leathe, CPA(4)	51,391	*
Paul E. Pescatore(5)	91,647	*
Gregory C. Critchfield, M.D.(6)	12,412	*
Edward L. Erickson(7)	10,174	*
Enrico Petrillo, M.D.(8)	2,976,862	16.9%
Joshua S. Phillips(9)	6,105,750	34.9%
All current executive officers and directors as a group (10 persons)(10)	10,730,040	56.8%

5% or Greater Stockholders
Funds affiliated with Catalyst Health and Technology Partners, LLC(11)	6,105,750	34.9%
c/o Catalyst Health and Technology Partners, LLC One Gateway Center, Suite 312 Newton, MA 02458
Funds affiliated with CB Health Ventures II(12)	2,976,862	16.9%
c/o CB Health Ventures II, L.L.C. Prudential Tower, Suite 800 800 Boylston Street Boston, MA 02199
Funds affiliated with Vox Equity Partners(13)	2,482,870	14.2%
4 Canal Park, Suite 706 Cambridge, MA 02141
Biofrontier Global Investment Partnership(14)	1,054,004	6.0%
c/o Biofrontier Partners K.I. Kousan Building, 3rd Floor 2-3-14 Yaesu, Chuo-ku Tokyo, Japan 104-0028
Funds affiliated with Fletcher Spaght Ventures(15)	1,075,586	6.1%
222 Berkeley Street Boston, MA 02116

*	Represents beneficial ownership of less than 1% of the shares of common stock.

(1)	Consists of 486,068 shares of common stock issuable upon the exercise of options exercisable within 60 days of August 1, 2008 held by Dr. Luderer and 127,275 shares of common stock issuable upon the exercise of option that will vest upon the completion of this offering.

(2)	Consists of 491,218 shares of common stock issuable upon the exercise of options exercisable within 60 days of August 1, 2008 held by Mr. Ellis.

(3)	Consists of 350,934 shares of common stock, 38,328 shares of common stock issuable upon conversion of Series B preferred stock, 6,087 shares of common stock issuable upon conversion of Series B-1 preferred stock, 17,741 shares of common stock issuable upon exercise of warrants exercisable within 60 days of August 1, 2008, and 55,800 shares of common stock issuable upon the exercise of options exercisable within 60 days of August 1, 2008 held by Dr. Brenan, but does not include shares of common stock issuable upon the conversion of $15,000 principal amount of convertible notes.

(4)	Consists of 51,391 shares of common stock issuable upon the exercise of options that will vest upon the completion of this offering.

(5)	Consists of 91,647 shares of common stock issuable upon the exercise of options exercisable within 60 days of August 1, 2008 by Mr. Pescatore, but does not include 34,375 shares of common stock subject to a stock option agreement that will immediately vest upon Mr. Pescatore’s termination without cause, which we expect will occur on or about October 1, 2008.

(6)	Consists of 6,000 shares of common stock that is restricted and vests monthly over the two year period from March 28, 2007 to March 28, 2009 and 6,412 shares of Series B-1 preferred stock held by Dr. Critchfield.
(7)	Consists of 6,000 shares of common stock that is restricted and vested as to 500 shares on December 20, 2006 and vests monthly over the 22-month period from December 20, 2006 to October 20, 2008, 695 shares of common stock and 3,479 shares of common stock issuable upon conversion of Series B-1 preferred stock held by Mr. Erickson, but does not include shares of common stock issuable upon the conversion of $4,618 principal amount of convertible notes.
(8)	See footnote 12 below. Does not include shares of common stock issuable upon the conversion of $5,000,000 principal amount of convertible notes held by Excel Medical Fund, L.P. Dr. Petrillo is a founding Managing Director of Excel Medical Ventures, LLC, the general partner of Excel Medical Fund, L.P.

footnotes continued on following page

(9)	See footnote 11 below.

(10)	See footnotes 1 through 4 and 6 through 9 above.

(11)	Consists of 512,534 shares of common stock, 3,435,010 shares of common stock issuable upon conversion of Series B preferred stock, and 2,158,206 shares of common stock issuable upon conversion of Series B-1 preferred stock held by CHTP/BTRV Associates, LLC, but does not include shares of common stock issuable upon the conversion of $8,290,000 principal amount of convertible notes. The voting and disposition of the shares held by CHTP/BTRV Associates, LLC is determined by the investment committee of Catalyst Health and Technology Partners LLC. Joshua S. Phillips, a member of our board of directors, is a member of the investment committee of Catalyst Health and Technology Partners LLC, and shares voting and dispositive power over these shares with David F. Hendren, Robert A. Vigoda and Kevin M. McCafferty, the other members of the investment committee. Mr. Phillips and Catalyst Health and Technology Partners LLC disclaim beneficial ownership of shares held by CHTP/BTRV Associates, LLC, except to the extent of any pecuniary interest therein.

(12)	Consists of 1,731,597 shares of common stock issuable upon conversion of Series B preferred stock, 704,557 shares of common stock issuable upon conversion of Series B-1 preferred stock, and 124,867 shares of common stock issuable upon exercise of warrants exercisable within 60 days of August 1, 2008 held by CB Healthcare Fund II, L.P., and 281,384 shares of common stock issuable upon conversion of Series B preferred stock, 114,216 shares of common stock issuable upon conversion of Series B-1 preferred stock, and 20,241 shares of common stock issuable upon exercise of warrants exercisable within 60 days of August 1, 2008 held by CB-AH Parallel Fund II, L.P., but does not include shares of common stock issuable upon the conversion of $645,377 principal amount of convertible notes held by CB Healthcare Fund II, L.P. or shares of common stock issuable upon the conversion of $104,623 principal amount of convertible notes held by CB-AH Parallel Fund II, L.P. The voting and disposition of the shares held by CB Healthcare Fund II, L.P. and CB-AH Parallel Fund II, L.P. is determined by the managers of CB Health Ventures, L.L.C., which is the general partner of each of CB Healthcare Fund II, L.P. and CB-AH Parallel Fund II, L.P. Enrico Petrillo, M.D., a member of our board of directors, is a manager of CB Health Ventures, LLC and shares voting and dispositive power over these shares with Frederick R. Blume, Daniel M. Cain and Robert B. Schulz. Such persons and entities disclaim beneficial ownership of shares held by CB Healthcare Fund II, L.P. and CB-AH Parallel Fund II, L.P., except to the extent of any pecuniary interest therein.

(13)	Consists of 25,656 shares of common stock, 272,460 shares of common stock issuable upon conversion of Series B preferred stock, and 49,552 shares of common stock issuable upon conversion of Series B-1 preferred stock, held by Vox Equity Partners, L.P., and 108,823 shares of common stock and 2,026,379 shares of common stock issuable upon conversion of Series B preferred stock held by Vox Equity Partners II, L.P., but does not include shares of common stock issuable upon the conversion of $394,623 principal amount of convertible notes held by Vox Equity Partners, L.P. The voting and disposition of the shares held by Vox Equity Partners, L.P. is determined by the investment advisory board of Vox Equity Associates, LLC, which is the general partner of Vox Equity Partners, L.P. Matthew Kelley and John Toomey are members of the investment advisory board of Vox Equity Associates II, LLC and share voting and dispositive power over these shares. The voting and disposition of the shares held by Vox Equity Partners II, L.P. is determined by the managers and members of Vox Equity Associates II, LLC, which is the general partner of Vox Equity Partners II, L.P. Theodore Tedeschi, Matthew Kelley and Edwin Wang are managers and members of Vox Equity Associates, LLC and share voting and dispositive power over these shares. Messrs. Kelley, Toomey, Wang and Tedeschi disclaim beneficial ownership of the shares held by Vox Equity Partners, L.P. and Vox Equity Partners II, L.P., except to the extent of their pecuniary interest therein.
(14)	Consists of 1,054,004 shares of common stock issuable upon conversion of Series B preferred stock held by Biofrontier Global Investment Partnership. The voting and the disposition of the shares held by Biofrontier Global Investment Partnership is determined by Dr. Yoshihiro Ohtaki, President of Biofrontier Partners, a general partner of Biofrontier Global Investment Partnership.

(15)	Consists of 606,503 shares of common stock issuable upon conversion of Series B preferred stock, 394,758 shares of common stock issuable upon conversion of Series B-1 preferred stock, and 67,132 shares of common stock issuable upon exercise of warrants exercisable within 60 days of August 1, 2008 held by Fletcher Spaght Ventures, L.P., and 6,998 shares of common stock issuable upon conversion of Series B-1 preferred stock, and 195 shares of common stock issuable upon exercise of warrants exercisable within 60 days of August 1, 2008 held by Fletcher Spaght Ventures II, L.P., but does not include shares of common stock issuable upon the conversion of $170,000 principal amount of convertible notes held by Fletcher Spaght Ventures, L.P., shares of common stock issuable upon the conversion of $2,238,750 principal amount of convertible notes held by Fletcher Spaght Ventures II, L.P. or shares of common stock issuable upon the conversion of $261,250 principal amount of convertible notes held by FSV II, L.P. The voting and disposition of the shares held by Fletcher Spaght Ventures, L.P. is determined by the managers of Fletcher Spaght Associates, LLC, which is the general partner of Fletcher Spaght Ventures, L.P. R. John Fletcher, Linda L. Tufts, and Pearson M. Spaght are the managers of Fletcher Spaght Associates, LLC and share voting and dispositive power over the shares owned by Fletcher Spaght Ventures, L.P. The voting and disposition of the shares held by Fletcher Spaght Ventures II, L.P. and FSV II, L.P. is determined by the managers of Fletcher Spaght Associates II, LLC, which is the general partner of each of Fletcher Spaght Ventures II, L.P. and FSV II, L.P. R. John Fletcher, Linda L. Tufts, and Pearson M. Spaght are the managers of Fletcher Spaght Associates II, LLC and share voting and dispositive power over the shares owned by Fletcher Spaght Ventures II, L.P and FSV II, L.P.. Messrs. Fletcher and Spaght and Ms. Tufts disclaim beneficial ownership of the shares held by Fletcher Spaght Ventures, L.P., Fletcher Spaght Ventures II, L.P. and FSV II, L.P., except to the extent of their pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, we will be authorized to issue     shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share, and there will be           shares of common stock and no shares of preferred stock outstanding.

As of August 1, 2008, after giving effect to the conversion of all outstanding shares of our convertible preferred stock and outstanding convertible notes and interest thereon into shares of our common stock upon completion of this offering, we would have had      shares of common stock outstanding held of record by 58 stockholders. In addition, as of August 1, 2008, there were outstanding options to purchase 2,810,523 shares of common stock and outstanding warrants to purchase 541,213 shares of common stock.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

The preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Warrants

As of August 1, 2008, we had warrants outstanding for the number of shares of common stock, at the exercise prices and expiration dates set forth below:

Number of Shares(1)	Exercise Price	Expiration Date

22,418	$2.62		(2)
57,795	$0.01	May 26, 2015
112,517	$0.01	July 1, 2015
67,707	$2.99	October 26, 2016
269,127	$0.01	January 22, 2017
11,649	$0.67	August 20, 2017

(1)	These warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock, at the time of exercise of the warrant after deduction of the aggregate exercise price.
(2)	This warrant expires upon the earlier of (i) November 9, 2009, (ii) the closing of an initial public offering or (iii) a change of control, as defined in the warrant.

Registration Rights

Following the expiration of the lock-up period described below in “Shares Eligible for Future Sale—Lock-Up Agreements,” the holders of      shares of our common stock are entitled to certain registration rights with respect to these securities as set forth in an agreement between us and the holders of these securities. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts and commissions, and fees and expenses of counsel to the registering security holders. All registration rights described below shall terminate at the earlier of (1) the fifth anniversary of the completion of this offering and (2) with respect to any holder of registrable securities, when such holder can sell all of such shares under Rule 144 promulgated under the Securities Act without regard to time or volume limitations.

Demand rights.  At any time, subject to specified limitations, the holders of not less than 25% of these registrable securities may require that we register all or a portion of these securities for sale under the Securities Act, if the anticipated aggregate offering price of such securities is at least $15,000,000. We may be required to effect up to three such registrations. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Form S-3 rights.  If we become eligible to file registration statements on Form S-3, subject to specified limitations, the holders of not less than 25% of these registrable securities may require us to register all or a portion of its registrable securities on Form S-3, if the anticipated aggregate offering price of such securities is at least $500,000. We may not be required to effect more than one such registration in any rolling 12-month period. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Piggyback rights.  If we propose to register any of our equity securities under the Securities Act, other than in connection with (i) a registration relating solely to our employee benefit plans or (ii) a registration relating solely to a business combination or merger involving us, the holders of these registrable securities are entitled to notice of such registration and are entitled to include their shares of common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Anti-Takeover Provisions

The provisions of (1) Delaware law, (2) our restated certificate of incorporation to be effective upon completion of this offering, and (3) our restated bylaws to be effective upon completion of this offering discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware Statutory Business Combinations Provision.  We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of a corporation’s voting stock.

Classified Board of Directors; Removal of Directors for Cause.  Our restated certificate of incorporation and restated bylaws provide that upon completion of this offering, our board of directors will be divided into three classes, with the term of office of the first class to expire at the first annual meeting of stockholders following the initial classification of directors, the term of office of the second class to expire at the second annual meeting of stockholders following the initial classification of directors, and the term of office of the third class to expire at the third annual meeting of stockholders following the initial classification of directors. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire will be elected for a three-year term of office. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. Our board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. Our board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on our board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of our board of directors may only be removed for cause and only by the affirmative vote of 80% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of our board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of our board of directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors.  Our restated bylaws to be effective upon completion of this offering provide that, for nominations to our board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date of the proxy statement for the previous year’s annual meeting. Detailed requirements as to the form of the notice and information required in the notice are specified in the restated bylaws to be effective upon completion of this offering. If it is determined that business was not properly brought before a meeting in accordance with our bylaws, such business will not be conducted at the meeting.

Special Meetings of Stockholders.  Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

No Stockholder Action by Written Consent.  Our restated certificate of incorporation and restated bylaws to be effective upon completion of this offering do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super-Majority Stockholder Vote Required for Certain Actions.  The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation to be effective upon completion of this offering requires the affirmative vote of the holders of at least 80% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled “— Anti-Takeover Provisions.” This 80% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, an 80% vote is also required for any amendment to, or repeal of, our restated bylaws by the stockholders. Our restated bylaws to be effective upon completion of this offering may be amended or repealed by a vote of a majority of the total number of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be     , with offices at          .

NASDAQ Global Market Listing

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “BTRV.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have           shares of common stock outstanding, assuming the conversion of all outstanding shares of our convertible preferred stock and outstanding convertible notes and interest thereon into shares of our common stock upon completion of this offering and assuming an initial public offering price of $      per share, the midpoint of the range listed on the cover page of this prospectus, and that the closing of this offering occurs on          , 2008. See “Summary—General Information About This Prospectus.” Of these shares, the           shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining           shares of common stock existing are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, as described below. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date

On the date of this prospectus.
At 90 days from the date of this prospectus.
At various times between the 90 days and 180 days* from the date of this prospectus.
At or after 180 days* from the date of this prospectus (subject, in some cases, to volume limitations).

*	This 180-day period corresponds to the end of the lock-up period described below in “—Lock-Up Agreements.” This lock-up period may be extended as described below.

Rule 144

In general, under Rule 144, beginning 90 days after this offering, a person, or persons whose shares are aggregated, other than any affiliate of ours, who owns shares that were purchased from us or any affiliate of ours at least six months previously, is entitled to sell such shares as long as current public information about us is available. In addition, our affiliates who own shares that were purchased from us or any affiliate of ours at least six months previously are entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) one percent of our then-outstanding shares of common stock, which will equal approximately           shares immediately after this offering, and (2) the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144, or, if no such notice is required, the date of the receipt of the order to execute the sale. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions, notice requirements in specified circumstances and the availability of current public information about us.

Furthermore, under Rule 144, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least one year previously, would be entitled to sell shares under Rule 144 without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

We are unable to estimate the number of shares that will be sold under rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement or other restrictions contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Registration Rights

Upon expiration of the lock-up period described below in “—Lock-Up Agreements,” the holders of approximately                shares of common stock and                shares of common stock issuable upon the exercise of outstanding options and warrants or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates.

Stock Options

As of August 1, 2008, options to purchase a total of 2,810,523 shares of common stock were outstanding. An additional 202,327 shares of common stock were available for future option grants under our stock plans. Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our stock plans.

Lock-Up Agreements

All of our directors and executive officers and substantially all of the holders of our capital stock have signed lock-up agreements that prevent them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, subject to certain exceptions, for a period of not less than 180 days from the date of this prospectus without the prior written consent of Piper Jaffray & Co. and Lazard Capital Markets LLC, as representatives of the underwriters. This 180-day period may be extended if (i) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the lock-up period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. The representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representatives will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES
FOR NON-U.S. HOLDERS

The following discussion is a general summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders.” As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is neither a U.S. person nor an entity treated as a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets. For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of source; or

•	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (ii) otherwise has validly elected to be treated as a U.S. domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the U.S. federal income tax treatment of each partner generally will depend on the status of the partner and the activities of the partnership and the partner. Partnerships acquiring our common stock, and partners in such partnerships, should consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of our common stock.

This discussion is based on the U.S. federal income tax laws as currently in effect as contained in the Internal Revenue Code (“Code”), Treasury Regulations, and relevant judicial decisions and administrative guidance. The federal tax laws are subject to change, and any such change may materially affect the tax consequences of acquiring, holding, or disposing of our common stock. No rulings or opinions of counsel have been or will be requested with respect to any tax-related matter discussed herein. There can be no assurance that the positions the Company takes on tax matters will be accepted by the Internal Revenue Service (“IRS”). This discussion relates only to U.S. federal income taxes and not to any local, state or foreign taxes or U.S. federal taxes other than income taxes (except as provided under “U.S. Federal Estate Tax” below).

Because this discussion is a general summary, it does not address all aspects of U.S. federal income taxation that may be relevant to a particular Non-U.S. Holder in light of the holder’s particular circumstances, nor does it address certain types of holders subject to special treatment under the U.S. federal income tax laws, including but not limited to tax-exempt organizations, insurance companies, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, holders which are partnerships or other pass-through entities for federal income tax purposes, regulated investment companies, real estate investment trusts, real estate mortgage investment conduits, expatriates, persons liable for alternative minimum tax, persons who directly or indirectly own more than 10 percent of our voting stock, persons whose “functional currency” is not the U.S. dollar, persons holding their investment as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, and persons acquiring our common stock in connection with the performance of services.

This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of owning and disposing of our common stock.

U.S. Trade or Business Income

The U.S. federal income tax treatment of dividend income or gain on the sale or other taxable disposition of our common stock to Non-U.S. Holders depends on whether such income or gain is treated as “U.S. trade or business income.”

For this purpose, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual performing independent personal services, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. Any U.S. trade or business income received by a corporate Non-U.S. Holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

The discussion below under “—Dividends” and “—Dispositions of Our Common Stock” addresses income or gain that is not U.S. trade or business income.

Dividends

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock (with a corresponding reduction in such Non-U.S. Holder’s tax basis in our common stock), and thereafter will be treated as gain on the disposition of our common stock. With respect to distributions treated as dividends on our common stock, a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate. This withholding tax may be reduced or eliminated if the Non-U.S. Holder is eligible for benefits under an applicable income tax treaty and complies with applicable certification and disclosure requirements, including but not limited to providing a properly executed IRS Form W-8BEN certifying under penalties of perjury its entitlement to benefits under the treaty. Special certification requirements and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder of our common stock may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS on a timely basis. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty and the filing of a U.S. tax return for claiming a refund of U.S. federal withholding tax.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined and discussed above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying under penalties of perjury that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as defined and discussed above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•	we are or have been a “U.S. real property holding corporation” (“USRPHC”) under section 897 of the Code at any time during the shorter of the five year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.

With respect to the second exception, if a Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition of our common stock.

With respect to the third exception, in general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable Treasury Regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to five percent or less of our common stock, provided that our common stock is regularly traded on an established securities market, within the meaning of the applicable Treasury Regulations. We do not believe that we are currently a USRPHC, but we have not performed the detailed assessment necessary to determine if we are a USRPHC (and any such assessment might conclude that we are a USRPHC). Assuming that we are not currently a USRPHC, we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded on an established securities market, when a Non-U.S. Holder sells its shares of our common stock.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes backup withholding (currently at a rate of 28%) on certain reportable payments, including but not limited to dividends. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker is one that will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

U.S. Federal Estate Tax

The estates of non-resident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Since we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a non-resident alien decedent. The U.S. federal estate tax liability of the estate of a non-resident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. and Lazard Capital Markets LLC are acting as joint book-running managers for this offering and, together with Robert W. Baird & Co. Incorporated, are acting as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares

Piper Jaffray & Co.
Lazard Capital Markets LLC
Robert W. Baird & Co. Incorporated

Total

The underwriters have advised us that they propose to offer the shares to the public at $      per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $      per share. The underwriters may allow and the dealers may reallow a concession of not more than $      per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an over-allotment option to purchase up to an additional           shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the over-allotment option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $      . The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise

Per share paid by us
Total

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of our directors, executive officers and substantially all of our stockholders have agreed to certain restrictions on the ability to sell additional shares of our common stock for a period ending 180 days after the date of this prospectus, subject to extension as described below. We and they have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Piper Jaffray and Lazard Capital Markets LLC on behalf of the underwriters, subject to certain exceptions.

The lock-up period described in the preceding paragraph will be extended if:

•	during the last 17 days of the lock-up period we issue an earnings release or a material news or a material event relating to us occurs; or

•	prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period,

in which case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

Prior to the offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors to be considered in determining the initial public offering price include:

•	the history of and the prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future earnings;

•	the recent market prices of securities of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering and other relevant factors.

There can be no assurance that the initial public offering price of our common stock will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active public market for our common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

From time to time in the ordinary course of their respective business, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates. Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Notice to Prospective Investors

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, it has not made and will not make an offer of shares of our common stock to the public in this offering in that relevant member state prior to the publication of a prospectus in relation to such shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive. However, with effect from and including the relevant implementation date, it may make an offer of shares of our common stock to the public in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any share or to whom any offer is made under this offering will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe such shares, as may be varied in that relevant member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus

Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.

The shares have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The shares have not been and will not be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to our company and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to Article 652a or Article 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of securities.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase (other than the United States), in addition to the offering price listed on the cover page of this prospectus.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts. The underwriters are being represented by Cooley Godward Kronish LLP, Boston, Massachusetts.

EXPERTS

The financial statements of BioTrove, Inc. as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting. The audit report covering the December 31, 2007 financial statements refers to a change in accounting for share-based payments.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File No. 333-150009) under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the public reference room of the SEC at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room, and the website of the SEC referred to above.

BIOTROVE, INC.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Financial Statements:
Balance Sheets as of December 31, 2006 and 2007, and June 30, 2008 (unaudited)	F-3
Statements of Operations for the years ended December 31, 2005, 2006 and 2007, and the six months ended June 30, 2007 and 2008 (unaudited)	F-4
Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2005, 2006 and 2007, and the six months ended June 30, 2008 (unaudited)	F-5
Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007, and the six months ended June 30, 2007 and 2008 (unaudited)	F-6
Notes to Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
BioTrove, Inc.:

We have audited the accompanying balance sheets of BioTrove, Inc. as of December 31, 2007 and 2006, and the related statements of operations, changes in redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioTrove, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the financial statements, the Company changed its method of accounting for share-based payments effective January 1, 2006.

/s/  KPMG LLP

Boston, Massachusetts
March 28, 2008

BIOTROVE, INC.

Balance Sheets

	As of December 31,		As of June 30,
	2006	2007	2008
			(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$1,636,428	$18,729,709	$11,208,832
Accounts receivable, net of allowance for doubtful accounts	570,378	383,148	1,518,609
Inventory	1,402,179	1,831,985	1,584,435
Prepaid expenses and other current assets	63,038	243,296	313,980

Total current assets	3,672,023	21,188,138	14,625,856
Property and equipment, net	2,694,126	2,484,297	2,855,819
Restricted cash	175,331	1,708,787	175,103
Intangible asset, net	—	5,739,255	5,518,515
Deferred stock offering costs	—	—	3,473,289

Total assets	$6,541,480	$31,120,477	$26,648,582

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current maturities of long-term obligations	$—	$1,250,000	$—
Revolving credit agreement	1,461,821	597,058	—
Accounts payable	1,046,169	1,381,100	1,555,757
Accrued expenses	1,105,124	1,632,763	2,592,804
Deferred revenue	274,513	1,941,333	1,263,168
Patent license liability	—	4,184,019	3,204,093
Other liabilities	55,520	879,330	839,920

Total current liabilities	3,943,147	11,865,603	9,455,742
Long-term obligations, net of current maturities	—	15,047,129	22,950,317
Deferred revenue	822,500	7,485,667	7,288,444
Patent license liability	—	1,083,333	—

Total liabilities	4,765,647	35,481,732	39,694,503

Commitments and contingencies
Redeemable convertible preferred stock:
Series B redeemable convertible preferred stock, par value $0.01. Authorized 10,010,818 shares; issued and outstanding 10,010,815 shares at liquidation preference at December 31, 2006 and 2007 and June 30, 2008	32,066,812	34,831,644	36,289,269
Series B-1 redeemable convertible preferred stock, par value $0.01. Authorized 2,408,845 shares at December 31, 2006 and 4,620,216 shares at December 31, 2007 and June 30, 2008, respectively; issued and outstanding 2,341,136, 4,510,081 and 4,516,493 shares at liquidation preference at

December 31, 2006 and 2007, and June 30, 2008, respectively	7,487,886	16,704,095	17,305,599
Series C redeemable convertible preferred stock, par value $0.01. Authorized 4,650,000 and 5,500,000 shares at December 31, 2007 and June 30, 2008, respectively; no shares issued and outstanding at December 31, 2007 and June 30, 2008	—	—	—

Total redeemable convertible preferred stock	39,554,698	51,535,739	53,594,868

Stockholders’ deficit:
Series A convertible preferred stock, par value $0.01. Authorized 250,000 shares; issued and outstanding 185,922 shares at December 31, 2006 and 2007 and June 30, 2008	1,859	1,859	1,859
(liquidation value $2,000,000)
Series A-1 convertible preferred stock, par value $0.01. Authorized 45,802 shares; no shares issued and outstanding at December 31, 2006 and 2007 and June 30, 2008	—	—	—
Common stock, par value $0.01. Authorized 17,753,519, 26,210,552 and 27,060,552 shares at December 31, 2006 and 2007 and June 30, 2008, respectively; issued and outstanding 2,217,842, 2,310,017 and 2,610,990 shares at December 31, 2006 and 2007 and June 30, 2008, respectively	22,126	23,041	26,080
Additional paid-in capital	—	—	—
Accumulated deficit	(37,802,850)	(55,921,894)	(66,668,728)

Total stockholders’ deficit	(37,778,865)	(55,896,994)	(66,640,789)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$6,541,480	$31,120,477	$26,648,582

See accompanying notes to financial statements.

BIOTROVE, INC.

Statements of Operations

				Six Months Ended
	Year Ended December 31,			June 30,
	2005	2006	2007	2007	2008
				(unaudited)

Revenue:
Product	$1,173,790	$897,643	$3,427,338	$2,120,559	$3,453,843
Service	738,279	1,769,381	1,356,514	684,992	1,158,035

Total revenue	1,912,069	2,667,024	4,783,852	2,805,551	4,611,878

Cost of revenue:
Product	1,883,982	2,344,838	4,833,335	2,005,867	3,068,051
Service	408,286	522,307	704,311	361,021	490,414

Total cost of revenue	2,292,268	2,867,145	5,537,646	2,366,888	3,558,465

Gross profit (loss)	(380,199)	(200,121)	(753,794)	438,663	1,053,413

Operating expenses:
Research and development	3,379,753	3,943,783	4,028,440	1,891,375	2,194,964
Selling and marketing	1,916,949	2,195,322	3,071,194	1,371,744	1,999,171
General and administrative	2,028,434	2,977,396	4,314,723	1,633,597	4,873,312

Total operating expenses	7,325,136	9,116,501	11,414,357	4,896,716	9,067,447

Loss from operations	(7,705,335)	(9,316,622)	(12,168,151)	(4,458,053)	(8,014,034)

Other income (expense):
Interest income	53,140	133,373	153,781	45,951	207,789
Interest expense	(198,906)	(167,477)	(3,737,784)	(827,248)	(1,265,477)
Other	—	(123,406)	(170,892)	(129,455)	(20,252)

Total other income (expense)	(145,766)	(157,510)	(3,754,895)	(910,752)	(1,077,940)

Net loss	(7,851,101)	(9,474,132)	(15,923,046)	(5,368,805)	(9,091,974)

Redeemable convertible preferred stock dividends and accretion	(2,008,796)	(3,052,498)	(3,592,710)	(1,647,737)	(2,034,842)

Net loss attributable to common stockholders	$(9,859,897)	$(12,526,630)	$(19,515,756)	$(7,016,542)	$(11,126,816)

Basic and diluted net loss per share attributable to common stockholders	$(5.66)	$(5.82)	$(8.64)	$(3.14)	$(4.62)

Weighted average common shares used to compute basic and diluted loss per share attributable to common stockholders	1,742,695	2,151,622	2,258,173	2,234,178	2,410,223

See accompanying notes to financial statements.

BIOTROVE, INC.

Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit

	Redeemable Convertible Preferred Stock				Stockholders’ Deficit
	Series B		Series B-1		Series A
	Redeemable Convertible		Redeemable Convertible		Convertible				Additional		Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance at December 31, 2004	7,281,052	$20,911,985	—	$—	185,922	$1,859	1,733,443	$17,334	$637,016	$(16,536,294)	$(15,880,085)
Proceeds from exercise of stock options	—	—	—	—	—	—	60,647	607	29,717	—	30,324
Stock options issued for service to nonemployees	—	—	—	—	—	—	—	—	1,711	—	1,711
Issuance of redeemable convertible preferred stock, net of issuance costs of $131,962	1,919,395	4,529,288	—	—	—	—	—	—	—	—	—
Warrants issued in connection with demand notes and Series B redeemable convertible preferred stock	—	—	—	—	—	—	—	—	346,640	—	346,640
Redeemable convertible preferred stock dividends and accretion	—	2,008,796	—	—	—	—	—	—	(1,015,084)	(993,712)	(2,008,796)
Net loss	—	—	—	—	—	—	—	—	—	(7,851,101)	(7,851,101)

Balance at December 31, 2005	9,200,447	27,450,069	—	—	185,922	1,859	1,794,090	17,941	—	(25,381,107)	(25,361,307)
Proceeds from exercise of stock options and warrants	—	—	—	—	—	—	417,752	4,177	29,041	—	33,218
Share-based compensation expense	—	—	—	—	—	—	—	—	70,372	—	70,372
Stock options issued for service to nonemployees	—	—	—	—	—	—	—	—	4,987	—	4,987
Common stock issued for service	—	—	—	—	—	—	6,000	8	487	—	495
Issuance of redeemable convertible preferred stock, net of issuance costs of $62,196	810,368	2,052,134	2,341,136	6,999,997	—	—	—	—	—	—	—
Redeemable convertible preferred stock dividends and accretion	—	2,564,609	—	487,889	—	—	—	—	(104,887)	(2,947,611)	(3,052,498)
Net loss	—	—	—	—	—	—	—	—	—	(9,474,132)	(9,474,132)

Balance at December 31, 2006	10,010,815	32,066,812	2,341,136	7,487,886	185,922	1,859	2,217,842	22,126	—	(37,802,850)	(37,778,865)
Proceeds from exercise of stock options and warrants	—	—	—	—	—	—	86,175	862	50,118	—	50,980
Share-based compensation expense	—	—	—	—	—	—	—	—	244,054	—	244,054
Stock options issued for service to nonemployees	—	—	—	—	—	—	—	—	17,257	—	17,257
Common stock issued for service	—	—	—	—	—	—	6,000	53	3,414	—	3,467
Warrants issued for service to nonemployees	—	—	—	—	—	—	—	—	122,100	—	122,100
Issuance of redeemable convertible preferred stock upon conversion of convertible promissory notes	—	—	2,168,945	8,388,331	—	—	—	—	—	—	—
Warrants issued with convertible promissory notes	—	—	—	—	—	—	—	—	954,336	—	954,336
Redeemable convertible preferred stock dividends and accretion	—	2,764,832	—	827,878	—	—	—	—	(1,396,712)	(2,195,998)	(3,592,710)
Beneficial conversion feature associated with convertible promissory notes	—	—	—	—	—	—	—	—	5,433	—	5,433
Net loss	—	—	—	—	—	—	—	—	—	(15,923,046)	(15,923,046)

Balance at December 31, 2007	10,010,815	34,831,644	4,510,081	16,704,095	185,922	1,859	2,310,017	23,041	—	(55,921,894)	(55,896,994)
Proceeds from exercise of stock options and warrants	—	—	—	—	—	—	300,973	3,009	7,755	—	10,764
Share-based compensation expense	—	—	—	—	—	—	—	30	326,872	—	326,902
Stock options issued for service to nonemployees	—	—	—	—	—	—	—	—	45,355	—	45,355
Preferred stock issued for service	—	—	6,412	24,287	—	—	—	—	—	—	—
Redeemable convertible preferred stock dividends and accretion	—	1,457,625	—	577,217	—	—	—	—	(379,982)	(1,654,860)	(2,034,842)
Net loss	—	—	—	—	—	—	—	—	—	(9,091,974)	(9,091,974)
Balance at June 30, 2008 (unaudited)	10,010,815	$36,289,269	4,516,493	$17,305,599	185,922	$1,859	2,610,990	$26,080	$—	$(66,668,728)	$(66,640,789)

See accompanying notes to financial statements.

BIOTROVE, INC.

Statements of Cash Flows

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)

Cash provided by (used in) operating activities:
Net loss	$(7,851,101)	$(9,474,132)	$(15,923,046)	$(5,368,805)	$(9,091,974)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	984,560	1,092,500	2,223,336	566,740	838,108
Provision for doubtful accounts	—	—	13,043	—	35,251
(Gain)/loss on disposal of property and equipment	(23,412)	38,400	—	—	—
Noncash interest expense	—	17,551	3,407,241	825,312	1,124,553
Share-based compensation expense	1,711	75,854	264,762	116,845	388,147
Change in assets and liabilities:
Accounts receivable	412,191	(307,163)	174,187	8,417	(1,170,712)
Inventory	497,225	(729,695)	(491,461)	9,410	221,654
Prepaid expenses and other assets	312,639	22,557	(139,570)	(182,079)	(71,732)
Accounts payable	158,243	95,759	334,931	(135,369)	174,657
Accrued expenses	(136,137)	686,025	560,291	(86,596)	968,439
Deferred revenue	(900,511)	886,216	8,257,853	909,107	(1,011,218)

Net cash used in operating activities	(6,544,592)	(7,596,128)	(1,318,433)	(3,337,018)	(7,594,827)

Cash flows provided by (used in) investing activities:
Installment payments for a non-refundable license issuance fee	—	—	(1,073,559)	—	(2,166,667)
Purchases of property and equipment	(787,577)	(300,900)	(946,594)	(176,530)	(1,060,099)
Proceeds from disposal of property and equipment	67,020	11,600	—	—	—
Restricted cash	(2,447)	6,205	(536)	—	764

Net cash used in investing activities	(723,004)	(283,095)	(2,020,689)	(176,530)	(3,226,002)

Cash flows provided by (used in) financing activities:
Proceeds from borrowings	125,477	1,451,583	23,010,429	8,115,511	7,717,261
Payments of borrowings	(1,257,590)	(1,451,098)	(1,638,688)	(1,014,520)	(2,494,550)
Proceeds from exercise of stock options and warrants	30,324	33,218	50,995	13,396	10,765
Proceeds from issuance of warrants	346,640	55,520	549,432	549,432	—
Proceeds from issuance of preferred stock	4,529,288	9,052,131	—	—	—
Deferred initial public offering costs	—	—	(6,845)	—	(3,466,444)
Restricted cash for credit agreement	—	—	(1,532,920)	(1,508,559)	1,532,920

Net cash provided by financing activities	3,774,139	9,141,354	20,432,403	6,155,260	3,299,952

Net increase (decrease) in cash and cash equivalents	(3,493,457)	1,262,131	17,093,281	2,641,712	(7,520,877)
Cash and cash equivalents, beginning of year	3,867,754	374,297	1,636,428	1,636,428	18,729,709

Cash and cash equivalents, end of year	$374,297	$1,636,428	$18,729,709	$4,278,140	$11,208,832

Supplemental disclosures of cash flow information:
Cash paid for interest	$198,906	$137,756	$273,705	$82,981	$154,463
Noncash investing and financing activities:
Redeemable convertible preferred stock dividends and accretion	$2,008,796	$3,052,498	$3,592,710	$1,647,737	$2,034,842
Repayment of demand notes through issuance of Series B redeemable convertible preferred stock	1,000,000	—	—	—	—
Conversion of convertible promissory notes to Series B-1 redeemable convertible preferred stock	—	—	6,485,146	—	—
Inventory delivered for license payments	—	—	133,789	—	232,935

See accompanying notes to financial statements.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS
(Unaudited with respect to June 30, 2007 and 2008)

(1)	Nature of the Business

BioTrove, Inc. (the Company) develops, manufactures and markets innovative instruments and consumables for genomic analysis, high-throughput screening and molecular diagnostics. The Company uses proprietary micro- and nano-fluidic technologies to create products that dramatically increase the speed and decrease the cost of widely adopted methods for detecting and measuring genomic materials, such as the nucleic acids DNA and RNA, as well as chemical compounds and proteins. The Company’s OpenArray and RapidFire products enable its customers to design and conduct larger-scale experiments, obtain results more quickly and solve previously intractable problems in research, product development and medical applications. The Company was incorporated in the state of Delaware in 2000 and is headquartered in Woburn, Massachusetts.

For the years ended December 31, 2005, 2006, and 2007 the Company incurred net losses of $(7,851,101), $(9,474,132), and $(15,923,046), respectively. For the six months ended June 30, 2007 and 2008, the Company incurred net losses of $(5,368,805) and $(9,091,974), respectively. As of December 31, 2007 and June 30, 2008, the Company had a net accumulated deficit of $(55,921,894) and $(66,668,728), respectively. The Company had cash and cash equivalents remaining of $18,729,709 and $11,208,832 at December 31, 2007 and June 30, 2008, respectively. The Company believes that its existing cash and cash equivalents and proceeds already received from 2008 debt financings will be sufficient to fund its operations through December 31, 2008.

(2)	Summary of Significant Accounting Policies

(a)	Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of money market funds in the amounts of $572,160, $16,393,795 and $9,288,944, at December 31, 2006 and 2007 and June 30, 2008, respectively.

(b)	Restricted Cash

In 2006, the Company entered into a Credit and Security Agreement. The Credit and Security Agreement is collateralized in part by a security deposit. At December 31, 2007 and June 30, 2008, cash in the amount of $1,532,920 and $0, respectively, was restricted in support of the Credit and Security Agreement. The Company paid the balance of the loan on June 3, 2008. The security deposit was no longer required and was returned to the Company. The Company also maintains a letter of credit for the benefit of its landlord. The landlord can draw against the letter of credit in the event of default. The Company is required to maintain a cash balance of at least $175,000 for funding the letter of credit pursuant to the related agreement. The letter of credit included in restricted cash at December 31, 2006 and 2007 and June 30, 2008 was $175,331, $175,868 and $175,103, respectively.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

(c)	Derivative Instruments

The Company reviews the terms of financial instruments upon issuance to determine whether the instruments include embedded derivatives, such as conversion options or put features, that may require separation from the host contract in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). Under SFAS 133, embedded derivatives that are required to be bifurcated are recorded at fair value on the balance sheet as a liability. After initial recognition, subsequent changes in the fair value of the embedded derivative are charged or credited to the statement of operations in the period of change.

(d)	Revenue Recognition

The Company derives the majority of its revenues from the sale of instruments, consumables used with those instruments, post-contract customer support and laboratory services.

Instrument Sales

The Company sells instruments that include software that is not incidental to the instrument as a whole. In connection with the instrument sales, the Company provides additional services such as installation, training and post-contract customer support (PCS). Revenue on instrument sales is recognized in accordance with AICPA Statement of Position (SOP) No. 97-2, Software Revenue Recognition (SOP 97-2), and related pronouncements. The Company accounts for these sales as multiple element arrangements.

For instrument sales that include PCS, consideration is allocated to PCS based on vendor-specific objective evidence of fair value. Vendor-specific objective evidence of the fair value of PCS is determined by the price charged when PCS is sold separately or, if not sold separately, the stated, substantive renewal rate of PCS in the agreement. Revenue is allocated to the instrument, installation and training based on the residual method. Under the residual method, revenue attributable to the undelivered PCS is deferred at fair value and the residual consideration is allocated to the instrument. Revenue for the instrument is generally recognized when installation at the customer’s site and training of customer employees is complete and customer acceptance has been received. Revenue for PCS is deferred and recognized ratably over the term of the PCS period, which is generally one year.

Consumable Sales

The Company sells consumables that are used with the instruments. Consumables consist principally of OpenArray plates and other instrument supplies. Revenue from the sale of consumables is recognized when it is earned in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition (SAB 104). The Company considers amounts to be earned once evidence of an arrangement has been obtained, delivery has occurred, prices are fixed or determinable, and collectability is reasonably assured. Based on these criteria, consumable revenue is generally recognized upon shipment.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

Laboratory Services

The Company performs laboratory services consisting of development of assays (Assay Development) and screening of assays (Screening). Fees for Assay Development are in the form of fixed price arrangements. Revenue from Assay Development is recognized using the proportional performance method. Under the proportional performance method, revenue is recognized on a straight line basis over the expected service period, which is generally less than one year. Changes to the expected service period are recognized in revenue prospectively. Fees for Screening are billed on a per unit basis and Screening revenue is recognized in accordance with SAB 104, which is generally upon shipment of the required data to the customer.

Multiple Element Arrangements

The Company has entered into arrangements that involve the sales of instruments, consumables and/or services. In these cases, the Company recognizes revenue for these multiple element arrangements according to Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21). Following the guidance in EITF 00-21, the Company identifies the separate units of accounting, allocates arrangement consideration among these units and recognizes revenue for each of them based on the applicable revenue recognition criteria for each separate unit of accounting and when general revenue recognition criteria have been met. The arrangement consideration is allocated to each unit of accounting using the residual method for delivered elements having stand alone value when the fair value of all the undelivered elements is known. The fair value of the undelivered elements is determined based on vendor-specific objective evidence as determined by the price charged for that element when it is sold separately. If the fair value of any undelivered element cannot be determined objectively, then all revenue is deferred until all elements are delivered and services have been performed, or until fair value can be determined objectively for any remaining undelivered elements.

Product revenue includes instrument sales, consumable sales and multiple element arrangement revenues. Service revenue includes laboratory services and PCS.

(e)	Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible, based on historical experience and management’s evaluation of outstanding accounts receivable at each reporting period. Uncollectible amounts are written off against the allowance for doubtful accounts after all collection efforts have been exhausted. At December 31, 2007 and June 30, 2008, the allowance for doubtful accounts was $13,043 and $48,071, respectively. There was no allowance for doubtful accounts at December 31, 2006.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

(f)	Inventories

Raw materials and finished goods inventories are stated at the lower of cost (first-in, first-out method) or market. Raw materials inventory consists of items used in the manufacturing process. Finished goods inventory includes goods awaiting shipment to fulfill open sales orders. The Company records costs associated with deferred revenue on multiple element arrangements in inventory until revenue recognition occurs.

(g)	Property and Equipment

Property and equipment is stated at cost. Repairs and maintenance costs are expensed in the period incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Estimated Useful Life

Office equipment	5-10
Laboratory furniture and equipment	3-5
Software	3-5
Manufacturing equipment	4-6
Leasehold improvements	Lesser of estimated useful life or lease term

(h)	Long-Lived Assets

Long-lived assets include property and equipment as well as a patent license intangible. The Company evaluates the recoverability of the long-lived assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets and the resulting losses are included in the statement of operations.

(i)	Intangible Asset

The Company has recorded an intangible asset in connection with intellectual property rights received under a license agreement entered into in November 2007. The intangible asset was recorded at its cost and is being amortized to cost of sales, on a straight-line basis, over its remaining estimated useful life of 13 years.

(j)	Warrants to Purchase Redeemable Stock

The Company accounts for warrants to purchase redeemable preferred stock (Preferred Stock Warrants) in accordance with Financial Accounting Standards Board (FASB) Staff Position No. 150-5, Issuer’s

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (FSP 150-5). Under FSP 150-5, the Preferred Stock Warrants are classified as other liabilities on the balance sheet. The Preferred Stock Warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense). The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the Preferred Stock Warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time all Preferred Stock Warrants will become warrants exercisable for common stock and, accordingly, the then fair value of the liability will be reclassified to stockholders’ deficit.

(k)	Redeemable Convertible Preferred Stock

The carrying value of redeemable convertible preferred stock is increased by periodic accretions for dividends, the discount associated with the fair value of the Preferred Stock Warrants and issuance costs so that the carrying amount will equal the redemption amounts at the redemption dates before taking into consideration a contingent redemption price feature. These increases are effected through charges to additional paid-in capital to the extent available and to stockholders’ deficit thereafter.

(l)	Research and Development

Research and development costs are expensed as incurred. Research and development costs comprise costs incurred in performing research and development activities, including salaries, benefits, supplies and materials, contracted services, as well as costs related to other overhead such as facilities, utilities and depreciation.

(m)	Concentration of Credit Risk and Significant Customers

Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. The Company maintains its cash in bank deposit accounts, the balances of which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents because the Company places its investments in highly rated institutions. The Company’s customers include large biopharmaceutical companies, a major agriculture company and research institutions all with limited credit risk exposure.

At December 31, 2006, the Company had two customers who accounted for 51.7% of accounts receivable. At December 31, 2007, the Company had one customer who accounted for 26.1% of accounts receivable. At June 30, 2008, the Company had one customer who accounted for 42.2% of accounts receivable.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

(n)	Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, which included cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued expense, approximate their fair value due to their short-term nature. The carrying value of the Company’s revolving credit agreement and term loan approximates fair value due to their variable interest rates. The carrying value of the Company’s convertible promissory notes approximates the fair value as of December 31, 2007.

(o)	Share-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123). SFAS 123(R) supersedes Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees (APB 25), and amends SFAS 95, Statement of Cash Flows. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on fair values. Pro forma disclosure is no longer an alternative.

Prior to January 1, 2006, the Company accounted for share-based awards using the intrinsic value method as prescribed by APB 25, and related interpretations. Accordingly, share-based compensation expense is based on the difference, if any, on the date of grant, between the fair value of the common stock and the exercise price of the option. The share-based compensation expense is amortized using the straight-line method over the requisite service period, which generally equals the vesting period. The Company did not incur any employee share-based compensation expense in 2005 or thereafter for stock option grants accounted for under APB 25. Prior to the adoption of SFAS 123(R), all share-based awards to nonemployees were accounted for at their fair value in accordance with SFAS 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18).

SFAS 123(R) requires nonpublic companies that used the minimum value method in SFAS 123 for either recognition or pro forma disclosures to apply SFAS 123(R) using the prospective transition method. As such, the Company will apply SFAS 123(R) only to awards granted, modified, repurchased, or canceled after the adoption of SFAS 123(R) since the estimated fair value of our stock options granted through December 31, 2005 was determined using the minimum value method.

Effective January 1, 2006 with the adoption of SFAS 123(R), the Company elected to use the Black-Scholes option pricing model to determine the fair value of options granted in determining share-based compensation. As such, the Company recognizes the compensation expense of share-based awards on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The Company uses a straight-line method for all grants that include only a service condition. For grants that include a service condition and one or more performance conditions, the Company recognizes the compensation expense of share-based awards on a tranche-by-tranche basis.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

In using the Black-Scholes option pricing model, the Company makes certain assumptions with respect to the expected lives of the awards, expected volatility of the common stock during the expected option life, risk-free interest rates and expected dividends. The assumptions used are as follows:

			Six Months
			Ended
	Year Ended December 31,		June 30,
	2006	2007	2008
			(unaudited)

Risk-free interest rate	4.28%–5.13%	4.46%–4.80%	2.53%
Expected dividend yield	—	—	—
Expected option life (years)	6.25	6.25	6.25
Expected stock volatility	47.0%–55.0%	62.4%	60.0%

The risk-free interest rate assumptions are based on the rates of U.S. Treasury bills that reflect the expected term of the options in effect when the stock option awards are granted. In accordance with SAB No. 107, Share-Based Payment (SAB 107), the Company’s volatility assumptions are based on the historical volatility rates of the common stock of its publicly held peers over periods commensurate with the expected term of each grant.

The expected option term for the years ended December 31, 2006 and 2007 reflects the application of the simplified method set forth in SAB 107. The expected option term for the six months ended June 30, 2008 reflects the application of the simplified method set forth in SAB 110, Share-Based Payment. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. The Company typically grants stock options with a graded vesting over a four year vesting period.

SFAS 123(R) requires the Company to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records share-based compensation expense only for those awards that are expected to vest. If the Company’s actual forfeitures rate is materially different from its estimate, the share-based compensation expense could be significantly different from what the Company has recorded in the current period. The Company records, in each reporting period at a minimum, share-based compensation expense equal to the expense related to the vested stock options under the graded vesting schedule.

The Company accounts for stock options issued to nonemployees in accordance with the provisions of SFAS 123(R) and EITF 96-18, which requires valuing the stock options using a Black-Scholes option pricing model and remeasuring such stock options to the current fair value until the performance date has been reached.

In accordance with the prospective transition method, the Company’s financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

(p)	Net Loss Per Share

The Company calculates net loss per share in accordance with SFAS No. 128, Earnings per Share (SFAS 128) and EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128 (EITF 03-6). EITF 03-6 clarifies the use of the “two-class” method for the computation of earnings per share by companies with participating securities or multiple classes of common stock. The Company’s Series B and B-1 redeemable convertible preferred stock are participating securities due to their participation rights related to cash dividends declared by the Company as described in note 13. When determining basic earnings per share under EITF 03-6, undistributed earnings for a period are allocated to a participating security based on the contractual participation rights of the security to share in those earnings as if all of the earnings for the period had been distributed. Net losses are not allocated to preferred stockholders.

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average common shares outstanding. The net loss attributable to common stockholders is calculated by adding dividends and accretion of issuance costs allocable to the Company’s redeemable convertible preferred stock to the net loss to determine the loss attributable to common stockholders.

Diluted net income per share is computed giving effect to all potentially dilutive common stock, including options, warrants to purchase stock, and all convertible securities to the extent they are dilutive. The following instruments have been excluded from the computation of diluted net loss per share because the inclusion of the instruments would be anti-dilutive:

				Six Months Ended
	Year Ended December 31,			June 30,
	2005	2006	2007	2007	2008
				(unaudited)

Convertible preferred stock	9,572,291	12,723,795	14,892,740	12,723,795	14,899,152
Warrants to purchase convertible preferred stock	39,594	107,301	107,301	107,301	90,125
Warrants to purchase common stock	653,366	294,881	750,311	294,881	451,088
Options to purchase common stock	1,107,145	2,058,498	2,345,080	2,394,902	2,847,447

	11,372,396	15,184,475	18,095,432	15,520,879	18,287,812

Also excluded from the computation of diluted net loss per share is the potentially dilutive effect of the conversion of the convertible promissory notes issued in December 2007 and during the six months ended June 30, 2008 which automatically convert to common stock upon the completion of an initial public offering, or may electively convert to a preferred stock of the company upon the occurrence of certain events. The convertible promissory notes issued in December 2007 and in the six months ended June 30, 2008 are described in note 10.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

(q)	Income Taxes

Income taxes are accounted for in accordance with SFAS 109, Accounting for Income Taxes, (SFAS 109) using the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has provided a full valuation allowance against its deferred tax assets for the years ended December 31, 2006 and 2007 and the six months ended June 30, 2007 and 2008 since its realization is uncertain. The Company’s policy is to record estimated interest and penalties related to the underpayment of income taxes as a component of its income tax provision.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company’s adoption did not have a material impact on its results of operations or financial position as it did not recognize any assets or liabilities for unrecognized tax benefits relative to uncertain tax positions upon adoption of FIN 48.

(r)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management reevaluates these estimates on an ongoing basis. Significant items subject to such estimates and assumptions include measurement of share-based compensation, the life of the intangible asset, the term of the collaboration agreement described in note 4, the fair value of the patent license acquired in connection with the collaboration agreement, the service period for assay development, valuation of the Company’s preferred and common stock and warrants and valuation of long-lived assets. The Company bases its estimates on historical experience and various other assumptions that management believes to be reasonable under the circumstances. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

(s)	Recent Accounting Pronouncements

On March 19, 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161), to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Management is currently evaluating the effect that SFAS 161 may have on the Company’s financial statement disclosures.

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (SFAS 159), which permits companies to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted SFAS 159 on January 1, 2008 and did not elect the fair value option for any of the eligible financial instruments and other items that are not already measured at fair value under existing standards.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS 157 were to be effective for the fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued Staff Position Financial Accounting Standard No. 157-2 (FSP FAS 157-2), Effective Date of FASB Statement No. 157, that amends SFAS 157 to delay the effective date of Statement 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company adopted the required provisions of SFAS 157 as of January 1, 2008. The required provisions did not have a material impact on our financial statements. See note 15 for additional information.

(3)	Unaudited Interim Information

The accompanying interim balance sheet as of June 30, 2008, the statements of operations and cash flows for the six months ended June 30, 2007 and 2008, and the statements of changes in redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2008 are unaudited. These unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting solely of normal recurring adjustments and accruals necessary for the fair presentation of the Company’s financial position as of June 30, 2008 and its results of operations and cash flows for the six months ended June 30, 2007 and 2008. The results for the six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the year ending December 31, 2008.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

(4)	Collaboration Agreement

On November 9, 2007, the Company entered into an Intellectual Property License, Collaboration and Supply Agreement (Collaboration Agreement) and a Patent License Agreement (License Agreement) with Applera Corporation by and through its Applied Biosystems Group (Applied Biosystems). Pursuant to the terms of the Collaboration Agreement, Applied Biosystems has the rights to develop and commercialize custom-built OpenArray plates containing its proprietary genotyping assays. Under the terms of the Collaboration Agreement, the Company granted an exclusive license to Applied Biosystems for commercialization of the OpenArray technology, including instruments and OpenArray plates, in the field of Single Nucleotide Polymorphisms (SNP) genotyping. The Company has the obligation to exclusively manufacture and supply all genotyping OpenArray plates for Applied Biosystems. The Company will manufacture the OpenArray instruments for sale by Applied Biosystems unless Applied Biosystems opts to manufacture the OpenArray instruments. The Company has no obligation to provide the manufacturing know-how to Applied Biosystems unless the occurrence of certain contingent events, such as breach by the Company or bankruptcy. The Collaboration Agreement has a term of seven years and Applied Biosystems has the unilateral option, given that certain criteria are met by Applied Biosystems, to extend the term on an annual basis thereafter. The Collaboration Agreement can also be mutually extended. Applied Biosystems has the right to terminate the Collaboration Agreement at any time upon 60 days’ notice.

Under the terms of the Collaboration Agreement, the Company received a nonrefundable up-front fee in December 2007 (Up-front Fee). The period commencing with commercialization and ending with the earlier of expiration or termination of the Collaboration Agreement is the commercialization phase (Commercialization Phase). Upon commencement of the Commercialization Phase, the Company will transfer all of its SNP genotyping customers and associated PCS obligations to Applied Biosystems. During the Commercialization Phase, the Company will receive certain revenue sharing payments for Applied Biosystems’ sale of SNP genotyping OpenArray plates and fixed transfer prices on the sale of OpenArray instruments to Applied Biosystems. Additionally, the Company provides Applied Biosystems with OpenArray instruments and OpenArray plates for its internal research and development and obtains a credit up to $500,000 for these in-kind deliveries against the License Agreement payments (In-Kind Deliveries). At June 30, 2008, the Commercialization Phase had not yet been declared by Applied Biosystems.

The License Agreement grants certain licenses to the Company. The License Agreement expires in May 2022 upon expiration of the last to expire of the licensed patents. Under the terms of the License Agreement, the Company is required to pay a nonrefundable license issuance fee in six equal installments, the first of which was paid on November 19, 2007. Future payments are due quarterly thereafter beginning January 1, 2008, through January 1, 2009.

Pursuant to EITF 00-21, the Company accounts for the Collaboration Agreement and License Agreement as a single arrangement and accounts for it as a multiple element arrangement. The Company identified the following deliverables in the Collaboration Agreement: (i) exclusive license to commercialize the OpenArray instruments in the field of SNP genotyping, (ii) exclusive supply of unlimited OpenArray plates and commercial use OpenArray instruments at a discounted price during the term of the license with no minimum order quantities specified until forecasts from Applied Biosystems are received, and (iii) OpenArray instruments and OpenArray plates for Applied Biosystems internal research and development purposes. These deliverables result in a single unit of accounting due

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

to the lack of stand alone value of the delivered elements and the lack of objective evidence of fair value of the undelivered elements. This single unit of accounting is associated with multiple consideration streams. The multiple consideration streams consist of the Up-front Fee, fees for Applied Biosystems’ sales of OpenArray instruments and OpenArray plates for commercial use, credit for In-Kind Deliveries and the transfer of the Company’s PCS obligation to Applied Biosystems.

A portion of the Up-front Fee relates to the discount on the unlimited future sales of all OpenArray instruments and OpenArray plates to Applied Biosystems throughout the Commercialization Phase. This discount was determined to be a significant incremental discount pursuant to AICPA Technical Practice Aid (TPA) 5100.51, Accounting for Significant Incremental Discounts in Software Revenue Recognition (TPA 5100.51). As such, the Company applied the revenue recognition model of TPA 5100.51 to the single unit of accounting of this multiple element arrangement. As a result, the Company has recorded the Up-front Fee as deferred revenue at December 31, 2007 and June 30, 2008. Upon the commencement of the Commercialization Phase, the Company will recognize the deferred Up-front Fee on a subscription basis over the expected term of the Commercialization Phase (period the discount can be utilized). Also consistent with TPA 5100.51, revenue on the sales of OpenArray instruments and OpenArray plates during the Commercialization Phase will be recognized when Applied Biosystems opts to purchase the products and upon satisfaction of the revenue recognition requisites of SOP 97-2 or SAB 104, as applicable. Shipments of all products to Applied Biosystems prior to the start of the Commercialization Phase will be recorded as revenue equal to their cost (zero profit) and any difference between the price charged and costs incurred will be added to the deferred Up-front Fee and amortized on a straight-line basis over the Commercialization Phase. In addition, the revenue associated with the PCS obligation transferred to Applied Biosystems will also be amortized over the Commercialization Phase on a straight-line basis.

The Company will present the revenue from the Up-front Fee gross in product revenue in its statement of operations pursuant to EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), since the license obtained is a separate benefit to the Company and the estimated fair value of the license exceeds the consideration payable by the Company.

The license has been recorded as a separate intangible asset at its cost and will be amortized on a straight-line basis over its estimated useful life. The estimated useful life includes a period prior to the effective date of the License Agreement since the Company had sales of OpenArray instruments and OpenArray plates prior to the effective date of the License Agreement. Amortization related to the period prior to the effective date of the License Agreement was immediately charged to cost of sales in 2007. The Company will record the royalties payable to Applied Biosystems based on net sales as incurred. The Company has a contingent liability of approximately $342,000 for payments due to Applied Biosystems, in the event of cancellation or breach of the License Agreement by the Company.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

Amounts on the balance sheet associated with the Collaboration Agreement and License Agreement consist of the following:

	December 31,	June 30,
	2007	2008
		(unaudited)

Intangible asset, net of amortization of $1,066,913 and $1,287,654 at December 31, 2007 and June 30, 2008, respectively	$5,739,255	$5,518,515
Deferred revenue	7,072,134	7,207,963
Patent license liability, including in-kind deliveries	5,633,564	3,337,369

(5)	Share-Based Compensation

During 2000, the Company established the 2000 Stock Option Plan (the Plan), to provide for the grant of incentive stock options and nonqualified stock options. The compensation committee of the board of directors has the authority to select the employees and nonemployees to whom options are granted and determine the terms of each option, including (i) the number of shares of common stock subject to the option, (ii) when the option becomes exercisable, (iii) the option exercise price, which, in the case of incentive stock options, must be at least 100% (110% in the case of incentive stock options granted to a stockholder owning in excess of 10% of the Company’s common stock) of the fair value of the common stock as of the date of grant and (iv) the vesting date of the option. The options terminate on the tenth anniversary of the grant date.

The number of shares reserved for the Plan as of December 31, 2006 was 2,355,861 shares. In May 2007, the board of directors and the stockholders of the Company approved an amendment to the Plan, pursuant to which the aggregate number of shares underlying awards granted under the Plan was increased from 2,355,861 shares to 2,707,562 shares. In December 2007, the board of directors and the stockholders of the Company approved an additional amendment, pursuant to which the aggregate number of shares underlying awards granted under the Plan was increased from 2,707,562 shares to 3,238,262 shares.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

As of December 31, 2007 and June 30, 2008, 681,520 and 165,403 options, respectively, were available for future grant under the Plan. Stock option activity under the Plan for the years ended December 31, 2005, 2006, and 2007 and for the six months ended June 30, 2008 is as follows:

		Weighted Average
	Number of	Exercise Price
	Shares	per Share

Options outstanding at December 31, 2004	1,236,313	$0.50
Granted	267,360	0.50
Exercised	(60,647)	0.50
Forfeited	(216,518)	0.50
Cancelled	(119,363)	0.50

Options outstanding at December 31, 2005	1,107,145	0.50
Granted	1,295,540	0.50
Exercised	(59,267)	0.50
Forfeited	(193,023)	0.50
Cancelled	(91,897)	0.50

Options outstanding at December 31, 2006	2,058,498	0.50
Granted	387,930	0.67
Exercised	(42,877)	0.51
Forfeited	(45,571)	0.59
Cancelled	(12,900)	0.50

Options outstanding at December 31, 2007	2,345,080	0.53
Granted (unaudited)	519,367	3.15
Exercised (unaudited)	(1,750)	0.67
Forfeited (unaudited)	(15,250)	0.67
Cancelled (unaudited)	—	—

Options outstanding at June 30, 2008 (unaudited)	2,847,447	$1.00

As of December 31, 2007 and June 30, 2008, there were stock options outstanding that were exercisable for 1,318,781 and 1,524,450 shares, respectively. The aggregate intrinsic value was calculated as the difference between the exercise price and the fair value of the underlying common stock as of the respective balance sheet dates. The aggregate intrinsic value and weighted average remaining contractual life of stock options outstanding at December 31, 2007 were approximately $5,802,018 and 7.75 years, respectively. The aggregate intrinsic value and weighted average remaining contractual life of stock options outstanding at June 30, 2008 were approximately $6,109,808 and 7.86 years, respectively. The aggregate intrinsic value, weighted average remaining contractual life and weighted average exercise price of stock options exercisable at December 31, 2007 were $3,283,713 and 7.15 years, and $0.51, respectively. The aggregate intrinsic value, weighted average remaining contractual life and weighted average exercise price of stock options exercisable at June 30, 2008 were $3,950,243 and 7.02 years, and $0.56, respectively. The aggregate intrinsic value of stock options vested during the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008 was $259,580, $1,685,621 and $499,039, respectively. The aggregate intrinsic value of stock options

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

exercised during the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008 was $9,995, $64,753 and $4,358, respectively. The weighted average fair value of stock options granted during the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008 was $0.43, $1.08 and $1.86, respectively.

The expense included in the statements of operations, including for employees and nonemployees, for the years ended December 31, 2006 and 2007, and the six months ended June 30, 2007 and 2008, relating to the Plan is as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2006	2007	2007	2008
			(unaudited)

Cost of revenue	$6,676	$35,416	$17,485	$17,482
Research and development	6,069	27,504	13,359	7,048
Selling and marketing	7,374	15,075	7,277	25,286
General and administrative	55,735	186,767	73,031	322,441

	$75,854	$264,762	$111,152	$372,257

The Company did not recognize any tax benefits on the share-based compensation for the years ended December 31, 2006 and 2007 or the six months ended June 30, 2007 and 2008 based on the tax status of the Company.

As of December 31, 2007 and June 30, 2008, there remained $658,100 and $1,178,796, respectively, of compensation costs related to nonvested stock options to be recognized as expense over a weighted average period of approximately 2.56 and 2.55 years, respectively.

In July 2007, the Company’s board of directors performed a retrospective valuation of its common stock. As a result of the retrospective valuation, the Company amended and restated all stock options granted in 2007. The Company increased the exercise prices of the 2007 grants from $0.50 to $0.67 per share. All other terms of the stock options were unchanged. The Company accounted for this change as a modification. Accordingly, the Company measured the incremental compensation expense as the excess, if any, of the fair value of the modified award over the fair value of the original award, immediately before the terms are modified. There was no incremental compensation expense associated with these modifications.

On November 20, 2007, the compensation committee of the board of directors approved the acceleration of the vesting on 85,000 stock options originally granted in August 2006. All other terms of the stock options were unchanged. At the modification date, the Company determined that the number of stock options expected to vest on the original award remained unchanged and as a result there was no incremental compensation expense associated with this modification.

On June 25, 2008, the Company notified an employee that his position was being eliminated and, as a result, his employment would be terminated. This termination resulted in incremental share-based compensation expense of $70,894.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

The following table summarizes information about the retrospectively determined fair value of the Company’s common stock, as determined by the board of directors, and the intrinsic value of the Company’s options granted during the year ended December 31, 2007 and the six months ended June 30, 2008:

			Fair Value of
		Options	Common	Options Granted
	Options	Exercise	Stock at	Intrinsic Value at
Grant Date	Granted	Price	Grant Date	Grant Date

January 1, 2007	283,050	$0.67	1.27	169,830
January 2, 2007	7,800	0.67	1.27	4,680
January 8, 2007	2,160	0.67	1.27	1,296
February 5, 2007	7,200	0.67	1.27	4,320
February 6, 2007	3,600	0.67	1.27	2,160
February 26, 2007	720	0.67	1.27	432
March 1, 2007	5,400	0.67	1.60	5,022
March 5, 2007	7,200	0.67	1.60	6,696
March 12, 2007	10,000	0.67	1.60	9,300
March 15, 2007	800	0.67	1.60	744
April 3, 2007	10,000	0.67	1.60	9,300
April 16, 2007	50,000	0.67	1.60	46,500
March 17, 2008	519,367	3.15	3.16	5,194

	907,297			$265,474

The Company issued stock options to employees to purchase 259,360, 1,289,540, 377,930 and 486,867 shares of common stock in 2005, 2006, 2007 and the six months ended June 30, 2008, respectively. The compensation expense resulting from stock option grants to employees in 2006, 2007 and the six months ended June 30, 2008 represents the fair value of the stock options on the grant date for those options.

The Company issued stock options to nonemployees to purchase 8,000, 6,000, and 10,000 shares of common stock for services rendered in the years ended 2005, 2006, and 2007, respectively. These stock options were fully vested as of December 31, 2007. The Company recognized $1,711, $4,987, and $17,257 of expense in the years ended December 31, 2005, 2006, 2007, respectively, related to these options. The Company recognized $5,715 of expense in the six months ended June 30, 2007 related to these options. In March 2008, the Company issued stock options to members of the Company’s scientific advisory board to purchase 32,500 shares of common stock, including options to acquire 15,000 shares of common stock that were immediately vested. The Company recognized $45,355 of expense in the six months ended June 30, 2008 related to these options.

In 2006 and 2007, the Company issued restricted common stock pursuant to the Plan. Restricted common stock, whether vested or unvested, may not be sold, transferred or assigned and is subject to forfeiture in the event the employee ceases to be an employee of the Company. Vested restricted common stock may be sold, transferred or assigned by the holder only upon the occurrence of a public offering.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

On December 20, 2006, the Company granted 6,000 shares of restricted common stock to a director of the Company, of which 500 shares were vested immediately. The remaining restricted common stock vests ratably from December 20, 2006 to October 20, 2008.

On March 28, 2007, the Company granted 6,000 shares of restricted common stock to a director of the Company. This restricted common stock vests ratably over the period from March 28, 2007 to March 28, 2009.

The fair value of the restricted common stock was determined on the grant date and is recognized as compensation expense over the requisite service period. Compensation expense related to these grants was $495, $3,467, $1,485 and $2,895 in the years ended December 31, 2006 and 2007 and the six months ended June 30, 2007 and 2008, respectively. As of December 31, 2007 and June 30, 2008, the remaining future compensation expense associated with these grants was $6,412 and $3,517, respectively. As of December 31, 2006 and 2007 and June 30, 2008, there were 5,500, 6,250 and 3,250 shares of unvested restricted common stock outstanding, respectively.

(6)	Inventory

Inventory consists of the following:

	December 31,		June 30,
	2006	2007	2008
			(unaudited)

Raw materials	$330,321	$394,033	$318,925
Finished goods	1,071,858	1,437,952	1,265,510

Total inventory	$1,402,179	$1,831,985	$1,584,435

(7)	Property and Equipment

Property and equipment consists of the following:

	December 31,		June 30,
	2006	2007	2008
			(unaudited)

Office equipment	$372,323	$414,393	$553,784
Laboratory equipment and furniture	1,985,882	2,091,223	2,074,506
Software	122,810	133,973	137,183
Manufacturing equipment	1,399,336	2,065,292	2,878,228
Leasehold improvements	1,575,714	1,697,778	1,737,924

Total property and equipment, at cost	5,456,065	6,402,659	7,381,625
Less accumulated depreciation	(2,761,939)	(3,918,362)	(4,525,806)

Property and equipment, net	$2,694,126	$2,484,297	$2,855,819

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

Depreciation expense was, $984,560, $1,092,500, $1,156,423, $566,740, and $617,367 for the years ended December 31, 2005, 2006, and 2007, and the six months ended June 30, 2007 and 2008, respectively.

(8)	Intangible Asset

The Company has an intangible asset in connection with intellectual property rights received under the License Agreement entered into in November 2007. The intangible asset was recorded at its cost of $6,806,168 and is being amortized to cost of sales, on a straight-line basis, over its estimated useful life of 13 years. Included in cost of sales for the year ended December 31, 2007 and the six months ended June 30, 2008 was $1,066,913 and $220,741, respectively, of amortization expense related to this intangible asset. Annual amortization in each of the five fiscal years ended December 31, 2012 is expected to be $441,481.

(9)	Accrued Expenses

Accrued expenses consist of the following:

	December 31,		June 30,
	2006	2007	2008
			(unaudited)

Employee compensation and benefits	$251,584	$775,063	$1,262,275
Professional fees	495,025	691,507	945,427
Commissions	94,308	32,275	93,264
Other	264,207	133,918	291,838

Total accrued expenses	$1,105,124	$1,632,763	$2,592,804

(10)	Debt

(a)	Equipment Financing Facility

In April 2003, the Company entered into an equipment line of credit agreement (the Equipment Line of Credit) under which the Company could borrow up to $1,500,000 to purchase equipment and furniture. Subsequently, the Company increased the Equipment Line of Credit to $4,000,000. Each borrowing under the agreement had a 36-month term at interest rates from 8.65% to 9.91% per annum. All borrowings under the agreement were secured by the acquired assets. In connection with the Equipment Line of Credit, the Company issued warrants to purchase 45,802 shares of Series A-1 convertible preferred stock at $2.62 per share. The warrants vested pro rata as the Company drew on the Equipment Line of Credit. The Company valued each tranche of warrants as they vested and recorded the value as an original issue discount against each term note. Any warrants that vested were exercisable at the earlier of five years from the date of issuance or the closing of an initial public offering or change in control. As of December 31, 2006 and 2007, 39,594 warrants were vested and recorded in additional paid-in capital. In March 2008, 17,176 warrants expired unexercised. As of June 30, 2008, 22,418 warrants remain exercisable.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

In October 2006, the Company repaid the outstanding balance of the Equipment Line of Credit.

(b)	Demand Notes — May 2005

In May 2005, the Company entered into bridge financing demand notes (the 2005 Demand Notes) under which the Company borrowed $1,000,000 from the Series B preferred stockholders to finance its development of technology and operations. The 2005 Demand Notes had an interest rate of 8% per annum. The aggregate principal amount outstanding (including accrued but unpaid interest) was payable in full on demand, but not prior to July 1, 2005. In connection with the issuance of the 2005 Demand Notes, the Company issued warrants to purchase 150,000 shares of common stock at an exercise price of $0.01 per share. The warrants have a ten year term and are exercisable at anytime. On July 1, 2005, the Company repaid the 2005 Demand Notes in connection with the issuance of Series B redeemable convertible preferred stock and additional detachable warrants. The warrants issued with the 2005 Demand Notes were accounted for along with the additional detachable warrants issued on July 1, 2005 in connection with the Series B redeemable convertible preferred stock issuance.

(c)	Credit and Security Agreement

In October 2006, the Company entered into a credit and security agreement (the Credit Agreement) with a financial institution. The Credit Agreement included a revolving line of credit (the Revolver) and a term loan (the Term Loan) to provide for ongoing working capital requirements and to refinance the Equipment Line of Credit. The Revolver was issued with a term of up to 36 months, a maximum borrowing capacity of $2,500,000, and an interest rate of LIBOR plus 5%. The availability of the Revolver is limited to certain restrictions based on the Company’s assets. The Term Loan was issued with a term of 36 months, a maximum borrowing capacity up to $2,500,000, and an interest rate of LIBOR plus 2.5%. The Company is also required to pay a fee of 0.42% on the unused monthly balance on the Revolver. The Term Loan requires monthly payments of interest-only in the first year and equal monthly payments of principal and interest thereafter. The Term Loan is available to the Company only if the Company complies with certain restrictions associated with its cash flows.

In connection with the Credit Agreement, the Company issued warrants with a ten year term to purchase 67,707 shares of Series B-1 redeemable convertible preferred stock (B-1 Preferred Stock Warrants) at $2.99 per share. The B-1 Preferred Stock Warrants are exercisable at any time. The B-1 Preferred Stock Warrants are recorded as a liability in other liabilities, at their fair value of $55,520, $182,809 and $186,194 at December 31, 2006 and 2007 and June 30, 2008, respectively. The Company allocated proceeds equal to the fair value of the B-1 Preferred Stock Warrants at the issuance date and recorded the B-1 Preferred Stock Warrants as a discount to the debt. The aggregate value of the debt issuance costs and the original fair value of the B-1 Preferred Stock Warrants (together, the Credit Agreement Debt Discount) will be amortized to interest expense over the life of the Credit Agreement. The B-1 Preferred Stock Warrants will be revalued at each reporting date with subsequent changes in fair value recorded in other income (expense).

As collateral for the Company’s Revolver obligations under the Credit Agreement, the Company granted a security interest in a lockbox account to the lender and a priority security interest in all existing and subsequently acquired assets, excluding intellectual property.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

In April 2007, the Company amended the Credit Agreement to lift the Term Loan borrowing restrictions, thereby allowing the Company to borrow the maximum amount of $2,500,000. As a result, the Company did borrow $2,500,000 under the Term Loan which was subject to a $1,500,000 cash collateral requirement. In connection with this amendment, the Company agreed to increase the interest rate on the Term Loan from LIBOR plus 2.5% to LIBOR plus 3.5%, use the proceeds exclusively for the purchase of property and equipment, and repay the principal on a straight-line basis over a 24 month period.

The Company had $1,633,237 and $723,716 outstanding under the Revolver, as of December 31, 2006 and 2007, respectively. The Company paid off the balance of the revolver in the quarter ended March 31, 2008. The Company had $1,770,833 and $0 outstanding under the Term Loan as of December 31, 2007 and June 30, 2008, respectively. The Company paid off the term loan on June 3, 2008. At December 31, 2006 there were no borrowings outstanding under the term loan. The unamortized Credit Agreement Debt Discount was $171,416, $126,658 and $47,973 as of December 31, 2006 and 2007 and June 30, 2008, respectively.

At December 31, 2007, the Company was in default of certain covenants under the Credit Agreement. Subsequent to December 31, 2007, the Company obtained a written waiver of these events of default. At June 30, 2008, the Company was in compliance with all covenants under the Credit Agreement.

(d)	Convertible Promissory Notes — January 2007

In January 2007, the Company established a bridge financing agreement with its Series B-1 and Series B shareholders under which the Company could issue up to $6,000,000 of contingently convertible promissory notes and detachable contingently exercisable warrants. In May 2007, the Company amended the terms of the agreement and increased the maximum consideration to $6,300,000. In May 2007, the Company had issued contingently convertible promissory notes of $6,300,000 (the January 2007 Contingently Convertible Notes). The January 2007 Contingently Convertible Notes bear interest at 8% per annum, compounded annually. The financing was for working capital and product development. The January 2007 Contingently Convertible Notes, plus accrued interest, were due and payable at July 15, 2007 (Maturity Date) and could automatically or electively convert into a new series of preferred stock or Series B-1 redeemable convertible preferred stock, respectively, subsequent to completion of certain triggering events by the Company. The conversion of the January 2007 Contingently Convertible Notes was outside of the control of the holder until the Maturity Date. At the Maturity Date, the January 2007 Contingently Convertible Notes became convertible into Series B-1 at $2.99 per share at the option of the holder. In connection with the issuance of the January 2007 Contingently Convertible Notes, the Company issued contingently exercisable warrants to purchase new preferred stock equal to the quotient of 20% of the sum of the then outstanding aggregate principal amount plus the accrued interest divided by the price per share at which the new preferred stock was issued (in the event that the January 2007 Contingently Convertible Notes convert automatically into the new preferred stock), or to purchase common stock equal to the quotient of 20% of the sum of the then outstanding aggregate principal amount plus the accrued interest divided by $2.99 per share. The warrants were only exercisable upon conversion of the January 2007 Contingently Convertible Notes. The warrants have a term of ten years and provide the right to purchase the new preferred stock or common stock at a par value of $0.01 per share.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

On the Maturity Date, there were significant changes to the features of the January 2007 Contingently Convertible Notes and related detachable contingently exercisable warrants. Upon this date, the interest rate on the January 2007 Contingently Convertible Notes increased from 8% to 12% per annum and the January 2007 Contingently Convertible Notes became convertible or redeemable at the holders election at any time. The Company considers the increase in the interest rate from 8% to 12% and the change from being convertible at the election of the Company to being convertible at the election of the holders to be significant changes in the features of the January 2007 Contingently Convertible Notes. In accordance with EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (EITF 00-27), the January 2007 Contingently Convertible Notes and warrants, which did not have conversion or exercise features within the control of the holder prior to July 15, 2007, were deemed replaced with significantly different notes and warrants which did have conversion or exercise features in the control of the holder. As a result of the deemed replacement of the January 2007 Contingently Convertible Notes and warrants, on July 15, 2007, the Company increased the carrying value of the January 2007 Contingently Convertible Notes by $1,903,185 and the associated warrants by $404,904 to their respective fair values to account for the replacement. This adjustment resulted in noncash interest expense of $2,308,089.

On July 23, 2007, the holders of the January 2007 Contingently Convertible Notes elected to convert the entire $6,300,000 of principal and $185,146 of accrued interest into shares of Series B-1 redeemable convertible preferred stock. As noted above, the carrying value of the January 2007 Contingently Convertible Notes was increased to its fair value on July 15, 2007. The fair value of the January 2007 Contingently Convertible Notes, including accrued interest, was $8,388,331 on the conversion date. As a result, the Company issued 2,168,945 shares of Series B-1 redeemable convertible preferred stock. As a result of the conversion, detachable warrants to purchase 433,781 shares of common stock became exercisable.

(e)	Demand Notes — November 2007

In November 2007, the Company entered into demand notes (the 2007 Demand Notes) with three of its Series B and Series B-1 shareholders for $6,250,000. The demand notes bear interest at 12% per annum, payable annually in arrears. The principal, plus accrued interest, was payable upon demand after the maturity date of December 10, 2007. The terms of the 2007 Demand Notes required the Company to issue warrants to the holders if a bridge financing of at least $1,250,000 was not completed on or before December 10, 2007 or upon the occurrence of an initial public offering, private financing or sales transaction. The first tranche of the bridge financing was completed on December 10, 2007 through the issuance of contingently convertible promissory notes and the contingent rights to the warrants expired. Upon maturity, the Company repaid the 2007 Demand Notes in full and the interest thereon of $42,904.

(f)	Convertible Promissory Notes — December 2007

On December 10, 2007, the Company entered into a note subscription agreement with its Series B and Series B-1 shareholders under which the Company issued convertible promissory notes of $14,908,498 (the December 2007 Convertible Notes). Under the note subscription agreement, the Company and the lead investor may agree to increase the maximum amount of the December 2007 Convertible Notes by up to an additional $5,245,000 in subsequent closings. The December 2007 Convertible Notes bear

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

interest at 8% per annum, compounded annually. The December 2007 Convertible Notes, plus accrued interest, are due and payable on December 10, 2010 unless extended by written consent of the lead investor and the majority noteholders. At December 31, 2007, there was $14,908,498 of principal of December 2007 Convertible Notes outstanding.

Subsequent to December 31, 2007, the Company and the lead investor agreed to increase the maximum amount of the December 2007 Convertible Notes to $22,663,498, pursuant to the note subscription agreement. Between January 1, 2008 and March 31, 2008, the Company issued an aggregate of $7,752,727 of additional December 2007 Convertible Notes. These additional notes bear the same terms as the December 2007 Convertible Notes. At June 30, 2008, there was $22,661,225 of principal of December 2007 Convertible Notes outstanding.

At any time after December 10, 2008, the lead investor may convert (Elective Conversion) all of the December 2007 Convertible Notes and all accrued interest into shares of Series C redeemable convertible preferred stock (Series C) at a conversion price obtained by dividing (A) the difference between (i) $150,000,000 and (ii) the total principal amount of all outstanding December 2007 Convertible Notes plus accrued interest, by (B) the total number of outstanding shares of common stock on a fully diluted basis (the Elective Conversion Price). The Series C is senior to the Series A, Series A-1, Series B and Series B-1 convertible preferred stock and is subordinate to the Credit Agreement.

The December 2007 Convertible Notes will automatically or electively convert to either common stock, Series C or a new preferred stock upon the occurrence of certain events. The December 2007 Convertible Notes will automatically convert to common stock upon completion of an initial public offering of at least $10.00 per share and $15,000,000 of aggregate proceeds (Qualified Public Offering) at a conversion price equal to the lesser of 67% of the initial public offering price or the elective conversion price. If the Company participates in a private financing, the lead investor may convert the December 2007 Convertible Notes to the new preferred stock at the lower of (x) the product of 67% and the price paid by the new investors for such preferred stock and (y) the Elective Conversion Price. In the event of a sale transaction, the lead investor may demand the Company to redeem the December 2007 Convertible Notes at a redemption value of 150% of the outstanding principal plus accrued interest thereon. Alternatively, in the event of a sale transaction, the lead investor may convert the outstanding promissory notes and accrued interest thereon into Series C at the lower of the conversion price obtained by (x) the product of 67% and the quotient of dividing (A) the difference between (i) the aggregate fair market value of the consideration paid by the acquirer(s) and (ii) the total principal amount of all outstanding December 2007 Convertible Notes plus accrued interest, by (B) the total number of outstanding shares of common stock on a fully diluted basis or (y) the Elective Conversion Price. This contingent conversion option may give rise to a beneficial conversion charge upon a resolution of any of the aforementioned contingencies, pursuant to EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rates, (EITF 98-5) and EITF 00-27.

The December 2007 Convertible Notes contain an embedded put feature that allows the holders to redeem the notes at 150% of its outstanding principal plus accrued interest upon a sale transaction. This embedded put feature requires bifurcation and separate accounting under SFAS 133. As such, upon issuance, the embedded put feature was recorded as a liability in other liabilities and a discount to the December 2007 Convertible Notes at its fair value of $330,309. The additional notes issued during the three months ended March 31, 2008 were recorded net of the fair value of the embedded put feature of

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

$174,432 and net of issuance costs. The fair value of the embedded put feature was recorded as a liability in other liabilities in the balance sheet as of March 31, 2008.

In accordance with SFAS No. 133, this discount will be amortized to interest expense over the three year term of the December 2007 Convertible Notes. Subsequent changes in the fair value of this embedded put feature will be measured at each balance sheet date and recorded in earnings as incurred.

At December 31, 2007 the Company was in default of certain terms of its December 2007 Convertible Notes. Subsequent to December 31, 2007 the Company obtained a written waiver of these events of default.

As of December 31, 2007, future payments of principal on all existing debt instruments were as follows:

Principal
Payments

Fiscal year ending December 31,
2008	$1,973,716
2009	520,833
2010	14,908,498

Total	$17,403,047

The above table excludes an aggregate of $7,752,727 of additional December 2007 Convertible Notes that the Company issued in the three months ended March 31, 2008. The additional December 2007 Convertible Notes are payable in 2010.

(11)	Income Taxes

A reconciliation of the Company’s effective tax rate to the statutory federal tax rate is as follows:

	Year Ended December 31
	2005	2006	2007

U.S. federal statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	5.9	6.1	5.3
Tax credits	2.9	2.4	1.4
Nondeductible interest expense	0.0	0.0	(4.9)
Other permanent differences	(0.1)	(0.3)	(0.4)
Valuation allowance	(42.7)	(42.2)	(35.4)

Provision for income taxes	0.0%	0.0%	0.0%

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

The Company’s deferred tax assets consist of the following:

	December 31,
	2006	2007

Deferred tax assets:
Net operating loss carryforwards	$12,227,445	$13,571,359
Research and development credit carryforwards	1,136,524	1,365,044
Fixed assets and intangible assets	489,553	1,012,848
Deferred revenue	540,831	3,796,253
Other	95,246	311,867

Total gross deferred tax asset	14,489,599	20,057,371
Valuation allowance	(14,489,599)	(20,057,371)

Net deferred tax asset	$—	$—

The Company has provided a valuation allowance for the full amount of its net deferred tax assets since at December 31, 2006 and 2007 it is not more likely than not that any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards would be realized. At December 31, 2007, the Company has federal and state net operating loss carryforwards of approximately $34,010,556 and $32,021,848, respectively, which begin to expire in 2021 and 2008, respectively, and federal and state research and development credit carryforwards of $930,397 and $658,556, respectively, which begin to expire in 2021 and 2015, respectively.

On January 1, 2007, the Company adopted the provisions of FIN 48. The Company has no amounts recorded for any unrecognized tax benefits as of January 1, 2007 or December 31, 2007. In addition, the Company did not record any amount for the implementation of FIN 48. The Company’s policy is to record estimated interest and penalties related to the underpayment of income taxes as a component of its income tax provision. As of January 1, 2007 and December 31, 2007, the Company had no accrued interest or tax penalties recorded. The Company’s income tax return reporting periods since December 31, 2003 are open to income tax audit examination by the federal and state tax authorities. In addition, as the Company has net operating loss carryforwards, the Internal Revenue Service is permitted to audit earlier years and propose adjustments up to the amount of net operating losses generated in those years.

Utilization of net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation due to ownership changes that have occurred previously or that could occur in the future, as provided by Section 382 of the Internal Revenue Code of 1986, as well as similar state provisions. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. Any limitation may result in expiration of a portion of the net operating loss or research and development credit carryforwards before utilization. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. Since the Company’s formation, the Company has raised capital through the issuance of common stock and preferred stock, which, combined with the purchasing shareholders’ subsequent disposition of those

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

shares, may have resulted in a change of control, as defined by Section 382, or could result in a change of control in the future upon subsequent disposition.

(12)	Commitments and Contingencies

(a)	Lease Commitment

In March 2008, the Company entered into a five year agreement to lease approximately 2,000 square feet of office space in San Carlos, California. The Company will recognize annual lease expense of $53,716 on a straight-line basis over the life of the lease. Expected lease payments in 2008, 2009, 2010, 2011, 2012 and 2013 are $35,146, $50,942, $52,980, $55,099, $57,303 and $19,349, respectively. Through June 30, 2008, the Company has incurred rent expense of $11,191 related to the San Carlos, California lease.

The Company has a noncancelable operating lease for its office and manufacturing facilities located in Woburn, Massachusetts. Rent expense under the Company’s Woburn, Massachusetts operating lease was $673,274, $702,701 and $717,172, for the years ended December 31, 2005, 2006, and 2007, respectively. Rent expense under the Company’s Woburn, Massachusetts operating lease was $312,562 and $322,935, for the six months ended June 30, 2007, and 2008, respectively.

On June 25, 2008 the Company executed a two year extension effective July 1, 2008 of its lease for the Company’s existing facilities in Woburn, Massachusetts plus an additional 5,360 square feet adjacent to the existing leased space. The lease term was extended to March 30, 2011. The Company has a one time option to cancel the lease effective March 30, 2010 or to extend the lease until March 30, 2012. The expected base rent payments for 2008, 2009, 2010 and the first three months in 2011 are $795,000, $793,000, $774,000 and $194,000, respectively.

(b)	Letter of Credit

The Company maintains a letter of credit of $170,700 for the benefit of its landlord. The landlord can draw against the letter of credit in the event of default. The Company is required to maintain a cash balance of at least $175,000 for funding of the letter of credit pursuant to the related agreement. As of December 31, 2006 and 2007 and June 30, 2008, the Company has a restricted cash balance related to its lease commitment of $175,331, $175,868 and $175,103, respectively.

(c)	Patent Licenses and Royalty Agreements

The Company has a patent license and royalty agreement with a stockholder. Under this patent license and royalty agreement, the Company is obligated to pay fixed license maintenance fees. In addition to license maintenance fees, the Company is obligated to pay royalties for the sale or sublicense of a product using the licensed technology if the applicable royalties exceed the maintenance fee. Total license maintenance and royalties incurred pursuant to this agreement were $40,000, $75,000, $75,000 and $37,500 in the years ended December 31, 2005, 2006, and 2007 and the six months ended June 30,

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

2008, respectively. At December 31, 2006 and 2007 and June 30, 2008, the Company had no accrued license maintenance and royalties related to this agreement.

The Company has patent license and royalty agreements with third parties. Pursuant to these agreements, the Company incurred total license maintenance expense and royalties of $37,566, $41,708, $108,765 and $51,017 in the years ended December 31, 2005, 2006, and 2007 and the six months ended June 30, 2008, respectively. At December 31, 2006 and 2007 and June 30, 2008, the Company had accrued license maintenance and royalty fees related to these agreements of $0, $22,342 and $36,718, respectively.

Future license maintenance fees under all agreements for years ending December 31 are as follows:

Amount

Year:
2008	$85,000
2009	85,000
2010	85,000
2011	85,000
2012	85,000
Subsequent to 2012	615,000

Total	$1,040,000

Excluded from the above table are payments for a nonrefundable license issuance fee pursuant to the Company’s License Agreement with Applied Biosystems as discussed in note 4.

Certain of the above patent license and royalty agreements require payments on sub-license income. Upon the commencement of the Commercialization Phase of the Collaboration Agreement with Applied Biosystems, the Company will owe sublicense income payments in an aggregate amount of up to 25.5% of the portion of the Up-front Fee received from Applied Biosystems in 2007 that is determined to be sublicense income under the license agreements. These payments, which will be expensed as incurred, are contingent upon Applied Biosystems’ declaration of the commencement of the Commercialization Phase of the Collaboration Agreement.

(d)	Product Development Agreement

In February 2008, the Company entered into a product development agreement with a third party. Pursuant to the agreement, upon the successful completion of products that meet the Company’s quality and performance specifications, the Company is required to pay the third party $360,000. Of this amount, the Company estimates that $72,000 will be paid in the third quarter of 2008 and the remaining $288,000 will be paid in the fourth quarter of 2008.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

(e)	Legal Proceedings

We are not a party to any pending litigation or other legal proceedings that are likely to have a material adverse affect on our financial statements.

(13)	Redeemable Convertible Preferred Stock

The Company has authorized 10,010,818, 4,620,216 and 5,500,000 shares of Series B, Series B-1 and Series C, redeemable convertible preferred stock (Series B, Series B-1 and Series C), respectively, all with a par value of $0.01 per share. The Series C shares are newly designated preferred shares which rank senior to the Series B and Series B-1 shares. No shares of Series C were issued as of December 31, 2007 or June 30, 2008.

In June 2002, the Company issued 2,012,189 shares of Series B at $2.61 per share with total proceeds of $5,250,003.

In December 2003, the Company issued 4,183,434 shares of Series B at $2.61 per share with total proceeds of $10,759,055, net of $155,942 in issuance costs.

In April 2004, the Company issued 1,085,429 shares of Series B at $2.61 per share with total proceeds of $2,808,364, net of $23,628 of issuance costs.

In July 2005, the Company issued 1,919,395 shares of Series B with detachable warrants to purchase 503,366 shares of common stock at $0.01 per share. Proceeds from the note were $4,875,928 and were net of issuance costs of $131,962 and the repayment and cancellation of the 2005 Demand Notes with a principal amount of $1,000,000. The proceeds were allocated based on their relative fair value with approximately $4,661,250 allocated to the Series B and approximately $346,640 allocated to (i) 503,366 warrants issued with the Series B and (ii) 150,000 warrants issued with the 2005 Demand Notes. The relative fair value of the warrants was accounted for as additional paid-in capital and will be accreted up to the original purchase price of the Series B over the redemption period. In connection with the issuance of the Series B in July 2005, the investors had the right to purchase up to 810,368 additional shares of Series B and the Company had the right to sell these additional shares subject to certain requisites. In January 2006, the Company issued 810,368 shares of Series B, at $2.61 per share and received proceeds of $2,052,134, net of issuance costs of $62,196.

In February 2006, the Company issued 2,341,136 shares of Series B-1 at $2.99 per share with total proceeds of $6,999,997.

In July 2007, the Company issued 2,168,945 shares of Series B-1, at a fair value of $8,388,331, in connection with the conversion of the January 2007 Contingently Convertible Notes.

On January 29, 2008, the Company issued 6,412 shares of Series B-1 to a director for services provided as a member of its board of directors in 2007.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

The Company’s redeemable convertible preferred shares have various rights, privileges and preferences as follows:

Voting

The holders of Series B and Series B-1 are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote. Each holder of the Series B and Series B-1 is entitled to the number of votes equal to the number of shares into which each of the Series B and Series B-1 is convertible at the time of such vote. In addition, certain actions require approval of Series B and Series B-1 shareholders voting as a separate class.

Dividends

The holders of the Series B and Series B-1 are entitled to receive, when and as declared by the board of directors and out of funds legally available, cumulative dividends on each share at a rate of 8% per annum, compounding annually, commencing on the original issuance date, whether or not earned or declared. Accrued and unpaid dividends shall be fully paid to the holders of Series B and Series B-1 before any dividends may be paid with respect to the Series A, the common stock, or other class of stock ranking junior to Series B and Series B-1. In the event that the Company pays any dividend on the common stock, the Company shall pay an equivalent dividend on the Series B and Series B-1 stock based on the number of shares of common stock into which the Series B and Series B-1 is then convertible.

Through December 31, 2007, no dividends have been declared or paid by the Company. At December 31, 2007, total cumulative accrued dividends for the Series B and Series B-1 were approximately $8,985,821 and $1,315,767, respectively. At June 30, 2008, total cumulative accrued dividends for the Series B and Series B-1 were approximately $10,360,734 and $1,892,984, respectively. For the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008 total accrued dividends were approximately $6,873,340, $10,301,588 and $12,253,718, respectively.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, winding-up or dissolution of the Company, the holders of the Company’s Series B and Series B-1, on a pari passu basis, are entitled to (i) prior and in preference to any distribution of any of the assets of the Company, an amount equal to $2.61 and $2.99 per share, respectively, then held by them, plus an amount equal to all declared or accrued but unpaid dividends on the Series B and Series B-1 held by them and (ii) after payment has been made to the holders of the Series B and Series B-1 and Series A of the full amounts to which they shall be entitled, the holders of Series B and Series B-1 and common stock shall share ratably in the remaining assets of the Company available for distribution, based on number of shares of common stock held by them.

Unless the holders of a majority of the issued and then outstanding shares voting together as a single class elect otherwise, a merger or consolidation of the Company into or with another corporation in

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

which the stockholders of the Company immediately prior to the merger or consolidation do not own more than 50% of the outstanding voting power of the surviving corporation or the sale, lease, licensing, transfer or any other disposition of substantially all the assets of the Company shall be treated as liquidation, dissolution, or winding up of the affairs of the Company.

Conversion

Each share of Series B and Series B-1, at the option of the holder, is convertible into a number of shares of common stock as determined by dividing the respective Series B and Series B-1 original issuance price by the conversion price in effect at the time. At December 31, 2007, the conversion price of the Series B and the Series B-1 is the Preferred Stock Original Issue Price, $2.61 and $2.99 per share, respectively. No fractional shares will be issued upon conversion. The Company will pay a cash amount for fractional shares based on the current market price on the conversion date. The conversion price for Series B is subject to further adjustment in accordance with the anti-dilution provisions contained in the Company’s certificate of incorporation. Upon conversion of the Series B and Series B-1 stock, all accrued but unpaid dividends shall be canceled by the Company.

Conversion of all Series B and Series B-1 is automatic upon (i) the closing of a firm commitment underwritten public offering in which the public offering price is at least $10.00 per share, subject to adjustments such as stock splits or recapitalization, and the aggregate net proceeds raised are at least $15,000,000 and (ii) the vote or written consent of the holders of a majority of the Series B and Series B-1 then issued and outstanding voting as a single class.

Redemption

Upon request by the holders of two-thirds of the Series B and Series B-1 then issued and outstanding, the Company shall redeem the “specified Series B and Series B-1 number” of shares on (a) April 22, 2009 (the first date), (b) April 22, 2010 (the second date), and (c) April 22, 2011 (the third date). The “specified Series B and Series B-1 number” shall be (a) with respect to the first redemption date, one third of the number of Series B and Series B-1 held by such holders on such date; (b) with respect to the second redemption date, the number, if any, of shares held by such holder previously called for redemption but not yet redeemed plus one half of the number of shares then held by such holder and not previously called for redemption; and (c) with respect to the third date all shares then held by such holder.

On the applicable redemption date, the Company shall redeem the applicable number of shares of stock at a price per share equal to (i) the Series B and Series B-1 original issuance price, plus (ii) the fair value of a share of Series B and Series B-1 on an as converted basis as of the redemption date, plus (iii) any accrued or declared, but unpaid, dividends from each applicable Series B and Series B-1 issue date (the Series B and Series B-1 redemption amount).

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

The aggregate amount of redeemable preferred stock that is redeemable at fixed or determinable dates as of December 31, 2007 is as follows:

Year:	Amount

2009	$18,407,162
2010	19,904,792
2011	21,524,270

Total	$59,836,224

(14)	Stockholders’ Deficit

(a)	Capital Stock

In January 2007, the board of directors of the Company and the shareholders approved an increase in the authorized capital stock of the Company from 30,671,405 to 35,346,405. In May 2007, the board of directors and the stockholders approved an increase in the authorized capital stock of the Company from 35,346,405 to 36,159,109. In December 2007, the board of directors and the stockholders approved an increase in the authorized capital stock of the Company from 36,159,109 to 45,989,809 shares. In January 2008, the board of directors and the stockholders approved an increase in the authorized capital stock of the Company from 45,989,809 to 47,689,809. Of the total authorized shares, 27,060,552 have been designated as common stock, $0.01 par value per share and 20,629,257 have been designated as preferred stock, $0.01 par value per share. Of the 20,629,257 shares designated as preferred stock, the Company is authorized to issue 250,000, 45,802, 10,010,818, 4,620,216, 5,500,000 and 202,421 shares of Series A, Series A-1, Series B, Series B-1, Series C and undesignated preferred shares, respectively.

(b)	Warrants

In 2003, 2004, and 2005, the Company issued a total of 45,802 warrants in connection with the Equipment Line of Credit to purchase Series A-1 at $2.62 per share. As of December 31, 2006 and 2007, 39,594 of the 45,802 warrants were vested. In March 2008, 17,176 warrants expired unexercised. At June 30, 2008, 22,418 warrants remained exercisable. The Company recorded the warrants at their fair value as additional paid-in capital.

In connection with the issuance of the 2005 Demand Notes and the Series B in July 2005, the Company issued fully vested warrants to purchase 653,366 shares of common stock at $0.01 per share. The warrants have a term of ten years and are exercisable at anytime. The Company recorded the warrants at their relative fair value of $346,640 as additional paid-in capital. The proceeds from the issuance of the Series B were allocated ratably between the fair value of the Series B and the fair value of the warrants to determine the relative fair value of each instrument.

On July 23, 2007, the holders of the January 2007 Contingently Convertible Notes converted the principal and accrued interest into Series B-1. As a result, the warrants issued in January 2007 became exercisable to purchase 433,781 shares of common stock at $0.01 per share. The proceeds from the issuance of the demand notes were allocated ratably between the fair value of the notes and the fair value of the warrants to determine the relative fair value of each instrument. The Company recorded

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

the warrants at their relative fair value of $549,432 as additional paid-in capital at the issuance date and accreted the recorded amount to interest expense over the term to the Maturity Date. At the Maturity Date of the January 2007 Contingently Convertible Notes, the Company recorded $404,904 in interest expense and additional paid-in capital, representing the change in fair value of the warrants between the issuance date and Maturity Date of the January 2007 Contingently Convertible Notes.

On August 20, 2007, in exchange for consulting services, the Company issued fully vested warrants to purchase 64,947 shares of common stock at $0.67 per share. The warrants are exercisable at anytime and have a life of seven years. The Company recorded the warrants at their fair value of $122,100 as additional paid-in capital and recognizes the consulting expense as services are received.

(c)	Series A Convertible Preferred Stock

In September 2000, the Company issued 185,922 shares of Series A, $0.01 par value, for $10.76 per share for aggregate proceeds of $2,000,000. All shares were purchased by one investor which was also a significant customer in 2005.

Voting

Each holder of Series A is entitled to the same voting rights as the holders of shares of common stock determined on an as converted basis. The holders of Series A, Series A-1, Series B, Series B-1, Series C and common stock shall vote together as a single class on certain matters.

Dividends

The Series A stockholders have the same dividend rights as the common stockholders. The holders are entitled to dividends when and if declared by the board of directors.

Liquidation

In the event of liquidation, dissolution or winding up of the affairs of the Company, the Series A stockholders, after the provision for the payments of the Company’s debts and other liabilities, and after payment has been made to the Series C, Series B and Series B-1 stockholders, are entitled to a payment in preference to common shareholders of an amount equal to the Series A preference amount for each outstanding share. The Series A preference amount equals the original purchase price of $10.76 per share. The holders of the Series A are not entitled to any additional distribution in excess of the Series A preference amount.

Conversion

At any time, any holder of Series A shall have the right, at its option, to convert all or any portion of the shares of one Series A share into two shares of fully paid and nonassessable common stock. Each share of Series A shall automatically be converted into fully paid and nonassessable common stock upon the occurrence of either (i) the effectiveness of an initial public offering or (ii) a sale of the Company.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

(15)	Fair Value Measurements (unaudited)

Effective January 1, 2008, the Company implemented SFAS 157, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The Company has no non-financial assets or liabilities that require remeasurement and reporting at fair value at least annually.

In accordance with the provisions of FSP FAS 157-2, the Company has elected to defer implementation of SFAS 157 as it relates to the non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The Company is evaluating the impact, if any, that SFAS 157 will have on its non-recurring non-financial assets and liabilities.

The adoption of SFAS 157 with respect to the Company’s financial assets and liabilities that are remeasured and reported at fair value at least annually did not have an impact on the Company’s financial results.

In accordance with SFAS 157, the Company groups its financial assets and liabilities measured at fair value on a recurring basis in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

•	Level 1 — Valuation is based upon quoted market price for identical instruments traded in active markets.

•	Level 2 — Valuation is based on quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•	Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. Valuation techniques include use of discounted cash flow models and similar techniques.

The Company’s financial assets that are measured at fair value on a recurring basis are comprised of money market investments. The Company invests excess cash from its operating cash accounts in money market investments and reflects this amount, of approximately $9,288,944 at June 30, 2008, in cash and cash equivalents on the consolidated balance sheet using quoted prices in active markets for identical assets (Level 1) which is equal to a net value of 1:1 for each dollar invested.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

The following table presents the fair value of the Company’s liabilities that are measured at fair value on a recurring basis as of June 30, 2008:

Significant
Unobservable Inputs
(Level 3)

Liabilities:
Series B-1 Prefered Stock Warrants	$186,194
Embedded put feature	520,449

Total	$706,643

The Company’s Series B-1 preferred stock warrants and the embedded put feature in the December 2007 Convertible Notes are measured at fair value on a recurring basis. The Company uses a probability-based valuation model of various liquidity scenarios in order to value the B-1 preferred stock warrants and the embedded put feature. This valuation model incorporates the valuations of recent similar transactions for similar companies and management’s best estimates of the probability assigned to the occurrence of each scenario and the discount rates used in the valuation model. These valuations are classified as Level 3 as the valuation model is based on significant inputs that are unobservable in the market.

The following is a roll forward of the fair value of the B-1 preferred stock warrants and the embedded put feature:

	Series B-1
	Preferred Stock
	Warrants	Embedded Put Feature

Balance as of December 31, 2007	$182,810	$330,309
Total gains included in earnings	3,384	15,708
Purchases, issuance or settlements	—	174,432

Balance as of June 30, 2008	$186,194	$520,449

(16)	Employee Retirement Plan

The Company sponsors a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). On December 20, 2006, the Board of Directors of the Company approved an amendment to the 401(k) Plan, effective January 1, 2007, allowing for the Company to contribute to the 401(k) Plan. The amount of the contribution is at the discretion of the board of directors. The Company did not make matching contributions for the years ended December 31, 2005 and 2006. The Company recorded compensation expense of $91,917 and $72,323 in connection with the matching contribution to the 401(k) Plan for the year ended December 31, 2007 and the six months ended June 30, 2008.

(17)	Industry Segment and Geographical Information

The Company’s chief operating decision maker (CODM) is the President and Chief Executive Officer. The CODM reviews discrete information for the Company’s operations in two operating segments:

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

OpenArray and RapidFire. OpenArray revenues include sales of instruments, PCS and consumables. Sales of consumables consist of OpenArray plates and other instrument supplies. RapidFire revenues include the sales of RapidFire and mass spectrometry instruments, Screening and Assay Development services and PCS for the RapidFire instruments. The Company’s CODM reviews actual, forecast, summary and detailed revenue and margin information to monitor the operating performance and assess overall profitability of the Company. Management makes financial decisions and allocates resources to the segments based on revenues. The Company considers both the OpenArray and RapidFire operating segments to be reportable segments. All significant assets are held in the United States.

Revenues are attributed to geographic area based on the location of the customer. No country, other than the United States, accounted for more than 10% of total revenues. Total revenues outside of the United States were approximately 3%, 12%, and 16% in 2005, 2006, and 2007, respectively. Total revenues outside of the United States for the six months ended June 30, 2007 and 2008 were approximately 18% and 10%, respectively. The relevant segment and percentage of total revenue attributable to each customer who accounted for more than 10% of total revenue in each of the years ended December 31, 2005, 2006, and 2007 and the six months ended June 30, 2007 and 2008 are as follows:

		Year Ended December 31,						Six Months Ended June 30,
	Segment	2005		2006		2007		2007		2008
								(unaudited)

Customer:
Syngenta International AG	OpenArray	—	%*	10.0%		18.9%		19.5%		—	%*
Johnson & Johnson Pharmaceutical Research & Development LLC	RapidFire	—	*	—	*	—	*	10.4		—	*
Schering Plough Corporation	RapidFire	—	*	17.9		15.1		23.9		—	*
Amgen Inc.	RapidFire	—	*	16.3		—	*	—	*	—	*
Sirtris Pharmaceuticals, Inc.	RapidFire	—	*	12.0		—	*	—	*	22.7
Pfizer Inc.	RapidFire	54.8		13.8		—	*	—	*	—	*
Genzyme Corporation	RapidFire	—	*	—	*	—	*	—	*	16.9
Bristol-Myers Squibb Company	RapidFire	—	*	—	*	—	*	—	*	13.2

Total		54.8%		70.0%		34.0%		53.8%		52.8%

*	Represents less than 10% of total revenue

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

The following table includes our segment information:

	Segments
	OpenArray	RapidFire	Corporate(1)	Total

Revenue year ended:
December 31, 2005	$299,980	$1,612,089	$—	$1,912,069
December 31, 2006	662,577	2,004,447	—	2,667,024
December 31, 2007	2,123,114	2,660,738	—	4,783,852

Revenue six months ended (unaudited):
June 30, 2007	1,065,329	1,740,222	—	2,805,551
June 30, 2008	1,217,763	3,394,115	—	4,611,878

Profit (loss) from operations year ended:
December 31, 2005	(5,876,295)	199,394	(2,028,434)	(7,705,335)
December 31, 2006	(6,993,526)	445,641	(2,768,737)	(9,316,622)
December 31, 2007	(8,286,904)	233,476	(4,114,723)	(12,168,151)

Profit (loss) from operations six months ended (unaudited):
June 30, 2007	(3,384,588)	454,092	(1,527,557)	(4,458,053)
June 30, 2008	(4,266,231)	776,733	(4,524,536)	(8,014,034)

Depreciation and amortization year ended:
December 31, 2005	797,725	129,993	56,842	984,560
December 31, 2006	891,102	139,852	61,546	1,092,500
December 31, 2007	1,999,903	153,532	69,901	2,223,336

Depreciation and amortization six months ended (unaudited):
June 30, 2007	458,471	74,342	33,927	566,740
June 30, 2008	686,573	119,154	32,381	838,108

Capital expenditures year ended:
December 31, 2005	713,007	45,258	29,312	787,577
December 31, 2006	196,122	48,193	56,585	300,900
December 31, 2007	589,638	314,886	42,070	946,594

Capital expenditures six months ended (unaudited):
June 30, 2007	149,376	—	27,154	176,530
June 30, 2008	646,971	273,737	139,391	1,060,099

Segment assets:
December 31, 2006	2,976,313	1,545,494	2,019,673	6,541,480
December 31, 2007	8,537,785	1,784,206	20,798,486	31,120,477
June 30, 2008 (unaudited)	8,884,763	2,412,119	15,351,700	26,648,582

(1)	Profit (loss) from operations includes depreciation on corporate equipment, unallocated executive compensation and expenses related to centrally managed functions. Segment assets consist of cash and cash equivalents, other current assets, property and equipment and restricted cash.

BIOTROVE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)
(Unaudited with respect to June 30, 2007 and 2008)

The reconciliation of segment profit (loss) to total net loss is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)

Loss from operations	$(7,705,335)	$(9,316,622)	$(12,168,151)	$(4,458,053)	$(8,014,034)
Interest income	53,140	133,373	153,781	45,951	207,789
Interest expense	(198,906)	(167,477)	(3,737,784)	(827,248)	(1,265,477)
Other	—	(123,406)	(170,892)	(129,455)	(20,252)

Net loss	$(7,851,101)	$(9,474,132)	$(15,923,046)	$(5,368,805)	$(9,091,974)

                Shares

BIOTROVE, INC.

Common Stock

PROSPECTUS

Until          , 2008, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

Lazard Capital Markets

Robert W. Baird & Co.

          , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC Registration Fee, the NASDAQ Global Market Listing Fee and the FINRA Filing Fee.

SEC Registration Fee		$2,948
NASDAQ Global Market Listing Fee		*
FINRA Filing Fee		8,000
Printing and Engraving Fees		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation to be effective upon completion of this offering provides that we shall indemnify, to the fullest extent authorized by the Delaware General Corporation Law, each person who is involved in any litigation or other proceeding because such person is or was a director or officer of BioTrove or is or was serving as an officer or director of another entity at our request, against all expense, loss or liability reasonably incurred or suffered in connection therewith. Our amended and restated certificate of incorporation to be effective upon completion of this offering provides that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that such advance payment will only be made upon delivery to us of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If we do not pay a proper claim for indemnification in full within 60 days after we receive a written claim for such indemnification, our amended and restated certificate of incorporation and our restated bylaws to be effective upon completion of this offering authorize the claimant to bring an action against us and prescribe what constitutes a defense to such action.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article Ninth of our restated certificate of incorporation to be effective upon completion of this offering eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; and

•	from any transaction from which the director derived an improper personal benefit.

We carry insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers. In addition, we may enter into agreements to indemnify our directors and officers.

Additionally, reference is made to the Underwriting Agreement filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriters of BioTrove, our directors and officers who sign the registration statement and persons who control BioTrove, under certain circumstances.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have sold the following securities that were not registered under the Securities Act. The following information gives effect to a  -for-   split of our common stock to be effected prior to the completion of this offering.

(a)	Issuances of Capital Stock, Warrants and Convertible Notes

1.	On May 26, 2005, we issued warrants to purchase 150,000 shares of our common stock at an exercise price of $0.01 per share to 10 accredited investors in connection with the issuance of demand notes in an aggregate principal amount of $1,000,000. Warrants to purchase 92,205 of these shares had been exercised as of August 1, 2008.

2.	On July 1, 2005 and January 12, 2006, we issued and sold 2,346,490 shares of our Series B preferred stock at a purchase price per share of $2.6091 to 11 accredited investors for an aggregate purchase price of $6,122,227 and issued an additional 383,273 shares of our Series B preferred stock upon the conversion of demand notes in an aggregate principal amount of $1,000,000 held by the accredited investors (the “Series B Financing”).

3.	On July 1, 2005, in connection with the Series B Financing, we issued warrants to the accredited investors to purchase 503,366 shares of our common stock at an exercise price of $0.01 per share. Warrants to purchase 390,849 of these shares had been exercised as of August 1, 2008.

4.	On February 17, 2006, we issued and sold 2,341,136 shares of Series B-1 preferred stock at a purchase price of $2.99 per share to nine accredited investors for an aggregate purchase price of $6,999,997.

5.	On October 26, 2006, in connection with a capital line borrowing, we issued a warrant to GE Business Financial Services, Inc. (formerly Merrill Lynch Business Financial Services, Inc.) to purchase 67,707 shares of Series B-1 preferred stock at an exercise price of $2.99 per share.

6.	On December 20, 2006, we issued 6,000 shares of restricted common stock pursuant to our 2000 Plan to Edward L. Erickson for services rendered as a director to us.

7.	On January 22, 2007, April 2, 2007 and May 4, 2007, we issued and sold convertible promissory notes to 15 accredited investors for an aggregate purchase price of $6,300,000 (the “Series B-1 Convertible Note Financing”). On July 23, 2007, the accredited investors elected to convert the convertible promissory notes into 2,168,945 shares of Series B-1 preferred stock.

8.	On January 22, 2007, April 2, 2007 and May 4, 2007, in connection with the Series B-1 Convertible Note Financing, we issued warrants to the accredited investors to purchase 433,781 shares of our common stock at an exercise price of $0.01 per share. Warrants to purchase 164,654 of these shares had been exercised as of August 1, 2008.

9.	On March 28, 2007, we issued 6,000 shares of restricted common stock pursuant to our 2000 Plan to Gregory C. Critchfield for services rendered as a director to us.

10.	On August 20, 2007, we issued warrants to two accredited investors in connection with consulting agreements to purchase 43,298 and 21,649 shares of common stock at an exercise price of $0.67 per share. Warrants to purchase 53,298 of these shares had been exercised as of August 1, 2008.

11.	From December 10, 2007 to March 20, 2008, we issued and sold convertible promissory notes to 19 accredited investors for an aggregate purchase price of $22,661,225 (the “Series C Convertible Note Financing”). In connection with the Series C Convertible Note Financing, we retired demand notes in an aggregate amount of $6,250,000 held by three accredited investors.

12.	On January 29, 2008, we issued 6,412 shares of our Series B-1 preferred stock to Gregory C. Critchfield, M.D. for services provided as a member of our board of directors in 2007.

No underwriters were used in the foregoing transactions. The sales of securities described above were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the shares for investment and not distribution, and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b)	Certain Grants and Exercises of Stock Options

Pursuant to our Amended 2000 Stock Plan, as of August 1, 2008, we have issued options to purchase an aggregate of 3,779,370 shares of common stock. Of these options:

•	options to purchase 755,435 shares of common stock have been canceled or lapsed without being exercised;

•	options to purchase 213,412 shares of common stock have been exercised; and

•	options to purchase a total of 2,810,523 shares of common stock are currently outstanding, at a weighted average exercise price of $1.00 per share.

The sale and issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

	For the year ending December 31,
	2005	2006	2007

Allowance for doubtful accounts
Balance, beginning of period	$—	$—	$—
Provision for uncollectible accounts	—	—	13,043
Deductions	—	—	—

Balance, end of period	$—	$—	$13,043

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this Amendment No. 4 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Woburn, Massachusetts, on August 22, 2008.

BIOTROVE, INC.

By:	/s/ Albert A. Luderer
Albert A. Luderer, Ph.D.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Albert A. Luderer Albert A. Luderer, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)	August 22, 2008
/s/ Jeffrey C. Leathe Jeffrey C. Leathe	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	August 22, 2008
* Colin J.H. Brenan, Ph.D.	Director	August 22, 2008
* Gregory C. Critchfield, M.D.	Director	August 22, 2008
* Robert H. Ellis	Director	August 22, 2008
* Edward L. Erickson	Director	August 22, 2008
* Enrico Petrillo, M.D.	Director	August 22, 2008
* Joshua S. Phillips	Director	August 22, 2008

*By:	/s/ Jeffrey C. Leathe
Jeffrey C. Leathe
Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

* 1.1		Form of Underwriting Agreement.
@ 3.1		Restated Certificate of Incorporation of the Registrant.
* 3.2		Amended and Restated Certificate of Incorporation of the Registrant to be filed and effective upon completion of this offering.
@ 3.3		Bylaws of the Registrant.
* 3.4		Restated Bylaws of the Registrant to be effective upon completion of this offering.
* 4.1		Form of Common Stock Certificate.
@ 4.2		Second Amended and Restated Registration Rights Agreement by and among the Registrant, Common Stockholders (as defined therein) and Investors (as defined therein), dated December 10, 2007.
@ 4.3		Form of Warrant to Purchase Common Stock issued by the Registrant in connection with its 2005 Series B Financing.
@ 4.4		Form of Warrant to Purchase Common Stock issued by the Registrant in connection with its 2007 Bridge Financing.
@ 4.5		Form of Warrant to Purchase Series A-1 Preferred Stock issued by the Registrant to Oxford Finance Corporation.
@ 4.6		Warrant to Purchase Series B-1 Preferred Stock issued by the Registrant to Merrill Lynch Business Financial Services, Inc.
@ 4.7		Form of Warrant to Purchase Common Stock issued by the Registrant in connection with consulting agreements.
* 5.1		Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.
@ # 10.1		Exclusive Patent License Agreement by and between the Registrant and The Massachusetts Institute of Technology, dated May 11, 2001, as amended.
@ # 10.2		Exclusive Agreement by and between the Registrant and The Board of Trustees of the Leland Stanford Junior University, dated May 6, 2004.
@ 10.3		Co-Marketing Agreement by and between the Registrant and Agilent Technologies R&D and Marketing GmbH & Co. KG, dated October 3, 2007, as amended.
@ # 10.4		Intellectual Property License, Collaboration and Supply Agreement by and between the Registrant and Applera Corporation through its Applied Biosystems Group, dated November 9, 2007.
@ # 10.5		Patent License Agreement by and between the Registrant and Applera Corporation through its Applied Biosystems Group, dated November 9, 2007.
@ # 10.6		Thermal Cycler Supplier Agreement by and between the Registrant and Applera Corporation through its Applied Biosystems Group, dated December 22, 2004.
$ 10.7		Commercial Lease Agreement by and between the Registrant and Cummings Properties, LLC, dated January 21, 2003, as amended.
@ 10.8		Credit and Security Agreement between the Registrant and GE Business Financial Services, Inc. (formerly Merrill Lynch Capital), dated October 26, 2006, as amended.
@ 10.9		Amended 2000 Stock Plan, as amended.
* 10.10		2008 Employee, Director and Consultant Stock Plan, and forms of agreements thereunder.
@ 10.11		Employment Agreement by and between the Registrant and Albert A. Luderer, dated December 5, 2007.
10	.11.1	Amended and Restated Employment Agreement by and between the Registrant and Albert A. Luderer, dated as of December 5, 2007 and amended as of May 30, 2008.
@ 10.12		Letter Agreement by and between the Registrant and Jeffrey C. Leathe, dated October 9, 2007.
@ 10.13		Employment Agreement by and between the Registrant and Robert H. Ellis, dated December 5, 2007.

Exhibit
Number		Description of Exhibit

10	.13.1	Amended and Restated Employment Agreement by and between the Registrant and Robert H. Ellis, dated as of December 5, 2007 and amended as of May 30, 2008.
@ 10.14		Employment Agreement by and between the Registrant and Colin J.H. Brenan, Ph.D., dated December 5, 2007.
10	.14.1	Amended and Restated Employment Agreement by and between the Registrant and Colin J.H. Brenan, Ph.D., dated as of December 5, 2007 and amended as of May 30, 2008.
@ 10.15		Employment Agreement by and between the Registrant and Paul E. Pescatore, dated December 5, 2007.
10	.15.1	Amended and Restated Employment Agreement by and between the Registrant and Paul E. Pescatore, dated as of December 5, 2007 and amended as of May 30, 2008.
10	.15.2	Letter Agreement by and between the Registrant and Paul E. Pescatore, dated June 25, 2008.
@ 10.16		Letter Agreement by and between the Registrant and Edward F. Sztukowski, dated October 31, 2007.
@ 10.17		Restricted Stock Agreement by and between the Registrant and Edward L. Erickson, dated December 20, 2006.
@ 10.18		Letter Agreement by and between the Registrant and Edward L. Erickson, dated September 27, 2006.
@ 10.19		Restricted Stock Agreement by and between the Registrant and Gregory C. Critchfield, M.D., dated March 28, 2007.
@ 10.20		Letter Agreement by and between the Registrant and Gregory C. Critchfield, M.D., dated March 28, 2007.
@ # 10.21		Collaboration and Services Agreement by and between the Registrant and OSI Pharmaceuticals, Inc, dated April 1, 2008.
@ 10.22		Commercial Lease Agreement by and between the Registrant and Black Mountain Holdings, LLC, dated March 20, 2008.
* 10.23		2008 Bonus Program.
10.24		Director Compensation Policy.
@ 10.25		Bonus Agreement by and between the Registrant and Jeffrey C. Leathe, dated March 17, 2008.
@ 10.26		Bonus Agreement by and between the Registrant and Edward F. Sztukowski, dated March 17, 2008.
# 10.27		Non-Exclusive Reseller Agreement by and between the Registrant and Applera Corporation through its Applied Biosystems Group, dated as of June 1, 2008.
@ 21.1		Subsidiaries of the Registrant.
23.1		Consent of KPMG LLP.
* 23.2		Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).
@ 24.1		Powers of Attorney.

@	Previously filed.

$	Replaces previously filed exhibit.

*	To be filed by amendment.
#	Confidential treatment has been requested for portions of this exhibit.